2025

BLACK HILLS
CORPORATION

2025 Annual Report | Proxy Statement | Form 10-K



Black Hills Corporation
Ready

BKH BLACK HILLS CORPORATION

We are a customer-focused, growth-oriented utility company with a tradition of exemplary service and a vision to be the energy partner of choice. Based in Rapid City, South Dakota, the company serves more than 1.37 million electric and natural gas utility customers in 850+ communities in Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota and Wyoming. Employees partner to produce results that improve life with energy.

Arkansas
191,500 utility customers

Colorado
320,300 utility customers
609 megawatts of owned power generation capacity

Iowa
165,000 utility customers

Kansas
121,000 utility customers

Montana
43 utility customers

Nebraska
306,500 utility customers

South Dakota
78,900 utility customers
150 megawatts of owned power generation capacity

Wyoming
182,000 utility customers
627 megawatts of owned power generation capacity



- ⬤ Electric Utilities
- ⬤ Natural Gas Utilities
- ⬤ Electric and Natural Gas Utilities
- ⛏ Mine
- ⚡ Power Generation
- 🖹 Wind Generation
- ★ Company Headquarters
- Renewable Natural Gas Interconnection Site
- Renewable Natural Gas Production Plant



Dear valued shareholders,

In 2025, we delivered another strong year for Black Hills Corporation through the focused strategic execution by our team. We achieved strong results for our stakeholders, reflected in our operational excellence, regulatory outcomes, and infrastructure investments, positioning us for continued success in serving our customers and communities safely and reliably.

Reflecting our commitment to sustainable long-term growth and value creation, we announced a merger with NorthWestern Energy, which will increase our scale, employee team, and energy systems, while further diversifying our current eight-state footprint and expanding our range of growth opportunities for our stakeholders.

Consistently delivering for customers and shareholders

We successfully served the core needs of our customers for safe, reliable, and affordable service during the year. Our longstanding legacy of customer-focused innovation and investments continued to advance our reputation as the energy partner of choice.

We delivered on our financial commitments, achieving the midpoint of our earnings guidance with adjusted earnings per share of $4.10, excluding merger-related costs, an increase of 5% over 2024. New rates and rider recovery, along with ongoing customer growth, reflected our customer-focused investments and regulatory progress.

The success of our financing strategy supported our solid investment-grade credit ratings and healthy balance sheet, which provide a strong foundation for strategic growth. We issued $220 million of equity under our at-the-market program and refinanced $300 million of debt that matured in early 2026.

We have paid a dividend to our shareholders for 83 consecutive years, and in 2025 we extended our industry-leading track record of increasing our dividend to 55 consecutive years. Our consistent dividend practices demonstrate our confidence in the strength and stability of our business and strategy.

Investing in and transforming our infrastructure

During 2025, we invested approximately $900 million of capital with safety, reliability, and affordability top of mind. The strategic expansion and modernization of our energy systems will more effectively and efficiently serve the needs of our customers both today and in the future. We enhanced our wildfire mitigation plan, including establishing an emergency public safety power shutoff (PSPS) program for our electric utilities.

Our Ready Wyoming electric transmission expansion is a prime example of our strategy in action. In just three years, our team constructed and energized this 260-mile transmission project, which interconnected our electric systems in Wyoming and South Dakota, enhancing reliability, expanding energy market access, and enabling additional opportunities for strategic growth in Wyoming. Importantly, our customers will benefit from long-term cost stability as we reduced dependence on third-party transmission in the region.

In South Dakota, we commenced construction on our Lange II 99-megawatt natural gas-fired generation facility to modernize and replace aging resources and comply with updated system reserve margin needs. We expect the facility will be placed in service in the second half of 2026.

Although large electric infrastructure projects stole the spotlight across the utility industry during the year, natural gas remains a critical and enduring component of a strong energy future. We continued to invest across our natural gas footprint, prioritizing safety and system integrity, supporting the connection of new customers, and enabling growth in the communities in which we live and operate.

Energizing a data-centric future

For more than a decade, we have successfully served Microsoft's data center demand under our large power contract service tariff (LPCS) in Wyoming. This tariff provides flexibility to serve the unique needs of a large-load customer through market energy procurement, contracted resources, and utility investment. This flexibility has successfully utilized Wyoming's energy-rich natural resources, while supporting economic development in the region and benefiting other retail electric customers and surrounding communities.

In 2025, we provided power for the construction of Meta's new AI data center, which is slated to start operations in 2026. Along with continued Microsoft expansion, we plan to serve up to 600 megawatts of data center demand from our existing customers by 2030 with minimal capital investment.

Other industry-leading data center companies have also recognized the value of Wyoming as an attractive location. Including the aforementioned 600 megawatts from existing customers, demand requests from high-quality, large-load customers tripled our demand pipeline to more than 3 gigawatts in total during the year. We plan to serve this demand through a mix of energy resources.

A *Bright Horizon* awaits

For more than 142 years, Black Hills Corporation has thrived alongside its customers and communities since its founding in 1883, delivering long-term growth through economic cycles and macroeconomic challenges.

Over the last two decades, our company has grown through strategic acquisitions, infrastructure expansion, and interconnection of our vertically integrated energy systems. The benefits of our increased scale and valuable electric and gas diversity across eight states have successfully driven long-term value creation.

Our planned merger with NorthWestern Energy builds on this legacy of success in expanding scale, integrating teams and systems, and continuing to deliver long-term growth. Both companies bring a history spanning more than 100 years of delivering value for stakeholders. Our combined larger scale, stronger balance sheet, and diversified footprint will enable us to capture greater growth opportunities than we could as standalone companies. Combining to create a premier Midwest utility, we will be better poised to support the growing needs of our customers, both today and into the future.

Creating value for our stakeholders

We are committed to our vision of improving life with energy and pursuing our mission to be the energy partner of choice for our customers, communities, and investors.

On behalf of the board of directors and our entire Black Hills Corporation team, we thank you for your continued confidence and trust in our company. We look forward to another year of strong performance and shared success.

Sincerely,

Steve Mills,
Chairman, Black Hills Corp. Board of Directors

Linn Evans,
President and CEO, Black Hills Corp.

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BLACK HILLS CORPORATION

**Notice of 2026
Annual Meeting of Shareholders
and Proxy Statement**

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BLACK HILLS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE AND TIME:

Wednesday, April 29, 2026
10:30 a.m. (Mountain Time)

PLACE:

Virtual Meeting
www.virtualshareholdermeeting.com/BKH2026

We are pleased to invite you to virtually attend the annual meeting of shareholders of Black Hills Corporation.

The meeting is to be held as a virtual-only webcast on Wednesday, April 29, 2026 at 10:30 a.m. (Mountain Time). You may attend the annual meeting and vote your shares electronically during the meeting via the internet at www.virtualshareholdermeeting.com/BKH2026. To enter the annual meeting, you must enter the 16-digit control number found next to the label "Control Number" on your proxy card or voting instruction form. We recommend logging in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. The Notice of the 2026 Annual Meeting of Shareholders, 2026 Proxy Statement, and 2025 Annual Report are available at https://ir.blackhillscorp.com/financial-information/annual-reports-proxy.

Proposals:

1. Election of three directors in Class II: Scott M. Prochazka, Teresa A. Taylor, and Anne G. Waleski.
2. Ratification of Deloitte & Touche LLP to serve as our independent registered public accounting firm for 2026.
3. Advisory vote to approve our executive compensation.
4. Any other business that properly comes before the annual meeting.

Record Date:

The Board set March 10, 2026 as the record date for the meeting. This means that our shareholders as of the close of business on that date are entitled to receive this notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

How to Vote by Proxy:

Your vote is very important. You may vote your shares by telephone, by the internet or by returning the enclosed proxy. If you own shares of common stock other than the shares shown on the enclosed proxy, you will receive a proxy in a separate envelope for each such holding. Please vote each proxy received. To make sure that your vote is counted if voting by mail, you should allow enough time for the postal service to deliver your proxy before the meeting.

Sincerely,

/s/ *DARREN NAKATA*
Darren Nakata
Senior Vice President - Chief Legal Officer, Corporate Secretary and Chief Compliance Officer

PROXY SUMMARY

BLACK HILLS CORPORATION OVERVIEW

We are a customer-focused energy solution provider that invests in our communities' safety, sustainability and growth with a mission of *Improving Life with Energy* and a vision to be the *Energy Partner of Choice*. The Company's core mission – and our primary focus – is to provide safe, reliable and cost-effective electric and natural gas service to more than 1.37 million utility customers in over 800 communities in eight states, including Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota and Wyoming.

MERGER WITH NORTHWESTERN ENERGY GROUP, INC.

On August 19, 2025, Black Hills Corporation ("Black Hills") and NorthWestern Energy Group, Inc. ("NorthWestern") announced a definitive agreement to combine in an all-stock, tax-free merger (the "Merger") that will create a premier regional regulated electric and natural gas utility company.

Under the terms of the agreement, NorthWestern shareholders will receive a fixed exchange ratio of 0.98 shares of Black Hills for each share of NorthWestern they own at the close of the transaction. The exchange ratio implies an approximately 4% premium based on the volume weighted average price of each company's common stock since Black Hills and NorthWestern began discussing transaction terms in March 2025. Black Hills shareholders will continue to hold the same number of shares of the combined company that they hold of Black Hills immediately prior to the closing of the transaction. Upon completion of the Merger, Black Hills shareholders will own approximately 56% and NorthWestern shareholders will own approximately 44% of the combined company on a fully diluted basis.

Additional information related to the Merger can be found in the Form S-4 Registration Statement filed with the Securities and Exchange Commission on January 30, 2026. A virtual only Special Meeting of Shareholders will be held on Thursday, April 2, 2026 at 10:00 a.m. (MT) for shareholders of record as of January 28, 2026.

Items of Business to be Considered at the Annual Meeting

Proposal		Board Recommendation	Page
1	Election of Directors	☑ FOR each Director Nominee	6
2	Ratification of Deloitte & Touche LLP to Serve as Independent Registered Public Accounting Firm for 2026	☑ FOR	20
3	Advisory Vote to Approve Executive Compensation	☑ FOR	23

BOARD OF DIRECTORS

Director Nominees

Our Board of Directors ("Board") is committed to oversight that promotes the long-term interests of our shareholders and other stakeholders. We believe this is best achieved with directors who bring a diverse and relevant set of skills, expertise, experiences and perspectives. Our Board is nominating three individuals for election at this annual meeting, all of whom are currently serving on our Board. The following table provides summary information about the nominees:

Name	Age	Director Since	Independent	Committee Membership	Other U.S. Public Boards
Scott M. Prochazka	60	2020	X	Leadership Development & Compensation Governance	None
Teresa A. Taylor	62	2016	X	Leadership Development & Compensation Governance	T-Mobile USA, Inc.
Anne G. Waleski	59	2025	X	Audit	None

Director Skills and Demographics

	Beard	Evans	Granger	Jensen	McAllister	Mills	Otto	Prochazka	Taylor	Waleski
Skills and Experience										
Business Operations	X	X	X	X	X	X		X	X	
Customer Service	X	X						X	X	X
Cybersecurity/Technology							X			
ESG/Sustainability	X	X			X					
Financial Acumen	X	X	X	X	X	X	X	X		X
Government/Regulatory	X	X	X				X	X	X	X
Health and Safety	X	X	X	X	X		X	X		
Human Capital Management/Compensation	X		X	X				X	X	X
Legal/Governance/Compliance	X	X	X	X	X	X				
Mergers and Acquisitions	X	X		X	X	X			X	X
Risk Management	X	X	X	X	X	X	X	X	X	X
Strategic Planning	X	X	X	X	X	X	X	X	X	X
Utility Industry	X	X						X		
Board Tenure										
Years	1	7	5	6	6	14	9	5	9	1
Age										
Years Old	60	63	66	63	61	70	66	60	62	59
Gender										
Female					X				X	X
Male	X	X	X	X		X	X	X		
Race/Ethnicity										
African American/Black			X							
White/Caucasian	X	X		X	X	X	X	X	X	X

OUR COMMITMENT TO SUSTAINABILITY

Our mission of *Improving Life with Energy* means we must be ready to make tomorrow even better than today. That is why we are committed to creating a cleaner energy future which builds upon our responsibility to provide the safe, reliable and cost-effective energy that improves our customers' lives. By investing in the success of our employees, continually innovating, thoughtfully utilizing resources and keeping people at the core of our decision-making, we are dedicated to the sustainability of our Company and communities.

Sustainability Oversight

We are continuously building upon our success of delivering cost-effective energy for customers and strong returns for investors by seeking renewable energy growth opportunities, minimizing risk and responding to stakeholders' evolving expectations. Sustainability is inherently connected throughout our business and our management of related initiatives is structured accordingly. Our Board oversees our Environmental, Social, and Governance (ESG) strategy, with management leadership from our CEO and executive steering committee, our dedicated department and our cross functional sustainability working group.

Responsibly Reducing Greenhouse Gas Emissions

We have set challenging, yet realistic, goals for delivering cleaner energy. We have reduced our electric utilities' greenhouse gas emissions intensity by 38% since 2005 through the addition of renewables, natural gas, and retirement of aging coal plants. We have reduced our natural gas utility emissions 11% since 2022, making significant progress towards our net zero by 2035 target for our natural gas utilities.

Electric Utilities Goals[1][2]	**Natural Gas Utilities Goals**[1][3]
↓ 40% by 2030	↓ Net Zero by 2035
↓ 70% by 2040	

(1)   Our goals are compared to a 2005 baseline.
(2)   Electric Utilities goals include Scope 1 emissions from electric utility generating units and Scope 3 emissions from purchased power for sales.
(3)   Natural Gas Utilities goals include all Scope 1 sources of methane emissions on our distribution system, including fugitive emissions from pipeline mains and service lines, meters, transfer stations, system damages and system blow downs.

We will continue executing our strategy of investing in cost-effective renewables and new technologies to further reduce our environmental impact across all states in which we operate, while continuing to deliver safe, reliable and cost effective energy to customers.

For additional information on our commitment to sustainability, you can review the following 2024 ESG reports on our website at www.blackhillsenergy.com/our-company/commitment-sustainability/sustainability-and-esg-reports.

OUR COMMITMENT TO WILDFIRE SAFETY AND PREVENTION

We have a long history of delivering safe and reliable energy to our customers. For decades, we have employed a wide variety of wildfire mitigation measures and initiatives to support the integrity of our energy delivery systems, while safeguarding our facilities and the surrounding environment. These efforts are part of our comprehensive approach to mitigate not only wildfire risk, but also a variety of extreme weather events, including ice storms and high winds. We are utilizing a three-pronged approach to wildfire mitigation, which includes the following:

- Asset programs like preventative inspection, repair, and maintenance practices, including vegetation management, line patrol in the air and on the ground, and pole inspections and replacement.
- Integrity programs and system investments aimed at improving reliability and reducing risk, undergrounding electric distribution lines, and applying construction standards that reduce the likelihood of wildfire interactions with facilities.
- Operational response utilizing risk-driven decisions including system reconfigurations, daily work activities and equipment operation (non-reclosing energized power lines), and fire weather forecasting tools to enhance situational awareness and understanding of a potentially hazardous fire area.

Emergency Public Safety Power Shutoff

We are committed to the ongoing development and implementation of risk reduction strategies for the betterment of the environment and our customers, employees, and investors. In 2025, we established the Emergency Public Safety Power Shutoff ("PSPS") program within our service territories. The PSPS involves selectively and proactively de-energizing powerlines in high-risk fire areas to mitigate the risk that electric facilities become a source of wildfire ignition.

For additional information on our commitment to wildfire safety and prevention, please visit our website at www.blackhillsenergy.com/safety/wildfire-safety-and-prevention.

EXECUTIVE COMPENSATION

We have an Executive Compensation Philosophy that establishes the framework our Leadership Development and Compensation Committee applies in structuring compensation for our executive officers ("Named Executive Officers" or "NEOs"). The components of our executive pay program consist of a base salary, a short-term incentive plan, and long-term incentives. Our executive pay program aligns the interest of our Named Executive Officers with our stakeholders by tying incentive pay to achievement of performance metrics.

CEO Target Pay Mix



Other NEOs Target Pay Mix [1]



Variable	80 %	Variable	52 %
Linked to Share Value	20 %	Linked to Share Value	35 %

(1) Mr. Casey's employment was involuntarily terminated on April 1, 2025, and therefore was not eligible for short-term incentive compensation in 2025. Mr. Redden was hired on July 21, 2025 and was eligible for a prorated short-term incentive but was not eligible for a long-term incentive in 2025.

The performance measures for our incentive compensation plans are discussed in greater detail on page 27 of the Proxy Statement. We also require our executive officers to hold a significant amount of our common stock (between 3 and 6 times base salary) to further align their interests with the interest of our stakeholders.

Our compensation practices and policies demonstrate the alignment between executive compensation and the interests of our stakeholders. Our shareholders share our confidence in our compensation philosophy as reflected by the support of shareholders owning 97.8 percent of the shares who voted to approve our 2024 executive compensation at last year's annual meeting.

2025 ACCOMPLISHMENTS AND PERFORMANCE

Black Hills Corporation delivered adjusted earnings per share of $4.10, the midpoint of our earnings guidance range of $4.00 to $4.20. We delivered strong earnings and advanced our financial, regulatory, and growth initiatives. Significant accomplishments for the year included:

*   Provided the safe and reliable service our communities and customers depend on and achieved several notable operations performance metrics:
    *   Successfully launched our Emergency Public Safety Power Shutoff program
    *   Served four new customer load peaks at Wyoming Electric, a 21% increase over 2024
*   Completed financing activity to accomplish our long-term objective of investing to meet the needs of our customers, including:
    *   Completed a debt offering of $450 million, 4.55% senior unsecured notes due 2031, a portion of which was used to repay $300 million of notes that matured in January 2026
    *   Utilized one of our two available one-year extension options on June 6, 2025, under the amended and restated Revolving Credit Facility, to extend its maturity date to May 31, 2030
    *   Issued a total of 3.8 million shares of new common stock for net proceeds of $220 million under our at-the-market equity offering program
    *   Improved our year-over-year debt to capitalization ratio from 55.6% to 55.1%
    *   Grew our dividend for the 55th consecutive year
*   Invested in our utility infrastructure and systems:
    *   Energized the Ready Wyoming 260-mile electric transmission expansion on schedule
    *   Commenced construction on the Lange II 99 MW generation project in Rapid City, South Dakota
    *   Increased data center load requests pipeline from 1 GW+ to 3 GW+
*   Executed a number of regulatory accomplishments:
    *   Successfully completed rate review requests for Nebraska Gas, Kansas Gas and Colorado Electric representing $52 million of new annual revenue
    *   Obtained approval for 50 MW battery project in 2027 as part of our Colorado Clean Energy Plan
*   Continued our focus on sustainability, including:
    *   Issued an updated sustainability report and updated EEI, AGA, SASB, NGSI, and TCFD disclosures

BLACK HILLS CORPORATION

7001 Mount Rushmore Road
Rapid City, South Dakota 57702

PROXY STATEMENT

 A proxy in the accompanying form is solicited by the Board of Directors of Black Hills Corporation, a South Dakota corporation, to be voted at the virtual annual meeting of our shareholders to be held Wednesday, April 29, 2026, and at any adjournment of the annual meeting.

 The enclosed form of proxy, when executed and returned, will be voted as set forth in the proxy. Any shareholder signing a proxy has the power to change the shareholder's vote or revoke the proxy as described in more detail below.

 This proxy statement and the accompanying form of proxy are to be first mailed on or about March 18, 2026. Our 2025 annual report to shareholders is being mailed to shareholders with this proxy statement.

VOTING RIGHTS AND PRINCIPAL HOLDERS

 Only our shareholders of record at the close of business on March 10, 2026 are entitled to vote at the meeting. Our outstanding voting stock as of the record date consisted of 76,054,727 shares of our common stock.

 Each outstanding share of our common stock is entitled to one vote. Cumulative voting is permitted in the election of directors in the same class.

TABLE OF CONTENTS

	Page
Commonly Asked Questions and Answers About the Annual Meeting Process	3
Proposal 1 - Election of Directors	6
Corporate Governance	12
Meetings and Committees of the Board	15
Director Compensation	17
Security Ownership of Management and Principal Shareholders	18
Proposal 2 - Ratification of Appointment of Independent Registered Public Accounting Firm	20
Fees Paid to the Independent Registered Public Accounting Firm	21
Audit Committee Report	22
Proposal 3 - Advisory Vote on Our Executive Compensation	23
Executive Compensation	24
Compensation Discussion and Analysis	24
Report of the Leadership Development and Compensation Committee	36
Summary Compensation Table	37
Grants of Plan Based Awards in 2025	39
Outstanding Equity Awards at Fiscal Year-End 2025	40
Option Exercises and Stock Vested During 2025	41
Pension Benefits for 2025	41
Nonqualified Deferred Compensation for 2025	43
Potential Payments Upon Termination or Change in Control	44
Pay Ratio for 2025	49
Pay versus Performance	49
Transaction of Other Business	53
Shareholder Proposals for 2027 Annual Meeting	53
Shared Address Shareholders	54
Annual Report on Form 10-K	54
Notice Regarding Availability of Proxy Materials	54
Appendix A: Reconciliation of Non-GAAP Financial Measures	55

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING PROCESS

Who is soliciting my proxy?

The Board of Directors of Black Hills Corporation is soliciting your proxy.

How do I attend and participate in the annual meeting?

The 2026 Annual Meeting will be conducted solely through a virtual webcast. There will be no physical meeting location. No advance registration is required to attend the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/BKH2026 as a shareholder, you must enter the 16-digit control number found next to the label "Control Number" on your Proxy card or voting instruction form. If you are a registered shareholder and do not have a control number, you can call Black Hills Corporation Investor Relations at (605) 721-1700 for assistance. You may submit questions in advance of the meeting by visiting www.proxyvote.com.

Shareholders may submit questions during the Annual Meeting through the virtual meeting internet site, and management will respond to questions in the same way as it would if the Company held an in-person meeting. If you have questions, you may type them in the dialog box provided at any point during the Annual Meeting until the floor is closed to questions.

Who can vote?

Holders of our common stock as of the close of business on the record date, March 10, 2026, can vote at our annual meeting. Each share of our common stock has one vote for Proposals 2 and 3. Related to Proposal 1, Election of Directors, cumulative voting is permitted in the election of directors in the same class.

How do I vote?

There are three ways to vote by proxy:

- by calling the toll free telephone number on the enclosed proxy;
- by going to the website identified on the enclosed proxy; or
- by returning the enclosed proxy in the envelope provided.

You *may* be able to vote by telephone or over the Internet if your shares are held in the name of a bank or broker. If this is the case, you will need to follow their instructions.

What constitutes a quorum?

Shareholders representing at least 50 percent of our common stock issued and outstanding as of the record date must be present at the annual meeting, either in person or by proxy, for there to be a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum. A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

What am I voting on and what is the required vote for the proposals to be adopted?

The required vote and method of counting votes for the various business matters to be considered at the annual meeting are described in the table below. If you sign and return your proxy card without indicating your vote, your shares will be voted in accordance with the Board recommendations as set forth below.

Item of Business	Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-Vote
Proposal 1: Election of Directors	FOR election of each director nominee	The three nominees with the most "FOR" votes are elected. If a nominee receives more "WITHHOLD AUTHORITY" votes than "FOR" votes, the nominee must submit a resignation for consideration by the Governance Committee and final Board decision.	No effect	No effect
Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm	FOR	The votes cast "FOR" must exceed the votes cast "AGAINST".	No effect	Not applicable; broker may vote shares without instruction
Proposal 3: Advisory Vote to Approve Executive Compensation	FOR	The votes cast "FOR" must exceed the votes cast "AGAINST". This advisory vote is not binding on the Board, but the Board will consider the vote results when making future executive compensation decisions.	No effect	No effect

Is cumulative voting permitted for the election of directors?

In the election of directors, you may cumulate your vote. Cumulative voting allows you to allocate among the director nominees in the same class, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of stock, and there are three directors to be elected in a class at the annual meeting, you could allocate 300 "For" votes (three times 100) among as few or as many of the three nominees to be voted on at the annual meeting as you choose.

If you choose to cumulate your votes, you will need to submit a proxy card or a ballot and make an explicit statement of your intent to cumulate your votes, either by indicating in writing on the proxy card or by indicating in writing on your ballot when voting at the annual meeting. If you hold shares beneficially in street name and wish to cumulate votes, you should contact your broker, trustee or nominee.

How will my shares be voted if they are held in a broker's name?

If you hold your shares through an account with a bank or broker, the bank or broker may vote your shares on some matters even if you do not provide voting instructions. Brokerage firms have the authority under the New York Stock Exchange ("NYSE") rules to vote shares on certain matters (such as the ratification of auditors) when their customers do not provide voting instructions. However, on most other matters when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a "broker non-vote" occurs. **This means that brokers may not vote your shares on the election of directors or the "say on pay" advisory vote if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

What should I do now?

You should vote your shares by telephone, over the Internet or by returning your signed and dated proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the annual meeting.

Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc., will count the votes and serve as inspector of the election.

Who conducts the proxy solicitation and how much will it cost?

We are asking for your proxy for the annual meeting and will pay all the costs of asking for shareholder proxies. We have hired Georgeson LLC to help us send out the proxy materials and ask for proxies. Georgeson LLC's fee for these services is anticipated to be $14,000 plus out-of-pocket expenses. We can ask for proxies through the mail, by telephone or in person. We can use our directors, officers and employees to ask for proxies. These people do not receive additional compensation for these services. We will reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of our common stock.

Can I revoke my proxy?

Yes. You can change your vote in one of four ways at any time before your proxy is used. First, you can enter a new vote by telephone or Internet. Second, you can revoke your proxy by written notice. Third, you can send a later dated proxy changing your vote. Lastly, you can attend the virtual annual meeting and vote online during the meeting.

Who should I call with questions?

If you have questions about the annual meeting, you should call Darren Nakata, Senior Vice President - Chief Legal Officer, Corporate Secretary and Chief Compliance Officer, at (605) 721-1700.

PROPOSAL 1	ELECTION OF DIRECTORS

Our Board is nominating three individuals for election as directors at this annual meeting. In accordance with our Bylaws and Article VI of our Articles of Incorporation, members of our Board are elected to three classes of staggered terms consisting of three years each, and until their successors are duly elected and qualified. At this annual meeting, three directors will be elected to Class II for a term of three years until our annual meeting in 2029.

Nominees for director at the annual meeting are Scott M. Prochazka, Teresa A. Taylor, and Anne G. Waleski. Our Bylaws require a minimum of nine directors. Currently, the Board has set the size of the Board at ten directors.

If, at the time of the annual meeting, any nominees are unable to stand for election, the Board may designate a substitute or reduce the number of directors to no less than nine. In that case, shares represented by proxies may be voted for a substitute director nominated by the Board. We do not expect that any nominee will be unavailable or unable to serve.

The Board and the Governance Committee believe that the combination of the various qualifications, skills and experiences of the directors contribute to an effective and well-functioning Board, and that, individually and as a whole, the directors possess the necessary qualifications to provide effective oversight of the business and quality advice to the Company's management. Included in each director's biography below is an assessment of the specific qualifications, attributes, skills and experience that have led to the conclusion that each individual should serve as a director in light of our current business and structure.

The Board recommends a vote *FOR* the election of the following nominees:

Director Nominee	Class	Year Term Expiring
Scott M. Prochazka	II	2029
Teresa A. Taylor	II	2029
Anne G. Waleski	II	2029

DIRECTOR SKILLS AND EXPERIENCE

Robert F. Beard

Former Chief Operating Officer of UGI Corporation and Former Chief Executive Officer of UGI Utilities

Director since: 2025

Director Class: I, term expiring in 2028

Age: 60

Standing Board Committees:

Leadership Development & Compensation Committee

Other U.S. Public Company Directorships:

Capstone Green Energy Holdings, Inc.

Summary:

Mr. Beard is an accomplished leader with more than 30 years of experience in driving operational strategy, governance, and capital investing to achieve meaningful growth and positive shareholder outcomes. While serving as the Chief Operating Officer of UGI Corporation and Chief Executive Officer of UGI Utilities, Mr. Beard gained a comprehensive background in overseeing major mergers and acquisitions transactions, advising on growth strategy, overseeing executive compensation and succession planning, and reviewing capital expenditure budgets. In 2025, Mr. Beard joined the Board of Directors of Capstone Green Energy Holdings, Inc. where he serves as chair of the Governance Committee.

Skills Relevant to BHC:

Besides being a former CEO of a utility, Mr. Beard's areas of expertise include strategy and governance, investor relations, mergers and acquisitions, risk management, regulatory compliance, renewable energy and financial management.

Linden R. Evans

President and Chief Executive Officer of the Company

Director since: 2018

Director Class: III, term expiring in 2027

Age: 63

Standing Board Committees:

None

Other U.S. Public Company Directorships:

None

Summary:

Mr. Evans has been President and Chief Executive Officer of the Company since January 1, 2019. He previously served as President and Chief Operating Officer from 2016 to 2018, and President and Chief Operating Officer – Utilities from 2004 to 2015. He began his career with Black Hills Corporation in 2001 as Corporate Counsel. Prior to joining the Company, Mr. Evans was a mining engineer and an attorney specializing in environmental and corporate legal matters.

Skills Relevant to BHC:

As CEO of Black Hills Corporation, Mr. Evans brings historic institutional knowledge of the Company and its operations that assist the Board in its evaluation of the Company's financial and operational risks and strategy.

Barry M. Granger

Managing Partner and Co-Founder of Vonbar Investments LLC

Director since: 2020

Director Class: III, term expiring in 2027

Age: 66

Standing Board Committees:

Leadership Development & Compensation Committee

Other U.S. Public Company Directorships:

None

Summary:

Mr. Granger has over 40 years of experience in the chemical and industrial markets. He is the Managing Partner of Vonbar Investments LLC. He held leadership roles at DuPont as Vice President of Government Marketing and Government Affairs and Vice President and General Manager at Tyvek®. Early in his career, he served as the Executive Assistant to the Chairman and CEO of DuPont. He has held a variety of leadership positions with increasing responsibilities in business, regulatory affairs, operations, sales and marketing.

Skills Relevant to BHC:

Mr. Granger's leadership roles in the areas of governmental affairs, business and operations offer the Board insight regarding business strategy, regulatory affairs, operations, sales and marketing, and leadership and people development.

Tony A. Jensen

Retired Director, President and Chief Executive Officer of Royal Gold, Inc.

Director since: 2019

Director Class: III, term expiring in 2027

Age: 63

Standing Board Committees:

Audit Committee

Other U.S. Public Company Directorships:

None

Summary:

Mr. Jensen has over 40 years of experience in the international mining and mining finance industries. From 2003 until his retirement in 2019, Mr. Jensen served in several leadership roles at Royal Gold, Inc., a public precious metals company, including Director, President and Chief Executive Officer from 2006 to 2019, and Chief Operating Officer from 2003 to 2006. Prior to 2003, he held roles with progressively more responsibility in engineering, finance, strategic growth, safety, environmental excellence, and operational efficiency. Mr. Jensen also serves on the Boards of Antofagasta Minerals SA and Antofagasta plc where he chairs the Audit and Risk Committee and is a member of the Projects Committee as well as the Governance and Nominations Committee.

Skills Relevant to BHC:

As the former CEO of a publicly traded precious metals stream and royalty company, Mr. Jensen brings business, operations, leadership, governance, and financial expertise that assists the Board in evaluating the Company's financial risks and strategy and capital deployment.

Kathleen S. McAllister

Retired Director, President and Chief Executive Officer of Transocean Partners LLC

Director since: 2019

Director Class: I, term expiring in 2028

Age: 61

Standing Board Committees:

Audit Committee

Other U.S. Public Company Directorships:

None

Summary:

Ms. McAllister has over 30 years of experience in diverse leadership roles with global, capital intensive companies in the energy value chain. She served as Director, President and Chief Executive Officer of Transocean Partners LLC, an international provider of offshore contract drilling services from 2014 to 2016, and as Chief Financial Officer in 2016. She held the roles of Vice President and Treasurer of Transocean Ltd. from 2011 to 2014. Prior to 2011, she served in roles with increasing responsibility in finance, information technology, tax and treasury. Ms. McAllister has served on the Board of Hoegh LNG Partners since 2017. She is a National Association of Corporate Directors (NACD) Board Leadership Fellow, a NACD Directorship 100 Honoree, holds the CERT Certificate in Cybersecurity Oversight, and is a Certified Public Accountant. She previously served on the Boards of Maersk Drilling, where she chaired the Audit and Risk Committee, Silverbow Resources, Inc., and TMC The Metals Company Inc., where she chaired the Audit Committees.

Skills Relevant to BHC:

As a former CEO, CFO and Treasurer of publicly traded companies, Ms. McAllister's broad business perspective, financial acumen and experience in capital raising and allocation contributes to the Board's oversight of strategy and risk. Ms. McAllister also has extensive experience in mergers and acquisitions and corporate governance. Her experience serving as a corporate director and audit and risk committee chair on other public company boards provides a valuable perspective on the Board's role in management oversight and corporate governance.

Steven R. Mills

Chairman of the Board
Retired Public Company Financial Executive

Director since: 2011

Director Class: III, term expiring in 2027

Age: 70

Standing Board Committees:

Governance Committee

Other U.S. Public Company Directorships:

None

Summary:

Mr. Mills has more than 45 years of experience in the fields of accounting, corporate finance, strategic planning, risk management, and mergers and acquisitions. He served as Chief Financial Officer of Amyris, Inc., a renewable products company, from May 2012 to December 2013. Prior to joining Amyris, he had a 33-year career at Archer Daniels Midland Company, one of the world's largest agricultural processors and food ingredient providers. At Archer Daniels Midland, he held various senior executive roles, including Chief Financial Officer, Controller, and responsibility for leading company strategic efforts globally. Mr. Mills also serves on the Boards of Arianna S.A., Illinois College and First Illinois Corporation (along with its wholly-owned banking subsidiary, Hickory Point Bank & Trust).

Skills Relevant to BHC:

Mr. Mills brings to the Board executive leadership and financial experience as a former CFO of publicly traded companies and strategic planning experience as both a former senior vice president of strategic planning and a senior executive vice president performance and growth for a publicly traded company. These roles also position Mr. Mills to provide the Board perspectives on mergers and acquisitions and capital deployment. Mr. Mills is an experienced director having served on numerous public, private, and not-for-profit companies, making him an expert in corporate governance.

Robert P. Otto

Owner of Bob Otto Consulting LLC

Director since: 2017

Director Class: I, term expiring in 2028

Age: 66

Standing Board Committees:

Audit Committee (Chair)
Governance Committee

Other U.S. Public Company Directorships:

None

Summary:

Since 2017, Mr. Otto has provided strategic planning and advisory services in cybersecurity and intelligence through his company, Bob Otto Consulting LLC. With 34 years of U.S. Air Force service, he served as a general officer from 2008 to 2016, culminating as lieutenant general and the Deputy Chief of Staff for Intelligence, Surveillance and Reconnaissance. He was directly responsible for intelligence policy, planning, implementation, oversight, and leadership of a 27,000-person workforce.

Skills Relevant to BHC:

Mr. Otto's experience in cybersecurity and intelligence through his lengthy career with the U.S. Air Force provides the Board information technology and cybersecurity expertise. His leadership and oversight of a large workforce positions him to provide the Board insights regarding human capital management.

Scott M. Prochazka

Former Board Member, President and Chief Executive Officer of CenterPoint Energy

Director since: 2020

Director Nominee Class: II, term expiring in 2029

Age: 60

Standing Board Committees:

Leadership Development & Compensation Committee (Chair)
Governance Committee

Other U.S. Public Company Directorships:

None

Summary:

Mr. Prochazka served as Board Member, President and Chief Executive Officer of CenterPoint Energy, a public energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations, from 2014 until his retirement in 2020. Prior to that he was Chief Operating Officer from 2012 to 2013, Senior Vice President of Electric Business from 2011 to 2012, and Vice President of Gas Business Unit from 2009 to 2011. He held other management positions including Vice President Customer Care and Support Services and Vice President Texas Gas Region. Before his time at CenterPoint Energy, Mr. Prochazka held roles of increasing responsibility at Dow Chemical. Mr. Prochazka was a Board Member of Enable Midstream Partners, LP from 2014 to 2020, and Chairman from 2015 to 2017. Mr. Prochazka was previously a Board Member of Peridot Acquisition Corporation, from 2020 to 2021, where he served on the Audit and Compensation Committees, and Peridot Acquisition Corp. II, from 2021 to 2023, where he served on the Audit and Compensation Committees. He also previously served on the Board of Li-Cycle Holdings Corp. (successor to Peridot Acquisition Corp). He currently serves on the Board of Saudi Electric Co.

Skills Relevant to BHC:

Mr. Prochazka's executive experience as a former CEO of a publicly traded electric and gas utility company, with a market cap more than four times that of Black Hills Corporation, and leadership experience as COO of both gas and electric utility divisions, provides a valuable perspective regarding utility business operations, regulatory and governmental affairs, safety, capital deployment and risk management.

Teresa A. Taylor

Chief Executive Officer of Blue Valley Advisors, LLC

Director since: 2016

Director Nominee Class: II, term expiring in 2029

Age: 62

Standing Board Committees:

Leadership Development & Compensation Committee
Governance Committee (Chair)

Other U.S. Public Company Directorships:

T-Mobile USA, Inc. (since 2013)

Summary:

Ms. Taylor has over 30 years of experience in the technology, media, and telecom sectors. She has been the Chief Executive Officer of Blue Valley Advisors, LLC, a consulting firm that she founded, since 2011. She was the Chief Operating Officer of Qwest Communications, Inc., a telecommunications carrier, from 2009 to 2011, where she led the daily operations and a senior management team responsible for 30,000 employees in field support, technical development, sales, marketing, customer support and information technology systems. She is a Board Member of T-Mobile USA, Inc. She was previously a Board Member of First Interstate BancSystem, Inc. from 2012 to 2020, Columbia Pipeline Group Inc. from 2015 to 2016, and NiSource, a public utility company from 2012 to 2015.

Skills Relevant to BHC:

Ms. Taylor's broad range of experience over her three decades-long career, including in the fields of human resources, customer support, information technology systems, and business operations, add breadth and depth to the board. Her experience leading large employee teams lends toward engagement with the Board in the areas of compensation practices and human capital management. Ms. Taylor's experience as a lead independent director of a publicly traded company provides further insight into Board governance and oversight of management.

Anne G. Waleski

Retired Executive Vice President and Chief Financial Officer of Markel Corporation

Director since: 2025

Director Nominee Class: II, term expiring in 2029

Age: 59

Standing Board Committees:

Audit Committee

Other U.S. Public Company Directorships:

None

Summary:

Ms. Waleski served as EVP and CFO for Markel Corporation, a global financial services holding company, from 2010 until her retirement in 2019. Prior to that she served as Treasurer from 2003 to 2010. She has extensive experience as a financial executive delivering results throughout her successful career. Ms. Waleski has been a board member of Liberty Mutual Holding Company, Inc. since 2021 and is currently the Lead Independent Director, chairs the Governance & Sustainability Committee, chairs the Audit and Finance Committee, and is a member of the Compensation Committee. Ms. Waleski's past board service includes Enact Global Holdings, Inc. from 2021 to 2025 where she chaired the Audit Committee and was a member of the Governance and Nominating Committee, Tredegar Corporation from 2018 to 2023 where she was a member of the Audit and Compensation Committee and ProSight Global Inc. from 2020-2021 where she chaired the Audit Committee.

Skills Relevant to BHC:

As a former CFO and Treasurer of a Fortune 500 publicly traded company Ms. Waleski's business perspective, financial and investment experience, and broad mergers and acquisitions experience contribute to the oversight of controls, capital allocation, strategy and risk. Ms Waleski's experience as a corporate director and committee chair on other public company boards provides a valuable perspective on Board oversight and governance.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board has adopted "Corporate Governance Guidelines of the Board," which guide the operation of our Board and assist the Board in fulfilling its obligations to shareholders and other constituencies. The guidelines lay the foundation for the Board's responsibilities, operations, leadership, organization and committee matters. The Governance Committee reviews the guidelines annually, and the guidelines may be amended at any time, upon recommendation by the Governance Committee and approval of the Board. These guidelines can be found in the "Corporate Governance" section of our website (https://ir.blackhillscorp.com/corporate-governance/governance-documents).

Board Leadership Structure

On May 1, 2020, Steven R. Mills, an independent director, was appointed Chairman of the Board. As Chairman, Mr. Mills leads our Board in the performance of its duties by working with the CEO to establish meeting agendas, facilitating board meetings and executive sessions, and collaborating with the Board to annually evaluate the performance of the CEO.

As provided in our Corporate Governance Guidelines, the Board does not have a policy on whether or not the roles of Chairman and CEO should be separate or combined. The Governance Committee annually reviews the appropriate leadership structure for the Company and recommends a Chairman for Board approval. While our Bylaws and Corporate Governance Guidelines do not require that our Chairman and CEO positions be held by separate individuals, the Board believes that having separate positions and having an independent director serve as Chairman is the appropriate leadership structure for the Company at this time because it allows our CEO to focus on business operations and our Chairman to focus on Board governance.

Risk Oversight

Our Board oversees an enterprise risk management ("ERM") approach to risk management that supports our operational and strategic objectives. It fulfills its oversight responsibilities through receipt of quarterly reports from management regarding material risks involving strategic planning and execution, operations, physical and cybersecurity, environmental, social and governance ("ESG"), financial, legal, safety, regulatory, and human resources risks. While our full Board retains responsibility for risk oversight, it delegates oversight of certain risk considerations to its committees within each of their respective areas of responsibility as defined in the charter for each committee.

Our management is responsible for day-to-day risk management and operates under our ERM program that addresses enterprise risks. The ERM program includes practices to identify risks, assess the impact and likelihood of occurrence, and develop action plans to prevent the occurrence or mitigate the impact of the risk. The ERM program includes regular reporting to our senior management team, quarterly reporting to our Board, and monitoring and testing by the Risk Management, Compliance and Internal Audit groups.

Sustainability Oversight

We are committed to creating a cleaner energy future that builds upon our responsibility to provide the safe, reliable and economic energy that improves our customers' lives. The Board oversees management's execution of our sustainability objectives and receives quarterly updates from management regarding sustainability matters. Under the oversight of the Board, we published our 2024 Corporate Sustainability Report in the second quarter of 2025. In addition to announcing progress toward our goal to reduce electric utility emission intensity 40% by 2030 and 70% by 2040, we provided an overview of the progress we have made toward achieving net zero emissions by 2035 for our natural gas distribution system. Also in the second quarter of 2025, we issued updated Edison Electric Institute and American Gas Association ESG disclosures, Natural Gas Sustainability Initiative (NGSI) disclosures, Sustainability Accounting Standards Board (SASB) disclosures, Task Force on Climate Related Financial Disclosure (TCFD) Index disclosures, and an Employer Information Report (EEO-1).

Cyber and Physical Security Oversight

Our Board retains oversight of cyber and physical security. Our Chief Information and Transformation Officer provides the Board quarterly reports that summarize material security risks and the measures that have been put in place to mitigate the associated risks. These reports address a variety of topics including updates on strategic initiatives, industry trends, threat vulnerability assessments, and efforts to prevent, detect and respond to internal and external critical threats.

Human Capital Management Oversight

Primary responsibility for oversight of human capital management rests with our Leadership Development and Compensation Committee. As part of its oversight, the Committee reviews regular reports from management regarding employee engagement, retention, inclusion, pay equity, strategic workforce planning, succession planning, employee benefits programs, human rights and company culture.

Succession Planning Oversight

Our Board is actively engaged in succession planning for our key executive positions to ensure a strong bench of future leaders. To assist the Board, our CEO, and our Chief Human Resources Officer perform talent reviews and discuss succession planning and leadership development. Semi-annually, their assessment of senior executive talent, including potential of such talent to succeed our CEO or other executive officers, readiness for succession and development opportunities are presented to our Board.

Director Nominees

The Governance Committee uses a variety of methods for identifying and evaluating nominees for director. The Governance Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event vacancies are anticipated, or otherwise arise, the Governance Committee considers various potential candidates for director. Board candidates are considered based upon various criteria, including diversity of gender, race and ethnicity; business, administrative and professional skills or experiences; an understanding of relevant industries, technologies and markets; financial literacy; independence status; the ability and willingness to contribute time and special competence to Board activities; personal integrity and independent judgment; and a commitment to enhancing shareholder value. The Governance Committee considers these and other factors as it deems appropriate, given the needs of the Board. Our goal is a diverse, talented, and highly engaged Board, with members whose skills, background and experience are complementary and, together, cover the spectrum of areas that impact our business currently and in the future. The Governance Committee considers candidates for Board membership suggested by a variety of sources, including current or past Board members, the use of third-party executive search firms, members of management, and shareholders. Any shareholder may make recommendations for consideration by the Governance Committee for membership on the Board by sending a written statement of the qualifications of the recommended individual to the Corporate Secretary. The Committee evaluates all director candidates in the same manner using the same criteria regardless of who recommends them.

Shareholders who intend to nominate persons for election to the Board must provide timely written notice of the nomination in accordance with Article I, Section 9 of our Bylaws. Generally, our Corporate Secretary must receive the written notice at our executive offices at 7001 Mount Rushmore Road, P.O. Box 1400, Rapid City, South Dakota 57709, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. For the 2027 shareholder meeting, those dates are January 29, 2027 and December 30, 2026. The notice must include at a minimum the information set forth in Article I, Section 9 of our Bylaws, including the shareholder's identity, contingent ownership interests, description of any agreement made with others acting in concert with respect to the nomination, specific information about the nominee and certain representations by the nominee to us.

Board Independence

In accordance with NYSE rules, the Board through its Governance Committee, affirmatively determines the independence of each director and director nominee in accordance with guidelines it has adopted, which include all elements of independence set forth in the NYSE listing standards. These guidelines are contained in our Policy for Director Independence, which can be found in the "Corporate Governance" section of our website (https://ir.blackhillscorp.com/corporate-governance/governance-documents). Based on these standards, the Governance Committee determined that each of the following non-employee directors is independent and has no relationship with us, except as a director and shareholder: Robert F. Beard, Barry M. Granger, Tony A. Jensen, Kathleen S. McAllister, Steven R. Mills, Robert P. Otto, Scott M. Prochazka, Teresa A. Taylor, and Anne G. Waleski. In addition, based upon these standards, the Governance Committee determined that Mr. Evans is not independent because he is an officer of the Company.

Director Resignation Policies

The Corporate Governance Guidelines require members of the Board to submit a letter of resignation for consideration by the Board in certain circumstances. The Corporate Governance Guidelines include a plurality plus voting policy. Pursuant to the policy, any nominee for election as a director in an uncontested election who receives a greater number of votes "Withheld" from his or her election than votes "For" his or her election will promptly tender his or her resignation as a director to the Chairman of the Board following certification of the election results. Broker non-votes will not be deemed to be votes "For" or "Withheld" from a director's election for purposes of the policy. The Governance Committee (without the participation of the affected director) will consider each resignation tendered under the policy and recommend to the Board whether to accept or reject it. The Board will then take the appropriate action on each tendered resignation, taking into account the Governance Committee's recommendation. The Governance Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information that it considers appropriate, including the reasons why the

Governance Committee believes shareholders "Withheld" votes for election from such director and any other circumstances surrounding the "Withheld" votes, any alternatives for curing the underlying cause of the "Withheld" votes, the qualifications of the tendering director, his or her past and expected future contributions to us and the Board, and the overall composition of the Board, including whether accepting the resignation would cause us to fail to meet any applicable SEC or NYSE requirements. The Board will publicly disclose its decision and rationale by filing a Form 8-K with the SEC within 90 days after receipt of the tendered resignation.

The Corporate Governance Guidelines also require members of the Board to tender a letter of resignation in the event of a change in professional responsibilities that may directly or indirectly impact that Board member's ability to fulfill directorship obligations. The Board is not obligated to accept that resignation. The Governance Committee will review the affected member's service and qualifications and recommend to the Board the continued appropriateness of Board membership under the circumstances.

Our Corporate Governance Guidelines provide that no person will be elected or stand for reelection to the Board after attaining 75 years of age, unless otherwise determined by the Board.

Codes of Business Conduct and Ethics

The Code of Business Conduct and the Code of Ethics that apply to our Chief Executive Officer and Senior Financial Officers can be found in the "Corporate Governance" section of our website (https://ir.blackhillscorp.com/corporate-governance/governance-documents). We intend to disclose any amendments to, or waivers of, the Code of Ethics on our website. Please note that none of the information contained on our website is incorporated by reference in this proxy statement.

Certain Relationships and Related Party Transactions

We recognize related party transactions can present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than the best interests of us and our shareholders. Accordingly, as a general matter, it is our preference to avoid related party transactions. Nevertheless, we recognize that there are situations where related party transactions may be in, or may not be inconsistent with, the best interests of us and our shareholders, including but not limited to situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when we provide products or services to related parties on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

Therefore, our Board has adopted a policy for the review of related party transactions. This policy requires directors and officers to promptly report to our Corporate Secretary all proposed or existing transactions in which the Company and they, or persons related to them, are parties or participants. Our Corporate Secretary presents those transactions to our Governance Committee. Our Governance Committee reviews the material facts presented and either approves or disapproves entry into the transaction. In reviewing the transaction, the Governance Committee considers the following factors, among other factors it deems appropriate: (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; (ii) the extent of the related party's interest in the transaction; and (iii) the impact on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer. There were no reportable related party transactions in 2025.

Insider Trading and Anti-Hedging Policy

Black Hills Corporation has adopted policies and procedures that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, including the NYSE listing standards. Our Insider Trading Policy prohibits unlawful insider trading, hedging transactions and related practices ("Insider Trading Policy"). Specifically, Black Hills Corporation's employees, officers and directors are prohibited from trading in the Company's securities while in possession of material, nonpublic information, from pledging its securities as collateral, holding its securities in a margin account and entering into transactions that are designed to hedge or offset decreases in the market value of the securities. Additionally, certain employees and officers are subject to routine and non-routine blackout periods during which times trading in our securities is not permitted, as well as pre-clearance procedures to ensure compliance with applicable internal policies. It is also the policy of the Company to comply with all applicable securities laws and listing standards when transacting in its own securities or the securities of others.

Delinquent Section 16(a) Reports
Based solely upon a review of our records and reports on Forms 3, 4 and 5 filed with the SEC, we believe that during and with respect to 2025, all persons subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended, filed the required reports on a timely basis, except for one Form 3 and 4 for Mr. Redden related to an August 2025 transaction.

Communications with the Board

We value the views and input of our shareholders and believe that fostering productive dialogue with our shareholders contributes to our long-term success. Shareholders and others interested in communicating directly with the Chairman, with the independent directors as a group, or the Board may do so in writing to the Chairman, Black Hills Corporation, 7001 Mount Rushmore Road, P.O. Box 1400, Rapid City, South Dakota 57709.

MEETINGS AND COMMITTEES OF THE BOARD

THE BOARD

Our Board held 19 meetings during 2025. Each regularly scheduled meeting of the Board includes an executive session of only independent directors. During 2025, each current director attended at least 75 percent of the combined total of Board meetings and Committee meetings on which the director served. While not required under our policies, all directors attended the 2025 annual meeting of shareholders.

The significant number of Board meetings in 2025 was due to many special meetings held to review, consider and approve the Merger.

COMMITTEES OF THE BOARD

Our Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities. Those standing committees are the Audit Committee, the Leadership Development and Compensation Committee and the Governance Committee. Each committee operates under a charter, which is available on our website at https://ir.blackhillscorp.com/corporate-governance/governance-documents and is also available in print to any shareholder who requests it. In addition, our Board creates special committees from time to time for specific purposes. Members of the committees are designated by our Board upon recommendation of the Governance Committee.

Audit Committee 9 Meetings in 2025	Primary Responsibilities
Members: **Robert P. Otto (Chair)** **Tony A. Jensen** **Kathleen S. McAllister** **Anne G. Waleski** **Independence: 100%**	⌃ Assist the Board in fulfilling its oversight responsibility to our shareholders relating to the quality and integrity of our accounting, auditing and financial reporting processes; ⌃ Oversee the integrity of our financial statements, financial reporting systems, internal controls and disclosure controls regarding finance, accounting and legal compliance; ⌃ Review areas of potential significant financial risk to us; ⌃ Review consolidated financial statements and disclosures; ⌃ Appoint an independent registered public accounting firm for ratification by our shareholders; ⌃ Monitor the independence and performance of our independent registered public accountants and internal auditing department; ⌃ Pre-approve all audit and non-audit services provided by our independent registered public accountants; ⌃ Review the scope and results of the annual audit, including reports and recommendations of our independent registered public accountants; ⌃ Review the internal audit plan, results of internal audit work and our process for monitoring compliance with our Code of Business Conduct and other policies and practices established to ensure compliance with legal and regulatory requirements; and ⌃ Periodically meet, in private sessions, with Internal Audit, Chief Financial Officer, Chief Compliance Officer, other management, and our independent registered public accounting firm.
Committee Report: Page 22 of this Proxy Statement	In accordance with the rules of the NYSE, all of the members of the Audit Committee are financially literate. In addition, the Board determined that Mr. Jensen and Mses. McAllister and Waleski have the requisite attributes of an "audit committee financial expert" as provided in regulations promulgated by the SEC, and that such attributes were acquired through relevant education and/or experience.

Leadership Development and Compensation Committee 8 Meetings in 2025	Primary Responsibilities
	⚲ Discharge the Board's responsibilities related to executive and director compensation philosophy, policies and programs;
	⚲ Perform functions required of directors in the administration of all federal and state laws and regulations pertaining to executive employment and compensation;
Members: **Scott M. Prochazka (Chair)** **Robert F. Beard** **Barry M. Granger** **Teresa A. Taylor**	⚲ Consider and recommend for approval by the Board all executive compensation programs including executive benefit programs and stock ownership plans;
	⚲ Promote an executive compensation program that supports the overall objective of enhancing shareholder value;
	⚲ Provide oversight of Company culture, inclusion, human rights, pay equity, and employee engagement; and
	⚲ Oversee leadership development.
Independence: **100%** **Committee Report:** **Page 36 of this** **Proxy Statement**	The Leadership Development and Compensation Committee has authority under its charter to retain compensation consultants and other advisors as the Committee may deem appropriate in its sole discretion. The Committee engaged Meridian Compensation Partners, LLC (Meridian), an independent consulting firm, to conduct an annual review of our 2025 total compensation program for executive officers. The Committee reviewed the independence of Meridian and the individual representatives of Meridian who served as consultants to the Committee, in accordance with the SEC and NYSE requirements. The Leadership Development and Compensation Committee concluded that Meridian was independent and Meridian's performance of services raised no conflict of interest. The Committee's conclusions were based in part on a report that Meridian provided to the Committee intended to reveal any potential conflicts of interest and a schedule of the type and amount of any non-executive compensation services provided by Meridian to the Company.

Leadership Development and Compensation Committee Interlocks. None of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board or on our Leadership Development and Compensation Committee.

Governance Committee 5 Meetings in 2025	Primary Responsibilities
	⚲ Assess the size of the Board and qualifications for Board membership;
	⚲ Identify and recommend prospective directors to the Board to fill vacancies;
	⚲ Review and evaluate director nominations submitted by shareholders, including reviewing the qualifications and independence of shareholder nominees;
Members: **Teresa A. Taylor (Chair)** **Steven R. Mills** **Robert P. Otto** **Scott M. Prochazka**	⚲ Consider and recommend existing Board members to be renominated at our annual meeting of shareholders;
	⚲ Consider the resignation of an incumbent director who makes a principal occupation change (including retirement) or who receives a greater number of votes "Withheld" than votes "For" in an uncontested election of directors and recommend to the Board whether to accept or reject the resignation;
	⚲ Establish and review guidelines for corporate governance;
	⚲ Recommend to the Board for approval committee membership and chairs of the committees;
	⚲ Recommend to the Board for approval a Chairman or an independent director to serve as a Lead Director;
	⚲ Review the independence of each director and director nominee;
	⚲ Administer an annual evaluation of the performance of the Board and each Committee and an evaluation of the individual directors up for reelection in the next year;
Independence: **100%**	⚲ Ensure that the Board oversees the evaluation and succession planning of management;
	⚲ Oversee the reporting framework the Company utilizes to track and monitor progress associated with ESG activities; and
	⚲ Oversee company political engagement.

DIRECTOR COMPENSATION

DIRECTOR FEES

Compensation to our non-employee directors consists of cash retainers for Board Members, Committee Members, the Board Chairman and Committee Chairs and equity compensation in the form of restricted stock units.

In setting non-employee director compensation, the Leadership Development and Compensation Committee recommends the form and amount of compensation to the Board, which makes the final determination. In considering and recommending the compensation of non-employee directors, the Leadership Development and Compensation Committee considers such factors as it deems appropriate, including historical compensation information, level of compensation necessary to attract and retain non-employee directors meeting our desired qualifications and market data. We do not pay meeting fees. The Leadership Development and Compensation Committee did not recommend any changes to director fees for 2025. The fee structure for director fees in 2025 was as follows:

	Fees Effective January 1, 2025	
	Cash	Restricted Stock Units
Board Retainer	$ 105,000	$ 135,000
Board Chairman	$ 120,000	
Committee Chair Retainer		
Audit Committee	$ 15,000	
Leadership Development and Compensation Committee	$ 12,500	
Governance Committee	$ 12,500	
Committee Member Retainer		
Audit Committee	$ 10,000	
Leadership Development and Compensation Committee	$ 7,500	
Governance Committee	$ 7,500	

DIRECTOR COMPENSATION FOR 2025 AND OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2025[1]

Name[2]	Fees Earned or Paid in Cash	Stock Awards[3]	Total	Outstanding Equity Awards at December 31, 2025[4]
Robert F. Beard[6]	$ 75,000	$ 135,000	$ 210,000	2,294
Barry M. Granger	$ 112,500	$ 135,000	$ 247,500	12,016
Tony A. Jensen	$ 115,000	$ 135,000	$ 250,000	20,309
Kathleen A. McAllister	$ 115,000	$ 135,000	$ 250,000	18,719
Steven R. Mills	$ 232,500	$ 135,000	$ 367,500	49,508
Robert P. Otto	$ 130,000	$ 135,000	$ 265,000	22,624
Scott M. Prochazka	$ 132,500	$ 135,000	$ 267,500	12,016
Rebecca B. Roberts[5]	$ 40,000	$ —	$ 40,000	—
Mark A. Schober[5]	$ 45,833	$ —	$ 45,833	—
Teresa A. Taylor	$ 132,500	$ 135,000	$ 267,500	21,966
Anne G. Waleski[6]	$ 76,667	$ 135,000	$ 211,667	2,294

(1) Our directors did not receive any stock option awards, non-equity incentive plan compensation, pension benefits or perquisites in 2025 and did not have any stock options outstanding at December 31, 2025.

(2) Mr. Evans, our President and CEO, is not included in this table because he is our employee and thus receives no compensation for his services as director. Mr. Evans' compensation received as an employee is shown in the Summary Compensation Table for our Named Executive Officers.

(3) On May 1, 2025, each non-employee director received an annual equity award of restricted stock units equivalent to $135,000 that will vest following our 2026 annual meeting. The grant date fair value of a restricted stock unit is the closing price of a share of our common stock on the grant date.

(4) Includes common stock equivalents, unvested restricted stock units and associated dividend equivalents (2,294 shares for each director that will vest, if not deferred, at the 2026 annual meeting) and deferred stock units (6,605 shares for Ms. McAllister and Messrs. Granger and Mills who elected to defer their restricted stock awards until they separate from the board).

(5) Ms. Roberts' and Mr. Schober's retirements from our Board of Directors were effective at our 2025 annual meeting of shareholders.

(6) Mr. Beard and Ms. Waleski became members of the Board following their election at the 2025 annual meeting of shareholders.

Dividend equivalents accrue on the common stock equivalents and restricted stock units.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Each member of our Board is required to hold shares of common stock, common stock equivalents, or restricted stock units equal to five times the annual cash Board retainer. All of our directors have met the stock ownership guideline except for Mr. Beard and Ms. Waleski, who have been on the Board for less than five years.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common stock as of February 27, 2026 for each director, each executive officer named in the Summary Compensation Table, all of our current directors and executive officers as a group and each person known by us to beneficially own more than five percent of our outstanding shares of common stock. Beneficial ownership includes shares a director, nominee, or executive officer has or shares the power to vote or transfer. There were no stock options outstanding for any of our directors or executive officers as of February 27, 2026.

Except as otherwise indicated by footnote below, we believe that each individual named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by that individual.

Name of Beneficial Owner [1]	Shares of Common Stock Beneficially Owned [2]	Outstanding Equity Awards [3]	Total	Percentage
Outside Directors				
Robert F. Beard	—	2,294	2,294	*
Barry M. Granger	803	11,213	12,016	*
Tony A. Jensen	13,804	6,505	20,309	*
Kathleen S. McAllister	5,609	13,110	18,719	*
Steven R. Mills	18,711	30,797	49,508	*
Robert P. Otto	10,657	11,967	22,624	*
Scott M. Prochazka	7,408	4,608	12,016	*
Teresa A. Taylor	9,384	12,582	21,966	*
Anne G. Waleski	—	2,294	2,294	*
Named Executive Officers				
Linden R. Evans	174,272		174,272	*
Kimberly F. Nooney	38,696		38,696	*
Marne M. Jones	38,667		38,667	*
Sarah A. Wiltse	7,532		7,532	*
Don Redden	6,910		6,910	*
Phillip Casey	—		—	*
All current directors and executive officers as a group (15 persons)	332,453	95,370	427,823	*

_____

* Represents less than one percent of the common stock outstanding.

(1) Beneficial ownership means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security.

(2) Includes restricted stock held by the following executive officers for which they have voting power but not investment power: Mr. Evans - 36,578 shares; Ms. Nooney - 25,617 shares; Ms. Jones - 20,051 shares; Ms. Wiltse - 7,055 shares; Mr. Redden - 6,910 shares; Mr. Casey - 0 shares, and all directors and executive officers as a group 96,211 shares. Includes 2,294 restricted stock units held by each director.

(3) Represents common stock equivalents allocated to the directors' accounts prior to January 1, 2022 under our former directors' stock-based compensation plan, of which there are no voting rights, and deferred restricted stock units for directors who elected to defer their equity compensation after January 1, 2022.

PRINCIPAL SHAREHOLDERS

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the issued and outstanding Common Stock as of February 27, 2026:

Name and Address	Shares of Common Stock Beneficially Owned	Percentage
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	10,522,520	14.6%
The Vanguard Group Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	8,143,567	12.0%
State Street Corporation[3] State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114-2016	3,665,284	5.4%

(1) Information is as of March 31, 2025, and is based on a Schedule 13G/A filed on April 30, 2025. BlackRock, Inc. has sole voting power with respect to 10,401,244 shares and sole investment power with respect to 10,522,520 shares.

(2) Information is as of December 29, 2023, and is based on a Schedule 13G/A filed on February 13, 2024. The Vanguard Group Inc. has shared voting power with respect to 77,164 shares and sole investment power with respect to 8,002,478 shares, and shared investment power with respect to 141,089 shares.

(3) Information is as of December 31, 2023, and is based on a Schedule 13G filed on January 25, 2024. State Street Corporation has shared voting power with respect to 3,389,369 shares and shared investment power with respect to 3,656,584 shares.

PROPOSAL 2	RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Deloitte & Touche LLP, independent registered public accountants, conducted the audit of Black Hills Corporation and its subsidiaries for 2025. Representatives of Deloitte & Touche LLP are expected to be present at our virtual annual meeting and will have the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions.

Our Audit Committee has appointed Deloitte & Touche LLP to perform an audit of our consolidated financial statements and those of our subsidiaries for 2026 and to render their reports. In determining whether to recommend to the full Board the reappointment of Deloitte & Touche LLP as our independent auditor, the Audit Committee considered the following:

- Technical expertise and knowledge of the Company's business and industry
- The quality and candor of communications with the Audit Committee
- Deloitte & Touche LLP's independence
- Public Company Accounting Oversight Board inspection reports on the firm
- Input from management on Deloitte & Touche LLP's performance, objectivity and professional judgment
- The appropriateness of fees for audit and non-audit services

The Board recommends ratification of the Audit Committee's appointment of Deloitte & Touche LLP. The appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2026 will be ratified if the votes cast "For" exceed the votes cast "Against." Abstentions will have no effect on such vote. If shareholder approval for the appointment of Deloitte & Touche LLP is not obtained, the Audit Committee will reconsider the appointment.

**The Board recommends a vote *FOR* ratification of the appointment of Deloitte & Touche LLP
to serve as our independent registered public accounting firm for 2026.**

FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following charts set forth the aggregate fees for services provided to us for the years ended December 31, 2025 and 2024 by our independent registered public accounting firm, Deloitte & Touche, the member firms of Deloitte & Touche and their respective affiliates:



Audit Fees

Fees for professional services rendered for the audits of our financial statements, review of the interim financial statements included in quarterly reports, opinions on the effectiveness of our internal control over financial reporting, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include merger-related reviews and employee benefit plan audits.

Tax Compliance Fees

Fees for services related to federal and state tax compliance.

Tax Planning and Advisory Fees

Fees for planning, advisory services, and merger-related services.

The services performed by Deloitte & Touche were pre-approved in accordance with the Audit Committee's policy whereby the Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accountants. The Audit Committee will generally pre-approve a list of specific services and categories of services, including audit, audit-related, tax and other services, for the upcoming or current year, subject to a specified cost level. Any service that is not included in the approved list of services must be separately pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in fulfilling its oversight responsibilities to shareholders relating to the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements regarding financial reporting, the independent auditors' qualifications and independence, and the performance of the Company's internal and independent auditors.

Management has the primary responsibility for the completeness and accuracy of the Company's financial statements and disclosures, the financial reporting process, and the effectiveness of the Company's internal control over financial reporting.

Our independent auditors, Deloitte & Touche LLP, are responsible for auditing the Company's consolidated financial statements and expressing an opinion as to whether they are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States.

In fulfilling its oversight responsibilities for 2025, the Audit Committee, among other things:

- Reviewed and discussed the audited financial information contained in the Annual Report on Form 10-K with management and our independent auditors prior to public release.
- Reviewed and discussed with our independent auditors their judgments as to the quality, not just the acceptability, of our critical accounting principles and estimates and all other communications required to be discussed with the Audit Committee under generally accepted auditing standards, including the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.
- Reviewed and discussed with management, our internal auditors and our independent auditors management's report on internal control over financial reporting, including the significance and status of control deficiencies identified by management and the results of remediation efforts undertaken, to determine the effectiveness of internal control over financial reporting at December 31, 2025.
- Reviewed with our independent auditors their report on the Company's internal control over financial reporting at December 31, 2025, including the basis for their conclusions.
- Reviewed and pre-approved all audit and non-audit services and fees provided to the Company by our independent auditors and considered whether the provision of such non-audit services by our independent auditors is compatible with maintaining their independence.
- Discussed with our internal and independent auditors their audit plans, audit scope and identification of audit risks and reviewed the results of internal audit examinations.
- Reviewed and discussed the interim financial information contained in each quarterly earnings announcement and Quarterly Report on Form 10-Q with management and our independent auditors prior to public release.
- Received and reviewed periodic corporate compliance and financial risk reports, including credit and hedging activity.
- Held private sessions with our independent auditors, Internal Audit, Chief Financial Officer, and Chief Compliance Officer.
- Received the written disclosures and the letter from our independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Committee concerning independence and discussed the independence of Deloitte & Touche LLP with them.
- Concluded Deloitte & Touche LLP is independent based upon the above considerations.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC. The Audit Committee also recommended and the Board reappointed Deloitte & Touche LLP as our independent registered public accounting firm for 2026. Shareholders are being asked to ratify that selection at the 2026 Annual Meeting.

THE AUDIT COMMITTEE

Robert P. Otto, Chair
Tony A. Jensen
Kathleen S. McAllister
Anne G. Waleski

PROPOSAL 3	ADVISORY VOTE ON OUR EXECUTIVE COMPENSATION

We are providing shareholders with an annual advisory, non-binding vote on the executive compensation of our Named Executive Officers (commonly referred to as "say on pay"). Accordingly, shareholders will vote on approval of the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section, the accompanying compensation tables and the related narrative disclosure in this proxy statement.

This vote is non-binding. The Board and the Leadership Development and Compensation Committee expect to consider the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results. At our 2025 annual meeting, 97.8 percent of the votes cast in this matter approved our executive compensation.

As described at length in the Compensation Discussion and Analysis section of this proxy statement, we believe our executive compensation program is reasonable, competitive and strongly focused on pay for performance. The compensation of our Named Executive Officers varies depending upon the achievement of pre-established performance goals, both individual and corporate. Our short-term incentive is tied to earnings per share, safety performance targets, system safety and reliability targets, customer experience targets, and human capital targets that reward our executives when they deliver targeted results. Our long-term incentive performance shares or units vest based upon the level of achievement of certain pre-established performance goals over a three-year performance period as described in the Compensation Discussion and Analysis. Through stock ownership guidelines, equity incentives and clawback provisions, we align the interests of our executives with those of our shareholders and our long-term interests. Our executive compensation policies have enabled us to attract and retain talented and experienced senior executives who can drive financial and strategic growth objectives that are intended to enhance shareholder value. We believe that the 2025 compensation of our Named Executive Officers was appropriate and aligned with our 2025 results and positions us for long-term growth.

Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosures to better understand the compensation of our Named Executive Officers.

The advisory resolution to approve executive compensation is non-binding. However, our Board will consider shareholders to have approved our executive compensation if the number of votes cast "For" the proposal exceeds the number of votes cast "Against" the proposal. Abstentions and broker non-votes will have no effect on such vote.

The Board recommends a vote *FOR* the advisory vote on executive compensation.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This Compensation Discussion and Analysis describes our overall executive compensation policies and practices and specifically explains the compensation-related actions taken with respect to 2025 compensation for our Named Executive Officers included in the Summary Compensation Table. The Leadership Development and Compensation Committee of the Board (the "Committee" for purposes of this Compensation Discussion and Analysis), is composed entirely of independent directors and is responsible for approving and overseeing our executive compensation philosophy, policies and programs.

Our Named Executive Officers, based on 2025 positions and compensation levels, are:

Named Executive Officers	Title	Reference
Linden R. Evans	President and Chief Executive Officer	Evans, CEO
Kimberly F. Nooney	Sr. Vice President and Chief Financial Officer	Nooney, CFO
Marne M. Jones	Sr. Vice President and Chief Utility Officer	Jones, CUO
Sarah A. Wiltse	Sr. Vice President and Chief Human Resources Officer	Wiltse, CHRO
Don Redden [1]	Sr. Vice President and Chief Information and Transformation Officer	Redden, CITO
Phillip Casey [2]	Former Sr. Vice President, General Counsel and Chief Compliance Officer	Casey, Former GC

_____
(1) Mr. Redden joined the Company on July 21, 2025.
(2) Mr. Casey's employment was involuntarily terminated on April 1, 2025.

KEY EXECUTIVE COMPENSATION OBJECTIVES

Overall, our goal is to target total direct compensation (the sum of base salary, short-term incentive at target and long-term incentive at target) to be around the median of the appropriate market. Our executive compensation is designed to maintain an appropriate and competitive balance between fixed and variable compensation components including short-and long-term compensation, and cash and stock-based compensation. We believe that the performance basis for determining compensation should differ by each reward component – base salary, short-term incentive and long-term incentive. Incentive measures (short-term and long-term) should emphasize objective, quantitative operating measures. The performance measures for our incentive compensation plans are discussed below.

BEST PRACTICES IN EXECUTIVE COMPENSATION

Our executive compensation program reflects the following best practices, which ensure effective compensation governance and align the interests of our shareholders and executives.

What we do:	What we do not do:
✔ A significant portion of executive pay is at risk by granting incentive awards that are based on continuing annual and long-term metrics tied to performance.	X Other than the CEO, no employment agreements with executives.
✔ Short-Term incentive plan awards are capped at 200% of target.	X No change in control cash severance payments that exceed three times base salary and target bonus.
✔ Long-Term incentive plan awards are capped at 200% of target number of shares granted.	X No excise tax gross-ups for executives.
✔ Non-vested equity awards are not accelerated after a change in control unless the executive is: (1) terminated without cause or for good reason; or (2) the award is not assumed or substituted by the successor company (subject to different treatment described below upon the closing of the Merger)	X No hedging or pledging of Company stock.
✔ Executives and directors are subject to stock ownership guidelines and retention requirements.	X No excessive perquisites for executives.
✔ A Mandatory Compensation Recovery Policy has been in place since 2023.	

SETTING EXECUTIVE COMPENSATION

Based upon our compensation philosophy, the Committee structures executive compensation to motivate our executives to achieve specified business goals and to reward them for achieving such goals. The key steps the Committee follows in setting executive compensation are to:

★ Analyze executive compensation market data to evaluate market competitiveness

★ Review the components of executive compensation, including base salary, short-term incentive, long-term incentive, retirement, and other benefits

★ Review total compensation and structure

★ Review executive officer performance, responsibilities, experience, and other factors cited above to determine individual compensation levels

EXECUTIVE COMPENSATION PROGRAM DESIGN OBJECTIVES				
Attract, retain, motivate, and encourage the development of highly qualified executives	Provide competitive compensation	Promote the relationship between pay and performance	Promote corporate performance that is linked to our shareholders' interests	Recognize and reward individual performance

Market Compensation Analysis

The market for our executive talent is national in scope and is not focused on any one geographic location, area or region of the country. As such, our executive compensation should be competitive with the national market for executives. It should also reflect the executive's responsibilities and duties and align with the compensation of executives at companies or business units of comparable size and complexity. The Committee reviews market information provided by its independent compensation consultant for our executives from the electric and gas utility industry and general industry.

The Committee selects and retains the services of an independent compensation consulting firm to periodically:

★ Provide information regarding practices and trends in compensation programs

★ Review and evaluate our compensation program as compared to compensation practices of other companies with similar characteristics, including size, complexity, and type of business

★ Review and assist with the establishment of a peer group of companies ("Peer Group")

★ Provide a compensation analysis of the executive positions

The Committee used the services of an independent compensation consultant, Meridian, to provide competitive compensation data, analysis, and guidance to the Committee, which is used when reviewing and designing our overall executive compensation programs. During 2025, Meridian provided guidance and recommendations to the Committee on executive officer compensation and related governance matters, including consultation regarding the design of our short-term and long-term incentive awards. In support, Meridian gathered data from nationally recognized survey providers, as well as specific peer companies through public filings, which included:

i. Willis Towers Watson's Compensation Data Bank (energy services and general industry); and
ii. 19 peer companies representing the utility and energy industry.

The 19 peer companies ranged in annual revenue size from approximately $700 million to $8.1 billion, with the median at $2.4 billion. The Company's 2025 revenue was $2.3 billion. The survey data was adjusted for our relative revenue size using regression analysis, when possible. Our compensation peer companies included in the analysis for 2025 compensation decisions were:

ALLETE Inc. (ALE)	IDACORP Inc. (IDA)	ONE Gas, Inc. (OGS)
Alliant Energy Corporation (LNT)	MGE Energy Inc. (MGEE)	Pinnacle West Capital Corp. (PNW)
Ameren Corporation (AEE)	New Jersey Resources Corp. (NJR)	TXNM Resources, Inc. (TXNM)
Atmos Energy Corp. (ATO)	NiSource, Inc. (NI)	Portland General Electric Co. (POR)
Avista Corp. (AVA)	Northwest Natural Holding Co. (NWN)	Spire, Inc. (SR)
CMS Energy Corp. (CMS)	NorthWestern Energy Group, Inc. (NWE)	
Hawaiian Electric Ind., Inc. (HE)	OGE Energy Corp. (OGE)	

The compensation surveys are one of several factors the Committee uses in setting appropriate compensation levels. Other factors include Company performance, individual performance and experience, the level and nature of the executive's responsibilities, internal equity considerations and discussions with the CEO related to the other senior executive officers' performance and contributions.

In October 2025, the Committee, in consultation with Meridian, approved a new Peer Group consisting of 21 companies that are size-appropriate peers, and reflect the Company's industry, complexity and market for executive talent. The 2026 executive compensation review will use the new Peer Group below, which ranges in annual revenue size from approximately $700 million to $8.1 billion, with the median at approximately $2.4 billion.

ALLETE Inc. (ALE)	IDACORP Inc. (IDA)	OGE Energy Corp. (OGE)
Alliant Energy Corporation (LNT)	MDU Resources Group, Inc. (MDU)	ONE Gas, Inc. (OGS)
Ameren Corporation (AEE)	MGE Energy Inc. (MGEE)	Pinnacle West Capital Corp. (PNW)
Atmos Energy Corp. (ATO)	New Jersey Resources Corp. (NJR)	TXNM Resources, Inc. (TXNM)
Avista Corp. (AVA)	NiSource, Inc. (NI)	Portland General Electric Co. (POR)
CMS Energy Corp. (CMS)	Northwest Natural Holding Co. (NWN)	Southwest Gas Holdings, Inc. (SWX)
Hawaiian Electric Ind., Inc. (HE)	NorthWestern Energy Group, Inc. (NWE)	Spire, Inc. (SR)

Components of Executive Compensation

The primary components of our executive compensation program consist of a base salary, a short-term incentive plan, and long-term incentives. In addition, we provide retirement and other benefits. The Committee reviews all components of each executive officer's compensation, including salary, short-term incentive, equity and other long-term incentive compensation values granted, and the current and potential value of the executive officer's total Black Hills Corporation equity holdings.

The majority of the executives' total compensation is granted as incentive compensation. Incentive compensation is intended to motivate and encourage our executives to drive performance and achieve superior results for our shareholders and align realized pay with stock performance. Multiple and varied performance measures for each of the short-term and long-term incentives encourages executives to focus their efforts on driving balanced performance across the multiple key measures. The Committee periodically reviews information provided by its independent compensation consultant to inform its determination of the appropriate level and mix of total compensation. The Committee believes that a significant portion of total target compensation should be comprised of variable compensation. In order to reward long-term growth while still encouraging focus on short-term results, the Committee establishes incentive targets that emphasize long-term compensation at a greater level than short-term compensation.

Base Salary. Base salaries for all executives are reviewed annually. The base salary of our executives is also adjusted at the time of a promotion or material change in job responsibility, as appropriate. Evaluation of 2025 base salary adjustments occurred in January 2025. The base salary component of each position was compared to the market data provided by the independent compensation consultant. The actual base salary of each officer was determined based on the executive's performance, the experience level of the officer, the current position in a market-based salary range, and internal pay relationships. For Mses. Jones and Nooney the increase in base salary is performance based and brings their salary to a more competitive level.

| | **Annual Base Salary** | | |
	2024	**2025**	**Percent Change**
Evans, CEO	$ 950,000	$ 1,000,000	5%
Nooney, CFO	$ 460,000	$ 490,000	7%
Jones, CUO	$ 450,000	$ 490,000	9%
Wiltse, CHRO	$ 350,000	$ 364,000	4%
Redden, CITO [1]	$ —	$ 390,000	—
Casey, Former GC [2]	$ 405,000	$ 405,000	0%

_____

(1) Mr. Redden joined the Company July 21, 2025.
(2) Mr. Casey's employment was involuntarily terminated on April 1, 2025.

Short-Term Incentive. Our Short-Term Incentive Plan is designed to recognize and reward the contributions of individual executives as well as the contributions that group performance makes to overall corporate success. The 2025 short-term incentive was based on the following metrics:

2025 Short-Term Incentive Metrics

Metric	Weighting	Definition
EPS from ongoing operations, as adjusted	70.00%	Diluted earnings per share calculated in accordance with GAAP, adjusted for material, non-recurring events (such as impairment charges, one-time tax events, external acquisition costs, changes to accounting rules, etc.)
Timeliness of Incident Reporting	2.50%	Reporting of injuries within 24 hours
Average Proactive Safety Activities/Employee	2.50%	Includes reporting of near misses, safety suggestions, unsafe conditions, stop work authority, and pipeline near misses measured on a per employee basis per quarter
Days Away, Restricted or Transferred (DART)	2.50%	Measures the number of employee work-related injuries and illnesses
Gas Distribution Damage Prevention (HPT)	3.75%	Hits per thousand
Electric Reliability (SAIDI)	3.75%	System average interruption duration index
Customer Interaction: Customer Effort	5.00%	Third party survey of 25,000 customers regarding "How easy is BHE to do business with?"
Customer Interaction: Customer Satisfaction	2.50%	Third party survey of 25,000 customers regarding "Based on your overall experience with us, how satisfied are you with Black Hills Energy?"
Percent of Leadership Positions with 2 or more Diverse Candidates	3.75%	The percentage of leadership-pipeline interview slates for open professional/technical positions in which at least 2 or more diverse candidates were interviewed
Employee Engagement Survey Participation	3.75%	The percentage of employee participation in company-wide engagement survey

2025 Short-Term Incentive Goals

		Goals	
Incentive	Threshold	Target	Maximum
EPS from ongoing operations, as adjusted	$3.79	$4.08	$4.37
Timeliness of Incident Reporting	90%	92%	94%
Average Proactive Safety Activities/Employee	3	5	7
Days Away, Restricted or Transferred (DART)	0.96	0.67	0.48
Gas Distribution Damage (HPT)	2.16	2.06	1.92
Electric Reliability (SAIDI)	73.80	60.20	44.20
Customer Interaction: Customer Effort	4.25	4.50	4.75
Customer Interaction: Customer Satisfaction	4.25	4.50	4.75
Percent of Leadership Positions with 2 or more Diverse Candidates	85%	90%	95%
Percent of Employee Engagement Survey Participation	80%	85%	90%
Payout percentage of target for each metric	50%	100%	200%

The Committee believes that these performance measures meet the objectives of the plan, including:

★ Align the interests of the plan participants and the shareholders
★ Motivate employees to strive to achieve superior operating results
★ Provide an incentive that is aligned with strong operating performance
★ Ensure "buy-in" from participants with easily understood metrics

The short-term incentive payout, after applicable tax withholding and deductions, is distributed to the officer in the form of cash. Target award levels are established as a percentage of each participant's base salary. The actual payout, if any, will vary, based on attainment of pre-established performance goals, between 0 and 200 percent of the individual executive's short-term incentive target award level.

The Committee approves the target level for each non-CEO officer in January, which applies to performance in the upcoming plan year. The same is true for the CEO, except that the Board of Directors approves the target level. Target levels are derived in part from market data provided by the independent compensation consultant and in part by the Committee's judgment regarding internal equity, retention and an individual executive's expected contribution to the achievement of our strategic objectives. The target levels for our Named Executive Officers are shown below:

Short-Term Incentive Target

	2024		2025	
	% of Base Salary	**$ Amount**	**% of Base Salary**	**$ Amount**
Evans, CEO	100%	$ 950,000	110%	$ 1,100,000
Nooney, CFO	65%	$ 299,000	70%	$ 343,000
Jones, CUO	60%	$ 270,000	70%	$ 343,000
Wiltse, CHRO	—	$ —	50%	$ 182,000
Redden, CITO [1]	—	$ —	50%	$ 82,500
Casey, Former GC [2]	—	$ —	—	$ —

(1) Mr. Redden joined the Company on July 21, 2025, and therefore his short-term incentive target is prorated.
(2) Mr. Casey's employment was involuntarily terminated on April 1, 2025, and therefore he was not eligible for a 2025 short-term incentive.

The threshold, target and maximum payout levels for our Named Executive Officers under the 2025 Short-Term Incentive Plan are shown in the Grants of Plan-Based Awards in 2025 table on page 39, under the heading "Estimated Future Payouts Under Non-Equity Incentive Plan Awards."

Early in the first quarter, the Committee evaluates actual performance in relation to the prior year's goals and approves the actual payment of awards related to the prior plan year. The Committee reserves the discretion to adjust any award, and will review and take into account individual performance, level of contribution, and the accomplishment of specific project goals that were initiated throughout the plan year. The Committee also reserves discretion with respect to any payout related to safety goals if we experience an employee or contractor fatality during the plan period. Discretion was not exercised to adjust awards for 2025.

On January 22, 2026, the Committee approved a payout of 118.40% of target under the 2025 Short-Term Incentive Plan. The incentive plan payout was based on attainment of the following:

Incentive	2025 Results	Payout as a percentage of target	% of Award	Weighted payout as a percentage of target
EPS from ongoing operations, as adjusted	$4.10	106.90%	70.00%	74.83%
Timeliness of Incident Reporting	96.30%	200.00%	2.50%	5.00%
Average Proactive Safety Activities/Employee	9.12	200.00%	2.50%	5.00%
Days Away, Restricted or Transferred (DART)	0.58	147.36%	2.50%	3.68%
Gas Distribution Damage (HPT)	1.97	164.28%	3.75%	6.16%
Electric Reliability (SAIDI)	65.08	82.06%	3.75%	3.08%
Customer Interaction: Customer Effort	4.56	124.00%	5.00%	6.20%
Customer Interaction: Customer Satisfaction	4.54	116.00%	2.50%	2.90%
Percent of Leadership Positions with 2 or more Diverse Candidates	90.40%	108.00%	3.75%	4.05%
Percent of Employee Engagement Survey Participation	93.00%	200.00%	3.75%	7.50%
Total Payout			100%	118.40%

Payouts under the Short-Term Incentive Plan have varied over the last 10 years as shown in the graph below.



Actual awards made to each of our eligible Named Executive Officers under the Short-Term Incentive Plan for 2025 are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 37.

For the 2026 Short-Term Incentive Plan, we are maintaining our commitment to financial performance, safety and reliability, customer experience, and human capital by maintaining a majority of the metrics, with revised goals. We are changing the safety event reporting to measure the percentage of employees reporting proactive safety events to reinforce our commitment to safety and emphasize quality over quantity. We are also removing the metric for percent of leadership positions with 2 or more diverse candidates and adding a new training completion metric focused on leadership competency development to enhance manager effectiveness and support employees in their development.

Long-Term Incentive. Our Long-Term Incentive Plan (LTIP) is designed to focus executive performance on sustained long-term results that drive or are based on shareholder value creation. Long-term incentive compensation is intended to:

★   Promote achievement of corporate goals by linking the interests of participants to those of our shareholders
★   Provide participants with an incentive for excellence in individual performance
★   Promote teamwork among participants
★   Motivate, retain, and attract the services of participants who make significant contributions to our success by allowing participants to share in such success

The Committee approved the metrics for the performance share unit portion of our Long-Term Incentive Plans as follows:

	Performance Plan Metrics		
Plan	**Metrics and Weighting**	**Definition**	**Rationale**
2023-2025 Plan and 2024-2026 Plan	70% rTSR	Relative total shareholder return	Directly aligns with shareholders and reflects our performance relative to peers
	10% Average EPS as adjusted	Diluted earnings per share calculated in accordance with GAAP, adjusted for material, non-recurring events (such as impairment charges, one-time tax events, external acquisition costs, changes to accounting rules, etc.)	Aligns with long-term performance
	10% Average Cost to Serve	Non-fuel operations and maintenance (O&M) expense divided by Utility margin (a non-GAAP measure [1] which represents revenue less cost of sales), adjusted for material, non-recurring events (such as impairment charges, external acquisition costs, changes to accounting rules, etc.)	Drives growth goals while balancing capital deployment with increasing customer rates
	10% Emissions Reduction	Natural gas emissions reduction by 2035	Aligns with sustainability goals
2025-2027 Plan	40% rTSR	Relative total shareholder return	Directly aligns with shareholders and reflects our performance relative to peers
	30% Average EPS as adjusted	Diluted earnings per share calculated in accordance with GAAP, adjusted for material, non-recurring events (such as impairment charges, one-time tax events, external acquisition costs, changes to accounting rules, etc.)	Aligns with long-term performance
	20% Average Cost per Customer	Non-fuel operations and maintenance (O&M) expense (excluding depreciation and taxes other than income) divided by the total number of customers as of December 31 of the prior year within the plan, adjusted for material, non-recurring events (such as impairment charges, external acquisition costs, changes to accounting rules, etc.)	Aligns with our commitment to provide safe, reliable and cost-effective service for customers
	10% Emissions Reduction	Natural gas emissions reduction by 2035	Aligns with sustainability goals

(1)	For further information regarding Utility margin, a non-GAAP measure, please see *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations* in our 2025 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission on February 11, 2026.

We do not disclose the goals for our Performance Plan metrics because we believe disclosure of the goals could cause competitive harm.

The long-term incentive compensation component is composed of performance share units with a three year performance period and restricted stock that vests ratably over three years. The Committee chose these components because linking executive compensation to stock price appreciation, total shareholder return, and other key financial and environmental metrics is an effective way to align the interests of management with those of our shareholders. The split between performance share units and restricted stock for each plan period is illustrated below:

2023-2025 LTIP Plan	2024-2026 LTIP Plan	2025-2027 LTIP Plan
		
■ Performance Share Units ■ Restricted Stock	■ Performance Share Units ■ Restricted Stock	■ Performance Share Units ■ Restricted Stock

The target value of long-term incentives awarded is based primarily on competitive market data presented by the independent compensation consultant to the Committee, the strategic impact of each position, executive performance, and internal pay relationships. The actual amount realized may vary from the target award amounts. The Committee approved the target long-term incentive compensation level for each officer in January 2025.

NEO Long-Term Incentive Target Compensation

	2024	2025
Evans, CEO	$ 2,900,000	$ 2,900,000
Nooney, CFO	$ 650,000	$ 700,000
Jones, CUO [1]	$ 475,000	$ 650,000
Wiltse, CHRO	$ —	$ 300,000
Redden, CITO [2]	$ —	$ —
Casey, Former GC [3]	$ —	$ 440,000

(1) The increase in Ms. Jones' long-term incentive compensation is performance based to bring her target to a more competitive level.
(2) Mr. Redden joined the Company on July 21, 2025 and he received a sign-on restricted stock award valued at approximately $300,000, as described below, in lieu of annual long-term incentive compensation for fiscal 2025.
(3) Mr. Casey's employment was involuntarily terminated on April 1, 2025 and forfeited all long-term incentive awards.

Performance Share Units. Participants are awarded a target number of performance share units. The target number of performance share units is determined by dividing the Committee approved target performance value for the participant by the average closing price for the 10 trading days preceding the grant date.

Vesting of performance share units associated with rTSR is based on our total shareholder return over designated performance periods as measured against our Compensation Peer Group, which the Committee viewed as a reasonable group to measure our relative performance against.

A summary of the TSR performance criteria for the 2025-2027 performance share units is summarized in the table below:

Performance Share Plans			
Percentile Ranking for Threshold Payout of 25% of Target Shares	Percentile Ranking for Target Payout of 100% of Target Shares	Percentile Ranking for Maximum (200%) Payout Level	Possible Payout Range of Target
25th percentile	50th percentile	90th percentile	0-200%

The 2025-2027 performance share units, for the portion of the award that vests based on relative TSR, provides: (i) a threshold payout if relative TSR performance is below threshold but our cumulative TSR is at least 35 percent for the performance period; and (ii) the performance share plan payout is capped at 100 percent of target number of performance shares granted if TSR is negative for the performance period. The additional provisions are intended to reduce the impact of one peer company's performance on the relative TSR, and also increase accountability and expectations related to the Company's performance.

Vesting of performance share units associated with Average Earnings Per Share, Average Cost per Customer, and Emissions Reduction performance is determined based upon the Company's performance against established performance goals. The final value of the performance shares is based upon the number of shares of common stock that are ultimately earned, based upon our performance in relation to the performance criteria.

Threshold performance results in a payout of 25 percent of the target share award. Target performance results in a payout of the target share award. Maximum performance results in a payout of 200 percent of the target share award.

The performance share units and dividend equivalents, if earned, are paid in common stock. Performance share units are pro-rated for the period of service in the events of retirement, death or disability. Performance share units vest in full under certain circumstances following a change in control. Performance share units are forfeited if an officer's employment is terminated for any reason other than those previously stated.

Restricted Stock. Restricted stock awarded as long-term incentives vests one-third each year over a three-year period, and automatically vests in full upon death, disability or under certain termination circumstances following a change in control. Dividends are paid on the restricted stock. Unvested restricted stock is forfeited if an officer's employment is terminated for any reason other than those previously stated.

Payouts under the performance share units have varied significantly over the last 10 years, as shown in the graph below. Each performance period extends for three years. For the recently completed performance period, January 1, 2023 to December 31, 2025, the payout was based on attainment of the following:

Metric	Target	2023-2025 Results	Goal Payout as a % of Target	% of Award	Payout
Relative Total Shareholder Return (rTSR)	50th percentile	20th Percentile	0.00%	70%	0.00%
Average EPS as Adjusted	$3.941	$3.981	110.15%	10%	11.02%
Average Cost to Serve	44.1%	44.8%	88.07%	10%	8.81%
Natural Gas Emission Reduction by 2035	28	28.1	101.43%	10%	10.14%
Total Payout				100%	29.97%



The 2026-2028 performance share units of our Long-Term Incentive Plan retains our current four metrics and their relative weights. The weight of restricted stock and performance share units also remains consistent with the previous plan. The 2026-2028 plan design also includes a merger provision that stipulates if the Merger with NorthWestern Energy closes, PSUs will convert to time-based awards at target performance with no change to the original PSU vesting period.

Sign-on Bonus

Mr. Redden received a sign-on bonus of $50,000 on his first date of pay. The sign-on bonus is repayable or partially repayable if Mr. Redden's employment ends during the first two years either because he made the decision to voluntarily leave the Company or because the Company involuntarily terminates his employment. Mr. Redden also received a sign-on restricted stock award of 5,268 shares, valued at approximately $300,000, which vest on August 1, 2028.

Special Awards

In 2024, the Company experienced transitions in some key senior leader positions, including leaders of our growth and strategy, human resources and legal functions. In light of these transitions, the Committee desired to ensure continuity of the management team in a highly competitive environment in order to execute on the Company's strategic priorities. The Committee selected certain key leaders who are strong performers making important contributions to the continued execution of the Company's strategic priorities to receive incremental restricted stock awards. On January 23, 2025, the Committee approved an incremental award of time-based restricted stock to the following executive officers having the grant date fair value indicated for each such officer: Kimberly F. Nooney, Senior Vice President and Chief Financial Officer ($1,300,000) and Marne M. Jones, Senior Vice President and Chief Utility Officer ($950,000). The Committee, in consultation with its independent compensation consultant, considered the value of each of these awards taking into consideration the benefits that the Company will receive from leadership continuity, and other compensation payable to these executives, and determined that the amounts are reasonable for each recipient. The restricted stock vests ratably over an extended four-year period to help ensure long-term continuity of the management team. The terms of the awards are otherwise substantially the same as the time-based restricted stock awards granted to executive officers in connection with annual equity grants, provided that vesting of the retention awards will be accelerated in the event that the executive officer's employment is involuntarily terminated without cause, as defined in the award agreement.

Board and Management Roles in Compensation Decisions

Role of Executive Officers in Compensation Decisions. In 2025, the Human Resources team, with the support of an independent compensation consultant, reviewed all compensation programs to ensure that the programs do not encourage unnecessary risk-taking and instead encourage behaviors that support the values and operations of the Company. This review determined that the compensation programs of the Company do not encourage excessive risk-taking or have an adverse effect on the Company.

The CEO annually reviews the performance of each of our senior executive officers. Based upon these performance reviews and market analysis conducted by independent compensation consultants, the CEO recommends the compensation for this group of officers to the Committee.

Role of the Committee and Board in Setting Executive Compensation. The Committee reviews and establishes the Company's financial targets and the CEO's goals and objectives for the year. After the end of each year, the Committee evaluates the CEO's performance in light of established goals and objectives, with input from the other independent directors. Based upon the Committee's evaluation and recommendation, the independent directors of the Board set the CEO's annual compensation, including salary, short-term incentive, and long-term incentive compensation.

The Committee reviews the CEO's recommended compensation for our senior executive officers. The Committee may approve the CEO's compensation recommendations for this group of officers or exercise its discretion by modifying any of the recommended compensation and award levels in its review and approval process.

Say on Pay Results

In total, the Committee believes that the 2025 compensation actions, decisions and outcomes strongly reflect and reinforce our compensation philosophy and, in particular, emphasize the alignment between compensation and both performance and shareholder interests. At our 2025 annual meeting, shareholders owning 97.8 percent of the shares that were voted on say on pay approved our executive compensation for 2024, which we consider highly supportive of our current compensation philosophy. In connection with establishing the 2025 executive compensation program, the Board reviewed the results of the say on pay vote, as well as market data and performance indicators.

Governance Best Practices

We have several governance programs in place to align our executive compensation with shareholder interests and to mitigate risks in our plans. These programs include stock ownership guidelines, mandatory and supplemental clawback policies, and the prohibition of hedging or pledging of Company stock.

STOCK OWNERSHIP GUIDELINES

The Committee has implemented stock ownership guidelines that apply to all officers based upon their level of responsibility. We believe it is important for our officers to hold a significant amount of our common stock to further align their interests with the interests of our shareholders. A "retention ratio" approach to stock ownership is incorporated into the guidelines. Officers are required to retain 100 percent of all shares owned, including shares awarded through our incentive plans (net of share withholding for taxes and, in the case of cashless stock option exercises, net of the exercise price and withholding for taxes) until specific ownership goals are achieved. Unvested performance awards do not count toward these guidelines.

The guidelines are shown below.

Position	Stock Ownership Value as Multiple of Base Salary
CEO	6X
CFO	3X
Other Senior Officers	3X

At least annually, the Leadership Development and Compensation Committee reviews common stock ownership to confirm the officers have met or are progressing toward their stock ownership guidelines. Generally, an officer may not sell common stock unless he or she owns common stock in excess of 110 percent of the applicable stock ownership guideline. With the exception of Ms. Wiltse and Mr. Redden, who have been in their current roles less than two years, all of our Named Executive Officers who are current officers have exceeded their stock ownership guidelines.

CLAWBACK OF EXECUTIVE COMPENSATION

We have had a Mandatory Compensation Recovery Policy that applies to all current and former Section 16 Officers since 2023. This policy is consistent with the final rules adopted by the SEC and the NYSE. In the event of an accounting restatement to correct an error that is (a) material to the previously issued financial statements or (b) would result in a material misstatement if the error were corrected in the current period, the Company will seek to recover erroneously awarded incentive compensation received by any current or former executive officer during the immediately preceding three years. This policy does not require a finding of fault to trigger a recoupment, rather recovery may be triggered absent fraud or willful misconduct by the executive. Erroneous compensation is the amount of compensation that is granted, earned or vested based upon attainment of a financial reporting measure included in an accounting restatement, as described above, that would not have been received had the financial statements in question been accurate. The Mandatory Compensation Recovery Policy is filed as an exhibit to the 2025 Form 10-K.

The Company also has a Supplemental Compensation Recovery Policy that applies to our NEOs. Under this Policy, our Board may seek to recover incentive compensation received by the executive in the event that such executive officer willfully engaged in conduct which is reasonably likely to cause significant financial or reputational harm to the Company.

2025 BENEFITS

Retirement Benefits. We maintain a variety of employee benefit plans and programs in which our executive officers may participate. We believe it is important to provide post-employment benefits to our executive officers and the benefits we provide approximate retirement benefits paid by other employers to executives in similar positions. The Committee periodically reviews the benefits provided, with assistance from its independent compensation consultant, to maintain a market-based benefits package. None of our Named Executive Officers received any pension benefit payments in 2025.

Several years ago, we adopted a defined contribution plan design as our primary retirement plan and amended our Defined Benefit Pension Plan ("Pension Plan") for all eligible employees to incorporate a partial freeze in which the accrual of benefits ceased for certain participants while other participants were allowed an election to continue to accrue benefits. None of our Named Executive Officers met the age and service requirements to allow them to continue to accrue benefits under the Pension Plan. Employees who no longer accrue benefits under the Pension Plan now receive Company Retirement Contributions ("Retirement Contributions") in the Retirement Savings Plan. The Retirement Contributions are an age and service points-based calculation.

The 401(k) Retirement Savings Plan is offered to all our eligible employees and we provide matching contributions for certain eligible participants. All of our Named Executive Officers are participants in the 401(k) Retirement Savings Plan and received matching contributions in 2025. The matching contributions and the Retirement Contributions are included as "All Other Compensation" in the Summary Compensation Table on page 37.

We also provide nonqualified plans to certain executives as approved by the Leadership Development and Compensation Committee. The level of retirement benefits provided by the Pension Plan and Nonqualified Plans for each of our Named Executive Officers is reflected in the Pension Benefits for 2025 table on page 41. Our contributions to the Nonqualified Deferred Compensation Plan are included in the All Other Compensation column of the Summary Compensation Table on page 37 and the aggregate Nonqualified Deferred Compensation balance at December 31, 2025 is reported in the Nonqualified Deferred Compensation for 2025 table on page 43. These retirement benefits are explained in more detail in the accompanying narrative to the tables.

Other Personal Benefits. We provide the personal use of a Company vehicle, executive health services, and limited reimbursement of financial planning services as benefits to our executive officers. The specific amount attributable to these benefits in 2025 is disclosed in the Summary Compensation Table on page 37. The Committee periodically reviews the other personal benefits provided to our executive officers and believes the current benefits are reasonable and consistent with our overall compensation program.

CHANGE IN CONTROL BENEFIT

Our Named Executive Officers will also receive severance benefits in the event of a qualifying termination in connection with a change in control. Other than the CEO, we have no employment agreements with our Named Executive Officers. However, change in control protections are common among our Compensation Peer Group and the Committee and our Board believes providing these agreements to our corporate officers protects our shareholder interests in the event of a change in control by helping assure management focus and continuity.

In October 2022, our Leadership Development and Compensation Committee approved a revised form of incentive award agreements that require a "double trigger" before accelerated equity compensation will be paid to our Named Executive Officers. The double trigger provides benefits in association with:

(1) a change in control, and

(2) (i) a termination of employment other than by death, disability or by us for cause, or

(ii) a termination by the employee for good reason.

Our change in control agreements have expiration dates and our Board conducts a review of the change in control agreements at each renewal period. Our current change in control agreements expire November 15, 2028. In general, our change in control agreements provide a severance payment of up to 2.99 times average compensation for Mr. Evans, and up to two times average compensation for the other Named Executive Officers. The change in control agreements do not provide for excise tax gross-ups.

See the Potential Payments upon Termination or Change in Control table on page 44 and the accompanying narrative for more information regarding our change in control agreements and estimated payments associated with a change in control.

TAX AND ACCOUNTING IMPLICATIONS

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, places a limit of $1 million in compensation per year on the amount public companies may deduct with respect to certain executive officers. The Committee continues to believe that shareholder interests are best served if its discretion and flexibility in structuring and awarding compensation is not restricted, even though some past and/or future compensation awards result in non-deductible compensation expenses to the Company. The Committee's ability to continue to provide a competitive compensation package to attract, motivate and retain the Company's most senior executives is considered critical to the Company's success and to advancing the interests of its shareholders.

REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

The Leadership Development and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Leadership Development and Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE LEADERSHIP DEVELOPMENT AND
COMPENSATION COMMITTEE

Scott M. Prochazka, Chair
Robert F. Beard
Barry M. Granger
Teresa A. Taylor

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation paid or earned by each of our Named Executive Officers for the years ended December 31, 2025, 2024 and 2023. We have no employment agreements with our Named Executive Officers, other than a letter agreement with Mr. Evans that we entered into in connection with the Merger that is described below:

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	Changes in Pension Value and Nonqualified Deferred Compensation Earnings [3]	All Other Compensation[4,5]	Total
Linden R. Evans	2025	$ 995,594	$ —	$ 2,966,688	$ 1,294,886	$ 4,179	$ 730,412	$ 5,991,759
President and Chief Executive Officer	2024	$ 978,846	$ —	$ 3,000,463	$ 1,019,958	$ —	$ 787,874	$ 5,787,141
	2023	$ 893,333	$ —	$ 2,729,666	$ 1,372,785	$ 35,493	$ 607,725	$ 5,639,002
Kimberly F. Nooney	2025	$ 487,356	$ —	$ 2,026,226	$ 403,243	$ 16,132	$ 259,363	$ 3,192,320
Sr. Vice President and Chief Financial Officer	2024	$ 474,615	$ —	$ 672,507	$ 321,457	$ —	$ 193,360	$ 1,661,939
	2023	$ 429,167	$ —	$ 606,568	$ 395,700	$ 13,765	$ 144,083	$ 1,589,283
Marne M. Jones	2025	$ 486,475	$ —	$ 1,622,365	$ 402,287	$ 5,824	$ 225,648	$ 2,742,599
Sr. Vice President and Chief Utility Officer	2024	$ 462,692	$ —	$ 491,443	$ 289,275	$ —	$ 170,745	$ 1,414,155
	2023	$ 388,333	$ —	$ 252,767	$ 328,214	$ 4,968	$ 123,906	$ 1,098,188
Sarah A. Wiltse [6]	2025	$ 362,766	$ —	$ 306,867	$ 214,532	$ —	$ 141,420	$ 1,025,585
Sr. Vice President and Chief Human Resources Officer	2024	$ 53,846	$ 100,000	$ 204,950	$ —	$ —	$ 12,115	$ 370,911
Don Redden [7]	2025	$ 176,322	$ 50,000	$ 304,596	$ 97,680	$ —	$ 55,776	$ 684,374
Sr. Vice President and Chief Information and Transformation Officer								
Phillip Casey [8]	2025	$ 119,097	$ —	$ 676,876	$ —	$ —	$ 465,778	$ 1,261,751
Former Sr. Vice President, General Counsel and Chief Compliance Officer	2024	$ 54,103	$ 100,000	$ —	$ —	$ —	$ 1,869	$ 155,972

(1) Stock Awards represent the grant date fair value related to restricted stock and performance share units that have been granted as a component of long-term incentive compensation. The grant date fair value is computed in accordance with the provisions of accounting standards for stock compensation. Assumptions used in the calculation of these amounts are included in Note 14 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025. The amounts shown for the performance shares and performance share units represent the values that are based on the achievement of 100% of the target performance. Assuming achievement of the maximum 200% of target performance, the value of the performance share units would be: $3,595,290 for Mr. Evans, $867,774 for Ms. Nooney, $805,800 for Ms. Jones, $545,454 for Mr. Casey, and $371,851 for Ms. Wiltse. Mr. Redden did not receive any performance shares or performance share units in fiscal 2025.

(2) Non-Equity Incentive Plan Compensation represents amounts earned under the Short-Term Incentive Plan. The Leadership Development and Compensation Committee approved the payout of the 2025 awards on January 22, 2026 and the awards were paid on February 27, 2026.

(3) Change in Pension Value and Nonqualified Deferred Compensation Earnings represents the net positive increase in actuarial value of the Pension Plan and Pension Restoration Benefit ("PRB") for the respective years. The aggregate change in the actuarial present value of benefits under the pension plans were negative in 2024; therefore, no change in value is reported. These benefits have been valued using the assumptions disclosed in Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025. Because these assumptions sometimes change between measurement dates, the change in value reflects not only the change in value due to additional benefits earned during the period and the passage of time but also reflects the change in value caused by changes in the underlying actuarial assumptions.

The Pension Plan and PRB were frozen effective January 1, 2010 for participants who did not satisfy the age 45 and 10 years of service eligibility. Mr. Evans and Mses. Jones and Nooney did not meet the eligibility criteria and their benefits were frozen.

Our Named Executive Officers receive employer contributions into a Nonqualified Deferred Compensation Plan ("NQDC"). The NQDC employer contributions are reported in the All Other Compensation column. No Named Executive Officer received preferential or above-market earnings on nonqualified deferred compensation. The change in value attributed to each Named Executive Officer from each plan is shown in the table below:

	Year	Defined Benefit Plan		PRB		Total Change in Pension Value	
Linden R. Evans	2025	$	1,406	$	2,773	$	4,179
	2024	$	(17,719)	$	(14,047)	$	(31,766)
	2023	$	19,510	$	15,983	$	35,493
Kimberly F. Nooney	2025	$	16,132	$	—	$	16,132
	2024	$	(10,445)	$	—	$	(10,445)
	2023	$	13,765	$	—	$	13,765
Marne M. Jones	2025	$	5,824	$	—	$	5,824
	2024	$	(4,374)	$	—	$	(4,374)
	2023	$	4,968	$	—	$	4,968
Sarah A. Wiltse	2025	$	—	$	—	$	—
	2024	$	—	$	—	$	—
Don Redden	2025	$	—	$	—	$	—
Phillip Casey	2025	$	—	$	—	$	—
	2024	$	—	$	—	$	—

(4) All Other Compensation includes amounts allocated under the 401(k) match, 401(k) defined contributions, Company contributions to non-qualified deferred compensation plans, dividends received on unvested restricted stock units and other personal benefits. For Mr. Redden and Ms. Wiltse, all other compensation includes relocation expenses incurred in 2025 and for Mr. Casey a severance package which was paid upon his involuntary termination from the Company on April 1, 2025.

	Year	401(k) Match		Defined 401(k) Contributions		NQDC Contributions		Dividends on Restricted Stock		Severance [8]		Other Personal Benefits [5]		Total Other Compensation	
Linden R. Evans	2025	$	15,000	$	31,500	$	560,670	$	94,137	$	—	$	29,105	$	730,412
Kimberly F. Nooney	2025	$	21,000	$	25,500	$	104,408	$	81,577	$	—	$	26,878	$	259,363
Marne M. Jones	2025	$	21,000	$	25,500	$	98,283	$	61,438	$	—	$	19,427	$	225,648
Sarah A. Wiltse	2025	$	21,000	$	10,500	$	1,115	$	14,618	$	—	$	94,187	$	141,420
Don Redden	2025	$	8,100	$	5,400	$	—	$	7,122	$	—	$	35,154	$	55,776
Phillip Casey	2025	$	6,393	$	—	$	—	$	4,595	$	381,635	$	73,155	$	465,778

(5) The Other Personal Benefits column reflects the personal use of a Company vehicle of $16,718; $19,710; $12,987; $14,456; $5,236 and $2,800 for Mr. Evans, Mses. Nooney, Jones and Wiltse and Messrs. Redden and Casey, respectively, executive health of $3,634; $5,182 and $5,662 for Mr. Evans and Mses. Nooney and Jones, respectively, relocation of $77,979; $29,919 and $63,428 for Ms. Wiltse and Messrs. Redden and Casey, respectively, and financial planning services of $8,753; $1,986; $778; $1,752 and $6,928 for Mr. Evans, Mses. Nooney, Jones and Wiltse and Mr. Casey, respectively.

(6) Ms. Wiltse became a NEO on October 28, 2024. The bonus amount in 2024 was a sign-on bonus received on her first date of pay. The sign-on bonus is repayable or partially repayable if Ms. Wiltse's employment ends during the first two years either because she made the decision to voluntarily leave the Company or because the Company involuntarily terminates her employment.

(7) Mr. Redden joined the Company on July 21, 2025. The bonus amount in 2025 was a sign-on bonus received on his first date of pay. The sign-on bonus is repayable or partially repayable if Mr. Redden's employment ends during the first two years either because he made the decision to voluntarily leave the Company or because the Company involuntarily terminates his employment.

(8) Mr. Casey's employment was involuntarily terminated on April 1, 2025 and forfeited all long-term incentive stock awards. The bonus amount in 2024 was a sign-on bonus received on his first date of pay.

GRANTS OF PLAN BASED AWARDS IN 2025[1]

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	Grant Date Fair Value of Stock Awards[5] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Linden R. Evans			$ 546,827	$ 1,093,654	$ 2,187,308					
	1/23/2025	1/23/2025				7,585	30,340	60,680		$ 1,797,645
	2/7/2025	1/23/2025							19,661	$ 1,169,043
Kimberly F. Nooney			$ 170,288	$ 340,577	$ 681,154					
	1/23/2025	1/23/2025				1,831	7,323	14,646		$ 433,887
	2/7/2025	1/23/2025							4,746	$ 282,197
	2/7/2025	1/23/2025							22,034	$ 1,310,142
Marne M. Jones			$ 169,884	$ 339,769	$ 679,538					
	1/23/2025	1/23/2025				1,700	6,800	13,600		$ 402,900
	2/7/2025	1/23/2025							4,407	$ 262,040
	2/7/2025	1/23/2025							16,102	$ 957,425
Sarah A. Wiltse			$ 90,596	$ 181,192	$ 362,384					
	1/23/2025	1/23/2025				785	3,138	6,276		$ 185,926
	2/7/2025	1/23/2025							2,034	$ 120,942
Don Redden			$ 41,250	$ 82,500	$ 165,000					
	8/1/2025	7/22/2025							5,268	$ 304,596
Phillip Casey [6]			$ —	$ —	$ —					
	1/23/2025	1/23/2025				1,151	4,603	9,206		$ 272,727
	2/7/2025	1/23/2025							6,797	$ 404,150

_____

(1) No stock options were granted to our Named Executive Officers in 2025.

(2) The columns under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" show the range of payouts for 2025 performance under our Short-Term Incentive Plan as described in the Compensation Discussion and Analysis under the section titled "Short-Term Incentive" on page 27. If the performance criteria are met, payouts can range from 50 percent of target at the threshold level to 200 percent of target at the maximum level. The non-equity incentive payment for 2025 performance, paid in 2026, has been made based on achieving the criteria described in the Compensation Discussion and Analysis, at 118.40 percent of target, and is shown in the Summary Compensation Table on page 37 in the column titled "Non-Equity Incentive Plan Compensation."

(3) The columns under "Estimated Future Payouts Under Equity Incentive Plan Awards" show the range of payouts (in shares of stock) for the January 1, 2025 to December 31, 2027 performance period as described in the Compensation Discussion and Analysis under the section titled "Long-Term Incentive" on page 30. If the performance criteria are met, payouts can range from 25 percent of target to 200 percent of target. If a participant retires, suffers a disability or dies during the performance period, the participant or the participant's estate is entitled to that portion of the number of performance shares as such participant would have been entitled to had he or she remained employed through the end of the performance period, prorated for the number of months served. With the exception of certain terminations following a change in control, performance shares and performance share units are forfeited if employment is terminated for any other reason. During the performance period, dividends and other distributions paid with respect to the shares of common stock accrue for the benefit of the participant and are paid out at the end of the performance period.

(4) The column "All Other Stock Awards" reflects the number of shares of restricted stock granted on February 7, 2025. Generally, restricted stock vests one-third each year over a three-year period, however, the special restricted stock awards of 22,034 and 16,102 shares as described on page 34 for Mses. Nooney and Jones, respectively, vest one-fourth each year over an extended four-year period. Restricted stock automatically vests upon death or disability, with the exception of certain terminations following a change in control. Mr. Redden was granted restricted stock on August 1, 2025 and his award is scheduled to vest in its entirety at the end of the three-year vesting period. Unvested restricted stock is forfeited if employment is terminated for any other reason. Dividends are paid on the restricted stock and the dividends that were paid in 2025 are included in the column titled "All Other Compensation" in the Summary Compensation Table on page 37.

(5) The column "Grant Date Fair Value of Stock Awards" reflects the grant date fair value of each equity award computed in accordance with the provisions of accounting standards for stock compensation. The grant date fair value for the performance share units was $62.16 per share and was calculated on a weighted average basis considering the results of a Monte Carlo simulation model and the market value of our common stock as of the beginning of the performance period. Assumptions used in the calculation are included in Note 14 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025. The grant date fair value for the restricted stock was $59.46 per share for the February 7, 2025 grant, which was the market value of our common stock on the date of grant as reported on the NYSE. For Mr. Redden's August 1, 2025 restricted stock award, the grant date fair value was $57.82 per share.

(6) Mr. Casey's employment was involuntarily terminated on April 1, 2025 and forfeited all outstanding equity awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2025[1]

| | Stock Awards | | | |
Name	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Linden R. Evans	34,814	2,416,788	83,479	5,795,112
Kimberly F. Nooney	30,169	2,094,332	19,233	1,335,155
Marne M. Jones	22,721	1,577,292	14,933	1,036,649
Sarah A. Wiltse	5,406	375,285	3,274	227,281
Don Redden	5,268	365,705	—	—
Phillip Casey [3]	—	—	—	—

(1) There were no stock options outstanding at December 31, 2025 for our Named Executive Officers.
(2) Vesting dates for restricted stock and performance share units are shown in the table below. The performance share units shown with a vesting date of January 22, 2026, are the actual equivalent shares, including dividend equivalents, earned for the performance period ended December 31, 2025. On January 22, 2026, the Leadership Development and Compensation Committee determined the extent to which the performance criteria were met, resulting in a payout of 29.97 percent of target. The performance shares with a vesting date of January 22, 2027 and the performance share units with a vesting date of January 22, 2028 are shown as target payout levels based upon performance as of December 31, 2025.
(3) Mr. Casey's employment was involuntarily terminated on April 1, 2025 and forfeited all outstanding equity awards.

| | Unvested Restricted Stock | | Unvested and Unearned Performance Shares | |
Name	# of Shares	Vesting Date	# of Shares	Vesting Date
Linden R. Evans	3,799	02/09/26	9,036	01/23/26
	5,677	02/09/26	42,776	01/22/27
	5,677	02/09/27	31,667	01/28/28
	6,553	02/07/26		
	6,554	02/07/27		
	6,554	02/07/28		
Kimberly F. Nooney	844	02/09/26	2,006	01/23/26
	1,272	02/09/26	9,585	01/22/27
	1,273	02/09/27	7,642	01/28/28
	1,582	02/07/26		
	1,582	02/07/27		
	1,582	02/07/28		
	5,508	02/07/26		
	5,509	02/07/27		
	5,508	02/07/28		
	5,509	02/07/29		
Marne M. Jones	352	02/09/26	835	01/23/26
	930	02/09/26	7,002	01/22/27
	930	02/09/27	7,096	01/28/28
	1,469	02/07/26		
	1,469	02/07/27		
	1,469	02/07/28		
	4,025	02/07/26		
	4,026	02/07/27		
	4,025	02/07/28		
	4,026	02/07/29		
Sarah A. Wiltse	3,372	11/08/27	3,274	01/28/28
	678	02/07/26		
	678	02/07/27		
	678	02/07/28		
Don Redden	5,268	08/01/28		
Phillip Casey	—	—		

OPTION EXERCISES AND STOCK VESTED DURING 2025[1]

Name	Stock Awards[2] Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Linden R. Evans	16,432	$ 981,323
Kimberly F. Nooney	2,870	$ 171,114
Marne M. Jones	2,036	$ 121,524
Sarah A. Wiltse	—	$ —
Don Redden	—	$ —
Phillip Casey	—	$ —

_____

(1)   There were no stock options exercised during 2025.
(2)   Reflects restricted stock that vested in 2025 and performance shares earned for the January 1, 2022 to December 31, 2024 performance period. The performance share payout was approved by the Leadership Development and Compensation Committee on January 23, 2025 and paid out on February 28, 2025.

PENSION BENEFITS FOR 2025

Several years ago, we adopted a defined contribution plan design as our primary retirement plan and amended our Pension Plan and Nonqualified Pension Plans for all eligible employees to incorporate a partial freeze in which the accrual of benefits ceased for certain participants while other participants were allowed an election to continue to accrue benefits. Employees eligible to elect continued participation were those employees who were at least 45 years old and had at least 10 years of eligible service with us as of January 1, 2010. None of our Named Executive Officers met the age and service requirement necessary to continue to accrue benefits under the Pension Plan. Rather, benefits under the Pension Plan were frozen for Mr. Evans and Mses. Nooney and Jones. Ms. Wiltse and Messrs. Casey and Redden joined the Company after the plans were frozen and therefore do not participate in the plans.

The present value accumulated by each Named Executive Officer from each plan is shown in the table below:

Name	Plan Name	Number of Years of Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Linden R. Evans	Pension Plan	8.58	$ 278,693	$ —
	Pension Restoration Benefit	8.58	$ 224,522	$ —
Kimberly F. Nooney	Pension Plan	13.50	$ 176,847	$ —
	Pension Restoration Benefit	N/A	$ —	$ —
Marne M. Jones	Pension Plan	8.00	$ 60,589	$ —
	Pension Restoration Plan	N/A	$ —	$ —

_____

(1)   The number of years of credited service represents the number of years used in determining the benefit for each plan.
(2)   The present value of accumulated benefits was calculated assuming the participants will work until retirement, benefits commence at age 62 and using the discount rate, mortality rate and assumed payment form assumptions consistent with those disclosed in Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

DEFINED BENEFIT PENSION PLAN

Our Pension Plan is a qualified pension plan. As discussed above, several years ago we amended our Pension Plan to incorporate a partial freeze in which the accrual of benefits ceased for certain participants while other participants were allowed an election to continue to accrue benefits.

The Pension Plan provides benefits at retirement based on length of employment service and average compensation levels during the highest five consecutive years of the last ten years of service. For purposes of the benefit calculation, earnings include wages and other cash compensation received from us, including any bonus, commission, unused paid time off or incentive compensation. It also includes any elective before-tax contributions made by the employee to a Company-sponsored cafeteria plan or 401(k) plan. However, it does not include any expense reimbursements, taxable fringe benefits, moving expenses or moving/relocation allowances, nonqualified deferred compensation, non-cash incentives, stock options and any payments of long-term incentive compensation such as restricted stock or payments under performance share plans. The Internal Revenue Code places maximum limitations on the amount of compensation that may be recognized when determining benefits of qualified pension plans. In 2025, the maximum amount of compensation that could be recognized when determining compensation was $350,000 (called "covered compensation"). Our employees do not contribute to the plan. The amount of the annual contribution by us to the plan is based on an actuarial determination.

The benefit formula for the Named Executive Officers in the plan is the sum of (a) and (b) below:

(a) Credited Service after January 31, 2000

| 0.9% of average earnings (up to covered compensation), multiplied by credited service after January 31, 2000 minus the number of years of credited service before January 31, 2000 | Plus | 1.3% of average earnings in excess of covered compensation, multiplied by credited service after January 31, 2000 minus the number of years of credited service before January 31, 2000 |

Plus

(b) Credited Service before January 31, 2000

| 1.2% of average earnings (up to covered compensation), multiplied by credited service before January 31, 2000 | Plus | 1.6% of average earnings in excess of covered compensation, multiplied by credited service before January 31, 2000 |

Pension benefits are not reduced for social security benefits. The Internal Revenue Code places maximum limitations on annual benefit amounts that can be paid under qualified pension plans. In 2025, the maximum benefit payable under qualified pension plans was $280,000. Accrued benefits become 100 percent vested after an employee completes five years of service.

Normal retirement is defined as age 65 under the plan. However, a participant may retire and begin taking unreduced benefits at age 62 with five years of service. Participants who have completed at least five years of credited service can retire and receive defined benefit pension benefits as early as age 55. However, the retirement benefit will be reduced by five percent for each year of retirement before age 62. Mr. Evans is the only Named Executive Officer eligible for pension benefits who is age 55 or older and is entitled to early retirement benefits under this provision.

PENSION RESTORATION BENEFIT

We also have a Pension Restoration Benefit. This is a nonqualified supplemental plan, in which benefits are not tax deductible until paid. The plan is designed to provide the higher paid executive employee a retirement benefit which, when added to social security benefits and the pension to be received under the Pension Plan, will approximate retirement benefits being paid by other employers to their employees in similar executive positions. The employee's pension from the qualified Pension Plan is limited by the Internal Revenue Code. The 2025 pension limit was set at $280,000 annually and the compensation taken into account in determining contributions and benefits could not exceed $350,000 and could not include nonqualified deferred compensation. The amount of deferred compensation paid under nonqualified plans is not subject to these limits.

As a result of the change in the Pension Plan discussed above, the benefits for certain officers (including Mr. Evans) under the Nonqualified Pension Plans were significantly reduced because the nonqualified benefit calculations were linked to the benefits earned in the Pension Plan. The Leadership Development and Compensation Committee amended the Nonqualified Deferred Compensation Plan to provide non-elective nonqualified restoration benefits to those affected officers who were not eligible to continue accruing benefits under the Pension Plan and Nonqualified Pension Plans.

Pension Restoration Benefit. In the event that at the time of a participant's retirement, the participant's salary level exceeds the qualified Pension Plan annual compensation limitation ($350,000 in 2025) or includes nonqualified deferred compensation, then the participant will receive an additional benefit, called a "Pension Restoration Benefit," which is measured by the difference between (i) the monthly benefit that would have been provided to the participant under the Pension Plan as if there were no annual compensation limitation and no exclusion on nonqualified deferred compensation, and (ii) the monthly benefit to be provided to the participant under the Pension Plan. The Pension Restoration Benefit applies only to Mr. Evans.

NONQUALIFIED DEFERRED COMPENSATION FOR 2025

We have a Nonqualified Deferred Compensation Plan for a select group of management or highly compensated employees. Eligibility to participate in the plan is determined by the Leadership Development and Compensation Committee and includes our Named Executive Officers.

A summary of the activity in the plan and the aggregate balance as of December 31, 2025 for our Named Executive Officers is shown in the following table. Our Named Executive Officers received no withdrawals or distributions from the plan in 2025.

Name	Executive Contributions		Company Contributions in Last Fiscal Year [1]		Aggregate Earnings in Last Fiscal Year [2]		Aggregate Balance at Last Fiscal Year End [3]
Linden R. Evans	$	—	$	560,670	$	1,285,064	$	9,735,295
Kimberly F. Nooney	$	—	$	104,408	$	144,644	$	1,042,103
Marne M. Jones	$	—	$	98,283	$	62,867	$	617,756
Sarah A. Wiltse	$	—	$	1,115	$	—	$	1,115
Don Redden	$	—	$	—	$	—	$	—
Phillip Casey	$	—	$	—	$	620	$	6,227

_____

(1) Our contributions represent non-elective Supplemental Matching and Retirement Contributions and Supplemental Target Contributions (defined in the paragraph below) and are included in the All Other Compensation column of the Summary Compensation Table. The value attributed from each contribution type to each Named Executive Officer in 2025 is shown in the table below:

Name	Supplemental Matching Contribution		Supplemental Retirement Contribution		Supplemental Target Contribution		Total Company Contributions
Linden R. Evans	$	99,851	$	57,981	$	402,838	$	560,670
Kimberly F. Nooney	$	27,480	$	12,288	$	64,640	$	104,408
Marne M. Jones	$	25,480	$	10,830	$	61,973	$	98,283
Sarah A. Wiltse	$	743	$	372	$	—	$	1,115
Don Redden	$	—	$	—	$	—	$	—
Phillip Casey	$	—	$	—	$	—	$	—

(2) Because amounts included in this column do not include above-market or preferential earnings, none of these amounts are included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table.

(3) Messrs. Evans', Casey's, Redden's, and Mses. Nooney's, Jones' and Wiltse's aggregate balances at December 31, 2025 include $1,685,451, $0, $0, $294,524, $261,817, and $1,115, respectively, which are included in the Summary Compensation Table as 2025, 2024 and 2023 compensation.

(4) In April of 2022, the Leadership Development and Compensation Committee eliminated the supplemental target contribution for all future participants in the plan. All our Named Executive Officers, with the exception of Messrs. Casey and Redden and Ms. Wiltse, were participants prior to this elimination and maintain entitlement to supplemental target contributions.

Eligible employees may elect to defer up to 50 percent of their base salary and up to 100 percent of their Short-Term Incentive Plan award. In addition, the Nonqualified Deferred Compensation Plan was amended to provide certain officers whose Pension Plan benefit and Nonqualified Pension Plan benefits were frozen with non-elective supplemental matching contributions equal to 6 percent of eligible compensation in excess of the Internal Revenue Code limit plus matching contributions, if any, lost under the 401(k) Retirement Savings Plan due to nondiscrimination test results and provides non-elective supplemental age and service points-based contributions that cannot be made to the 401(k) Retirement Savings Plan due to the Internal Revenue Code limit ("Supplemental Matching and Retirement Contributions"). It also provides supplemental target contributions equal to a percentage of compensation that may differ by executive, as defined in the Plan document ("Supplemental Target Contributions"). Mr. Evans and Mses. Jones and Nooney received Supplemental Target Contributions of 20 percent, 8 percent, and 8 percent respectively.

The deferrals are deposited into hypothetical investment accounts where the participants may direct the investment of the deferrals as allowed by the plan. The investment options are the same as those offered to all employees in the 401(k) Retirement Savings Plan except for a fixed rate option, which was set at 5.32 percent in 2025. Investment earnings are credited to the participants' accounts. Upon retirement, we will distribute the account balance to the participant according to the participant's distribution election. The participants may elect either a lump sum payment or annual or monthly installments over a period of years designated by the participant, but not to exceed 10 years. As of January 1, 2025, Mr. Evans and Mses. Jones and Nooney are 100 percent vested in the plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table describes the potential payments and benefits under our compensation and benefit plans and arrangements to which our Named Executive Officers would be entitled upon termination of employment. Except for (i) certain terminations following a change in control, as described below, (ii) pro-rata payout of incentive compensation and the acceleration of vesting of equity awards upon retirement, death or disability, and (iii) certain pension and nonqualified deferred compensation arrangements described under Pension Benefits for 2025 and Nonqualified Deferred Compensation for 2025 above, there are no agreements, arrangements or plans that entitle the Named Executive Officers to severance, perquisites, or other enhanced benefits upon termination of their employment. Any agreements to provide other payments or benefits to a terminating executive officer would be in the discretion of the Leadership Development and Compensation Committee.

After review and consideration of the circumstances, including review and discussion with the Leadership Development and Compensation Committee and its independent compensation consultant, the Board determined that the Merger, upon completion, will be deemed to constitute a change in control for purposes of certain compensation arrangements as described below, and that certain equity awards would vest in full at the effective time of the Merger (the "Effective Time"), which deviated from the original terms of the agreements. In making this determination, the Board considered several factors, including, among other things, the fact that the Merger constitutes a change in control under applicable NorthWestern compensation arrangements, the parties' agreement to use a "best athlete" approach to appointing certain executive officers and other employees of the combined company ("Newco"), the fact that NorthWestern's time-based equity awards provided for acceleration of vesting upon a change in control, and the retention value of providing similar treatment to the Company's officers and employees given the uncertainty created for them by the pendency of the Merger. In addition, the Agreement and Plan of Merger, dated as of August 18, 2025 (the "Merger Agreement") provides for certain alternative treatment of equity awards in the event of the closing of the Merger, which are described in more detail below. Finally, Mr. Evans entered into a Transition Agreement (as defined below) providing that, in exchange for Mr. Evans' commitment to remain employed through the Effective Time or the termination of the Merger Agreement, he will be entitled to certain payments and benefits, other than cash severance, under his change in control agreement, and accelerated vesting of his equity awards, when his employment concludes at that time.

The amounts shown below assume that the stated termination was effective as of December 31, 2025, and thus includes estimates of the amounts that would be paid out to our Named Executive Officers upon their termination. The table does not include amounts such as base salary, short-term incentives and stock awards that the Named Executive Officers earned due to employment through December 31, 2025 and distributions of vested benefits such as those described under Pension Benefits for 2025 and Nonqualified Deferred Compensation for 2025. The table also does not include a value for outplacement services because this would be a de minimis amount. The actual amounts to be paid can only be determined at the time of such Named Executive Officer's separation from us.

	Cash Severance Payment	Incremental Retirement Benefit (present value)[3]	Continuation of Medical/ Welfare Benefits (present value)[4]	Acceleration of Equity Awards[5]	Total Benefits
Linden R. Evans [7]					
Retirement	$ —	$ —	$ —	$ 4,006,800	$ 4,006,800
Death or disability	$ —	$ —	$ —	$ 6,423,588	$ 6,423,588
Involuntary termination	$ —	$ —	$ —	$ —	$ —
CIC [1]	$ —	$ —	$ —	$ —	$ —
Involuntary or good reason termination after CIC[2]	$ 6,279,000	$ 1,908,000	$ 73,500	$ 6,423,502	$ 14,684,002
Kimberly F. Nooney					
Retirement	$ —	$ —	$ —	$ —	$ —
Death or disability	$ —	$ —	$ —	$ 3,011,186	$ 3,011,186
Involuntary termination	$ —	$ —	$ —	$ —	$ —
CIC [1]	$ —	$ —	$ —	$ —	$ —
Involuntary or good reason termination after CIC[2]	$ 1,666,000	$ 321,440	$ 68,800	$ 3,011,162	$ 5,067,402
Marne M. Jones					
Retirement	$ —	$ —	$ —	$ —	$ —
Death or disability	$ —	$ —	$ —	$ 2,299,802	$ 2,299,802
Involuntary termination	$ —	$ —	$ —	$ —	$ —
CIC [1]	$ —	$ —	$ —	$ —	$ —
Involuntary or good reason termination after CIC[2]	$ 1,666,000	$ 311,640	$ 83,400	$ 2,299,676	$ 4,360,716
Sarah A. Wiltse					
Retirement	$ —	$ —	$ —	$ —	$ —
Death or disability	$ —	$ —	$ —	$ 489,364	$ 489,364
Involuntary termination	$ —	$ —	$ —	$ —	$ —
CIC [1]	$ —	$ —	$ —	$ —	$ —
Involuntary or good reason termination after CIC[2]	$ 1,092,000	$ 109,422	$ 44,000	$ 489,342	$ 1,734,764
Don Redden					
Retirement	$ —	$ —	$ —	$ —	$ —
Death or disability	$ —	$ —	$ —	$ 365,705	$ 365,705
Involuntary termination	$ —	$ —	$ —	$ —	$ —
CIC [1]	$ —	$ —	$ —	$ —	$ —
Involuntary or good reason termination after CIC[2]	$ 1,170,000	$ 109,682	$ 44,800	$ 365,705	$ 1,690,187
Phillip Casey [6]					
Retirement	$ —	$ —	$ —	$ —	$ —
Death or disability	$ —	$ —	$ —	$ —	$ —
Involuntary termination	$ 381,635	$ —	$ —	$ —	$ 381,635
CIC [1]	$ —	$ —	$ —	$ —	$ —
Involuntary or good reason termination after CIC[2]	$ —	$ —	$ —	$ —	$ —

---

(1) The amounts reflected for after a change in control (with no involuntary or good reason termination) contemplate the assumption or replacement of the equity awards by the successor entity. See the section below titled "Quantification of Payments and Benefits to Named Executive Officers in Connection with the Merger" for the amounts a Named Executive Officer would receive in the event of the Merger based on the modified provisions in the Merger Agreement and Transition Agreement.

(2) The amounts reflected for involuntary or good reason termination after a change in control include the benefits a Named Executive Officer would receive in the event of a change followed by an involuntary or good reason termination. See the section below titled "Quantification of Payments and Benefits to Named Executive Officers in Connection with the Merger" for the amounts a Named Executive Officer would receive in the event of the Merger based on the modified provisions in the Merger Agreement and Transition Agreement.

(3) Assumes that in the event of a change in control, Mr. Evans will receive an additional three years of credited and vesting service and the other Named Executive Officers will receive an additional two years of credited and vesting service towards the benefit accrual under their applicable retirement plans. For Mr. Evans and Mses. Jones and Nooney this would be the Retirement Contributions and Nonqualified Deferred Compensation contributions. The benefits will immediately vest and payments will commence at the earliest eligible date unless the executive has elected a later date for the nonqualified plans. Only Mr. Evans was retirement eligible as of December 31, 2025.

(4) Welfare benefits include medical coverage, dental coverage, life insurance, short-term disability coverage and long-term disability coverage. The calculation assumes that the Named Executive Officer does not take employment with another employer following termination, elects continued welfare benefits until age 55 or, if later, the end of the two year benefit continuation period (three years for Mr. Evans) and elects retiree medical benefits thereafter. Retirement is assumed to occur at the earliest eligible date.

(5) In the event of death or disability, the acceleration of equity awards represents the acceleration of unvested restricted stock and the assumed payout of the pro-rata share of the performance shares for the January 1, 2024 to December 31, 2026 and January 1, 2025 to December 31, 2027 performance periods. In the event of retirement, all unvested restricted stock is forfeited and the acceleration of equity awards represents only the pro-rata share of the performance shares and performance share units. We assumed a 97.8 percent payout of the performance shares for the January 1, 2024 to December 31, 2026 performance period and a 50.2 percent payout of target for the January 1, 2025 to December 31, 2027 performance period based on assumed target achievement of performance metrics for EPS and average cost to serve and, for relative TSR, our Monte Carlo valuations at December 31, 2025.

In the event of a change in control without an involuntary or good reason termination after a change in control, the acceleration of equity awards only occurs if the awards are not assumed or replaced by the successor entity.

In the event of a change in control or an involuntary or good reason termination after a change in control, the acceleration of equity awards represents the acceleration of unvested restricted stock and performance share units calculated as if the performance period ended on December 31, 2025 for the January 1, 2024 to December 31, 2026, and January 1, 2025 to December 31, 2027 performance periods.

The valuation of the restricted stock and performance share units was based upon the closing price of our common stock on December 31, 2025, which was $69.42.

(6)   Mr. Casey received a cash severance equal to 49 weeks of pay, was released from the repayment obligations of his relocation and sign-on agreements, and was provided outplacement services, in exchange for signing a release of claims.

(7)   Mr. Evans cash severance amount associated with an involuntary or good reason termination after CIC reflects his standard change in control provisions. However, pursuant to the Merger Agreement with NorthWestern Energy, Mr. Evans is subject to a separate letter agreement that specifies the benefits he is eligible to receive in connection with the Merger. See the tables on page 48 for the actual cash severance amount Mr. Evans is eligible for associated with the Merger.

Payments Made Upon Termination. Regardless of the manner in which a Named Executive Officer's employment terminates, the Named Executive Officer or his/her beneficiaries may be entitled to receive amounts earned during his/her term of employment. These include:

- accrued salary and unused vacation pay;
- amounts vested under the Pension Plan and Nonqualified Pension Plans;
- amounts vested under the Nonqualified Deferred Compensation Plan; and
- amounts vested under the 401(k) Retirement Savings Plan.

Payments Made Upon Retirement. In the event of retirement of a Named Executive Officer, in addition to the items identified above, he/she will also receive the benefit of the following:

- a pro-rata share of the performance shares for each outstanding performance period upon completion of the performance period; and
- a pro-rata share of the actual payout under the Short-Term Incentive Plan upon completion of the incentive period.

Payments Made Upon Death or Disability. In the event of death or disability of a Named Executive Officer, in addition to the items identified above for payments made upon termination, he/she will also receive the benefit of the following:

- accelerated vesting of restricted stock and restricted stock units;
- a pro-rata share of the performance shares for each outstanding performance period upon completion of the performance period; and
- a pro-rata share of the actual payout under the Short-Term Incentive Plan upon completion of the incentive period.

Payments Made Upon a Change in Control. Our Named Executive Officers have change in control agreements that terminate November 15, 2028. The renewal of the change in control agreements is at the discretion of the Leadership Development and Compensation Committee and the Board. The change in control agreements provide for certain payments and other benefits to be payable upon a change in control and a subsequent termination of employment, either involuntary or for a good reason. In order to receive any payments under the agreements, the Named Executive Officer must sign a waiver and release of claims that includes a one-year non-competition clause and two-year non-solicitation and non-disparagement clauses.

A change in control is defined in the agreements as:

- an acquisition of 30 percent or more of our common stock, except for certain defined acquisitions, such as acquisition by employee benefit plans, us, any of our subsidiaries, or acquisition by an underwriter holding the securities in connection with a public offering thereof; or
- members of our incumbent Board cease to constitute at least a majority of the members of the Board, with the incumbent Board being defined as those individuals consisting of the Board on October 1, 2022 and any other directors elected subsequently whose election was approved by the incumbent Board; or
- approval by our shareholders of:
  - a merger, consolidation, or reorganization;
  - liquidation or dissolution; or
  - an agreement for sale or other disposition of all or substantially all of our assets, with exceptions for transactions which do not involve an effective change in control of voting securities or Board membership, and transfers to subsidiaries or sale of subsidiaries; and
- all regulatory approvals required to effect a change in control have been obtained and the transaction constituting the change in control has been consummated.

In the change in control agreements, a good reason for termination that triggers payment of benefits includes:

- a material reduction of the executive's authority, duties or responsibilities;
- a material reduction in the executive's base salary or annual incentive target opportunity;
- any material breach by us of any provisions of the change in control agreement;
- requiring the executive to be based outside a 50-mile radius from his or her usual and normal place of work; or

- our failure to obtain an agreement, satisfactory to the executive, from any successor company to assume and agree to perform under the change in control agreement.

Upon a change in control, an employment contract with Mr. Evans will become effective for a three-year period and for a two-year period for the other Named Executive Officers; provided that in the event of the Merger, Mr. Evans' employment will be governed by the terms of the Transition Agreement. During this time, the executive will receive annual compensation at least equal to the highest rate in effect at any time during the one-year period preceding the change in control and will also receive employment welfare benefits, pension benefits and supplemental retirement benefits on a basis no less favorable than those received prior to the change in control. Annual compensation is defined to include amounts which are includable in the gross income of the executive for federal income tax purposes, including base salary, targeted short-term incentive, targeted long-term incentive grants and awards, and matching contributions or other benefits payable under the 401(k) Retirement Savings Plan, but exclude restricted stock awards, performance units or stock options that become vested or exercisable pursuant to a change in control.

If a Named Executive Officer's employment is terminated prior to the end of the covered time by us for cause or disability, by reason of the Named Executive Officer's death, or by the Named Executive Officer without good reason, the Named Executive Officer will receive all amounts of compensation earned or accrued through the termination date. If the Named Executive Officer's employment is terminated because of death or disability, the Named Executive Officer or their beneficiaries will also receive a pro rata bonus equal to 100 percent of the target incentive for the portion of the year served.

If a Named Executive Officer's employment is terminated during the employment term (other than by reason of death) (i) by us other than for cause or disability, or (ii) by the Named Executive Officer for a good reason, then the Named Executive Officer is entitled to the following benefits; provided, that Mr. Evans' benefits would be modified as set forth in the Transition Agreement described below in connection with the conclusion of his employment upon closing of the Merger or termination of the Merger Agreement:

- *Cash Severance* - severance pay equal to two times (or, for Mr. Evans, 2.99 times) the officer's severance compensation defined as the Named Executive Officer's base salary and short-term incentive target on the date of the change in control;
- *Pro-rated Target Bonus* - a pro-rata target short-term incentive bonus for the year in which the termination occurs;
- *Welfare Benefit Continuation* - continuation of employee welfare benefits for eighteen months following the termination date if the Named Executive Officer was enrolled in coverage prior to the termination;
- *Incremental Retirement Benefits* - (a) two additional years (or, in the case of Mr. Evans, three additional years) of service and age will be credited to the Named Executive Officer's retiree medical savings account and the account balance will become fully vested and the Named Executive Officer eligible to use the account balance to offset retiree medical premiums at the later of age 55 or the end of the applicable continuation period; (b) two years (or, in the case of Mr. Evans, three years) of additional credited service under the executive's applicable retirement plans; and (c) two additional years (or, in the case of Mr. Evans, three years) of employer contributions under the Post-2018 Nonqualified Deferred Compensation Plan; and
- *Outplacement Assistance* - outplacement assistance services for up to six months.

No payment or benefits are provided under any of these agreements (including the Transition Agreement) unless the Named Executive Officer executes, and does not revoke, a written release of any and all claims against Black Hills or its successor (other than entitlements under the terms of the agreements or which may not be released under applicable law). The agreements also contain confidentiality, non-competition and non-solicitation obligations for each of the Named Executive Officers pursuant to which they have each agreed not to compete with the business for one year, or to solicit customers or employees for two years following a termination of employment.

The change in control agreements do not contain a benefit to cover any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, and the Merger will not trigger any excise tax under Section 4999.

Payments and Benefits to Named Executive Officers in Connection with the Merger.

In connection with the execution of the Merger Agreement, on August 18, 2025, the Company entered into a letter agreement (the "Transition Agreement") with Mr. Evans pursuant to which Mr. Evans will remain employed as the Company's President and Chief Executive Officer through the Effective Time. The Transition Agreement provides that in exchange for Mr. Evans' commitment to remain employed through the Effective Time or termination of the Merger Agreement, he will be entitled to certain payments and benefits, other than cash severance, under his change in control severance agreement, and accelerated vesting of his equity awards, when his employment concludes at that time.

In addition, the Board determined that the Merger, upon completion, will be deemed to constitute a change in control for purposes of the change in control agreements and that certain equity awards would vest in full at the Effective Time, which deviates from the original terms of the award agreements as described below.

Equity Awards Granted Prior to August 18, 2025.

- Each restricted stock award issued to officers and employees prior to the date of the Merger Agreement (including any dividends credited in respect thereto) will fully vest, with restrictions on such shares lapsing in full, as of immediately prior to the Effective Time.
- Each performance unit (including any dividend equivalent units credited in respect thereto) that was issued prior to the date of the Merger Agreement will be converted into a RSU award providing for payment in shares of common stock of Newco, (A) with the number of stock units of the Company outstanding immediately prior to the Effective Time calculated based on the greater of (1) the number of stock units assuming target performance was achieved or (2) the number of stock units based on actual performance achievement as of immediately prior to the Effective Time, as the Company reasonably determines in good faith and in consultation with NorthWestern, and (B) with vesting of such Newco restricted stock units determined based on continued service through the end of the applicable performance period for such converted performance unit award (for the avoidance of doubt, without any ongoing performance-vesting conditions) and with the Closing deemed to constitute a "change in control" or similar event for purposes of any accelerated vesting in connection with termination of employment following a change in control or similar event (notwithstanding the fact that the Merger may not otherwise constitute such a triggering event) subject to the vesting provisions of the stock plan and applicable award as in effect immediately prior to the Effective Time.

Equity Awards Granted On or After August 18, 2025.

- At the Effective Time, each unvested restricted stock award granted on or after the date of the Merger Agreement will be treated as specified in the terms of such award.
- Any unvested performance units that are granted on or after the date of the Merger Agreement and that are outstanding as of the Effective Time will be treated as specified in the terms of such award, including, in the case of executive officers, accelerated vesting of any such awards upon a qualifying termination during the protection period (assuming for this purpose that the Merger constitutes a "change in control" under such agreements).

Quantification of Payments and Benefits to Named Executive Officers in Connection with the Merger

- For purposes of this disclosure, a "Qualifying Termination" means a termination of employment without "cause" or for "good reason" during the two years completion of the Merger.
- The table below sets forth the amount of payments and benefits that each of the Named Executive Officers would receive in connection with the Merger, assuming (i) that the Merger were consummated and each such Named Executive Officer experienced a Qualifying Termination on December 31, 2025 (which is the assumed date solely for purposes of this disclosure and referred to as the "Assumed Closing Date"); (ii) a per share price of the Company's common stock of $60.16, which is the average NYSE closing market price of the Company's common stock over the first five business days following the first public announcement of the Merger Agreement on August 19, 2025 (rounded to the nearest cent); (iii) that Named Executive Officer's base salary rate and annual target bonus remain unchanged from those in effect as of December 31, 2025; and (iv) equity awards that are outstanding as of December 31, 2025 receive the treatment described below. The calculations in the table below do not include any amounts that the Named Executive Officers were entitled to receive or that were vested as of the Assumed Closing Date. In addition, these amounts do not attempt to forecast any additional awards, grants or forfeitures that may occur prior to the actual Effective Time. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a Named Executive Officer may materially differ from the amounts set forth below. Mr. Casey, former General Counsel, departed the Company effective April 1, 2025 and is not entitled to any payments or benefits in connection with the Merger and is not included in the tables.
- For purposes of this discussion, "Single Trigger" refers to benefits that arise as a result of the completion of the Merger and "Double Trigger" refers to benefits that require two conditions, which are the completion of the Merger and a qualifying termination during the protection period.

Named Executive Officer	Cash [1]	Equity Awards [2]	Pension/NQDC [3]	Perquisites/Benefits [4]	Total
Linden R. Evans	$ 1,100,000	$ 8,387,687	$ 1,908,000	$ 73,500	$ 11,469,187
Kimberly F. Nooney	$ 2,009,000	$ 3,254,415	$ 321,440	$ 68,800	$ 5,653,655
Marne M. Jones	$ 2,009,000	$ 2,382,997	$ 311,640	$ 83,400	$ 4,787,037
Sarah A. Wiltse	$ 1,274,000	$ 522,189	$ 109,422	$ 44,000	$ 1,949,611
Don Redden	$ 1,365,000	$ 316,923	$ 109,682	$ 44,800	$ 1,836,405

(1)   The cash severance and pro-rated bonus values in this column constitute Double Trigger payments and assume a qualifying termination as of the Assumed Closing Date. The amounts are calculated in accordance with the change in control agreements and, for Mr. Evans, the Transition Agreement, in each case as described above.

Named Executive Officer	Base Salary Component of Severance		Bonus Component of Severance		Pro-Rata Short Term Bonus		Total	
Linden R. Evans	$	—	$	—	$	1,100,000	$	1,100,000
Kimberly F. Nooney	$	980,000	$	686,000	$	343,000	$	2,009,000
Marne M. Jones	$	980,000	$	686,000	$	343,000	$	2,009,000
Sarah A. Wiltse	$	728,000	$	364,000	$	182,000	$	1,274,000
Don Redden	$	780,000	$	390,000	$	195,000	$	1,365,000

(2) The values in this column include (a) the value of unvested restricted stock ("RSAs") for which vesting accelerates on a Single Trigger and (b) the value of unvested performance units ("PSUs") for which the vesting accelerates only on a Double Trigger, provided that the PSUs outstanding prior to August 18, 2025 will convert to time-based restricted stock units at the greater of target or actual performance and vest based on continued service through the qualifying termination date. For purposes of determining the number of shares of the Company's common stock covered by PSUs, this table assumes target performance. Amounts include accrued but unpaid dividends and dividend equivalents corresponding to the PSUs.

Named Executive Officer	Value of Unvested RSAs		Value of Unvested PSUs		Total	
Linden R. Evans	$	2,094,410	$	6,293,277	$	8,387,687
Kimberly F. Nooney	$	1,814,967	$	1,439,448	$	3,254,415
Marne M. Jones	$	1,366,895	$	1,016,102	$	2,382,997
Sarah A. Wiltse	$	325,225	$	196,964	$	522,189
Don Redden	$	316,923	$	—	$	316,923

(3) Represents the present value of incremental retirement benefits that would be received under the change in control agreements and, for Mr. Evans, the Transition Agreement, in each case as described above. Mr. Evans is already retirement eligible. The values in this column are only payable upon a Double Trigger and assume a qualifying termination as of the Assumed Closing Date.

(4) The calculation assumes that the Named Executive Officer does not take employment with another employer following termination, elects continued welfare benefits until age 55 or, if later, the end of the two-year benefit continuation period (three years for Mr. Evans) and elects retiree medical benefits thereafter. Retirement is assumed to occur at the earliest eligible date. The table also does not include a value for outplacement services because this would be a de minimis amount. Values in this column constitute Double Trigger payments and assume a qualifying termination as of the Assumed Closing Date.

CEO PAY RATIO FOR 2025

We are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of Mr. Evans, our Chief Executive Officer, in 2025.

Based on the information below for the fiscal year 2025 and calculated in a manner consistent with Item 402(u) of Regulation S-K, we reasonably estimate that the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 46:1.

Name	Year	Salary		Stock Awards		Non-Equity Incentive Plan Compensation		Change in Pension Value[2]		All Other Compensation[3]		Total	
Linden R. Evans	2025	$	995,594	$	2,966,688	$	1,294,886	$	4,179	$	730,412	$	5,991,759
Median Employee [1]	2025	$	98,216	$	—	$	11,988	$	4,812	$	14,732	$	129,748

(1) In calculating our pay ratio for 2025, a new median employee was identified. We identified our median employee based on the year-to-date total cash compensation actually paid as of November 18, 2025 to all of our employees, other than our CEO, who were employed on November 18, 2025.

(2) See footnote (3) to our Summary Compensation Table for a description of how the values in the Change in Pension Value column are calculated.

(3) All Other Compensation includes 401(k) match, defined contributions, NQDC contributions, dividends on restricted stock and other personal benefits for Mr. Evans and the 401(k) match for the median employee.

PAY VERSUS PERFORMANCE

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosures regarding executive compensation for our principal executive officer ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Leadership Development and Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

| | Summary Compensation Table Total for Linden R. Evans [1] | Compensation Actually Paid to Linden R. Evans [1] [2] [3] | Average Summary Compensation Table Total for Non-PEO NEOs [1] | Average Compensation Actually Paid to Non-PEO NEOs [1] [2] [3] | Value of initial Fixed $100 Investment Based on: | | Net income (GAAP), in millions | Company-Selected Performance Measure |
					Total Shareholder Return	Peer Group Total Shareholder Return [4]		EPS from ongoing operations, as adjusted (non-GAAP) [5]
2025	$ 5,991,759	$ 8,349,789	$ 1,781,326	$ 1,983,727	$ 137.97	$ 143.83	$ 299.8	$ 4.10
2024	$ 5,787,141	$ 5,232,253	$ 1,167,991	$ 935,342	$ 111.34	$ 128.82	$ 283.7	$ 3.91
2023	$ 5,639,002	$ 1,951,347	$ 1,186,100	$ 631,015	$ 98.10	$ 108.16	$ 276.0	$ 3.93
2022	$ 4,486,548	$ 4,506,289	$ 1,208,492	$ 1,224,584	$ 122.53	$ 118.47	$ 270.8	$ 3.97
2021	$ 4,440,908	$ 5,151,457	$ 1,318,764	$ 1,453,664	$ 118.88	$ 117.12	$ 251.3	$ 3.74

(1)   Linden R. Evans was our PEO for each year presented. The individuals comprising the Non-PEO NEOs for each year presented are listed below:

2021	2022	2023	2024	2025
Richard W. Kinzley	Richard W. Kinzley	Kimberly F. Nooney	Kimberly F. Nooney	Kimberly F. Nooney
Brian G. Iverson	Brian G. Iverson	Brian G. Iverson	Marne M. Jones	Marne M. Jones
Stuart A. Wevik	Erik D. Keller	Marne M. Jones	Erik D. Keller	Sarah A. Wiltse
Erik D. Keller	Jennifer C. Landis	Erik D. Keller	Sarah A. Wiltse	Don Redden
		Richard W. Kinzley	Brian G. Iverson	Phillip Casey

(2)   The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote (3) below.

(3)   Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table. Amounts in the Exclusion of Change in Pension Value column reflect the amounts attributable to the Change in Pension Value reported in the Summary Compensation Table. Amounts in the Inclusion of Pension Service Cost are based on the service cost for services rendered during the listed year.

Year	Summary Compensation Table Total for Linden R. Evans	Exclusion of Change in Pension Value for Linden R. Evans	Exclusion of Stock Awards for Linden R. Evans	Inclusion of Pension Service Cost for Linden R. Evans	Inclusion of Equity Values for Linden R. Evans	Compensation Actually Paid to Linden R. Evans
2025	$ 5,991,759	$ (4,179)	$ (2,966,688)	$ —	$ 5,328,897	$ 8,349,789

Year	Average Summary Compensation Table Total for Non-PEO NEOs	Average Exclusion of Change in Pension Value for Non-PEO NEOs	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs	Average Inclusion of Pension Service Cost for Non-PEO NEOs	Average Inclusion of Equity Values for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs
2025	$ 1,781,326	$ (4,391)	$ (987,386)	$ —	$ 1,194,178	$ 1,983,727

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Linden R. Evans	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Linden R. Evans	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Linden R. Evans	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Linden R. Evans	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Linden R. Evans	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Linden R. Evans	Total - Inclusion of Equity Values for Linden R. Evans
2025	$ 3,956,764	$ 1,228,922	$ —	$ 143,211	$ -	$ —	$ 5,328,897

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs	Total - Average Inclusion of Equity Values for Non-PEO NEOs
2025	$ 1,078,035	$ 107,213	$ —	$ 8,930	$ -	$ —	$ 1,194,178

(4)   The Peer Group TSR set forth in this table utilizes the Edison Electric Institute Index ("EEI Index"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2025. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the EEI Index, respectively. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies, where applicable, included in the EEI Index.

(5)   We determined EPS from ongoing operations, as adjusted (non-GAAP) to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2025. A reconciliation of EPS from ongoing operations, as adjusted to GAAP EPS can be found in Appendix A.

Relationship between Pay and Performance

The charts shown below present a graphical comparison of compensation actually paid to the PEO and the average compensation actually paid to the other NEOs set forth in the Pay Versus Performance table above, as compared against the following Company performance measures: (1) Total shareholder return (TSR); (2) Peer group TSR; (3) Net income; and (4) EPS from ongoing operations, as adjusted. As presented, the first chart below compares the Company's TSR and peer group TSR, assumes an initial investment of $100 on December 31, 2019, assumes all dividends were reinvested and depicts performance at the end of each applicable year.





Pay Versus Net Income 2021 - 2025



Pay Versus EPS from ongoing operations, as adjusted (non-GAAP)

Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and other NEOs for 2025 to Company performance. The measures in this table are not ranked.

Most Important Performance Measures
EPS from ongoing operations, as adjusted (non-GAAP)
Net income
Total Shareholder Return

TRANSACTION OF OTHER BUSINESS

Our Board does not intend to present any business for action by our shareholders at the meeting except the matters referred to in this proxy statement. If any other matters should be properly presented at the meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of our Board.

SHAREHOLDER PROPOSALS FOR 2027 ANNUAL MEETING

Shareholder proposals intended to be presented at our 2027 annual meeting of shareholders and considered for inclusion in our proxy materials must be received by our Corporate Secretary in writing at our executive offices at 7001 Mount Rushmore Road, P.O. Box 1400, Rapid City, South Dakota 57709, on or prior to November 18, 2026. Any proposal submitted must be in compliance with Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission.

Additionally, a shareholder may submit a proposal or director nominee for consideration at our 2027 annual meeting of shareholders, but not for inclusion of the proposal or director nominee in our proxy materials, if the shareholder gives timely written notice of such proposal in accordance with Article I, Section 9 of our Bylaws. In general, Article I, Section 9 provides that, to be timely, a shareholder's notice must be delivered to our Corporate Secretary in writing not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Our 2026 annual meeting is scheduled for April 29, 2026. Ninety days prior to the first anniversary of this date will be January 29, 2027, and 120 days prior to the first anniversary of this date will be December 30, 2026. For business to be properly requested by the shareholder to be brought before the 2027 annual meeting of shareholders, the shareholder must comply with all of the requirements of Article I, Section 9 of our Bylaws, not just the timeliness requirements set forth above. In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the exchange Act no later than March 1, 2027.

SHARED ADDRESS SHAREHOLDERS

In accordance with a notice sent to eligible shareholders who share a single address, we are sending only one annual report and proxy statement to that address unless we receive instructions to the contrary from any shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder of record residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she may contact Shareholder Relations at the below address.


Shareholder Relations
Black Hills Corporation
7001 Mount Rushmore Road
P.O. Box 1400
Rapid City, SD 57709
(605) 721-1700


Eligible shareholders of record receiving multiple copies of our annual report and proxy statement can request householding by contacting us in the same manner. Shareholders who own shares through a bank, broker or other nominee can request householding by contacting the nominee.

We hereby undertake to deliver promptly, upon written or oral request, a separate copy of the annual report to shareholders, or proxy statement, as applicable, to our shareholders at a shared address to which a single copy of the document was delivered.

Please vote your shares by telephone, by the Internet or by promptly returning the accompanying form of proxy, whether or not you expect to be present at the annual meeting.

ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K (excluding exhibits) for the year ended December 31, 2025, which is required to be filed with the Securities and Exchange Commission, will be made available to shareholders to whom this proxy statement is mailed, without charge, upon written or oral request to Shareholder Relations, Black Hills Corporation, 7001 Mount Rushmore Road, P.O. Box 1400, Rapid City, SD 57709, Telephone Number: (605) 721-1700. Our Annual Report on Form 10-K also may be accessed through our website at https://.ir.blackhillscorp.com.


IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 29, 2026


Shareholders may view this proxy statement, our form of proxy and our 2025 Annual Report to Shareholders over the Internet by accessing our website at https://.ir.blackhillscorp.com. Information on our website does not constitute a part of this proxy statement.

By Order of the Board,

/s/ DARREN NAKATA

Darren Nakata
Senior Vice President - Chief Legal Officer, Corporate
Secretary and Chief Compliance Officer

Dated: March 18, 2026

APPENDIX A: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	Year Ended December 31,	
	2024	**2025**
EPS, diluted (GAAP)	$ 3.91	$ 3.98
Adjustment:		
Merger-related costs	—	0.13
Less: tax effect of adjustment	—	(0.01)
Adjustment, net of tax	—	0.12
EPS from ongoing operations, as adjusted (Non-GAAP)	$ 3.91	$ 4.10

USE OF NON-GAAP FINANCIAL MEASURES

In addition to presenting its earnings information in conformity with Generally Accepted Accounting Principles (GAAP), the company has presented non-GAAP EPS from ongoing operations, as adjusted, which reflects adjustments for expenses, gains and losses that the company believes do not reflect ongoing core operating performance, such as costs related to the pending merger with NorthWestern. The company's management uses non-GAAP measures for financial planning and analysis, for reporting of results to the Board of Directors, in determining performance-based compensation and communicating its earnings outlook to analysts and investors. Non-GAAP financial measures are intended to supplement investors' understanding of our performance and should not be considered alternatives for financial measures presented in accordance with GAAP. Our non-GAAP measures may not be comparable to those of other companies.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-31303

BLACK HILLS CORPORATION

Incorporated in South Dakota   IRS Identification Number 46-0458824

7001 Mount Rushmore Road
Rapid City, South Dakota 57702
Registrant's telephone number (605) 721-1700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock of $1.00 par value	BKH	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant on the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2025, was $4,057,141,834

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at January 31, 2026
Common stock, $1.00 par value	75,474,846 shares

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement being prepared for the solicitation of proxies in connection with the 2026 Annual Meeting of Stockholders to be held on April 29, 2026, are incorporated by reference in Part III of this Form 10-K.

		Page
GLOSSARY OF TERMS AND ABBREVIATIONS		4
WEBSITE ACCESS TO REPORTS		12
FORWARD-LOOKING INFORMATION		12
Part I		
ITEM 1.	BUSINESS	13
	History and Organization	13
	Electric Utilities	13
	Gas Utilities	16
	Utility Regulation Characteristics	18
	Environmental Matters	21
	Human Capital Resources	22
ITEM 1A.	RISK FACTORS	24
ITEM 1B.	UNRESOLVED STAFF COMMENTS	38
ITEM 1C.	CYBERSECURITY	38
ITEM 2.	PROPERTIES	39
ITEM 3.	LEGAL PROCEEDINGS	39
ITEM 4.	MINE SAFETY DISCLOSURES	39
INFORMATION ABOUT OUR EXECUTIVE OFFICERS		40
Part II		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	41
ITEM 6.	RESERVED	42
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	42
	Executive Summary	42
	Recent Developments	43
	Results of Operations - Consolidated Summary and Overview	44
	Non-GAAP Financial Measure	45
	Electric Utilities	46
	Gas Utilities	49
	Corporate and Other	50
	Consolidated Interest Expense, Other Income (Expense) and Income Tax Benefit (Expense)	50
	Liquidity and Capital Resources	51
	Cash Flow Activities	52
	Capital Resources	53
	Credit Ratings	54
	Capital Requirements	55
	Critical Accounting Estimates	57
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	59

10-K

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	61
	Management's Report on Internal Controls Over Financial Reporting	61
	Reports of Independent Registered Public Accounting Firm	62
	Consolidated Statements of Income	65
	Consolidated Statements of Comprehensive Income	66
	Consolidated Balance Sheets	67
	Consolidated Statements of Cash Flows	69
	Consolidated Statements of Equity	70
	Notes to Consolidated Financial Statements	71
	Note 1. Business Description and Significant Accounting Policies	71
	Note 2. Regulatory Matters	80
	Note 3. Commitments, Contingencies and Guarantees	82
	Note 4. Revenue	85
	Note 5. Property, Plant and Equipment	86
	Note 6. Jointly Owned Facilities	87
	Note 7. Asset Retirement Obligations	88
	Note 8. Financing	88
	Note 9. Risk Management and Derivatives	92
	Note 10. Fair Value Measurements	95
	Note 11. Other Comprehensive Income	97
	Note 12. Variable Interest Entities	98
	Note 13. Employee Benefit Plans	99
	Note 14. Share-based Compensation Plans	104
	Note 15. Income Taxes	106
	Note 16. Business Segment Information	109
	Note 17. Pending Merger with NorthWestern	111
	Note 18. Subsequent Events	112
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	113
ITEM 9A.	CONTROLS AND PROCEDURES	113
ITEM 9B.	OTHER INFORMATION	113
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	113
Part III		
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	113
ITEM 11.	EXECUTIVE COMPENSATION	113
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	114
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	114
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	114
Part IV		
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	115
ITEM 16.	FORM 10-K SUMMARY	118
SIGNATURES		119

10-K

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms and abbreviations appear in the text of this report and have the definitions described below:

AC	Alternating Current
AFUDC	Allowance for Funds Used During Construction
AI	Artificial Intelligence
AOCI	Accumulated Other Comprehensive Income (Loss)
APSC	Arkansas Public Service Commission
Arkansas Gas	Black Hills Energy Arkansas, Inc., an indirect, wholly-owned subsidiary of Black Hills Utility Holdings, providing natural gas services to customers in Arkansas (doing business as Black Hills Energy).
ARO	Asset Retirement Obligation
ASC	Accounting Standards Codification
ASU	Accounting Standards Update as issued by the FASB
ATM	At-the-market equity offering program
Availability	The availability factor of a power plant is the percentage of the time that it is available to provide energy.
BHC	Black Hills Corporation; the Company
BHSC	Black Hills Service Company, LLC, a direct, wholly-owned subsidiary of Black Hills Corporation (doing business as Black Hills Energy)
Black-box Settlement	Settlement with a utility's commission where the revenue requirement is agreed upon, but the specific adjustments used by each party to arrive at the amount are not specified in public rate orders.
Black Hills Colorado IPP	Black Hills Colorado IPP, LLC, a 50.1% owned subsidiary of Black Hills Electric Generation
Black Hills Electric Generation	Black Hills Electric Generation, LLC, a direct, wholly-owned subsidiary of Black Hills Non-regulated Holdings, providing wholesale electric capacity and energy primarily to our affiliate utilities.
Black Hills Electric Parent Holdings	Black Hills Electric Utility Holdings, LLC., a direct, wholly-owned subsidiary of Black Hills Corporation
Black Hills Energy	The name used to conduct the business of our Utilities
Black Hills Energy Renewable Resources (BHERR)	Black Hills Energy Renewable Resources, LLC, a direct, wholly-owned subsidiary of Black Hills Non-regulated Holdings
Black Hills Energy Services	Black Hills Energy Services Company, an indirect, wholly-owned subsidiary of Black Hills Utility Holdings, providing natural gas commodity supply for the Choice Gas Programs (doing business as Black Hills Energy).
Black Hills Non-regulated Holdings	Black Hills Non-regulated Holdings, LLC, a direct, wholly-owned subsidiary of Black Hills Corporation
Black Hills Power	Black Hills Power, Inc., a direct, wholly-owned subsidiary of Black Hills Corporation (doing business as Black Hills Energy). Also known as South Dakota Electric.
Black Hills Utility Holdings	Black Hills Utility Holdings, Inc., a direct, wholly-owned subsidiary of Black Hills Corporation (doing business as Black Hills Energy)
Black Hills Wyoming	Black Hills Wyoming, LLC, a direct, wholly-owned subsidiary of Black Hills Electric Generation
Blockchain Interruptible Service (BCIS) Tariff	A WPSC-approved tariff applicable to prospective new Wyoming Electric blockchain customers. The tariff allows customers to negotiate rates and terms and conditions for interruptible electric utility service of 10 MW or greater that would be interconnected with Wyoming Electric's system. Agreements under the BCIS tariff must be filed with the WPSC prior to the first customer billing, be at least 2 years in duration and include specific pricing for all electricity purchased (with pricing terms subject to renegotiation every three years). BCIS customers shall not participate in the PCA to the extent of service received under the tariff.

Busch Ranch I	The 29 MW wind farm near Pueblo, Colorado, jointly owned by Colorado Electric and Black Hills Electric Generation. Colorado Electric and Black Hills Electric Generation each have a 50% ownership interest in the wind farm. Black Hills Electric Generation provides its share of energy from the wind farm to Colorado Electric through a PPA, which expires in October 2037.
Busch Ranch II	The 59.4 MW wind farm near Pueblo, Colorado owned by Black Hills Electric Generation to provide wind energy to Colorado Electric through a PPA expiring in November 2044.
Captive	A protected separate cell captive insurance company sponsored by EIS.
CEPR	Clean Energy Plan Rider, which is a 1.5% surcharge to fund Colorado Electric's recovery of renewable energy projects under the Clean Energy Plan. In conjunction with the implementation of the CEPR in January 2025, the RESA surcharge was reduced from 2.0% to 1.5%.
CFTC	United States Commodity Futures Trading Commission
Cheyenne Light	Cheyenne Light, Fuel and Power Company, a direct, wholly-owned subsidiary of Black Hills Corporation, providing electric service in the Cheyenne, Wyoming area (doing business as Black Hills Energy). Also known as Wyoming Electric.
Cheyenne Prairie	Cheyenne Prairie Generating Station located in Cheyenne, Wyoming serves the utility customers of South Dakota Electric and Wyoming Electric. The facility includes one simple-cycle, 40 MW combustion turbine that is wholly-owned by Wyoming Electric and one combined-cycle, 100 MW unit that is jointly-owned by Wyoming Electric (42 MW) and South Dakota Electric (58 MW).
Chief Operating Decision Maker (CODM)	Chief Executive Officer
Choice Gas Program	Regulator-approved programs in Wyoming and Nebraska that allow certain utility customers to select their natural gas commodity supplier, providing the unbundling of the commodity service from the distribution delivery service.
CIAC	Contribution in aid of construction
City of Gillette	Gillette, Wyoming
Clean Energy Plan	2030 Ready Plan that establishes a roadmap and preferred resource portfolio for Colorado Electric to achieve the State of Colorado's requirement calling upon electric utilities to reduce greenhouse gas emissions by a minimum of 80% from 2005 levels by 2030.
CO_2	Carbon dioxide
Colorado Electric	Black Hills Colorado Electric, LLC, a direct, wholly-owned subsidiary of Black Hills Electric Parent Holdings, providing electric service to customers in Colorado (doing business as Black Hills Energy).
Colorado Gas	Black Hills Colorado Gas, Inc., an indirect, wholly-owned subsidiary of Black Hills Utility Holdings, providing natural gas services to customers in Colorado (doing business as Black Hills Energy).
Common Use System	The Common Use System is a jointly operated transmission system we participate in with Basin Electric Power Cooperative and Powder River Energy Corporation. The Common Use System provides transmission service over these utilities' combined 230-kilovolt (kV) and limited 69-kV transmission facilities within areas of southwestern South Dakota and northeastern Wyoming.
Consolidated Indebtedness to Capitalization Ratio	Any Indebtedness outstanding at such time, divided by capital at such time. Capital being consolidated net-worth (excluding non-controlling interest) plus consolidated indebtedness (including letters of credit and certain guarantees issued) as defined within the current Revolving Credit Facility.
Cooling Degree Day	A cooling degree day is equivalent to each degree that the average of the high and low temperature for a day is above 65 degrees. The warmer the climate, the greater the number of cooling degree days. Cooling degree days are used in the utility industry to measure the relative warmth of weather and to compare relative temperatures between one geographic area and another. Normal degree days are based on the National Weather Service data for selected locations.

Corriedale	The 52.5 MW wind farm near Cheyenne, Wyoming, jointly owned by South Dakota Electric (32.5 MW) and Wyoming Electric (20 MW), serving as the dedicated wind energy supply to the Renewable Ready program, which is a voluntary renewable energy subscription program for large commercial, industrial, and governmental customers in South Dakota and Wyoming.
CP Program	Commercial Paper Program
CPCN	Certificate of Public Convenience and Necessity
CPUC	Colorado Public Utilities Commission
CSO	Chief Security Officer
CT	Combustion Turbine
Cushion Gas	The portion of natural gas necessary to force saleable gas from a storage field into the transmission system and for system balancing, representing a permanent investment necessary to use storage facilities and maintain reliability.
Cybersecurity incident	An unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant's information systems that jeopardizes the confidentiality, integrity, or availability of a registrant's information systems or any information residing therein.
Cybersecurity threat	Any potential unauthorized occurrence on or conducted through a registrant's information systems that may result in adverse effects on the confidentiality, integrity, or availability of a registrant's information systems or any information residing therein.
DC	Direct Current
Dividend Payout Ratio	Annual dividends paid on common stock divided by net income from continuing operations available for common stock
DSM	Demand Side Management
Dth	Dekatherm. A unit of energy equal to 10 therms or one million British thermal units (MMBtu).
EBITDA	Earnings before interest, taxes, depreciation and amortization, a non-GAAP measure.
ECA	Energy Cost Adjustment is an adjustment that allows us to pass the prudently-incurred cost of fuel and purchased energy through to customers.
EECR	Energy Efficiency Cost Recovery is an adjustment mechanism that allows us to recover from customers the costs associated with providing energy efficiency programs.
EIA	Environmental Improvement Adjustment is an annual adjustment mechanism that allows South Dakota Electric to recover from customers eligible investments in, and expense related to, new environmental measures.
EIS	Energy Insurance Services, Inc., a nonaffiliated captive insurance company and consolidated VIE of BHC. EIS is owned by Energy Insurance Mutual Limited Company and allows participating member sponsoring organizations, such as BHC, to insure risks using captive entities.
Emergency PSPS	Emergency Public Safety Power Shutoff is a safety measure to prevent the electric system from becoming a potential source of ignition during extreme weather conditions/events. It entails selectively and intentionally turning off power to a portion of a service area when high-fire-risk weather and fuel conditions occur.
Energy Assistance Benefit Charge	Energy Assistance Benefit Charge is a Colorado statutory-created surcharge to provide additional funding for bill assistance and weatherization for income-qualified customers. We collect these funds and remit them to a Colorado non-profit organization that assists low-income residents with utility bills, repairs, and energy efficiency upgrades.
Energy Transition	The global energy sector's shift from fossil-based systems of energy production and consumption, including oil, natural gas and coal to renewable energy sources like wind and solar, as well as battery storage solutions.
EPA	United States Environmental Protection Agency
EV	Electric Vehicle
EWG	Exempt Wholesale Generator
FASB	Financial Accounting Standards Board
FCC	Federal Communications Commission

FERC	United States Department of Energy's Federal Energy Regulatory Commission
Fitch	Fitch Ratings Inc.
GAAP	Accounting principles generally accepted in the United States of America
Gas Price Risk Management Rider	Gas Price Risk Management Rider is a Colorado Gas mechanism that is similar to GCA but designed to also provide a price floor and price ceiling.
GCA	Gas Cost Adjustment is a mechanism that allows us to pass the prudently-incurred cost of gas and certain services through to customers.
GHG	Greenhouse gases
Gillette Energy Complex	The Gillette Energy Complex located in Gillette, Wyoming includes 793 MW of coal-fired generating facilities (Neil Simpson II, Wygen I, Wygen II, Wygen III, Wyodak Plant) which are supplied by WRDC and a 40 MW gas-fired generation facility (Neil Simpson CT). We operate and own majority interests in five of the six facilities and own 20% of Wyodak Plant.
GSRS	Gas System Reliability Surcharge is a monthly charge that recovers Kansas Gas's costs associated with pipeline safety and government-mandated projects.
GWh	Gigawatt Hours
Heating Degree Day	A heating degree day is equivalent to each degree that the average of the high and the low temperatures for a day is below 65 degrees. The colder the climate, the greater the number of heating degree days. Heating degree days are used in the utility industry to measure the relative coldness of weather and to compare relative temperatures between one geographic area and another. Normal degree days are based on the National Weather Service data for selected locations.
HomeServe	Products offered to our natural gas residential customers interested in purchasing additional home repair service plans.
HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976
IBNR	Incurred but not reported
Information systems	Electronic information resources, owned or used by the registrant, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of the registrant's information to maintain or support the registrant's operations.
Integrated Generation	Non-regulated power generation and mining businesses (Black Hills Electric Generation and WRDC) that are vertically integrated within our Electric Utilities segment.
Iowa Gas	Black Hills Iowa Gas Utility Company, LLC, a direct, wholly-owned subsidiary of Black Hills Utility Holdings, providing natural gas services to customers in Iowa (doing business as Black Hills Energy).
IPP	Independent Power Producer
IRA	Inflation Reduction Act of 2022
IRC	Internal Revenue Code
IRP	Integrated Resource Plan
IRS	United States Internal Revenue Service
ITC	Investment Tax Credit
IUC	Iowa Utilities Commission
Kansas Gas	Black Hills Kansas Gas Utility Company, LLC, a direct, wholly-owned subsidiary of Black Hills Utility Holdings, providing natural gas services to customers in Kansas (doing business as Black Hills Energy).
KCC	Kansas Corporation Commission
kV	Kilovolt

Lange II	A dual fuel (natural gas and diesel oil) electric generation project in Rapid City, South Dakota with an estimated total capacity of 99 MW. This facility will be owned and operated by South Dakota Electric and will be located adjacent to the Lange CT generation facility. This project is expected to be in service by the second half of 2026. The addition of these resources will replace generation facilities planned for retirement and support updated planning reserve margin requirements.
Large Power Contract Service (LPCS) Tariff	Wyoming Electric offers service under the LPCS tariff approved by the Wyoming Public Service Commission. The LPCS Tariff provides a cost-based rate structure for customers with very large electric loads, typically data centers or other high-demand facilities.This Tariff is designed to ensure that service to LPCS customers is fully self-supporting and does not shift costs to other customer classes.
Mcf	Thousand cubic feet
Mcfd	Thousand cubic feet per day
MDU	Montana-Dakota Utilities Co., a subsidiary of MDU Resources Group, Inc.
Merger	Merger Sub merging with and into NorthWestern
Merger Agreement	The Agreement and Plan of Merger, dated as of August 18, 2025, by and among BHC, Merger Sub, and NorthWestern
Merger Sub	River Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of BHC
MMBtu	Million British thermal units
Moody's	Moody's Investors Service, Inc.
MPSC	Montana Public Service Commission
MSHA	United States Department of Labor's Mine Safety and Health Administration
MW	Megawatt
MWh	Megawatt-hour
N/A	Not Applicable
NAV	Net Asset Value
Nebraska Gas	Black Hills Nebraska Gas, LLC, an indirect, wholly-owned subsidiary of Black Hills Utility Holdings, providing natural gas services to customers in Nebraska (doing business as Black Hills Energy).
Neil Simpson II	A mine-mouth, coal-fired power plant owned and operated by South Dakota Electric with a total capacity of 90 MW located at our Gillette Energy Complex.
NERC	North American Electric Reliability Corporation
NO_X	Nitrogen oxide
NOL	Net Operating Loss
NorthWestern	NorthWestern Energy Group, Inc., a Delaware corporation
NPSC	Nebraska Public Service Commission
NYSE	New York Stock Exchange
OBBBA	One Big Beautiful Bill Act enacted on July 4, 2025, which is a legislative package designed to permanently extend certain expiring provisions of the TCJA and deliver additional tax relief for individuals and businesses. The OBBBA introduced changes to federal energy policies by rolling back several clean energy provisions and codified restrictions related to prohibited foreign entities, termination, and restrictions on clean energy PTCs, extension and modification of clean fuel production The OBBBA does not repeal tax credit transferability provisions enacted under the IRA, but restricts credit transfers to prohibited foreign entities.
OCI	Other Comprehensive Income
OSHA	United States Department of Labor's Occupational Safety & Health Administration
PacifiCorp	PacifiCorp, a wholly owned subsidiary of MidAmerican Energy Holdings Company, itself an affiliate of Berkshire Hathaway.
PCA	Power Cost Adjustment is an annual adjustment mechanism that allows Wyoming Electric to pass a portion of prudently-incurred delivered power costs, including fuel, purchased capacity and energy, and transmission costs, through to customers.

PCCA	Power Capacity Cost Adjustment is an annual adjustment that allows Colorado Electric to pass the prudently-incurred purchased capacity costs, incremental to costs included in base rates, through to customers.
Peak View	The 60.8 MW wind farm owned by Colorado Electric.
PHMSA	United States Department of Transportation's Pipeline and Hazardous Materials Safety Administration
PPA	Power Purchase Agreement
PTC	Production Tax Credit
Pueblo Airport Generation	Pueblo Airport Generating Station located in Pueblo, Colorado includes 440 MW of combined cycle gas-fired power generation plants jointly owned by Colorado Electric (240 MW) and Black Hills Colorado IPP (200 MW). Black Hills Colorado IPP owns and operates this facility. The plants commenced operation on January 1, 2012.
PUHCA 2005	Public Utility Holding Company Act of 2005
Ready Wyoming	A 260-mile, multi-phase transmission expansion project in Wyoming which was fully completed and placed in service in 2025. The project provides customers long-term price stability and greater flexibility as power markets develop in the western United States. This project is also expected to enable economic growth in Wyoming, expand access to renewable resources and facilitate additional renewable development across wind- and sun-rich resource areas.
RESA	Renewable Energy Standard Adjustment is an incremental retail rate limited to 1.5% for Colorado Electric customers that provides funding for renewable energy projects and programs to comply with Colorado's Renewable Energy Standard.
Revolving Credit Facility	Our $750 million credit facility used to fund working capital needs, letters of credit and other corporate purposes, which was amended on May 31, 2024, and will terminate on May 31, 2030. This facility includes an accordion feature that allows us to increase total commitments up to $1.0 billion with the consent of the administrative agent, the issuing agents, and each bank increasing or providing a new commitment.
RMNG	Rocky Mountain Natural Gas LLC, an indirect, wholly-owned subsidiary of Black Hills Utility Holdings, is an intrastate transmission pipeline that provides natural gas transmission and wholesale services in western Colorado (doing business as Black Hills Energy).
SDPUC	South Dakota Public Utilities Commission
SEC	United States Securities and Exchange Commission
Service Guard Comfort Plan	Appliance protection plan that provides home appliance repair services through on-going monthly service agreements to residential utility customers.
Scope 1	Direct GHG emissions that occur from sources that are controlled or owned by an organization.
Scope 3	Emissions which are the result of activities from assets not owned or controlled by the reporting organization, but that the organization indirectly affects in its value chain.
SO_2	Sulfur dioxide
SOFR	Secured Overnight Financing Rate
S&P	S&P Global Ratings, a division of S&P Global Inc.
South Dakota Electric	Black Hills Power, Inc., a direct, wholly-owned subsidiary of Black Hills Corporation, providing electric service to customers in Montana, South Dakota, and Wyoming (doing business as Black Hills Energy).
SSIR	System Safety and Integrity Rider is a mechanism that allows us to recover the costs associated with certain pipeline safety and integrity investments, including the replacement of higher risk pipe, the improvement of the data management system, and the mitigation of other safety issues identified on our natural gas system.
System Peak Demand	Represents the highest point of retail customer usage for a single hour.
TCA	Transmission Cost Adjustment is an annual adjustment mechanism that allows us to recover from customers eligible transmission investments prior to the next rate review.
TCAM	Transmission Cost Adjustment Mechanism is a WPSC-approved tariff based on a formulaic approach that determines the recovery of Wyoming Electric's transmission costs.

TCJA	Tax Cuts and Jobs Act enacted on December 22, 2017, which reduced the U.S. federal corporate tax rate from 35% to 21%.
Tech Services	Non-regulated product lines delivered by our Utilities that 1) provide electrical system construction services to large industrial customers of our electric utilities, and 2) serve gas transportation customers throughout its service territory by constructing and maintaining customer-owned gas infrastructure facilities, typically through one-time contracts.
TEPR	Transportation Electrification Program Rider is a CPUC-approved mechanism associated with Colorado Electric's EV program.
TFA	Transmission Facility Adjustment is an annual adjustment mechanism that allows South Dakota Electric to recover charges for qualifying new and modified transmission facilities from customers.
Transmission Tie	South Dakota Electric owns 35% of a AC-DC-AC transmission tie that interconnects the Western and Eastern transmission grids, which are independently-operated transmission grids serving the western and eastern United States, respectively. Basin Electric Power Cooperative owns the remaining ownership percentage. This transmission tie allows us to buy and sell energy in the Eastern grid without having to isolate and physically reconnect load or generation between the two transmission grids, thus enhancing the reliability of our system. It accommodates scheduling transactions in both directions simultaneously, provides additional opportunities to sell excess generation or to make economic purchases to serve our native load and contract obligations, and enables us to take advantage of power price differentials between the two grids. The total transfer capacity of the tie is 400 MW, including 200 MW from West to East and 200 MW from East to West.
TSA	United States Department of Homeland Security's Transportation Security Administration
Utilities	Black Hills' Electric and Gas Utilities
VEBA	Voluntary Employee Benefit Association
VIE	Variable Interest Entity
Wildfire Mitigation Plan (WMP)	Our three-layered approach to manage wildfire risks driven by asset-based risk assessments that include asset programs, integrity programs and operational response.
Wind Capacity Factor	Measures the amount of electricity a wind turbine produces in a given time period relative to its maximum potential
Winter Storm Uri	February 2021 winter weather event that caused extreme cold temperatures in the central United States and led to unprecedented fluctuations in customer demand and market pricing for natural gas and energy.
Working Capacity	Total gas storage capacity minus cushion gas
WPSC	Wyoming Public Service Commission
WRDC	Wyodak Resources Development Corp., a coal mine which is a direct, wholly-owned subsidiary of Black Hills Non-regulated Holdings, providing coal supply primarily to five on-site, mine-mouth generating facilities at our Gillette Energy Complex (doing business as Black Hills Energy).
Wygen I	A mine-mouth, coal-fired generating facility with a total capacity of 90 MW located at our Gillette Energy Complex. Black Hills Wyoming owns 76.5% of the facility and Municipal Energy Agency of Nebraska (MEAN) owns the remaining 23.5%.
Wygen II	A mine-mouth, coal-fired power plant owned by Wyoming Electric with a total capacity of 95 MW located at our Gillette Energy Complex.
Wygen III	A mine-mouth, coal-fired power plant operated by South Dakota Electric with a total capacity of 116 MW located at our Gillette Energy Complex. South Dakota Electric owns 52% of the power plant, MDU owns 25%, and the City of Gillette owns the remaining 23%.
Wyodak Plant	The 402.3 MW mine-mouth, coal-fired generating facility located at our Gillette Energy Complex, jointly owned by PacifiCorp (80%) and South Dakota Electric (20%). WRDC supplies all of the fuel for the facility.
Wyoming Electric	Cheyenne Light, Fuel and Power Company, a direct, wholly-owned subsidiary of Black Hills Corporation, providing electric service to customers in the Cheyenne, Wyoming area (doing business as Black Hills Energy).

Wyoming Gas	Black Hills Wyoming Gas, LLC, an indirect, wholly-owned subsidiary of Black Hills Utility Holdings, providing natural gas services to customers in Wyoming (doing business as Black Hills Energy).
Wyoming Integrity Rider	The Wyoming Integrity Rider (WIR) is a WPSC-approved tariff that allows Wyoming Gas to recover costs from customers associated with ongoing infrastructure replacement, gas meter and yard line replacement projects driven by federal regulation.

WEBSITE ACCESS TO REPORTS

The reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, are available free of charge at our website www.blackhillscorp.com as soon as reasonably practicable after they are filed. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information we file electronically with the SEC which can be accessed at http://www.sec.gov. In addition, the charters of our Audit, Governance, and Compensation Committees are located on our website along with our Code of Business Conduct, Code of Ethics for our Chief Executive Officer and Senior Finance Officer, Corporate Governance Guidelines of the Board of Directors and Policy for Director Independence. The information contained on our website is not part of this document.

FORWARD-LOOKING INFORMATION

This Form 10-K contains forward-looking statements as defined by the SEC. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts", and similar expressions and include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature, including statements contained within Item 7 - Management's Discussion & Analysis of Financial Condition and Results of Operations.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including, without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Nonetheless, the Company's expectations, beliefs or projections may not be achieved or accomplished.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, such as adverse macroeconomic conditions, global pandemics or severe weather events, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements in this Annual Report on Form 10-K, including statements contained within Item 1A - Risk Factors.

PART I

ITEM 1.   BUSINESS

History and Organization

Black Hills Corporation, a South Dakota corporation (together with its subsidiaries, referred to herein as the "Company," "BHC," "we," "us", or "our"), is a customer-focused, growth-oriented utility company headquartered in Rapid City, South Dakota (incorporated in South Dakota in 1941).

We operate our business in the United States, reporting our operating results through our Electric Utilities and Gas Utilities segments. Certain unallocated corporate expenses that support our operating segments are presented as Corporate and Other.

Our Electric Utilities segment generates, transmits and distributes electricity to approximately 227,000 electric utility customers in Colorado, Montana, South Dakota, and Wyoming. Our Electric Utilities own 1,386 MW of generation and 9,478 miles of electric transmission and distribution lines.

Our Gas Utilities segment serves approximately 1,138,000 natural gas utility customers in Arkansas, Colorado, Iowa, Kansas, Nebraska, and Wyoming. Our Gas Utilities own and operate 4,581 miles of intrastate gas transmission pipelines and 44,840 miles of gas distribution mains and service lines, seven natural gas storage sites, more than 50,000 horsepower of compression, and 494 miles of gathering lines.

Proposed Merger with NorthWestern

BHC and NorthWestern entered into an all-stock business combination on August 18, 2025. The transaction is intended to be tax-free and expected to close in the second half of 2026, subject to the satisfaction or waiver of certain closing conditions, including approvals from the FERC, MPSC, NPSC and SDPUC, clearance under the HSR Act, consent of the FCC, and approval from each company's shareholders. The combined company will serve approximately 0.7 million electric utility customers and 1.5 million gas utility customers across eight states. See additional information in Item 1A - Risk Factors and Note 17 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Electric Utilities

We conduct electric utility operations through our Colorado, South Dakota, and Wyoming subsidiaries. Our Electric Utilities generate, transmit, and distribute electricity to our retail customers. Our electric generating facilities and power purchase agreements provide for the supply of electricity principally to our retail customers. We also sell excess power to other utilities and marketing companies, including our affiliates. Additionally, we provide non-regulated services to our retail customers under the Service Guard Comfort Plan and Tech Services.

We also own and operate non-regulated power generation and mining assets that are vertically integrated into and primarily support our Electric Utilities. All of these operations are located at our electric generating complexes and are physically integrated into our Electric Utilities' operations.

	As of December 31,		
Retail Customers by Customer Class	**2025**	**2024**	**2023**
Residential	194,735	192,716	190,776
Commercial	31,240	31,210	30,491
Industrial	86	83	84
Municipal	1,039	1,079	989
Total Electric Retail Customers at End of Year	227,100	225,088	222,340

	As of December 31,		
Retail Customers by Business Unit	**2025**	**2024**	**2023**
Colorado Electric	102,152	101,455	100,907
South Dakota Electric	78,976	77,941	76,479
Wyoming Electric	45,972	45,692	44,954
Total Electric Retail Customers at End of Year	227,100	225,088	222,340

Capacity and Demand. System Peak Demand for the Electric Utilities' retail customers for each of the last three years are listed below:

	System Peak Demand (in MWs)					
	2025		2024		2023	
	Summer	Winter	Summer	Winter	Summer	Winter
Colorado Electric	396	299	394	311	411	297
South Dakota Electric	379	343	388	346	378	289
Wyoming Electric [(a)]	379	375	309	314	312	301

(a)   See Recent Developments section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 in this Annual Report on Form 10-K for discussion on recent Wyoming Electric peaks.

As of December 31, 2025, our Electric Utilities' ownership interests in electric generating plants were as follows:

Unit	Fuel Type	Location	Ownership Interest % [(c)]	Owned Nameplate Capacity (MWs)	In Service Date
Colorado Electric:					
Busch Ranch I	Wind	Pueblo, Colorado	50%	14.5	2012
Peak View [(a) (b)]	Wind	Pueblo, Colorado	100%	60.8	2016
Pueblo Airport Generation #1-2	Natural Gas	Pueblo, Colorado	100%	200.0	2011
Pueblo Airport Generation CT #6	Natural Gas	Pueblo, Colorado	100%	40.0	2016
AIP Diesel	Diesel Oil	Pueblo, Colorado	100%	10.0	2001
Diesel #1-5	Diesel Oil	Rocky Ford, Colorado	100%	10.0	1964
South Dakota Electric:					
Cheyenne Prairie	Natural Gas	Cheyenne, Wyoming	58%	58.0	2014
Corriedale [(b)]	Wind	Cheyenne, Wyoming	62%	32.5	2020
Wygen III	Coal	Gillette, Wyoming	52%	60.3	2010
Neil Simpson II	Coal	Gillette, Wyoming	100%	90.0	1995
Wyodak Plant	Coal	Gillette, Wyoming	20%	80.5	1978
Neil Simpson CT	Natural Gas	Gillette, Wyoming	100%	40.0	2000
Lange CT	Natural Gas	Rapid City, South Dakota	100%	40.0	2002
Ben French Diesel #1-5	Diesel Oil	Rapid City, South Dakota	100%	10.0	1965
Ben French CTs #1-4	Natural Gas/Diesel Oil	Rapid City, South Dakota	100%	100.0	1977-1979
Wyoming Electric:					
Cheyenne Prairie	Natural Gas	Cheyenne, Wyoming	42%	42.0	2014
Cheyenne Prairie CT	Natural Gas	Cheyenne, Wyoming	100%	40.0	2014
Corriedale [(b)]	Wind	Cheyenne, Wyoming	38%	20.0	2020
Wygen II	Coal	Gillette, Wyoming	100%	95.0	2008
Integrated Generation:					
Wygen I	Coal	Gillette, Wyoming	76.5%	68.9	2003
Pueblo Airport Generation #4-5	Natural Gas	Pueblo, Colorado	50.1% [(d)]	200.0	2012
Busch Ranch I	Wind	Pueblo, Colorado	50%	14.5	2012
Busch Ranch II [(b)]	Wind	Pueblo, Colorado	100%	59.4	2019
Total MW Capacity				1,386.4	

(a)   The PTCs for Peak View flow back to customers through the RESA and ECA mechanisms as a reduction to Colorado Electric's margins.
(b)   This facility qualifies for PTCs at $30/MWh under IRC 45 during the 10-year period beginning on the date the facility was originally placed in service.
(c)   Jointly owned facilities are discussed in Note 6 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.
(d)   Non-controlling interest is discussed in Note 12 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Our Electric Utilities' power supply by resource as a percent of the total power supply for our energy needs for the years ended December 31 was as follows:

Power Supply	2025	2024	2023
Coal	25.5%	32.5%	35.0%
Natural Gas	29.3%	29.4%	26.4%
Wind	7.4%	8.6%	8.9%
Total Generated [a]	62.2%	70.5%	70.3%
Coal, Natural Gas, Diesel Oil and Other Market Purchases	22.9%	14.7%	24.1%
Wind and Solar Purchases	14.9%	14.8%	5.6%
Total Purchased	37.8%	29.5%	29.7%
Total	100.0%	100.0%	100.0%

(a)   The diesel oil-fueled generating units are generally used as supplemental peaking units. Power generated from these units, as a percentage of total power supply, was 0.0% for each of the years presented.

Our Electric Utilities' weighted average cost of fuel utilized to generate electricity and the average price paid for purchased power (excluding contracted capacity) per MWh for the years ended December 31 were as follows:

Fuel and Purchased Power (dollars per MWh)	2025	2024	2023
Coal	$ 16.59	$ 13.87	$ 13.40
Natural Gas	18.00	15.64	20.20
Wind	—	—	—
Total Generated Weighted Average Fuel Cost	15.28	12.90	14.27
Coal, Natural Gas, Diesel Oil and Other Market Purchases	51.13	67.04	55.61
Wind and Solar Purchases	38.74	38.70	34.99
Total Purchased Power Weighted Average Cost	46.24	52.79	51.68
Total Weighted Average Fuel and Purchased Power Cost	$ 26.98	$ 24.66	$ 25.39

Purchased Power. We have executed various PPAs to support our Electric Utilities' capacity and energy needs beyond our regulated power plants' generation, which include long-term related party agreements with our non-regulated power generation businesses. See additional information in Note 3 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Coal Mining. We own and operate a single coal mine through our WRDC subsidiary which is reported within our Electric Utilities segment. We surface mine, process and sell low-sulfur sub-bituminous coal at our mine located immediately adjacent to our Gillette Energy Complex in the Powder River Basin in northeastern Wyoming, where our five coal-fired power plants are located. We produced approximately 3.3 million tons of coal in 2025.

The mine provides low-sulfur coal directly to these five power plants via a conveyor belt system, minimizing transportation costs. The fuel can be delivered to our adjacent power plants at very cost competitive prices (i.e., $1.26 per MMBtu for year ended December 31, 2025) when compared to alternatives. Nearly all of the mine's production is sold to our on-site generation facilities under long-term supply contracts. Approximately one-half of the mine's production is sold under cost-plus contracts with affiliates.

As of December 31, 2025, we estimated our recoverable reserves to be approximately 172 million tons, based on a life-of-mine engineering study utilizing currently available drilling data and geological information prepared by internal engineering analyses. The recoverable reserve life is equal to approximately 51 years at the current production levels.

Transmission and Distribution. Through our Electric Utilities, we own electric transmission and distribution systems composed of high voltage lines (greater than 69 kV) and low voltage lines (69 kV or less). We also jointly operate an electric transmission system, referred to as the Common Use System, with Basin Electric Power Cooperative and Powder River Energy Corporation. Each participant in the Common Use System individually owns assets that are operated together for a single system. The Common Use System also provides transmission service to our Transmission Tie. South Dakota Electric owns 35% of the Transmission Tie. The Transmission Tie is further discussed in Note 6 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

At December 31, 2025, our Electric Utilities owned the electric transmission and distribution lines shown below:

Utility	State	Transmission [a]	Distribution
		(in Line Miles)	
Colorado Electric	Colorado	655	3,229
South Dakota Electric [b]	South Dakota, Wyoming	1,193	2,662
Wyoming Electric	Wyoming	366	1,373
		2,214	7,264

(a)   Electric transmission line miles include voltages of 69 kV and above.
(b)   South Dakota Electric transmission line miles include 131 miles within the Common Use System.

Material transmission services agreements are included in our disclosures in Note 3 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Seasonal Variations of Business. Our Electric Utilities are seasonal businesses and weather patterns may impact their operating results. Demand for electricity is sensitive to seasonal cooling, heating and industrial load requirements, as well as market price. In particular, cooling demand is often greater in the summer and heating demand is often greater in the winter.

Competition. We generally have limited competition for the retail generation and distribution of electricity in our service areas. Various legislative or regulatory restructuring and competitive initiatives have been discussed in several of the states in which our utilities operate. These initiatives would be aimed at increasing competition or providing for distributed generation. To date, these initiatives have not had a material impact on our utilities. In Colorado and Wyoming, our electric utilities are subject to rules which may require competitive bidding for generation supply. Because of these rules, our Electric Utilities face competition from other utilities and non-affiliated IPPs for the right to supply electric energy and capacity when resource plans require additional resources. Additionally, electrification initiatives in our service territories could increase demand for electricity and increase customer growth.

The independent power industry consists of many strong and capable competitors, some of which may have more extensive operations or greater financial resources than we possess. With respect to the merchant power sector, FERC has taken steps to increase access to the national transmission grid by utility and non-utility purchasers and sellers of electricity to foster competition within the wholesale electricity markets. Our non-regulated power generation businesses could face greater competition if utilities are permitted to robustly invest in power generation assets. Conversely, state regulations requiring utilities to competitively bid generation resources may provide opportunity for IPPs in some regions. To date, these initiatives have not had a material impact on our non-regulated power generation businesses.

Our mining business strategy is to sell nearly all of our production to on-site generation facilities under long-term supply contracts. Historically, any off-site sales have been to consumers within close proximity to WRDC. Coal competes with other energy sources, such as natural gas, nuclear, wind, solar, and hydropower. Costs and other factors relating to these alternative fuels, such as safety, environmental, and availability considerations affect the overall demand for coal as a fuel.

Operating Statistics. See a summary of key operating statistics in the Electric Utilities segment operating results within Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Annual Report on Form 10-K.

Gas Utilities

We conduct natural gas utility operations through our Arkansas, Colorado, Iowa, Kansas, Nebraska, and Wyoming subsidiaries. Our Gas Utilities transport and distribute natural gas through our distribution network to our retail customers. Additionally, we sell contractual pipeline capacity and gas commodities to other utilities and marketing companies, including our affiliates, on an as-available basis.

We also provide non-regulated services to our regulated customers. Black Hills Energy Services provides natural gas supply to approximately 48,000 retail distribution customers under the Choice Gas Program in Nebraska and Wyoming. Additionally, we provide non-regulated services under the Service Guard Comfort Plan, Tech Services, and HomeServe.

Retail Customers by Customer Class	As of December 31,		
	2025	2024	2023
Residential	891,484	882,232	871,930
Commercial	86,299	85,594	84,917
Industrial	2,219	2,174	2,179
Transportation	158,150	158,355	157,367
Total Natural Gas Retail Customers at End of Year	1,138,152	1,128,355	1,116,393

Retail Customers by Business Unit	As of December 31,		
	2025	2024	2023
Arkansas Gas	191,538	189,240	186,216
Colorado Gas	218,140	215,190	211,155
Iowa Gas	165,049	164,134	163,281
Kansas Gas	120,987	120,225	119,407
Nebraska Gas	306,452	304,429	302,167
Wyoming Gas	135,986	135,137	134,167
Total Natural Gas Retail Customers at End of Year	1,138,152	1,128,355	1,116,393

We procure natural gas for our distribution customers from a diverse mix of producers, processors, and marketers and generally use financial hedges, physical fixed-price purchases, and market-based price purchases to achieve dollar-cost averaging within our natural gas portfolio. The majority of our procured natural gas is transported in interstate pipelines under firm transportation service agreements.

In addition to company-owned regulated underground natural gas storage assets in Arkansas, Colorado, and Wyoming, we also contract with third-party transportation providers for natural gas storage service to provide gas supply during the winter heating season and to meet peak day customer demand for natural gas.

The following table summarizes certain information regarding our company-owned regulated underground gas storage facilities as of December 31, 2025:

	Working Capacity (Mcf)	Cushion Gas (Mcf)	Total Capacity (Mcf)	Maximum Daily Withdrawal Capability (Mcfd)
Arkansas Gas	8,442,700	13,149,040	21,591,740	196,000
Colorado Gas	2,361,495	6,164,715	8,526,210	30,000
Wyoming Gas	5,733,900	17,545,600	23,279,500	36,000
Total	16,538,095	36,859,355	53,397,450	262,000

The following table summarizes certain information regarding our system infrastructure as of December 31, 2025:

	Intrastate Gas Transmission Pipelines	Gas Distribution Mains	Gas Distribution Service Lines
	(in Line Miles)		
Arkansas Gas	875	5,221	1,441
Colorado Gas	667	7,238	1,881
Iowa Gas	177	2,952	2,900
Kansas Gas	304	3,107	1,524
Nebraska Gas	1,313	8,712	3,091
Wyoming Gas	1,245	3,631	3,142
Total	4,581	30,861	13,979

Seasonal Variations of Business. Our Gas Utilities are seasonal businesses and weather patterns may impact their operating results. Demand for natural gas is sensitive to seasonal heating and industrial load requirements, as well as market price. In particular, demand is often greater in the winter months for heating. Natural gas is used primarily for residential and commercial heating, and demand for this product can depend heavily upon weather throughout our service territories. As a result, a significant amount of natural gas revenue is normally recognized in the heating season consisting of the first and fourth quarters. Demand for natural gas can also be impacted by summer temperatures and precipitation, which can affect demand from agricultural customers.

Competition. We generally have limited competition for the retail distribution of natural gas in our service areas. Various restructuring and competitive initiatives have been discussed in several of the states in which our utilities operate. These initiatives are aimed at increasing competition. Additionally, electrification initiatives in our service territories could negatively impact demand for natural gas and decrease future growth. To date, these initiatives have not had a material impact on our utilities. Although we face competition from independent marketers for the sale of natural gas to our industrial and commercial customers, in instances where independent marketers displace us as the seller of natural gas, we still collect fees for transporting the gas through our distribution network.

Operating statistics. See a summary of key operating statistics in the Gas Utilities segment operating results within Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Annual Report on Form 10-K.

Utility Regulation Characteristics

Our Utilities are subject to regulation by a number of federal, state and other organizations, including, but not limited to, the following:

- state public utility commissions, which have jurisdiction over services and facilities, rates and charges, accounting, valuation of property, depreciation rates, and various other matters;

- the FERC, which oversees the acquisition and disposition of generation, transmission and other facilities, transmission of electricity and natural gas in interstate commerce, proposals to build and operate interstate natural gas pipelines and storage facilities, and wholesale purchases and sales of electric energy, among other things;

- the NERC, which, through its regional entities, establishes and enforces mandatory reliability standards, subject to approval by the FERC, to ensure the reliability of the U.S. electric transmission and generation system, and to prevent major system blackouts;

- the EPA, which has the responsibility to maintain and enforce national standards under a variety of environmental laws, in some cases delegating authority to state agencies. The EPA also works with industries and all levels of government, including federal and state governments, in a wide variety of voluntary pollution prevention programs and energy conservation efforts;

- the PHMSA, which is responsible for administering the federal regulatory program to help ensure the safe transportation of natural gas, petroleum, and other hazardous materials by pipelines, including pipelines associated with natural gas storage, and develops regulations and other approaches to risk management to help ensure safety in design, construction, testing, operation, maintenance, and emergency response of pipeline facilities.

Rates and Regulation

Our Utilities are subject to the jurisdiction of the public utility commissions in the states where they operate and the FERC for certain assets and transactions. These commissions oversee services and facilities, rates and charges, accounting, valuation of property, depreciation rates, and various other matters. Rate decisions are influenced by many factors, including the cost of providing service, capital expenditures, the prudence of costs we incur, views concerning appropriate rates of return, general economic conditions, and the political environment. Certain commissions also have jurisdiction over the issuance of debt or securities and the creation of liens on property located in their states to secure bonds or other securities.

The regulatory provisions for recovering the costs of service vary by jurisdiction. Our Utilities have cost recovery mechanisms that allow us to pass the prudently-incurred cost of natural gas, fuel, and purchased power to customers. These mechanisms allow the utility operating in that state to collect or refund the difference between the cost of commodities and certain services embedded in our base rates and the actual cost of the commodities and certain services without filing a general rate review. In addition, some jurisdictions allow us to recover certain costs or earn a return on capital investments placed in service between base rate reviews through approved rider tariffs, such as energy efficiency plan costs and system safety and integrity investments.

Electric Utilities

The following table provides regulatory information for each of our Electric Utilities:

Subsidiary	Jurisdiction	Authorized Rate of Return on Equity	Authorized Return on Rate Base	Authorized Capital Structure Debt/Equity	Authorized Rate Base (in millions)	Effective Date	Additional Regulatory Mechanisms	Percentage of Power Marketing Profit Shared with Customers
Colorado Electric [a]	CO	9.30%-9.50%	6.9%	51%-53%/47%-49%	$663.8 [b]	3/2025	ECA, TCA, PCCA, EECR/DSM, RESA, TEPR, Energy Assistance Benefit Charge, CEPR	90%
	FERC	9.80%	6.45%	53%/47%	[b]	9/2022	FERC Transmission Tariff	N/A
South Dakota Electric	WY	9.90%	8.13%	47%/53%	$46.8	10/2014	ECA, EECR/DSM	65%
	SD	Black-box Settlement	7.76%	Black-box Settlement	$543.9	10/2014	ECA, TFA, EIA	70%
	FERC	10.80%	8.76%	43%/57%	$207.3 [c]	2/2009	FERC Transmission Tariff	N/A
Wyoming Electric	WY	9.75%	7.48%	48%/52%	$551.2 [a]	3/2023	PCA, EECR/DSM, Rate Base Recovery on Acquisition Adjustment, TCAM	N/A
	FERC	9.90%	8.77%	44%/56%	[b]	1/2019	FERC Transmission Tariff	N/A

(a)   For additional information regarding recent rate review updates, see Note 2 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

(b)   For both Wyoming Electric and Colorado Electric retail customers, transmission investments are recovered through retail rates rather than FERC Transmission Tariffs. Transmission investments are recovered from wholesale transmission customers under the FERC Formula Transmission rate. The rate base associated with FERC assets is not displayed separate from that collected through the state recovery mechanisms, to avoid double counting. Authorized totals for Colorado Electric and Wyoming Electric include amounts recovered through base rates and the authorized regulatory mechanisms.

(c)   Includes $190.2 million in 2025 rate base for the 2025 Projected Common Use System formula rate that is updated annually and $17.1 million in rate base for the Transmission Tie that is based on the approved stated rate from 2005.

The following table summarizes the mechanisms we have in place for each of our Electric Utilities:

Electric Utility Jurisdiction	Cost Recovery Mechanisms					
	EECR/DSM	Transmission Expense	Fuel Cost	Transmission Capital	Purchased Power	RESA/CEPR
Colorado Electric [a]	☑	☑	☑	☑	☑	☑
Colorado Electric (FERC) [a]				☑		
South Dakota Electric (SD) [b]		☑	☑		☑	
South Dakota Electric (WY) [c]	☑	☑	☑		☑	
South Dakota Electric (FERC)				☑		
Wyoming Electric [a]	☑	☑	☑	☑	☑	
Wyoming Electric (FERC) [a]				☑		

(a)   For both Wyoming Electric and Colorado Electric retail customers, transmission investments are recovered through retail rates rather than FERC Transmission Tariffs. Transmission investments are recovered from wholesale transmission customers under the FERC Formula Transmission rate.

(b)   South Dakota Electric's EIA and TFA tariffs were suspended for a six-year moratorium period effective July 1, 2017. On January 7, 2020, South Dakota Electric received approval from the SDPUC to extend the 6-year moratorium period by an additional 3 years whereby these recovery mechanisms will not be effective prior to July 1, 2026.

(c)   South Dakota Electric has WPSC authorization to accumulate certain energy efficiency costs in a regulatory asset with determination of recovery to be made in the next rate review.

Gas Utilities

The following table provides regulatory information for each of our Gas Utilities:

Subsidiary	Jurisdiction	Authorized Rate of Return on Equity	Authorized Return on Rate Base	Authorized Capital Structure Debt/Equity	Authorized Rate Base (in millions)	Effective Date	Additional Regulatory Mechanisms
Arkansas Gas [a]	AR	9.85%	7.07% [b]	54%/46%	$823.4 [c]	10/2024	GCA, Safety and Integrity Rider, EECR, Weather Normalization Adjustment, Billing Determinant Adjustment, Tax Adjustment Rider
Colorado Gas	CO	9.30%	6.90%	49%/51%	$378.4	5/2024	GCA, DSM, Gas Price Risk Management Rider, Energy Assistance Benefit Charge
RMNG	CO	9.50%-9.70%	6.93%	48%-50%/ 50%-52%	$209.3	7/2023	Liquids/Off-system/Market Center Services Revenue Sharing
Iowa Gas [a]	IA	Black-box Settlement	7.21%	Black-box Settlement	$393.8	1/2025	GCA, EECR, System Safety and Maintenance Adjustment Rider, Gas Supply Optimization revenue sharing
Kansas Gas [a]	KS	Black-box Settlement	Black-box Settlement	Black-box Settlement	Black-box Settlement	8/2025	GCA, Weather Normalization Tariff, Gas System Reliability Surcharge, Ad Valorem Tax Surcharge, Cost of Bad Debt Collected through GCA, Gas Supply Optimization revenue sharing
Nebraska Gas [a][d]	NE	9.85%	7.29%	49%/51%	$781.3 [e]	1/2026	GCA, Cost of Bad Debt Collected through GCA, Choice Gas Program, SSIR, Bad Debt expense recovered through Choice Supplier Fee, HEAT Program, Weather Normalization Adjustment
Wyoming Gas [d]	WY	9.85%	7.33%	49%/51%	$450.8	2/2024	GCA, EECR, Rate Base Recovery on Acquisition Adjustment, Wyoming Integrity Rider, Choice Gas Program

[a]   For additional information regarding recent rate review updates, see Note 2 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.
[b]   Arkansas Gas return on rate base is adjusted to remove certain liabilities from rate review capital structure for comparison with other subsidiaries.
[c]   Arkansas Gas rate base is adjusted to include certain liabilities for comparison with other subsidiaries.
[d]   The Choice Gas Program mechanisms are applicable to only a portion of Nebraska Gas and Wyoming Gas customers.
[e]   Excludes amounts to serve non-jurisdictional and agriculture customers.

The following table summarizes the mechanisms we have in place for each of our Gas Utilities:

Gas Utility Jurisdiction	Cost Recovery Mechanisms					
	EECR/DSM	Integrity Additions	Bad Debt	Weather Normal	Gas Cost [a]	Revenue Decoupling
Arkansas Gas	☑	☑		☑	☑	☑
Colorado Gas	☑				☑	
RMNG [b]						
Iowa Gas	☑	☑			☑	
Kansas Gas		☑	☑	☑	☑	
Nebraska Gas		☑	☑	☑	☑	
Wyoming Gas	☑	☑			☑	

[a]   All of our Gas Utilities, except where the Choice Gas Program is the only option, have GCAs that allow us to pass the prudently-incurred cost of gas and certain services through to the customer between rate reviews.
[b]   RMNG does not have retail customers and, therefore, does not have typical cost recovery mechanisms.

Recent Tariff Filings

See Note 2 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for information regarding current regulatory activity.

FERC

The Federal Power Act gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and the transmission of electricity in interstate commerce. Pursuant to the Federal Power Act, all public utilities subject to FERC's jurisdiction must maintain tariffs and rate schedules on file with FERC that govern the rates, and terms, and conditions for the provision of FERC-jurisdictional wholesale power and transmission services. Public utilities are also subject to accounting, record-keeping, and reporting requirements administered by FERC. FERC also places certain limitations on transactions between public utilities and their affiliates. Our electric utility subsidiaries provide FERC-jurisdictional services subject to FERC's oversight.

Our Electric Utilities entities are authorized by FERC to make wholesale sales of electric capacity and energy at market-based rates under tariffs on file with FERC. As a condition of their market-based rate authority, Electric Quarterly Reports are filed with FERC. Our Electric Utilities own and operate FERC-jurisdictional interstate transmission facilities and provide open access transmission service under tariffs on file with FERC. Our Electric Utilities are subject to routine audit by FERC with respect to their compliance with FERC's regulations.

PUHCA 2005 provides FERC authority with respect to the books and records of a utility holding company. As a utility holding company whose assets consist primarily of investments in our subsidiaries, including subsidiaries that are public utilities and also a centralized service company subsidiary, BHSC, we are subject to FERC's authority under PUHCA 2005.

PUHCA 2005 reiterated the definition and benefits of EWG status. Under PUHCA 2005, an EWG is an entity or generator engaged, directly or indirectly through one or more affiliates, exclusively in the business of owning, operating or both owning and operating all or part of one or more eligible facilities and selling electric energy at wholesale. Though EWGs are public utilities within the definition set forth in the Federal Power Act and are subject to FERC regulation of rates and charges, they are exempt from other FERC requirements. Through its subsidiaries, Black Hills Corporation is affiliated with two EWGs, Wygen I and Pueblo Airport Generation (facilities #4-5). Both of these EWGs have been granted market-based rate authority.

NERC

The Energy Policy Act of 2005 included provisions to create an Electric Reliability Organization, which is required to promulgate mandatory reliability standards governing the operation of the bulk power system in the U.S. FERC certified NERC as the Electric Reliability Organization and also issued an initial order approving many reliability standards that went into effect in 2007. Entities that violate standards can be subject to fines and can also be assessed non-monetary penalties, depending upon the nature and severity of the violation.

Gas Pipeline and Storage Integrity and Safety

We are subject to regulation by PHMSA, which requires the following for certain gas distribution and transmission pipelines and underground storage facilities: inspection and maintenance plans; integrity management programs, including the determination of pipeline integrity risks and periodic assessments on certain pipeline segments; an operator qualification program, which includes certain trainings; a public awareness program that provides certain information; and a control room management plan. If we fail to comply with applicable statutes and the PHMSA Office of Pipeline Safety's rules and related regulations and orders, we could be subject to significant penalties and fines.

Environmental Matters

We are subject to significant state and federal environmental regulations that encourage the use of clean energy technologies and regulate emissions of GHGs. We have undertaken initiatives to meet current requirements and to prepare for anticipated future regulations, reduce GHG emissions, and respond to state renewable and energy efficiency goals. Compliance with future environmental regulations could result in substantial cost.

On June 11, 2025, the EPA proposed to repeal the GHG reduction requirements commonly referred to as the Clean Power Plan 2.0 which were finalized by the prior administration on May 9, 2024. Clean Power Plan 2.0 requirements, which established GHG control requirements for existing coal and natural gas fired generation beginning January 1, 2030, are currently in effect as the U.S. Supreme Court denied a motion to stay them. The EPA is anticipated to finalize their proposal in the first half of 2026. We will evaluate the impacts of the final rule at that time.

Environmental risk changes frequently with the implementation of new or modified regulations, changing stakeholder interests and needs, and through the introduction of innovative work practices and technologies. We continually assess risk and develop mitigation strategies to manage and ensure compliance across the enterprise successfully and responsibly. For additional information on environmental matters, see Item 1A - Risk Factors and Note 3 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Clean Energy Goals

In November 2020, we announced clean energy goals to reduce GHG emissions intensity for our Electric Utilities by 40% by 2030 and 70% by 2040 and achieve GHG reductions of 50% by 2035 for our Gas Utilities. Our goals are compared to a 2005 baseline. Electric Utility goals include Scope 1 emissions from electric utility generating units and Scope 3 emissions from purchased power for sales. Our Gas Utilities goal initially included only Scope 1 emissions from distribution system main and service lines. In August 2022, we announced a new "Net Zero by 2035" target for our Gas Utilities, which doubled the previous target of a 50% reduction by 2035 and expanded the scope of the goal to all Scope 1 sources of methane emissions on our distribution system. Net Zero will be achieved through pipeline material and main replacements, advanced leak detection, third-party damage reduction, expanding the use of renewable natural gas and hydrogen, and utilizing carbon credit offsets.

During the second quarter of 2025, we published our 2024 Corporate Sustainability Report, highlighting our environmental, social and governance impacts and our progress on major projects and climate goals. We reported a 38% reduction in electric utility emissions since 2005 and are on track to reduce emissions 40% by 2030 and 70% by 2040. We also continue to advance toward our goal of net zero natural gas utility emissions by 2035.

Human Capital Resources

Overview

We are committed to building a diverse workforce that reflects the strength and character of the communities we serve, united by our shared commitment to improving life with energy. We appreciate that every team member brings distinct skills, talents, experiences and perspectives that strengthen our organization. Guided by our core values, we strive to build a culture of belonging. This means every team member can be authentic and is empowered to reach their full potential while contributing to business outcomes that positively impact our stakeholders.

Our Team	As of December 31, 2025	As of December 31, 2024
Total employees	2,795	2,841
Women in executive leadership positions [a]	30%	32%
Gender diversity (women as a % of total employees)	24%	24%
Represented by a union	25%	25%
Military veterans	10%	9%
Ethnic diversity (non-white employees as a % of total)	15%	15%

	For the year ended December 31, 2025	For the year ended December 31, 2024
Number of external hires	306	303
External hires gender diversity (as a % of total external hires)	25%	29%
External hires ethnic diversity (as a % of total external hires)	20%	25%
Turnover rate [b]	12%	11%
Retirement rate	3%	3%

(a)   Executive leadership positions are defined as positions with Vice President, Senior Vice President, or Chief in their title.
(b)   Includes voluntary and involuntary separations but excludes internships.

Total Employees

	Number of Employees As of December 31, 2025
Electric Utilities	421
Gas Utilities	1,184
Corporate and Other	1,190
Total	2,795

At December 31, 2025, approximately 18% of our total employees and 19% of our Electric and Gas Utilities employees were eligible for retirement (age 55 with at least 5 years of service).

Collective Bargaining Agreements

At December 31, 2025, certain employees of our Electric Utilities and Gas Utilities were covered by the collective bargaining agreements as shown in the table below. We have not experienced any labor stoppages in decades.

Utility	Number of Employees	Union Affiliation	Expiration Date of Collective Bargaining Agreement
Colorado Electric	101	IBEW Local 667	April 15, 2027
South Dakota Electric	119	IBEW Local 1250	March 31, 2027
South Dakota Electric	7	IBEW Local 1250	September 29, 2028
Wyoming Electric	30	IBEW Local 111	June 30, 2029
Total Electric Utilities	**257**		
Iowa Gas	124	IBEW Local 204	May 1, 2026
Kansas Gas	15	CWA Local 6423	December 31, 2029
Nebraska Gas	92	IBEW Local 244	March 12, 2030
Nebraska Gas	124	CWA Local 7476	October 30, 2026
Wyoming Gas	14	IBEW Local 111	June 30, 2029
Wyoming Gas	76	CWA Local 7476	October 30, 2026
Total Gas Utilities	**445**		
Total	**702**		

Development and Retention

Developing, engaging, and retaining talent is critical to our continued success. Our development and retention efforts include skills training, development programs, and competitive compensation. Our compensation programs are designed to be strategically aligned, externally competitive, internally equitable, personally motivating, cost effective, and legally compliant. We monitor employee engagement through engagement surveys to gather valuable insights and feedback. Every leader creates and implements action plans based on their team's engagement survey results, and the company develops broader action plans to address organization-wide opportunities. Our development programs include management onboarding, leadership development, mentoring, stretch opportunities, and more. Internal development opportunities include corporate-wide and specialized learning for different job functions. Our Field Career Path Program promotes career growth for our frontline customer-facing employees through established standards of knowledge, skills, abilities, and performance.

Employee Safety and Wellness

Safety is one of our company values, a top priority in all we do and deeply embedded in our culture. Meetings of three or more employees begin with a safety share, a practice which contributes to keeping safety top of mind. We focus our safety efforts on fostering a learning culture with proactive safety engagement with the goal of building capacity and reducing the potential for serious injuries and fatalities.

	For the year ended December 31, 2025
Days Away, Restricted, or Transferred (incidents per 200,000 hours worked)	0.6
Proactive Safety Activities per Employee	9
% of injuries reported within 1 day	96.3%

ITEM 1A.   RISK FACTORS

The nature of our business subjects us to a number of uncertainties and risks. Risks that may adversely affect our business operations, financial condition, results of operations or cash flows are described below. These risk factors, along with other risk factors that we discuss in our periodic reports filed with the SEC should be considered for a better understanding of our Company.

STRATEGIC RISK

Our continued success is dependent on execution of our business plan and growth strategy, including our capital investment program.

Our strategy is centered on four priorities: *People & Culture*—build a team that wins together*, Operational Excellence*—relentlessly deliver on our commitment to serve our customers, *Transformation*—be a simple and connected company and *Growth*—grow to be a dominant long-term energy provider. Our current plans and strategy may be negatively impacted by disruptive forces and innovations in the marketplace, workforce capabilities, changing political, business or regulatory conditions, and technology advancements.

In addition, we have significant capital investment programs planned for the next five years that are key to our strategic business plan, such as: our Lange II project; the acquisition of a battery storage facility as part of our Colorado Clean Energy Plan; large-scale investments to upgrade existing utility infrastructure; support of customer and community growth needs; and compliance with safety requirements. The successful execution of our capital investment program depends on, or could be affected by, a variety of factors that include, but are not limited to: access to capital markets on reasonable terms to fund projects, weather conditions, effective management of projects, availability of qualified construction personnel including contractors, changes in commodity prices, impacts of supply chain disruptions on availability and cost of materials, governmental approvals and permitting, regulatory cost recovery, and return on invested capital. Our capacity requirements and applicable reserve margins are a critical component to serving our customers. Delays in construction, increasing reserve margins, and growing demand put additional pressures on meeting resource adequacy requirements. An inability to successfully adapt to changing conditions and execute our strategic plan, including our capital investment program, could materially affect our financial operating results including earnings, cash flow, and liquidity.

REGULATORY, LEGISLATIVE, AND LEGAL RISKS

We may be subject to unfavorable or untimely federal and state regulatory outcomes.

Our regulated Utilities are subject to cost-of-service/rate-of-return regulation and earnings oversight from federal and eight state utility commissions. This regulatory treatment does not provide any assurance as to achievement of desired earnings levels. Our customer rates are regulated based on an analysis of our costs and investments, as reviewed and approved in regulatory proceedings. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that our various regulatory authorities will judge all of our costs to have been prudently incurred or that the regulatory process in which rates are determined will result in full or timely recovery of our costs with a reasonable return on invested capital. In addition, adverse rate decisions, including rate moratoriums, rate refunds, limits on rate increases, lower allowed returns on investments or rate reductions, could be influenced by competitive, economic, political, legislative, public perception, affordability concerns and regulatory pressures and adversely impact earnings, cash flow, and liquidity.

Each of our Utilities are permitted to recover certain costs (such as increased fuel and purchased power costs, including costs from certain severe weather events, or integrity capital investments) outside of a base rate review in order to stabilize customer rates and reduce regulatory lag. If regulators decide to discontinue these tariff-based recovery mechanisms, it could negatively impact earnings, cash flow and liquidity.

Municipal governments may seek to limit or deny our franchise privileges.

Municipal governments within our utility service territories possess the power of condemnation and could establish a municipal utility within a portion of our current service territories by limiting or denying franchise privileges for our operations and exercising powers of condemnation over all or part of our utility assets within municipal boundaries. We regularly engage in negotiations on renewals of franchise agreements with our municipal governments. We have from time to time faced challenges or ballot initiatives on franchise renewals. Although condemnation is a process that is subject to constitutional protections requiring just and fair compensation, as with any judicial procedure, the outcome is uncertain. If a municipality sought to pursue this course of action, we cannot assure that we would secure adequate recovery of any litigation costs or our investment in assets subject to condemnation. We also cannot quantify the impact that such action would have on the remainder of our business operations.

Costs could significantly increase to achieve or maintain compliance with existing or future environmental laws, regulations or requirements including those associated with climate change.

Our business segments are subject to numerous environmental laws and regulations affecting many aspects of present and future operations, including air emissions (i.e., SO_2, NO_x, volatile organic compounds, particulate matter, and GHG), water quality, wastewater discharges, solid waste, and hazardous waste.

These laws and regulations may result in increased capital, operating, and other costs. These laws and regulations generally require the business segments to obtain and comply with a wide variety of environmental licenses, permits, inspections, and other government approvals. Compliance with environmental laws and regulations may require significant expenditures, including expenditures for cleanup costs and damages arising from contaminated properties. Failure or inability to comply with evolving environmental regulations may result in the imposition of fines, penalties, and injunctive measures affecting operating assets.

Our business segments may not be successful in recovering increased capital and operating costs incurred to comply with new environmental regulations through existing regulatory rate structures and contracts with customers. More stringent environmental laws or regulations could result in additional capital investments and costs of operation for existing facilities or impede the development of new facilities.

Substantial changes in federal climate and emissions policies may create long-term uncertainty in our resource planning and capital investment decisions. At the local or state level, such as in Colorado, new or more stringent regulations could require us to incur significant additional costs relating to the acceleration of capital expenditures, the purchase of additional emissions allowances or offsets, the acquisition or development of additional energy supply from renewable resources and potential decreased production from our combined cycle natural gas-fired generating units. Additional rules and regulations associated with electrification initiatives could negatively impact demand for natural gas and limit our capital investments in natural gas assets. These actions could also result in increased operating costs which could adversely impact customers and our financial operating results including earnings, cash flow and liquidity. We cannot definitively estimate the effect of climate and emissions legislation or regulation on our earnings, cash flow and liquidity.

Legislative and regulatory requirements may result in compliance penalties.

Business activities in the energy sector are heavily regulated, primarily by agencies of the federal government. Many agencies employ mandatory civil penalty structures for regulatory violations. The FERC, NERC, PHMSA, CFTC, EPA, OSHA, SEC, TSA, and MSHA may impose significant civil and criminal penalties to enforce compliance requirements relative to our business, which could have a material adverse effect on our financial operating results including earnings, cash flow, and liquidity.

Changes in Federal income tax policy or our inability to use or generate tax credits may adversely affect our financial condition, results of operations, and cash flows, as well as our credit ratings.

We are subject to taxation by the various taxing authorities at the federal, state and local levels where we operate. Sweeping legislation or regulation could be enacted by any of these governmental authorities which may affect our tax burden. Changes may include numerous provisions that affect businesses, including changes to corporate tax rates, business-related exclusions, transferability of tax credits, and deductions and credits. The outcome of regulatory proceedings regarding the extent to which a change in corporate tax rate will affect our utility customers and the time period over which that change will occur could significantly impact future earnings and cash flows. Separately, a challenge by a taxing authority, changes in taxing authorities' administrative interpretations, decisions, policies, and positions, our ability to utilize tax benefits such as carryforwards or tax credits, or a deviation from other tax-related assumptions may cause actual financial results to deviate from previous estimates.

We have reduced our consolidated federal and state income tax liabilities in prior years through tax credits, net operating losses, and charitable contribution deductions. A reduction in or disallowance of these tax benefits could adversely affect our earnings and cash flows. We have not fully used these allowed tax benefits in our previous tax filings and have carried them forward to use against future taxable income. Our inability to generate sufficient taxable income in the future to fully use these tax carryforwards before they expire, or to transfer future tax credits as discussed below, could significantly affect our tax obligations and financial results.

Our Electric Utilities and non-regulated power generation entities own and operate renewable energy generating facilities. These facilities produce PTCs and ITCs used to reduce our federal tax obligations. The amount of tax credits we earn depends on the date the qualifying generating facilities are placed in service and various operating and economic factors, including facility generation, transmission constraints, unfavorable trends in pricing for wind or solar energy, adverse weather conditions, the breakdown or failure of equipment, and the applicable tax credit rate. These factors could significantly reduce the PTCs produced by our wind farms, resulting in increased federal income tax expense. The IRA of 2022 allows for the sale or transfer of renewable tax credits to other taxpayers. The OBBBA, enacted in July 2025, does not repeal tax credit transferability provisions enacted under the IRA and continues to permit the execution of our transferability agreements as originally agreed upon, but restricts credit transfers to prohibited foreign entities. We have sold and plan to continue to sell tax credits if market conditions are favorable. Our inability to generate, transfer, or sell these credits could have a material impact on our financial condition, results of operations and cash flows.

OPERATING RISKS

Cybersecurity incidents, terrorism, or other malicious acts targeting our key technology systems could disrupt our operations, lead to a loss or misuse of confidential and proprietary information, or cause reputational or other harm.

To effectively operate our business, we rely upon a sophisticated electronic control system, information and operation technology systems and network infrastructure to generate, distribute and deliver energy, and collect and retain sensitive information including personal information about our customers and employees. Cybersecurity incidents, terrorism, or other malicious acts targeting electronic control systems could result in a full or partial disruption of our electric and/or natural gas operations. Attacks targeting other key technology systems, including our third-party vendors' information systems, could further add to a full or partial disruption of our operations. The utility industry has been the target of several cyberattacks on operational systems and has seen an increased volume and sophistication of cybersecurity incidents from international activist organizations, other nation state actors and individuals. Additionally, artificial intelligence, including generative artificial intelligence, may be used to facilitate or perpetrate these cybersecurity threats, and our use of generative artificial intelligence (and use by our vendors and agents) may subject us to data privacy, legal, and security risks. Any disruption of our electric and/or natural gas operations could result in a loss of service to customers and associated revenues, as well as significant expense to repair damages and remedy security breaches. In addition, any theft, loss, and/or fraudulent use of customer, shareowner, employee, or proprietary data could subject us to significant litigation, liability, and costs, as well as adversely impact our reputation with customers and regulators, among others. We maintain cyber risk insurance to mitigate a portion, but not all, of these risks and losses.

As discussed in Item 1C in this Annual Report on Form 10-K, we have instituted security measures and safeguards to protect our operational systems and information technology assets against cybersecurity threats, including certain safeguards required by NERC. Despite our implementation of security measures and safeguards, all of our technology systems may still be vulnerable to disability, failures, or unauthorized access.

In recent years, the TSA issued security directives that included several new cybersecurity requirements for critical pipeline owners and operators. Such directives or other requirements may require expenditure of significant additional resources to respond to cybersecurity incidents, to continue to modify or enhance protective measures, or to assess, investigate and remediate any critical infrastructure security vulnerabilities. Increased costs and the operational impacts of compliance and changes in cybersecurity requirements, including any failure to comply with government regulations or any failure in our cybersecurity protective measures may result in enforcement actions, all of which may have a material adverse effect on our business and our financial operating results including earnings, cash flow, and liquidity. In addition, there is no certainty that costs incurred related to securing against threats will be recovered through rates.

Liability from fires could have a negative impact on our operations or financial performance, and our protocols may not prevent such liability.

Environmental factors including precipitation, temperature, humidity and wind speeds have the potential to increase the likelihood and impact of a wildfire event. We invest resources on initiatives designed to mitigate wildfire risks and also established our Emergency PSPS program in 2025. Recent legislation by the states of Wyoming and Montana provide material liability protections for a utility that complies with its commission-approved wildfire mitigation plan. However, the potential for a wildfire event exists even when effective mitigation procedures are followed. Despite our wildfire mitigation initiatives, we could ignite a wildfire, which could spread and cause damages and would subject us to significant liability. Other potential risks associated with wildfires include the inability to secure sufficient insurance coverage, uninsured losses or losses in excess of current insurance coverage, increased costs of insurance, damage to our reputation, regulatory recovery risk, litigation risk, the potential for a credit downgrade or the inability to access capital markets on reasonable terms.

Failure to attract and retain an appropriately qualified and engaged workforce could have a negative impact on our operations and long-term business strategy.

Recent trends, such as a competitive and tight labor market and declines in employee engagement may lead to higher costs and increased risk of negative outcomes for safety, compliance, customer service, and operations. If we are unable to successfully attract and retain an appropriately qualified workforce and maintain high levels of employee engagement, and maintain satisfactory collective bargaining agreements, safety, service reliability, customer satisfaction, and our results of operations could be adversely affected. As part of our strategic business plans, we will need to attract and retain personnel who are qualified and engaged to implement our strategy and may need to retrain or re-skill certain employees to support our long-term objectives.

Our businesses have collective bargaining agreements with labor unions and approximately 25% of our employees are represented by unions. Failure to renew or renegotiate these contracts could lead to labor disruptions, including strikes or boycotts.

Supply chain challenges could negatively impact our operations.

We rely on various suppliers in our supply chain for the materials necessary to execute on our capital investment program that is key to our strategic business plans and to respond to a significant unplanned event such as a natural disaster. Our largest customers also rely on our supply chain and delays in critical materials could impact their ability to operate and grow as planned. Our supply chain, material costs, and capital investment program may be negatively impacted by:

- Unanticipated price increases due to recent macroeconomic factors, such as imposition of tariffs, inflation, including wage inflation, or rising demand for key materials such as transformers, generation units and equipment to meet the rapid pace of expansion with prospective and existing data center customers; and

- Supply restrictions beyond our control or the control of our suppliers such as disruption of the freight system (e.g. labor union strikes, disruptions of trade routes), new or increased tariffs or quotas, increased environmental threats from weather-related disasters, rising demand for key materials, and/or geopolitical unrest.

An inability to successfully manage challenges in our supply chain network could materially affect our ability to execute our business plan and growth strategy and our financial operating results including earnings, cash flow, and liquidity.

Our financial performance depends on the successful operation of electric generating facilities, electric and natural gas transmission and distribution systems, natural gas storage facilities and a coal mine.

The risks associated with managing these operations include the following:

- Operating hazards. Operating hazards such as leaks, mechanical problems and accidents, including fires or explosions, could impact employee and public safety, reliability, and customer confidence;

- Inherent dangers. Electricity and natural gas can be dangerous to employees and the general public. Failures of or contact with power lines, natural gas pipelines, or service facilities and equipment may result in fires (discussed above), explosions, property damage, and personal injuries, including death. While we maintain liability and property insurance coverage, such policies are subject to certain limits and deductibles. The occurrence of any of these events may not be fully covered by our insurance;

- Weather, natural conditions, and disasters including impacts from climate change (discussed below);

- Acts of sabotage, terrorism, or other malicious physical attacks. Damage to our facilities due to deliberate acts could lead to outages or other adverse effects;

- Equipment and processes. Breakdown or failure of equipment or processes, unavailability, or increased cost of equipment, and performance below expected levels of output or efficiency;

- Disrupted transmission and distribution. We depend on transmission and distribution facilities, including those operated by unaffiliated parties, to deliver the electricity and natural gas that we sell to our retail and wholesale customers. If transmission is interrupted physically, mechanically or with cyber means, our ability to sell or deliver utility services and satisfy our contractual obligations may be hindered;

- Natural gas supply for generation and distribution. Our regulated Utilities and non-regulated entities purchase natural gas from a number of suppliers for our generating facilities and for distribution to our customers. Our operations could be negatively impacted by the lack of availability and cost of natural gas, and disruptions in the delivery of natural gas due to various factors, including but not limited to, transportation delays, labor relations, weather, sabotage, cyber-attacks, and environmental regulations;

- Replacement power. We may incur increased cost of supplying or securing replacement power during scheduled and unscheduled outages of generation facilities;

- Governmental permits. The inability to obtain required governmental permits and approvals along with the cost of complying with or satisfying conditions imposed upon such approvals could negatively impact our ability to operate;

- Operational limitations. Operational limitations imposed by environmental and other regulatory requirements and contractual agreements, including those that restrict the timing of generation plant scheduled outages;

- Increased costs. Increased capital and operating costs to comply with increasingly stringent laws and regulations, unexpected engineering, environmental and geological problems, and unanticipated cost overruns;

- Supply chain challenges (discussed above);

- Workforce capabilities and labor relations (discussed above); and

- Public opposition. Opposition by members of public or special-interest groups could negatively impact our ability to operate our businesses.

Any of these risks described above could damage our reputation and public confidence. These risks could also cause us to be unable to deliver energy and/or operate below expected capacity levels, which in turn could reduce revenues or cause us to incur higher operating and maintenance costs and penalties. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance and our rights under contracts, warranties or performance guarantees may not be timely or adequate to cover lost revenues, increased expenses, liability, or liquidated damage payments.

The nature of our business subjects us to climate-related risk, stemming from both physical risk and transition risk of climate change, over varying time horizons.

Physical risks of climate change refer to risks to our facilities or operations that may result from changes in the physical climate, such as changes to temperature and weather patterns. Our utility businesses are seasonal businesses and weather conditions and patterns can have a material impact on our operating results. To the extent weather conditions are affected by climate change, fluctuations in commodity prices and customers' energy usage could be magnified. Climate change may lead to increased intensity and frequency of storms, resulting in increased likelihood of wildfires, wind, and extreme temperature events. Severe weather events, such as snow and ice storms (e.g., Winter Storm Uri), wildfires, and strong winds could impact our operations, including our ability to provide energy safely, reliably, and profitably and our ability to complete construction, expansion, or refurbishment of facilities as planned. Climate change may intensify these events or increase the frequency of their occurrence. Over time, we may need to make additional investments to protect our facilities from physical risks of climate change.

Transition risks of climate change include changes to the energy systems as a result of new technologies, changing customer demand, and/or expectations and voluntary GHG reduction goals, as well as local, state, or federal regulatory requirements (discussed above). Policies such as a carbon or methane tax could increase costs associated with fossil fuel usage, resulting in higher operating costs including costs of energy generation, construction, and transportation. Risks of the transition to a low-carbon economy could result in shrinking customer demand for fossil fuel-based energy sources. This could come from increased use of behind the meter technology, such as residential solar and storage. Risk of investor pressure over climate risk and/or sustainability standards, activist campaigns against coal producers, employee preferences to work for companies with certain sustainability goals, and consumers preference for renewable energy could impact our reputation, ability to attract and retain an appropriately trained workforce, and overall access to capital and/or adequate insurance policies.

Our operations are subject to various conditions that can result in fluctuations in customer usage, including customer growth and general economic conditions in our service territories, weather conditions, and responses to price increases and technological improvements.

Demand for electricity and natural gas can vary greatly based upon the following:

- *Fluctuations in customer growth and general economic conditions in our service territories.* Customer growth and energy use can be negatively impacted by population declines or the loss of large-load industrial customers (including data center facilities) as well as adverse economic factors in our service territories, including recession, inflation, workforce reductions, stagnant wage growth, changing levels of support from state and local government for economic development, business closings, and reductions in the level of business investment. These risks could directly influence the demand for electricity and natural gas as well as the need for additional power generation and generating facilities. We could also be exposed to greater risks of accounts receivable write-offs if customers are unable to pay their bills;

- *Weather conditions.* Our Utilities are seasonal businesses and weather conditions and patterns can have a material impact on our operating performance. Demand for electricity is typically greater in the summer and winter months associated with cooling and heating, respectively. Demand for natural gas depends heavily upon winter-weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, our Utilities have historically generated lower revenues, income and cash flows when weather conditions are cooler than normal in the summer and warmer than normal in the winter. Demand for natural gas is also impacted by summer weather patterns that are cooler than normal and provide higher than normal precipitation; both of which can reduce natural gas demand for irrigation; and

- *Our customers' focus on energy conservation which may be assisted by emerging technologies.* Customer growth and usage may be impacted by the voluntary reduction in consumption of electricity and natural gas by our customers in response to increases in prices and affordability concerns, energy efficiency programs, electrification initiatives that could negatively impact the demand for natural gas, economic conditions (i.e., inflation, recession) impacting customers' disposable income and the use of distributed generation resources or other emerging technologies. Continued technological improvements may make customer and third-party distributed generation and energy storage systems, including fuel cells, micro-turbines, wind turbines, solar cells, and batteries, more cost effective and feasible for our customers. If more customers utilize their own generation, demand for energy from us could decline. Such developments could affect the price and/or delivery of energy, require further improvements to our distribution systems to address changing load demands and could make portions of our electric system's power supply and transmission and/or distribution facilities obsolete prior to the end of their useful lives.

As part of our planning process, we estimate the fluctuations in customer growth and general economic conditions, weather, and customer energy conservation efforts, but risks still remain. The rapid growth of data centers may make it more difficult to accurately forecast load demand or to recover additional costs. Any of these matters, as well as any regulatory delay in adjusting rates as a result of reduced customer usage from effective conservation measures or the adoption of new technologies, could adversely impact our results of operations and financial condition. In addition, elimination or reduced financial support of programs that provide energy assistance to our customers, could impact the demand for energy.

Each of these factors described above could materially affect demand for electricity and natural gas which would impact our financial operating results including earnings, cash flow and liquidity.

If macroeconomic or other conditions adversely affect operations or require us to make changes to our strategic business plan, we may be forced to record a non-cash goodwill impairment charge.

We had approximately $1.3 billion of goodwill on our consolidated balance sheets as of December 31, 2025. If we make changes in our strategic business plan and growth strategy, or if macroeconomic or other conditions adversely affect operations in any of our businesses, we may be required to record a non-cash impairment charge. Goodwill is tested for impairment annually or whenever events or changes in circumstances indicate impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period the determination is made. The testing of goodwill for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including: future business operating performance, changes in macroeconomic conditions including recession, inflation, and interest rates, changes in our regulatory environment, industry-specific market conditions, changes in business operations, changes in competition, or changes in technologies. Any changes in key assumptions, or actual performance compared with key assumptions, about our business and its future prospects could affect the fair value of either or both of our operating segments, which may result in an impairment charge. See additional information in "Critical Accounting Estimates" under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

FINANCIAL RISKS

A sub-investment grade credit rating could impact our ability to access capital markets.

Our senior unsecured debt rating is Baa2 (Stable outlook) by Moody's and BBB+ (Stable outlook) by S&P. Reduction of our investment grade credit ratings could impair our ability to refinance or repay our existing debt and complete new financings on reasonable terms. A credit rating downgrade, particularly to sub-investment grade, could also result in counterparties requiring us to post additional collateral under existing or new contracts. In addition, a ratings downgrade would increase our interest expense under some of our existing debt obligations, including borrowings under our credit facilities, potentially significantly increasing our cost of capital and other associated operating costs which may not be recoverable through existing regulatory rate structures and contracts with customers.

We may be unable to obtain financing on reasonable terms needed to refinance debt, fund planned capital expenditures or otherwise execute our operating strategy.

Our ability to execute our operating strategy is highly dependent upon our access to capital. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, pay dividends and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our ability to access capital markets and the costs and terms of available financing depend on many factors, including changes in our credit ratings, general macroeconomic conditions which may drive changes in interest rates and cause volatility in our stock price, changes in the federal or state regulatory environment affecting energy companies, and volatility in commodity prices.

In addition, because we are a holding company and our utility assets are owned by our subsidiaries, if we are unable to adequately access the credit markets, we could be required to take additional measures designed to ensure that our utility subsidiaries are adequately capitalized to provide safe and reliable service. Possible additional measures would be evaluated in the context of then-prevailing market conditions, prudent financial management, and any applicable regulatory requirements.

We may be unable to obtain insurance coverage, and the coverage we currently have may not apply or may be insufficient to cover a significant loss.

In recent years, securing adequate insurance coverage has become more difficult and the cost of insurance has increased substantially. Our ability to obtain insurance, as well as the cost of such insurance, could be impacted by developments affecting the insurance industry and the financial condition of insurers. Additionally, insurance providers could deny coverage or decline to extend coverage under the same or similar terms that are presently available to us. Through our captive insurance cell, we take certain insurance risk on our businesses including certain transmission and employment practice liabilities. A loss for which we are not adequately insured could materially affect our financial results. The coverage we currently have in place may not apply to a particular loss, or it may not be sufficient to cover all liabilities to which we may be subject, including liability and losses associated with wildfires, natural gas and storage field explosions, cyber-security breaches, environmental hazards, and natural disasters. Further, the proceeds of any such insurance may not be received in a timely manner.

Costs associated with our healthcare plans and other benefits could increase significantly.

The costs of providing healthcare benefits to our employees and retirees have increased significantly in recent years. We believe that our employee benefit costs, including costs related to healthcare plans for our employees and former employees, will continue to rise. Significant regulatory developments have required, and likely will continue to require, changes to our current employee benefit plans and supporting administrative processes. Our electric and natural gas utility rates are regulated on a state-by-state basis by the relevant state regulatory authorities based on an analysis of our costs, as reviewed and approved in a regulatory proceeding. Within our utility rates, we have generally recovered the cost of providing employee benefits. As employee benefit costs continue to rise, however, there is no assurance that the utility commissions will allow recovery of these increased costs. Rising employee benefit costs, or inadequate recovery of such costs, may adversely affect our financial operating results including earnings, cash flow, and liquidity.

We have a holding company corporate structure with multiple subsidiaries. Corporate dividends and debt payments are dependent upon cash distributions to the holding company from the subsidiaries.

As a holding company, our investments in our subsidiaries are our primary assets. Our operating cash flow and ability to service our indebtedness depend on the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends or advances. Our subsidiaries are separate legal entities that have no obligation to make any funds available for that purpose, whether by dividends or otherwise. In addition, each subsidiary's ability to pay dividends to us depends on any applicable contractual or regulatory restrictions that may include requirements to maintain minimum levels of cash, working capital, equity, or debt service funds.

There is no assurance as to the amount, if any, of future dividends to the holding company because these subsidiaries depend on future earnings, capital requirements, and financial conditions to fund such dividends. See "Liquidity and Capital Resources" within Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and Note 8 of the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for further information regarding these restrictions and their impact on our liquidity.

Market performance or changes in key valuation assumptions could require us to make significant unplanned contributions to our pension plan and other retiree benefit plans.

Assumptions related to interest rates, expected return on investments, mortality, and other key actuarial assumptions have a significant impact on our funding requirements and the expense recognized related to our pension and other retiree benefit plans. An adverse change to key assumptions associated with our defined benefit retirement plans may require significant, unplanned contributions to the plans which could adversely affect our financial operating results including earnings, cash flow, and liquidity. See Note 13 of the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for further information

Our use of derivative financial instruments as hedges against commodity prices and financial market risks could result in material financial losses.

We use various financial and physical derivatives, including futures, forwards, options, and swaps to manage commodity price and interest rate risks. The timing of the recognition of gains or losses on these economic hedges in accordance with GAAP may not consistently match up with the gains or losses on the commodities being hedged. For Black Hills Energy Services under the Choice Gas Program, and in certain instances within our regulated Utilities where unrealized and realized gains and losses from derivative instruments are not approved for regulatory accounting treatment, fluctuating commodity prices may cause fluctuations in reported financial results due to mark-to-market accounting treatment.

To the extent that we hedge our commodity price and interest rate exposures, we forgo the benefits we would otherwise experience if commodity prices or interest rates were to change in our favor. In addition, even though they are closely monitored by management, our hedging activities can result in losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the hedge arrangement, the hedge is economically imperfect, commodity prices, or interest rates move unfavorably related to our physical or financial positions, or hedging policies and procedures are not followed.

Additionally, our exchange-traded futures contracts are subject to futures margin posting requirements. To the extent we are unable to meet these requirements, this could have a significant impact on our business by reducing our ability to execute derivative transactions to reduce commodity price uncertainty and to protect cash flows. Requirements to post collateral may cause significant liquidity issues by reducing our ability to use cash for investment or other corporate purposes or may require us to increase our level of debt. Further, a requirement for our counterparties to post collateral could result in additional costs being passed on to us, thereby decreasing our profitability.

RISKS RELATED TO MERGER WITH NORTHWESTERN

The ability of BHC and NorthWestern to complete the Merger is subject to various closing conditions, including the receipt of approval of BHC and NorthWestern shareholders and the receipt of consents and approvals from various governmental authorities, which may impose conditions that could adversely affect BHC or NorthWestern or cause the Merger to be abandoned. Failure to complete the Merger, or significant delays in completing the Merger, could negatively affect the trading price of BHC common stock or other securities and the future business and financial results of BHC.

To complete the Merger, BHC and NorthWestern shareholders must vote to approve a number of proposals related to the Merger and the Merger Agreement. Further, the Merger is subject to the satisfaction or waiver of certain closing conditions, including, (1) the effectiveness of the registration statement on Form S-4 relating to the Merger (which registration statement was filed on January 30, 2026, and was declared effective on February 6, 2026); (2) subject to certain conditions, the receipt of certain regulatory approvals, including expiration or termination of the applicable waiting period under the HSR Act, and approval from the FERC and certain state regulatory commissions, in each case on such terms and conditions that would not result in a material adverse effect on the combined company; (3) the absence of any court order or regulatory injunction prohibiting completion of the Merger; (4) the authorization for listing of shares of BHC Common Stock to be issued in connection with the Merger on the NYSE or other mutually-agreed stock exchange; (5) subject to specified materiality standards, the accuracy of the representations and warranties of each party; (6) compliance by each party in all material respects with its covenants under the Merger Agreement; (7) the absence of a material adverse effect on each party; and (8) receipt by each party of an opinion relating to the anticipated tax-free treatment of the Merger. If the foregoing conditions are not satisfied or waived, one or both of BHC or NorthWestern would not be required to complete the Merger.

BHC and NorthWestern have not yet obtained shareholder approval or all of the regulatory consents and approvals required to complete the Merger. Governmental or regulatory agencies could seek to block or challenge the Merger or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the Merger. BHC and NorthWestern will be unable to complete the Merger until the waiting period under the HSR Act has expired or been terminated and the required governmental approvals have been received. Regulatory authorities may impose certain requirements or obligations as conditions for their approval. The Merger Agreement may require BHC and/or NorthWestern to accept conditions from these regulators that could adversely impact the combined company. If the required governmental approvals are not received, or they are not received on terms that satisfy the conditions set forth in the Merger Agreement, then neither BHC nor NorthWestern will be obligated to complete the Merger.

There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge.

Additionally, even after the statutory waiting period under the antitrust laws and even after completion of the Merger, governmental authorities could seek to block or challenge the Merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a private party could initiate an action under the antitrust laws challenging or seeking to enjoin the Merger, before or after they are completed. BHC or NorthWestern may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

The special meetings at which the BHC shareholders and the NorthWestern shareholders will vote on the transactions contemplated by the Merger Agreement may take place before all regulatory approvals have been obtained and, in cases where they have not been obtained, before the terms of any conditions to obtain such regulatory approvals that may be imposed are known. As a result, if shareholder approval of the transactions contemplated by the Merger Agreement is obtained at such meetings, BHC and NorthWestern may make decisions after the meetings to waive a condition or approve certain actions required to obtain the necessary approvals without seeking further shareholder approval. Such actions could have an adverse effect on the combined company.

If BHC and NorthWestern are unable to complete the Merger, or there is a significant delay in completing the Merger, BHC would be subject to a number of risks, including the following:

- BHC would not realize the anticipated benefits of the Merger, including, among other things, increased operating efficiencies and future cost savings;

- the attention of management of BHC may have been diverted to the Merger rather than to its own operations and the pursuit of other opportunities that could have been beneficial to BHC;

- the potential loss of key personnel during the pendency of the Merger as employees may experience uncertainty about their future roles with the combined company;

- BHC will have been subject to certain restrictions on the conduct of its business, which may prevent BHC from making certain acquisitions or dispositions or pursuing certain business opportunities while the Merger is pending;

- the trading price of BHC common stock or other securities may decline to the extent that the current market prices reflect a market assumption that the Merger will be completed; and

- the parties may be liable for damages to one another, or have to pay a termination fee, under the Merger Agreement.

BHC can provide no assurance that the various closing conditions will be satisfied and that the required governmental approvals and other approvals will be obtained, or that any required conditions will not materially adversely affect the combined company following the Merger. In addition, BHC can provide no assurance that these conditions will not result in the abandonment or delay of the Merger. The occurrence of these events individually or in combination could have a material adverse effect on BHC's results of operations and the trading price of BHC common stock or other securities.

The Merger Agreement contains provisions that limit BHC's ability to pursue alternatives to the Merger, could discourage a potential acquirer of BHC from making a favorable alternative transaction proposal and, in certain circumstances, could require BHC to pay a termination fee to NorthWestern.

Under the Merger Agreement, BHC and NorthWestern have agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. Additionally, the BHC board of directors and the NorthWestern board of directors are each required to recommend the approval of the applicable transaction-related proposals to its respective shareholders, subject to certain exceptions. Prior to the approval of the transaction-related proposals by their respective shareholders, the BHC board of directors or the NorthWestern board of directors may change its recommendation in response to an unsolicited proposal for an alternative transaction, if such board of directors determines in good faith after consultation with its outside legal counsel and financial advisor that the proposal constitutes or would reasonably be expected to lead to a "Superior NorthWestern Proposal" or "Superior BHC Proposal", as applicable (as such terms are defined in the Merger Agreement), and that failure to take such action would be inconsistent with their fiduciary duties under applicable law to the applicable company and its shareholders under applicable law, subject to complying with certain procedures set forth in the Merger Agreement. Prior to the approval of the transaction-related proposals by their respective shareholders, the BHC board of directors and the NorthWestern board of directors may also change its recommendation upon the occurrence of a "NorthWestern Intervening Event" or "BHC Intervening Event", as applicable (as such terms are defined in the Merger Agreement), and such board of directors determines in good faith after consultation with its outside legal counsel and financial advisor that failing to change its recommendation would be inconsistent with its fiduciary duties under applicable law, subject to complying with certain procedures set forth in the Merger Agreement. The Merger Agreement is subject to a "force-the-vote" provision, which means neither BHC nor NorthWestern would have an independent right to terminate the Merger Agreement to accept a superior proposal. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of BHC from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher market value than the market value proposed to be received or realized in the merger, or might result in a potential acquirer proposing to pay a lower price than it would otherwise have proposed to pay. As a result of these restrictions, BHC may not be able to enter into an agreement with respect to a more favorable alternative transaction, or may be able to do so only by incurring potentially significant liability to NorthWestern.

The Merger Agreement contains certain customary termination rights for each of BHC and NorthWestern; provided, that, either party would be required to pay to the other a termination fee equal to $100 million upon termination of the Merger Agreement in certain circumstances involving (i) a change in recommendation by such party's board of directors (including, in certain circumstances, the failure of such party to publicly reaffirm its recommendation upon request) or (ii) a party entering into a definitive agreement in respect of a competing transaction within twelve months of termination of the Merger Agreement in certain circumstances involving a potential competing acquisition proposal.

Members of the management and the boards of directors of BHC and NorthWestern have interests in the Merger that are different from, or in addition to, those of other shareholders and that could have influenced their decisions to support or approve the Merger.

In considering whether to approve the transactions contemplated by the Merger Agreement, BHC shareholders and NorthWestern shareholders should recognize that some of the members of management and the boards of directors of BHC and NorthWestern have interests in the Merger that differ from, or are in addition to, their interests as shareholders of BHC and shareholders of NorthWestern. These interests include (1) their designation as directors or executive officers of the combined company, (2) the fact that completion of the Merger will result in the acceleration of vesting of equity-based awards held by certain members of management and directors and (3) the fact that certain members of management have entered into change of control agreements with NorthWestern or BHC, as applicable, that will entitle them to cash payments and other benefits if the Merger is completed and their employment is terminated or if the executive terminates his or her employment with good reason as defined in the agreements.

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees of BHC and NorthWestern, which could adversely affect the future business and operations of the combined company following the Merger.

Each of BHC and NorthWestern depends on the experience and industry knowledge of its officers and other key employees to execute its business plans. The success of the combined company after the Merger will depend in part on its ability to retain key management personnel and other key employees. Current and prospective employees of BHC and NorthWestern may experience uncertainty about their roles within the combined company following the Merger or other concerns regarding the timing and completion of the Merger or the operations of the combined company following the Merger, any of which may have an adverse effect on the ability of BHC and NorthWestern to retain or attract key management and other key personnel. If BHC or NorthWestern is unable to retain personnel, including BHC's or NorthWestern's key management, who are critical to the future operations of the companies, BHC and NorthWestern could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key BHC and NorthWestern personnel could diminish the anticipated benefits of the Merger. No assurance can be given that the combined company, following the Merger, will be able to retain or attract key management personnel and other key employees of BHC and NorthWestern to the same extent that BHC and NorthWestern have previously been able to retain or attract their own employees.

The business relationships of BHC and NorthWestern may be subject to disruption due to uncertainty associated with the Merger, which could have a material effect on the business, financial condition, cash flows and results of operations of BHC or NorthWestern pending the combined company and following the Merger.

Parties with which BHC or NorthWestern do business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with BHC or NorthWestern following the Merger. BHC's and NorthWestern's business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture participants and other third parties with whom they do business may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than BHC or NorthWestern following the Merger. These disruptions could have a material and adverse effect on the business, financial condition, cash flows and results of operations, of BHC or NorthWestern, regardless of whether the Merger is completed, as well as a material and adverse effect on the combined company's ability to realize the expected cost savings and other benefits of the Merger. The risk, and adverse effects, of any disruption could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.

BHC is subject to risk of the Merger having an adverse impact on its credit rating, both while the Merger is pending and following completion of the Merger.

BHC cannot be assured that its credit ratings will not be lowered as a result of the Merger or for any other reason, including the failure to consummate the Merger. Any reduction in BHC's credit ratings, or the criteria used by rating agencies to determine such ratings, could adversely affect its ability to complete the Merger, its access to capital, its cost of capital and its other operating costs, and its ability to refinance or repay BHC's existing debt and complete new financings, which could have a material adverse effect on BHC's business, financial condition, results of operations or the trading price of its common stock or other securities.

The market prices of BHC common stock and other securities may be subject to fluctuation while the Merger is pending and after the Merger is completed.

The market price of BHC common stock and other securities may fluctuate significantly while the Merger is pending, or after it is completed, and any adverse developments related to the Merger or otherwise could result in holders of BHC common stock or other securities losing some or all of the value of their investment. In addition, if the stock market experiences significant price and volume fluctuations, such fluctuations could be exacerbated by the pendency of the Merger, which could adversely affect the market for, or liquidity of, BHC common stock or other securities, regardless of BHC's or the combined company's actual operating performance.

Because the Merger Agreement contemplates that BHC will issue shares of BHC common stock to NorthWestern's shareholders based upon a fixed exchange ratio, developments with respect to NorthWestern and its shares of common stock may affect BHC common stock irrespective of their relevance to standalone BHC and even though BHC may have no control over, or knowledge of, such developments. As a result, the market price of BHC common stock during the pendency of the Merger may not accurately reflect the value of BHC absent the Merger.

BHC is subject to contractual restrictions in the Merger Agreement that may hinder its operations while the Merger is pending. The corollary restrictions applicable to NorthWestern may not prevent NorthWestern from taking actions that are adverse to BHC or its shareholders.

The Merger Agreement includes certain customary restrictions with respect to the operation of BHC's and NorthWestern's respective businesses between the date of the Merger Agreement and the consummation of the Merger. These restrictions may prevent BHC from pursuing otherwise attractive business opportunities and making other changes to its business prior to completion of the Merger or termination of the Merger Agreement.

Despite these mutual restrictions, BHC and NorthWestern will continue to operate their businesses independently of one another during the pendency of the Merger. The restrictions in the Merger Agreement, which are subject to numerous exceptions, may not be adequate to prevent NorthWestern from taking actions that are adverse to BHC or its shareholders.

BHC will incur significant transaction and other costs in connection with the Merger.

BHC has incurred and expects to incur additional significant costs associated with the Merger, including transaction fees and costs of combining the operations of the two companies. Additional unanticipated costs also may be incurred in the integration of the businesses of BHC and NorthWestern. Any net benefit from any anticipated elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not be achieved in the near term or at all. Transaction costs could have a material adverse impact on the results of operations of BHC, and the failure to achieve the anticipated benefits and efficiencies from the Merger, or the incurrence of additional expenses, could have a material adverse impact on the results of operations of the combined company and its ability to pay dividends after closing. In turn, the current or future market value of BHC common stock or other securities could be adversely impacted.

The Merger may not be accretive to BHC's or NorthWestern's earnings and may cause dilution to BHC's or NorthWestern's earnings per share, which may negatively affect the current or future market price of BHC common stock or other securities.

Expectations that the Merger will be accretive to earnings per share on a standalone basis are based on preliminary estimates any of which may prove to be incorrect or may change materially. BHC and NorthWestern may encounter additional transaction and integration-related costs other than those they currently anticipate, may fail to realize all of the benefits anticipated in the Merger or may be subject to other factors that affect preliminary estimates or the ability of either company to realize operational efficiencies. Any of these factors could cause a decrease in BHC's and NorthWestern's earnings per share, or negatively affect the current or future market price of BHC common stock or other securities.

BHC and/or NorthWestern may be subject to litigation challenging the Merger while it is pending, and an unfavorable judgment or ruling in any such lawsuits could prevent or delay the consummation of the Merger and/or result in substantial costs.

Lawsuits in connection with the Merger while it is pending may be filed against BHC, NorthWestern, any parties to the Merger Agreement and/or their respective directors and officers, which could prevent or delay the consummation of the Merger and/or result in additional costs to us. The ultimate resolution of any such lawsuit cannot be predicted with certainty, and an adverse ruling in any such lawsuit may cause the Merger to be delayed or not to be completed and/or result in additional costs to BHC and NorthWestern, which could cause BHC and NorthWestern not to realize some or all of the anticipated benefits of the Merger. The defense or settlement of any lawsuit that remains unresolved at the time the Merger is consummated may adversely affect the combined company's business, financial condition, results of operations and cash flows. BHC cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from any such lawsuit.

RISKS RELATING TO THE COMBINED COMPANY FOLLOWING COMPLETION OF THE MERGER

Failure to successfully combine the businesses of BHC and NorthWestern in the expected time frame or at all may adversely affect the future results of the combined company, and, consequently, the value of the BHC common stock after the Merger.

The success of the Merger will depend, in part, on the ability of the combined company to realize in a timely fashion the anticipated benefits and efficiencies from combining the businesses of BHC and NorthWestern. The process of integration may reveal that benefits and efficiencies are less than anticipated and may result in additional expenses, all of which could reduce the anticipated benefits of the Merger.

Achieving the anticipated benefits of the Merger is subject to a number of uncertainties, including:

- whether U.S. federal and state public utility, antitrust and other regulatory authorities whose approval is required to complete the Merger impose conditions on the Merger, which may have an adverse effect on the combined company, including its ability to achieve the anticipated benefits of the Merger;

- the ability of the two companies to combine certain of their operations or take advantage of expected growth opportunities;

- general market and economic conditions;

- general competitive factors in the marketplace; and

- higher than expected costs required to achieve the anticipated benefits of the Merger.

Failure to achieve the anticipated benefits and efficiencies from the Merger, or the occurrence of additional expenses, could have a material adverse impact on the results of operations of the combined company and its ability to pay dividends after closing. In turn, the market value of the combined company's common stock could be adversely impacted.

BHC shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

It is currently anticipated that BHC shareholders and NorthWestern shareholders will hold approximately 56 percent and 44 percent, respectively, of the combined company's common stock then-issued and outstanding after the completion of the Merger. Consequently, BHC shareholders, as a group, will have reduced ownership and voting power in the combined company compared to their current ownership and voting power in BHC. As a result of the reduced ownership percentages, current BHC shareholders will have less influence on the management and policies of the combined company than they had with BHC. Further, provisions of the Merger Agreement will result in individuals designated by NorthWestern, and not previously subject to a vote of BHC shareholders, holding five out of eleven positions on the BHC board of directors and there will be changes to the BHC Management.

The market price of BHC common stock after the completion of the Merger may be affected by factors different from those that historically have affected or currently affect BHC common stock.

Upon completion of the Merger, NorthWestern shareholders who receive Merger consideration will become holders of BHC common stock, which will trade on the NYSE or other mutually-agreeable exchange under a new name and ticker to be announced. BHC's business differs from that of NorthWestern and certain adjustments may be made to the combined company as a result of the Merger. The financial position of the combined company after completion of the Merger may differ from BHC's financial position before the completion of the Merger, and the results of operations and/or cash flows of BHC after the completion of the Merger may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of BHC and NorthWestern, respectively. Accordingly, the market price of BHC common stock after the completion of the Merger may be affected by factors different from those currently affecting the market prices of BHC common stock and NorthWestern common stock, respectively, in the absence of the Merger. In addition, general fluctuations in stock markets could adversely affect the market for, or liquidity of, BHC common stock, regardless of the combined company's actual operating performance.

The failure to integrate the businesses and operations of BHC and NorthWestern successfully in the expected time frame may adversely affect the combined company's future results.

BHC and NorthWestern have operated and, until the completion of the Merger, will continue to operate independently. Following the completion of the Merger, their respective businesses may not be integrated successfully. It is possible that the integration process could result in the loss of key BHC employees or key NorthWestern employees; the loss of customers, service providers, vendors or other business counterparties, the disruption of either company's or both companies' ongoing businesses, inconsistencies in standards, controls, procedures and policies, potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with and following completion of the Merger; or higher-than-expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following challenges, among others, must be addressed in integrating the operations of BHC and NorthWestern in order to realize the anticipated benefits of the Merger:

- combining the companies' operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, diversified business;

- combining the businesses of BHC and NorthWestern in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the Merger;

- avoiding delays in connection with the completion of the Merger or the integration process;

- integrating personnel from the two companies and minimizing the loss of key employees;

- identifying and eliminating redundant functions and assets;

- harmonizing the companies' operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

- maintaining existing agreements with customers, service providers, vendors and other business counterparties and avoiding delays in entering into new agreements with prospective customers, service providers, vendors and other business counterparties;

- addressing possible differences in business backgrounds, corporate cultures and management philosophies;

- consolidating the companies' operating, administrative and information technology infrastructure and financial systems; and

- establishing the combined company's headquarters in Rapid City, South Dakota.

In addition, at times the attention of certain members of either company's or both companies' management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may be beneficial, which may disrupt each company's ongoing operations and the operations of the combined company. Furthermore, following the Merger, the board of directors and executive leadership of the combined company will consist of former directors from each of BHC and NorthWestern and former executive officers from each of BHC and NorthWestern, respectively. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

Each of BHC and NorthWestern may have liabilities that are not known to the other party.

Both BHC and NorthWestern may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. BHC and NorthWestern may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, the combined company may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in the combined company reporting losses. Even if BHC's and NorthWestern's respective due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its expectations. If any of these risks materialize, this could adversely affect the combined company's financial condition and results of operations and could contribute to negative market perceptions about, or price movements of, the combined company's common stock following the Merger.

Each of NorthWestern and BHC and their respective subsidiaries has substantial amounts of indebtedness. Consequently, the combined company will have substantial indebtedness following the Merger. As a result, the rating of the combined company's indebtedness could be downgraded, and it may be difficult for the combined company to pay or refinance its debts or take other actions, and the combined company may need to divert its cash flow from operations to debt service payments.

The combined company's debt service obligations could have an adverse impact on its earnings and cash flows for as long as the indebtedness is outstanding.

The combined company's indebtedness could also have important consequences for holders of BHC common stock. For example, it could:

- make it more difficult for the combined company to pay or refinance its debts as they become due during adverse economic and industry conditions because any decrease in revenues could cause the combined company to not have sufficient cash flows from operations to make its scheduled debt payments;

- require a substantial portion of the combined company's cash flows from operations to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes;

- result in a downgrade in the rating of the combined company's indebtedness, which could limit its ability to borrow additional funds or increase the interest rates applicable to its indebtedness;

- increase the risk of default on debt obligations of the combined company;

- limit the flexibility of the combined company in planning for or reacting to changes in its business and the industry in which it operates;

- increase the exposure of the combined company to a rise in interest rates, which would generate greater interest expense or the costs of obtaining applicable interest rate fluctuation hedges; or

- require that additional or more stringent terms, conditions or covenants be placed on BHC.

There can be no assurance that the combined company will be able to repay or refinance such borrowings and obligations. In addition, the Merger will result in NorthWestern becoming a wholly owned subsidiary of BHC. The combined company may decide to incur additional indebtedness at subsidiaries of BHC, which could have an effect on outstanding securities, including because such subsidiary indebtedness is "structurally senior" to the indebtedness of its parent company with respect to the assets of such subsidiary.

The combined company may fail to realize all of the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on BHC's ability to realize the anticipated benefits and cost savings from combining BHC's and NorthWestern's businesses and operational synergies. The anticipated benefits and cost savings of the Merger may not be realized fully or at all, may take longer to realize than expected, may not be realized or could have other adverse effects that BHC does not currently foresee. Some of the assumptions that BHC and NorthWestern have made, such as the achievement of the anticipated benefits related to the geographic, commodity and asset diversification and the expected size, scale, inventory and financial strength of the combined company, may not be realized. The integration process may, for each of BHC and NorthWestern, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. In addition, there could be potential unknown liabilities and unforeseen expenses associated with the Merger that could adversely impact the combined company.

The future results of the combined company following the Merger will suffer if the combined company does not effectively manage its expanded operations.

Following the Merger, the size, geographic footprint and complexity of the combined company will increase significantly compared to the business of each of BHC and NorthWestern. The combined company's future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and geographies and associated increased costs and complexity. The combined company may also face increased scrutiny from, and/or additional regulatory requirements of, governmental authorities as a result of the significant increase in the size, geographic footprint and complexity of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings or other benefits currently anticipated from the Merger.

There is no guarantee regarding dividends following the Merger.

Although each of BHC and NorthWestern has returned capital to its respective shareholders in the past, including through cash dividends on their respective shares of common stock, the board of directors of the combined company may determine not to declare dividends or use other means to return capital to its shareholders in the future or may reduce the amount, proportion or rate of capital returned to its shareholders through dividends or other means in the future. Decisions on whether, when, by what means and in what amounts to return capital to its shareholders will remain in the discretion of the board of directors of the combined company (as reconstituted following the Merger). Any dividend payment or share repurchase amounts will be determined by the board of directors of the combined company from time to time, and it is possible that the board of directors of the combined company may increase or decrease the amount of dividends paid or shares repurchased in the future, or determine not to declare dividends and/or repurchase shares in the future, at any time and for any reason. BHC expects that any such decisions will depend on the combined company's financial condition, results of operations, cash balances, cash requirements, future prospects, the outlook for commodity prices and other considerations that the board of directors of the combined company deems relevant, including, but not limited to:

- whether the combined company has enough discretionary cash flow to return capital to its shareholders due to its cash requirements, capital spending plans, cash flows or financial position;

- the combined company's desire to maintain or improve the credit ratings on its debt; and

- applicable restrictions under South Dakota law.

Shareholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

The combined company is expected to record a significant amount of goodwill as a result of the Merger, and such goodwill could become impaired in the future.

Accounting standards in the United States require that one party to the Merger be identified as the acquirer. In accordance with these standards, the Merger will be accounted for as an acquisition of NorthWestern's common stock by BHC and will follow the acquisition method of accounting for business combinations. NorthWestern assets and liabilities will be consolidated with those of BHC on the combined company's financial statements. The excess of the consideration transferred over the fair values of NorthWestern's assets and liabilities will be recorded as goodwill.

BHC will be required to assess goodwill for impairment at least annually. To the extent goodwill becomes impaired, BHC may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on BHC's future operating results and statements of financial position which may, in turn, have a material adverse effect on the trading price or liquidity of BHC securities.

BHC's ability to utilize its and/or NorthWestern's historic net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, NorthWestern had U.S. federal net operating loss carryforwards ("NOLs") of approximately $452.2 million, which do not expire. As of December 31, 2025, BHC had NOLs of approximately $380.1 million, which also do not expire. However, the NOLs of each of NorthWestern and BHC can only be used to offset 80% of U.S. federal taxable income. BHC's ability to utilize these NOLs and other tax attributes to reduce future taxable income following the closing of the Merger depends on many factors, including its future income, which cannot be assured, and which will be determined after the Merger on a consolidated basis with that of NorthWestern. It is possible that the amount of NOLs and other tax attributes that BHC is able to utilize in any tax period ending after the closing of the Merger may be less than the amount that BHC and NorthWestern together (or either of them separately) would have been able to use had the Merger not taken place.

Additionally, Section 382 of the Code ("Section 382") and Section 383 of the Code generally impose an annual limitation on the amount of NOLs and certain other tax attributes that may be used to offset taxable income when a corporation has undergone an "ownership change" (as determined under Section 382). An ownership change generally occurs if one or more shareholders (or groups of shareholders) who are each deemed to own at least 5% of such corporation's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs with respect to BHC and/or NorthWestern, utilization of BHC and/or NorthWestern's NOLs would be subject to an annual limitation under Section 382, generally determined by multiplying (1) the fair market value of its stock at the time of the ownership change by (2) the long-term tax-exempt rate published by the IRS for the month in which the ownership change occurs, subject to certain adjustments. Any unused annual limitation may be carried over to later years.

The completion of the Merger may cause BHC and/or NorthWestern to undergo an ownership change under Section 382, which would trigger a limitation (calculated as described above) on BHC's ability to utilize its and/or NorthWestern's historic NOLs and other tax attributes.

Future sales or issuances of BHC common stock could have a negative impact on the BHC common stock price.

Under the terms of the Merger Agreement, NorthWestern shareholders will receive a fixed exchange ratio of 0.98 shares of BHC common stock for each share of NorthWestern common stock they own at the close of the Merger. Based on the 61,422,945 shares of NorthWestern common stock outstanding as of January 26, 2026, Northwestern shareholders would receive approximately 60,194,486 shares of BHC common stock upon the closing of the Merger. The treatment of outstanding equity awards of each of BHC and NorthWestern will vary depending on the type of award, its terms and conditions, and determinations made or to be made by each company or its board of directors, but additional shares, or cash in respect of share equivalents, would be issued to settle equity awards, and such shares are not reflected in the share totals included in the preceding sentence. The BHC common stock that NorthWestern shareholders will receive upon the exchange of NorthWestern common stock for the Merger consideration or in settlement of outstanding equity awards generally may be sold immediately in the public market. It is possible that some former NorthWestern shareholders may seek to sell some or all of the shares of BHC common stock they receive as Merger consideration, and the Merger Agreement contains no restriction on the ability of former NorthWestern shareholders to sell such shares of BHC common stock following completion of the Merger. Other BHC shareholders may also seek to sell shares of BHC common stock held by them following completion of the Merger. These sales or other dispositions of a significant number of shares of BHC common stock (or the perception that such sales or other dispositions may occur), coupled with the increase in the outstanding number of shares of BHC common stock as a result of the Merger (as well as any increase resulting from future issuances of BHC common stock), may affect the market for BHC common stock in an adverse manner and may cause the price of BHC common stock to fall.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

As a provider of essential utility services, our operations rely on complex information and operational technology systems that are increasingly targeted by sophisticated cyber adversaries, including nation-state actors, cyber-criminals, hacktivist organizations, and insiders. Recent incidents in the utility sector underscore the disruptive potential of cyberattacks on critical infrastructure, with adversaries leveraging emerging technologies such as artificial intelligence to exploit vulnerabilities and evade detection. To date, we have not experienced a cybersecurity incident that has had a material impact on our business or results of operations.

Risk Management and Strategy

Our enterprise risk management program, which incorporates cybersecurity risks that are identified through our dedicated cybersecurity risk management program, is designed to identify, report, and manage material risks and improvement opportunities, embedding risk management into business processes and decision-making at all levels. The enterprise risk management team works closely with our CSO and security governance and risk management team to evaluate and address material cybersecurity risks in alignment with our business strategy and operational needs.

Our cybersecurity risk management program is staffed by full-time cybersecurity professionals that utilizes a variety of tools and leverages industry-standard frameworks and assessments, including threat analysis and control self-assessments. Recognizing the risks associated with third-party providers, we conduct rigorous security assessments and benchmarking prior to engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. These assessments include vendor risk questionnaires, review of System and Organization Controls reports and continuous monitoring by our security governance and risk team.

We regularly engage assessors and auditors to validate the effectiveness of our controls and identify areas for improvement. Additionally, we utilize government and industry intelligence sources, and actively participate in peer groups and public-private partnerships to stay ahead of emerging threats. To strengthen our human defenses, we conduct ongoing cybersecurity training and monthly phishing simulations for all employees and contractors.

Our cybersecurity incident response plan includes procedures for identification, classification, communication, containment, eradication, recovery and communication of incidents. Escalation protocols ensure timely notification to senior management and our Board of Directors when materiality thresholds are met.

Governance

Our Board of Directors is responsible for the oversight of risks from cybersecurity threats. Our Chief Information and Transformation Officer provides our Board of Directors quarterly reports that summarize material cybersecurity threats and the countermeasures taken to mitigate the associated risks. These reports address a variety of topics including updates on strategic cyber initiatives, industry trends, threat vulnerability assessments, and efforts to prevent, detect, and respond to internal and external critical threats. From time to time, our Board of Directors also engages third-party consultants to provide further education about cybersecurity risks.

Our cybersecurity risk management program is led by our CSO, who has 35 years of experience in various roles involving managing information security of large-scale global security operations, including developing cybersecurity strategies and implementing effective information and cybersecurity programs. Our CSO maintains industry certifications, including an ISC2 Certified Information Systems Security Professional certification.

Through oversight of the cybersecurity risk management program, our CSO is continually informed about the status of the program, including the effectiveness of the process and controls to monitor, prevent, detect, mitigate, and remediate cybersecurity incidents. The CSO is also made aware of the latest developments in cybersecurity, including potential threats and innovative risk management techniques. The CSO, provides regular updates to the Chief Information and Transformation Officer and other members of our senior management team regarding all aspects related to cybersecurity risks and incidents.

ITEM 2.   PROPERTIES

See Item 1 for a description of our principal business properties.

In addition to the properties disclosed in the Item 1, we own or lease several facilities throughout our service territories including a corporate headquarters building and various office, service center, storage, shop, and warehouse space. Substantially all of the tangible utility properties of South Dakota Electric and Wyoming Electric are subject to liens securing first mortgage bonds issued by South Dakota Electric and Wyoming Electric, respectively.

ITEM 3.   LEGAL PROCEEDINGS

Information regarding our legal proceedings is incorporated herein by reference to the "Legal Proceedings" sub-caption within Item 8, Note 3, "Commitments, Contingencies and Guarantees", of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES

Information concerning mine safety violations or other regulatory matters required by Sections 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 95 of this Annual Report.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Linden R. Evans, age 63, has been President and Chief Executive Officer since 2019. He served as - President and Chief Operating Officer from 2016 to 2018, and President and Chief Operating Officer - Utilities from 2004 to 2015. Mr. Evans served as the Vice President and General Manager of our former communication subsidiary in 2003 and 2004, and Associate Counsel from 2001 to 2003. Mr. Evans has 24 years of experience with the Company. As previously disclosed, Mr. Evans will retire following consummation of the Merger.

Marne M. Jones, age 52, has been Senior Vice President Chief Utility Officer since 2025. She served as Senior Vice President Utilities from 2023 to 2025, Vice President Electric Utilities from 2021 to 2023, Vice President Regulatory and Finance from 2018 to 2021, and Vice President Regulatory from 2016 to 2018. Ms. Jones has a total of 24 years of experience with the Company and has advanced through roles of increasing responsibility in finance, accounting, corporate services, regulatory, and utility operations.

Darren Nakata, age 52, joined the Company as Senior Vice President and Chief Legal Officer, Corporate Secretary and Chief Compliance Officer in October 2025. For the prior two decades Mr. Nakata held various leadership roles at companies and law firms, including NW Natural, a publicly traded natural gas, water, wastewater and renewable energy company, Vestas, a publicly traded global wind energy company, and Cravath, Swaine & Moore, a global law firm. Prior to becoming an attorney, he was an engineering consultant for several years.

Kimberly F. Nooney, age 55, has been Senior Vice President and Chief Financial Officer since 2023. She served as Vice President – Treasurer from 2015 to 2023, and also served as the Corporate Controller from 2018 to 2022. Ms. Nooney has a total of 29 years of experience with the Company across numerous roles within accounting, internal audit, corporate development, accounting systems, treasury, and financial planning and analysis.

Don Redden, age 54, joined the Company as Senior Vice Present and Chief Information and Transformation Officer in July 2025. Prior to joining the Company, Mr. Redden had over 25 years of IT leadership experience, including Vice President of Information Technology at Otter Tail Corporation, a publicly traded utility and diversified operations company, and leadership roles at Crary Industries, Microsoft, and the City of Moorhead.

Sarah A. Wiltse, age 47, has been Senior Vice President and Chief Human Resources Officer since October 2024. Prior to joining the Company, she was Vice President of Human Resources for ACCO Brands, a publicly traded global consumer goods company, from 2021 to October 2024, Director and Vice President Human Resources for Compass Minerals from 2018 to 2021, and held various leadership roles at Union Pacific from 2004 to 2018.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange under the symbol BKH. As of January 31, 2026, we had 2,975 common shareholders of record and approximately 95,000 beneficial owners.

COMPARATIVE STOCK PERFORMANCE

The following performance graph compares the cumulative total stockholder return from BHC common stock, as compared with the S&P 500 Index, S&P 500 Utilities index, and our Performance Peer Group for the past five years. The graph assumes an initial investment of $100 on December 31, 2020, and assumes all dividends were reinvested. The stockholder return shown below for the five-year historical period may not be indicative of future performance. The information in this "Comparative Stock Performance" section shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934.



	As of December 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Black Hills Corporation	$ 100.00	$ 118.88	$ 122.53	$ 98.10	$ 111.34	$ 137.97
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
S&P 500 Utilities	100.00	117.67	119.51	111.05	137.07	159.06
Performance Peer Group [a]	100.00	117.12	118.47	108.16	128.82	143.83

(a)   Performance Peer Group represents the Edison Electric Institute Index, which was used in our 2025 Proxy Statement filed with the SEC on March 14, 2025.

DIVIDENDS

For information concerning dividends, our dividend policy and factors that may limit our ability to pay dividends, see "Liquidity and Capital Resources" under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K.

UNREGISTERED SECURITIES ISSUED

There were no unregistered securities sold during 2025.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See Item 12 in this Annual Report on Form 10-K for information regarding Securities Authorized for Issuance Under Equity Compensation Plans.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table contains monthly information about our acquisitions of equity securities for the three months ended December 31, 2025:

Period	Total Number of Shares Purchased [a]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2025 - October 31, 2025	1	$ 60.49	—	—
November 1, 2025 - November 30, 2025	4,373	$ 69.30	—	—
December 1, 2025 - December 31, 2025	1	$ 72.46	—	—
Total	4,375	$ 69.30	—	—

[a] Shares were acquired under the share withholding provisions of the Amended and Restated 2015 Omnibus Incentive Plan for payment of taxes associated with the vesting of various equity compensation plans.

ITEM 6.   (RESERVED)

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

We are a customer-focused energy solutions provider with a mission of *Improving Life with Energy* for 1.37 million customers and 800+ communities we serve. Our aspiration is to be the trusted energy partner across our growing eight-state footprint, including Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota, and Wyoming. Our strategy is centered on four priorities: *People & Culture*—build a team that wins together, *Operational Excellence*—relentlessly deliver on our commitment to serve our customers, *Transformation*—transform to a simple and connected company and *Growth*—grow to be a dominant long-term energy provider.

We conduct our business operations through two operating segments: Electric Utilities and Gas Utilities. Certain unallocated corporate expenses that support our operating segments are presented as Corporate and Other. We conduct our utility operations under the name Black Hills Energy predominantly in rural areas of the Rocky Mountains and Midwestern states. We consider ourselves a domestic electric and natural gas utility company.

We have provided energy and served customers for 142 years, since the 1883 gold rush days in Deadwood, South Dakota. Throughout our history, the common thread that unites the past to the present is our commitment to serve our customers and communities. By being responsive and service focused, we can help our customers and communities thrive while meeting rapidly changing customer expectations.

Recent Developments

Pending Merger with NorthWestern

On August 18, 2025, we entered into the Merger Agreement with NorthWestern and Merger Sub. See Note 17 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further discussion about the pending Merger.

One Big Beautiful Bill Act

See Note 15 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for discussion surrounding the OBBBA.

Trade Tariffs

Trade tariffs have been enacted over the last several months through presidential executive orders affecting products exported by several U.S. trading partners, and retaliatory tariffs have been imposed by some of these trading partners. While some tariffs scheduled to take effect were temporarily suspended, broad tariffs remain in effect with the possibility of additional tariffs being imposed. We are currently unable to predict the impact that recently imposed and possible future tariffs may have on our business. Trade tariffs have not had a material impact on our operations of financial performance to date. We are closely monitoring the impacts of trade tariffs and the potential effect they may have on our financial positions, results of operations, or cash flows.

Business Segment Recent Developments

Electric Utilities

- See Note 2 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for recent rate review activity for Colorado Electric.

- In December 2025, the Ready Wyoming project was fully completed and placed in service and now interconnects South Dakota Electric's and Wyoming Electric's transmission systems. Ready Wyoming was originally announced in November 2021 and construction commenced in late 2023. The project provides customers long-term price stability and greater flexibility as power markets develop in the western United States. This project is also expected to enable economic growth in Wyoming, expand access to renewable resources and facilitate additional renewable development across wind- and sun-rich resource areas.

- In 2025, Wyoming Electric continued to grow its large-load demand from existing data center customers, Microsoft and Meta, under its LPCS Tariff. In July 2024, Wyoming Electric announced it would partner with Meta to provide power for its AI data center. Meta's new AI data center plans to transition from construction power to permanent service later in the first quarter of 2026. We are also actively negotiating with prospective new data center customers that would further grow our load pipeline under Wyoming Electric's LPCS Tariff and also through strategic investments in new transmission and generation.

- In 2025, Wyoming Electric set multiple all-time and winter records for System Peak Demand. The most recent all-time peak of 379 MW was set on June 20, 2025 and the most recent winter peak of 375 MW was set on November 30, 2025. Prior to 2025, the previous all-time and winter peak was 314 MW set on January 11, 2024.

- On March 28, 2025, South Dakota Electric filed a CPCN with the WPSC for the Lange II project, which was approved in June 2025. The new facility began construction in the third quarter of 2025 and is anticipated to be in service in the fourth quarter of 2026. The addition of these resources will replace generation facilities planned for retirement and support updated planning reserve margin requirements.

- In 2025, Colorado Electric received CPUC approval for the addition of 250 MW of new renewable generation resources in support of its Clean Energy Plan, which included a 50-MW utility-owned battery storage project and a 200-MW solar PPA. On November 3, the CPUC approved the CPCN for the 50-MW battery storage project. During the first quarter of 2026, Colorado Electric expects to execute the 200-MW solar PPA.

- In 2024, we published our first formal WMP, which is an overview of our three-layered approach to manage wildfire risks driven by asset-based risk assessments that include asset programs, integrity programs and operational response. On June 30, 2025, we established our Emergency PSPS program across all three of our electric utilities to promote customer safety and mitigate wildfire risk. In establishing the Emergency PSPS program, we engaged with wildfire experts and key stakeholders including customers, community and local agencies, regulators and community leaders.

- On March 6, 2025, the state of Wyoming enacted comprehensive wildfire liability mitigation legislation (HB0192), effective July 1, 2025. The legislation provides material liability protections for a utility that complies with its commission-approved wildfire mitigation plan. In November 2025, we filed our WMP with the WPSC and anticipate approval in March 2026.

Gas Utilities

- See Note 2 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for recent rate review activity for Arkansas Gas, Iowa Gas, Kansas Gas, and Nebraska Gas.

Corporate and Other

- See Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for information regarding our corporate Revolving Credit Facility, October 2, 2025 debt offering and ATM program activity.

Results of Operations

Our discussion and analysis for the year ended December 31, 2025, compared to 2024, is included herein. For discussion and analysis for the year ended December 31, 2024, compared to 2023, please refer to Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 12, 2025.

All amounts are presented on a pre-tax basis unless otherwise indicated. Minor differences in amounts may result due to rounding.

Consolidated Summary and Overview

| | For the Years Ended December 31, | | | | |
	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
	(in millions, except per share amounts)				
Operating income (loss):					
Electric Utilities	$ 222.5	$ 233.0	$ (10.5)	$ 248.8	$ (15.8)
Gas Utilities	320.8	271.3	49.5	228.8	42.5
Corporate and Other [(a)]	(5.8)	(1.2)	(4.6)	(4.9)	3.7
Operating Income	537.5	503.1	34.4	472.7	30.4
Interest expense, net	(200.1)	(181.7)	(18.4)	(167.9)	(13.8)
Other income (expense), net	6.1	(1.4)	7.5	(3.2)	1.8
Income tax (expense)	(43.7)	(36.3)	(7.4)	(25.6)	(10.7)
Net income	299.8	283.7	16.1	276.0	7.7
Net income attributable to non-controlling interest	(8.2)	(10.6)	2.4	(13.8)	3.2
Net income available for common stock	$ 291.6	$ 273.1	$ 18.5	$ 262.2	$ 10.9
Weighted average common shares outstanding, Diluted	73.2	69.9	3.3	67.1	2.8
Total earnings per share of common stock, Diluted	$ 3.98	$ 3.91	$ 0.07	$ 3.91	$ (0.00)

_____
(a)   Includes inter-segment eliminations.

2025 Compared to 2024

- Electric Utilities' operating income decreased $10.5 million primarily due to higher operating expenses, unplanned generation outages, lower transmission services revenues and unfavorable weather partially offset by new rates and rider recovery;

- Gas Utilities' operating income increased $49.5 million primarily due to new rates and rider recovery driven by the Arkansas Gas, Iowa Gas, Kansas Gas, and Nebraska Gas rate reviews and favorable weather partially offset by unfavorable retail customer usage and higher operating expenses;

- Corporate and Other operating (loss) increased by $4.6 million primarily due to costs related to the pending Merger partially offset by a one-time favorable true-up from the consolidation of our Captive;

- Net interest expense increased $18.4 million due to higher interest rates on long-term debt, higher CP Program borrowings and lower interest income partially offset by higher AFUDC debt;

- Other income, net increased $7.5 million primarily due to higher AFUDC equity driven by construction work-in-progress balances and higher investment income from our Captive;

- Income tax (expense) increased $7.4 million primarily due to higher pre-tax income and a higher effective tax rate; and

- Net income attributable to non-controlling interest decreased $2.4 million due to lower net income from Black Hills Colorado IPP primarily driven by unplanned generation outages.

Segment Operating Results

Non-GAAP Financial Measure

The following discussion includes financial information prepared in accordance with GAAP and a "non-GAAP financial measure", Electric and Gas Utility margin. Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. We define Electric and Gas Utility margin as operating revenue less cost of fuel, purchased power and cost of natural gas sold. Electric and Gas Utility margin is a non-GAAP financial measure due to the exclusion of operation and maintenance expenses determined to be directly attributable to revenue-producing activities, depreciation and amortization expenses, and taxes other than income taxes from the measure.

We believe that Electric and Gas Utility margin provides a useful basis for evaluating our segment operating results since our Utilities have regulatory mechanisms that allow them to pass prudently incurred costs of energy through to the customer in current rates. As a result, management uses Electric and Gas Utility margin internally when assessing the financial performance of our operating segments as this measure excludes the majority of revenue fluctuations caused by changes in these costs of energy. Similarly, the presentation of Electric and Gas Utility margin is intended to supplement investors' understanding of operating performance.

Our Electric and Gas Utility margin measure may not be comparable to other companies' Electric and Gas Utility margin measures. The following table includes a reconciliation of Electric and Gas Utility margin to Gross margin, the most directly comparable GAAP measure:

	Electric Utilities			Gas Utilities		
	For the Years Ended December 31,					
	2025	2024	2023	2025	2024	2023
	(in millions)					
Revenue	$ 942.8	$ 876.1	$ 865.0	$ 1,382.8	$ 1,269.4	$ 1,484.2
Fuel, purchased power and cost of natural gas sold	(259.6)	(206.4)	(200.1)	(572.3)	(524.3)	(783.2)
Operations and maintenance [a]	(170.3)	(156.5)	(153.2)	(170.6)	(172.0)	(174.0)
Depreciation and amortization	(152.4)	(145.3)	(142.6)	(131.4)	(124.7)	(113.9)
Taxes other than income taxes	(37.1)	(38.8)	(37.3)	(30.3)	(28.4)	(29.6)
Gross margin (GAAP)	$ 323.4	$ 329.1	$ 331.8	478.2	420.0	383.5
Operations and maintenance [a]	170.3	156.5	153.2	170.6	172.0	174.0
Depreciation and amortization	152.4	145.3	142.6	131.4	124.7	113.9
Taxes other than income taxes	37.1	38.8	37.3	30.3	28.4	29.6
Electric and Gas Utility margin (non-GAAP)	$ 683.2	$ 669.7	$ 664.9	$ 810.5	$ 745.1	$ 701.0

(a) Operations and maintenance expenses which are deemed to be directly attributable to revenue-producing activities include plant operations and maintenance expenses at our electric generation facilities, operations and maintenance expenses at our WRDC coal mine, and electric and gas transmission and distribution expenses. These amounts are included in the table above to calculate gross margin in accordance with GAAP. These amounts excluded operations and maintenance expenses not directly attributable to revenue-producing activities of $100.9 million, $96.1 million, and $83.0 million for the years ended 2025, 2024, and 2023, respectively, for the Electric Utilities and $157.4 million, $148.7 million, and $154.7 million for the years ended 2025, 2024, and 2023, respectively, for the Gas Utilities.

Electric Utilities

Operating results for the years ended December 31 for the Electric Utilities were as follows:

	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
			(in millions)		
Total revenue	$ 942.8	$ 876.1	$ 66.7	$ 865.0	$ 11.1
Fuel and purchased power:	259.6	206.4	53.2	200.1	6.3
Electric Utility margin (non-GAAP)	683.2	669.7	13.5	664.9	4.8
Operations and maintenance	271.2	252.6	18.6	236.2	16.4
Depreciation and amortization	152.4	145.3	7.1	142.6	2.7
Taxes other than income taxes	37.1	38.8	(1.7)	37.3	1.5
	460.7	436.7	24.0	416.1	20.6
Operating income	$ 222.5	$ 233.0	$ (10.5)	$ 248.8	$ (15.8)

2025 Compared to 2024

- Electric Utility margin increased as a result of:

	(in millions)
New rates and rider recovery	$ 25.0
Retail customer growth and usage	1.9
Transmission services	(5.9)
Weather	(2.7)
Off-system excess energy sales	(1.8)
Other	(3.0)
	$ 13.5

- Operations and maintenance expense increased primarily due to $5.5 million of higher outside services expenses, $4.8 million of expenses related to unplanned generation outages, $3.7 million of higher employee costs and $1.5 million from higher insurance expense primarily driven by higher excess liability premiums. Other unfavorable variances, none of which were individually significant, comprised the remainder of the difference when compared to the same period in 2024.

- Depreciation and amortization increased primarily due to a higher asset base driven by capital expenditures.

- Taxes other than income taxes were comparable to 2024.

Operating Statistics

By Customer Class	Revenue			Quantities Sold		
	For the year ended December 31,			**For the year ended December 31,**		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
	(in millions)			(in GWh)		
Retail Revenue -						
Residential	$ 248.2 $	234.8 $	224.5	1,461.5	1,471.9	1,438.5
Commercial	279.4	263.6	254.5	2,068.1	2,091.4	2,074.4
Industrial [a]	201.0	168.9	157.3	2,615.4	2,169.8	2,094.8
Municipal	17.8	17.0	17.5	142.1	147.1	150.9
Other Retail	14.0	14.3	12.3	—	—	—
Subtotal Retail Revenue - Electric	760.4	698.6	666.1	6,287.1	5,880.2	5,758.6
Wholesale	21.7	26.8	34.2	483.0	589.4	699.7
Market - off-system sales	51.9	34.8	50.9	896.7	765.6	737.9
Transmission	45.2	52.2	47.1	—	—	—
Other [b]	63.6	63.7	66.7	—	—	—
Total Revenue and Quantities Sold	$ 942.8 $	876.1 $	865.0	7,666.8	7,235.2	7,196.2
Other Uses, Losses or Generation, net [c]				476.8	390.3	463.5
Total Energy				8,143.6	7,625.5	7,659.7

(a)   The increase in industrial revenues and quantities sold for 2025 compared to 2024 was primarily driven by Wyoming Electric LPCS Tariff and BCIS Tariff customers.

(b)   Primarily related to Integrated Generation, inter-segment rent, and non-regulated services to our retail customers under the Service Guard Comfort Plan and Tech Services.

(c)   Includes company uses and line losses.

By Business Unit	Revenue			Quantities Sold		
	For the year ended December 31,			**For the year ended December 31,**		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
	(in millions)			(in GWh)		
Colorado Electric	$ 287.3 $	276.9 $	285.7	2,218.1	2,392.7	2,397.2
South Dakota Electric	341.6	322.0	321.1	2,683.2	2,556.5	2,554.3
Wyoming Electric	270.0	234.3	212.2	2,676.8	2,190.1	2,124.1
Integrated Generation	43.9	42.9	46.0	88.7	95.9	120.6
Total Revenue and Quantities Sold	$ 942.8 $	876.1 $	865.0	7,666.8	7,235.2	7,196.2

Quantities Generated and Purchased by Fuel Type	For the year ended December 31,		
	2025	**2024**	**2023**
	(in GWh)		
Generated:			
Coal [a]	2,075.0	2,478.3	2,683.4
Natural Gas	2,389.4	2,239.1	2,021.4
Wind	602.9	660.2	678.5
Total Generated	5,067.3	5,377.6	5,383.3
Purchased:			
Coal, Natural Gas, Diesel Oil and Other Market Purchases	1,860.6	1,117.8	1,842.9
Wind and Solar	1,215.7	1,130.1	433.5
Total Purchased [b]	3,076.3	2,247.9	2,276.4
Total Generated and Purchased	8,143.6	7,625.5	7,659.7

(a)   The decrease in coal generation for 2025 compared to 2024 was primarily driven by unplanned outages at Wygen III.

(b)   The increase in total purchases for 2025 compared to 2024 was primarily driven by increased demand from Wyoming Electric LPCS Tariff and BCIS Tariff customers and unplanned outages at Wygen III as discussed in (a) above.

Quantities Generated and Purchased by Business Unit	For the year ended December 31,		
	2025	2024	2023
	(in GWh)		
Generated:			
Colorado Electric	742.4	865.0	653.9
South Dakota Electric	1,758.1	2,045.4	2,018.5
Wyoming Electric	891.7	866.5	908.3
Integrated Generation	1,675.1	1,600.7	1,802.5
Total Generated	5,067.3	5,377.6	5,383.2
Purchased:			
Colorado Electric	350.3	447.4	588.2
South Dakota Electric	1,034.0	590.7	604.6
Wyoming Electric	1,637.1	1,147.7	1,028.5
Integrated Generation	54.9	62.1	55.2
Total Purchased	3,076.3	2,247.9	2,276.5
Total Generated and Purchased	8,143.6	7,625.5	7,659.7

	For the year ended December 31,					
	2025		2024		2023	
Degree Days	Actual	Variance from Normal	Actual	Variance from Normal	Actual	Variance from Normal
Heating Degree Days:						
Colorado Electric	5,104	(1)%	4,926	(8)%	5,330	1%
South Dakota Electric	6,511	(7)%	6,311	(13)%	6,969	(4)%
Wyoming Electric	6,378	(5)%	6,272	(10)%	6,783	(1)%
Combined [a]	5,850	(4)%	5,676	(10)%	6,185	(1)%
Cooling Degree Days:						
Colorado Electric	1,016	(13)%	1,269	11%	1,046	(10)%
South Dakota Electric	778	18%	913	49%	497	(21)%
Wyoming Electric	337	(30)%	491	7%	329	(30)%
Combined [a]	796	(7)%	989	20%	713	(15)%

(a)   Degree days are calculated based on a weighted average of total customers by state.

Contracted generating facilities Availability [a] by fuel type	For the year ended December 31,		
	2025	2024	2023
Coal [b]	77.7%	89.8%	93.7%
Natural gas and diesel oil [b]	92.6%	92.9%	92.1%
Wind	82.5%	90.6%	92.5%
Total availability	86.9%	91.7%	92.6%
Wind Capacity Factor [a]	34.2%	36.7%	37.4%

(a)   Availability and Wind Capacity Factor are calculated using a weighted average based on capacity of our generating fleet.
(b)   2025 included unplanned outages at Wygen III, Pueblo Airport Generation #4-5 and Busch Ranch I and II. 2024 included unplanned outages at Wygen I and Pueblo Airport Generation #4-5.

Gas Utilities

Operating results for the years ended December 31 for the Gas Utilities were as follows:

	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
			(in millions)		
Total revenue	$ 1,382.8	$ 1,269.4	$ 113.4	$ 1,484.2	$ (214.8)
Cost of natural gas sold	572.3	524.3	48.0	783.2	(258.9)
Gas Utility margin (non-GAAP)	810.5	745.1	65.4	701.0	44.1
Operations and maintenance	328.0	320.7	7.3	328.7	(8.0)
Depreciation and amortization	131.4	124.7	6.7	113.9	10.8
Taxes other than income taxes	30.3	28.4	1.9	29.6	(1.2)
	489.7	473.8	15.9	472.2	1.6
Operating income	$ 320.8	$ 271.3	$ 49.5	$ 228.8	$ 42.5

2025 Compared to 2024

- Gas Utility margin increased as a result of:

	(in millions)
New rates and rider recovery	$ 60.9
Weather	10.9
Transport and transmission	3.3
Retail customer growth	4.3
Retail customer usage	(11.0)
Other	(3.0)
	$ 65.4

- Operations and maintenance expense increased primarily due to $3.2 million of higher insurance expense primarily driven by higher excess liability premiums, $1.3 million of increased bad debt expense attributable to higher customer billings and $1.3 million of higher IT-related costs. Other unfavorable variances, none of which were individually significant, comprised the remainder of the difference when compared to the same period in 2024.

- Depreciation and amortization increased primarily due to a higher asset base driven by capital expenditures.

- Taxes other than income taxes were comparable to 2024.

Operating Statistics

	Revenue			Quantities Sold and Transported		
	For the year ended December 31,			For the year ended December 31,		
By Customer Class	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
	(in millions			(Dth in millions)		
Retail Revenue -						
Residential	$ 770.2	$ 691.9	$ 830.3	59.9	56.7	60.1
Commercial	292.9	266.3	337.3	29.4	28.4	29.4
Industrial	27.2	23.7	33.1	5.2	6.0	5.7
Other Retail [a]	34.6	40.7	48.1	—	—	—
Subtotal Retail Revenue - Gas	1,124.9	1,022.6	1,248.8	94.5	91.1	95.2
Transportation	194.4	178.2	176.8	166.7	159.2	159.8
Other [b]	63.5	68.6	58.6	—	—	—
Total Revenue and Quantities Sold	$ 1,382.8	$ 1,269.4	$ 1,484.2	261.2	250.3	255.0

_____

[a] Includes Black Hills Energy Services revenue under the Choice Gas Program.
[b] Includes inter-segment rent and non-regulated services under the Service Guard Comfort Plan, Tech Services, and HomeServe.

By Business Unit	Revenue			Quantities Sold and Transported		
	For the year ended December 31,			For the year ended December 31,		
	2025	2024	2023	2025	2024	2023
	(in millions)			(Dth in millions)		
Arkansas Gas	$ 286.5	$ 248.8	$ 268.9	32.5	29.9	30.2
Colorado Gas	251.8	278.8	313.6	30.6	31.0	32.8
Iowa Gas	197.6	162.3	213.6	39.6	37.3	37.9
Kansas Gas	160.4	130.4	155.6	37.0	34.8	35.5
Nebraska Gas	344.5	304.5	366.1	85.1	80.3	82.2
Wyoming Gas	142.0	144.6	166.4	36.4	37.0	36.4
Total Revenue and Quantities Sold	$ 1,382.8	$ 1,269.4	$ 1,484.2	261.2	250.3	255.0

	For the year ended December 31,					
	2025		2024		2023	
Heating Degree Days	Actual	Variance From Normal	Actual	Variance From Normal	Actual	Variance From Normal
Arkansas Gas [a]	3,256	(9)%	2,998	(20)%	3,197	(17)%
Colorado Gas	5,416	(7)%	5,662	(7)%	5,916	(4)%
Iowa Gas	6,318	(1)%	5,543	(16)%	5,921	(12)%
Kansas Gas [a]	4,530	---	4,092	(12)%	4,387	(8)%
Nebraska Gas [a]	5,630	(3)%	5,172	(13)%	5,579	(8)%
Wyoming Gas	6,727	(7)%	6.641	(10)%	7,385	8%
Combined [b]	5,802	(5)%	5.517	(11)%	6,006	(4)%

(a) Arkansas Gas and Kansas Gas have weather normalization mechanisms that mitigate the weather impact on Gas Utility margins. Nebraska Gas received NPSC approval to implement a two-year pilot program for a weather normalization mechanism which was effective August 1, 2025.

(b) Heating degree days are calculated based on a weighted average of total customers by state excluding Kansas Gas and Nebraska Gas (effective in August 2025) due to their weather normalization mechanisms. Arkansas Gas is partially excluded based on the weather normalization mechanism in effect from November through April.

Corporate and Other

Corporate and Other consists of certain unallocated expenses for administrative activities that support our operating segments. Corporate and Other also includes our Captive, business development activities that are not part of our operating segments, and inter-segment eliminations.

Corporate and Other operating results for the years ended December 31 were as follows:

	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
	(in millions)				
Operating (loss)	$ (5.8)	$ (1.2)	$ (4.6)	$ (4.9)	$ 3.7

2025 Compared to 2024

- Operating loss increased primarily due to $9.9 million of costs related to the pending Merger partially offset by a one-time favorable true-up from the consolidation of our Captive.

Consolidated Interest Expense, Other Income (Expense) and Income Tax (Expense)

	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
	(in millions)				
Interest expense, net	$ (200.1)	$ (181.7)	$ (18.4)	$ (167.9)	$ (13.8)
Other income (expense), net	6.1	(1.4)	7.5	(3.2)	1.8
Income tax (expense)	(43.7)	(36.3)	(7.4)	(25.6)	(10.7)

2025 Compared to 2024

- Interest expense, net increased primarily due to higher interest rates on long-term debt, higher CP Program borrowings and lower interest income partially offset by higher AFUDC debt driven by construction work-in-progress balances related to the Lange II and Ready Wyoming projects;

- Other income, net increased due to higher AFUDC equity driven by construction work-in-progress balances related to the Lange II and Ready Wyoming projects and higher investment income from our Captive;

- Income tax (expense) increased primarily due to higher pre-tax income. The effective tax rate was 12.7% for 2025 and 11.3% for 2024. The higher effective tax rate was primarily driven by the non-deductibility of certain costs related to the pending Merger and lower flow-through tax benefits related to repair costs. See Note 15 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for additional details.

Liquidity and Capital Resources

OVERVIEW

Our company requires significant cash to support and grow our businesses. Our primary sources of cash are generated from our operating activities, Revolving Credit Facility, CP Program, ATM, and ability to access the public and private capital markets through debt and equity securities offerings when necessary. This cash is used for, among other things, working capital, capital expenditures, dividends, pension funding, investments in or acquisitions of assets and businesses, payment of debt obligations, and redemption of outstanding debt and equity securities when required or financially appropriate.

We experience significant cash requirements during peak months of the winter heating season due to higher natural gas consumption, during periods of high natural gas prices, and during the construction season, which typically peaks in spring and summer.

We believe that our cash on hand, operating cash flows, existing borrowing capacity, and ability to complete new debt and equity financings, taken in their entirety, provide sufficient capital resources to support and grow our business.

The following table provides an informational summary of our liquidity and capital structure as of December 31:

	2025	2024
	(dollars in millions)	
Cash and cash equivalents	$ 182.8	$ 16.1
Available capacity under Revolving Credit Facility and CP Program [a]	746.8	612.7
Available liquidity	$ 929.6	$ 628.8
Capital structure		
Short-term debt	$ -	$ 133.8
Long-term debt	4,701.1	4,250.2
Total debt	4,701.1	4,384.0
Total stockholders' equity (excludes non-controlling interest)	3,823.6	3,501.5
Total capitalization	$ 8,524.7	$ 7,885.5
Debt to capitalization	55.1%	55.6%
Long-term debt to total debt	100.0%	96.9%

[a]   Available capacity under Revolving Credit Facility and CP Program represents $750 million of total borrowing capacity less outstanding borrowings and letters of credit. See Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for more information.

Future Financing Plans

We plan to support and grow our business by using cash generated from operating activities and various financing alternatives, which could include our Revolving Credit Facility, our CP Program, and the issuance of common stock under our ATM program or in a secondary offering. We plan to re-finance our $400 million, 3.15%, senior unsecured notes due January 2027, at or before the maturity date. Additionally, our current shelf registration statement expires in 2026 and we expect to file a new shelf registration statement to replace it.

CASH FLOW ACTIVITIES

The following tables summarize our cash flows for the years ended December 31:

Operating Activities:

	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
			(in millions)		
Net income	$ 299.8	$ 283.7	$ 16.1	$ 276.0	$ 7.7
Non-cash adjustments to Net income	372.1	350.5	21.6	313.5	37.0
Total earnings	671.9	634.2	37.7	589.5	44.7
Changes in certain operating assets and liabilities:					
Materials, supplies and fuel, Accounts receivable and other current assets	(62.8)	(12.5)	(50.3)	255.9	(268.4)
Accounts payable and accrued liabilities	24.0	28.8	(4.8)	(109.9)	138.7
Regulatory assets	59.1	90.0	(30.9)	236.8	(146.8)
Net inflow from changes in certain operating assets and liabilities	20.3	106.3	(86.0)	382.8	(276.5)
Other operating activities	(18.8)	(21.2)	2.4	(27.9)	6.7
Net cash provided by operating activities	$ 673.4	$ 719.3	$ (45.9)	$ 944.4	$ (225.1)

2025 Compared to 2024

Net cash provided by operating activities was $45.9 million lower which was attributable to:

- Total earnings (net income plus non-cash adjustments) were $37.7 million higher primarily as a result of new rates and rider recovery, increased demand from LPCS Tariff and BCIS Tariff customers partially offset by higher operating expenses and higher net interest expense.

- Net inflows from changes in certain operating assets and liabilities were $86.0 million lower, primarily attributable to:

  o Cash outflows increased by approximately $50.3 million as a result of changes in accounts receivable and other current assets primarily due to higher natural gas in storage inventories driven by fluctuations in commodity prices;

  o Cash inflows decreased by approximately $4.8 million as a result of changes in accounts payable and other current liabilities primarily driven by fluctuations in commodity prices, remediation costs for our manufactured gas plant site in Iowa and changes in other working capital requirements; and

  o Cash inflows decreased by approximately $30.9 million as a result of changes in our regulatory assets and liabilities primarily due to lower recoveries of our Winter Storm Uri regulatory asset as recovery is now complete in most of our jurisdictions.

- Cash outflows decreased $2.4 million from other operating activities.

Investing Activities:

	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
			(in millions)		
Capital expenditures	$ (819.8)	$ (744.2)	$ (75.6)	$ (555.6)	$ (188.6)
Other investing activities	(8.4)	(1.8)	(6.6)	18.9	(20.7)
Net cash (used in) investing activities	$ (828.2)	$ (746.0)	$ (82.2)	$ (536.7)	$ (209.3)

2025 Compared to 2024

Net cash used in investing activities was $82.2 million higher which was attributable to:

- Cash outflows from capital expenditures (which are net of contributions in aid of construction) increased $75.6 million primarily as a result of the Ready Wyoming and Lange II projects and prior year receipts related to contributions in aid of construction for data center projects in Wyoming partially offset by prior year expenditures from Black Hills Energy Renewable Resources' acquisition of an RNG production facility at a landfill in Dubuque, Iowa; and

- Cash outflows increased $6.6 million for other investing activities primarily due to higher AFUDC debt driven by construction work-in-progress balances related to the Lange II and Ready Wyoming projects.

Financing Activities:

	2025	2024	2025 vs 2024 Variance	2023	2024 vs 2023 Variance
			(in millions)		
Dividends paid on common stock	$ (197.9)	$ (182.3)	$ (15.6)	$ (168.1)	$ (14.2)
Common stock issued	219.2	181.4	37.8	118.3	63.1
Short-term and long-term debt borrowings (repayments), net	316.2	(16.2)	332.4	(260.6)	244.4
Distributions to non-controlling interests	(9.8)	(17.4)	7.6	(18.3)	0.9
Other financing activities	(5.9)	(8.4)	2.5	(13.0)	4.6
Net cash provided by (used in) financing activities	$ 321.8	$ (42.9)	$ 364.7	$ (341.7)	$ 298.8

2025 Compared to 2024

Net cash provided by financing activities was $364.7 million higher which was primarily attributable to:

- Cash outflows increased $15.6 million due to the increased dividend rate per share and increased number of common shares outstanding;

- Cash inflows increased $37.8 million due to increased issuances of common stock;

- Net inflows from changes in short-term and long-term debt (repayments) borrowings increased $332.4 million due to timing of repayments and borrowing activity. Proceeds from the issuance of $450 million of senior unsecured notes in October 2025 were used to repay our $300 million senior unsecured notes in January 2026. In 2024, proceeds from the issuance of $450 million senior unsecured notes in May 2024, along with available cash and short-term borrowings under our existing facilities, were used to repay $600 million senior unsecured notes in August 2024;

- Distributions to non-controlling interests decreased $7.6 million due to lower net income from Black Hills Colorado IPP primarily driven by unplanned generation outages; and

- Cash outflows decreased by $2.5 million for other financing activities.

CAPITAL RESOURCES

Shelf Registration Statement

We maintain an effective shelf registration statement with the SEC under which we may issue, from time to time, an unspecified amount of senior debt securities, subordinate debt securities, common stock, preferred stock, warrants, and other securities. Our current shelf registration statement expires in 2026 and we expect to file a new shelf registration statement to replace it.

Short-term Debt

For more information on our Revolving Credit Facility and CP Program, see Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Long-term Debt

For information on our long-term debt, see Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Financial Covenants

The Revolving Credit Facility and Wyoming Electric's financing agreements contain covenant requirements. We were in compliance with these covenants as of December 31, 2025. See additional information in Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Equity

For information regarding equity, see Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Utility Money Pool

As a utility holding company, we are required to establish a cash management program to address lending and borrowing activities between our utilities and the Company. We have established utility money pool agreements which address these requirements. These agreements are on file with the FERC and appropriate state regulators. Under the utility money pool agreements, our utilities may, at their option, borrow and extend short-term loans to the utility money pool at market-based rates. While the utility money pool may borrow funds from the Company (as ultimate parent company), the money pool arrangement does not allow loans from our utility subsidiaries to the Company (as ultimate parent company) or to non-regulated affiliates.

CREDIT RATINGS

Financing for operational needs and capital expenditure requirements, not satisfied by operating cash flows, depends upon the cost and availability of external funds through both short and long-term financing. In order to operate and grow our business, we need to consistently maintain the ability to raise capital on favorable terms. Access to funds is dependent upon factors such as general economic and capital market conditions, regulatory authorizations and policies, the Company's credit ratings, cash flows from routine operations, and the credit ratings of counterparties. After assessing the current operating performance, liquidity, and credit ratings of the Company, management believes that the Company will have access to the capital markets at prevailing market rates for companies with comparable credit ratings. We note that credit ratings are not recommendations to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

The following table represents the credit ratings and rating outlook of BHC as of the date of this report:

Rating Agency	Senior Unsecured Rating	Outlook
S&P [a]	BBB+	Stable
Moody's [b]	Baa2	Stable

(a)   On August 19, 2025, S&P affirmed our BBB+ rating and maintained a Stable outlook.
(b)   On August 19, 2025, Moody's affirmed our Baa2 rating and maintained a Stable outlook.

The following table represents the credit ratings of South Dakota Electric as of the date of this report:

Rating Agency	Senior Secured Rating
S&P [a]	A

(a)   On August 19, 2025, S&P affirmed A rating.

CAPITAL REQUIREMENTS

Capital Expenditures

Capital expenditures are a substantial portion of our cash requirements each year and we continue to forecast a robust capital expenditure program during the next five years. A key strategic focus is to modernize and harden our utility infrastructure to meet customers' and communities' varied energy needs and ensure the continued delivery of safe, reliable and cost-effective energy. In addition, we invest in the expansion, capacity, and integrity of our systems to meet customer growth. A significant portion of our capital expenditures are included in utility rate base and eligible for recovery from our utility customers with regulatory approval. Those capital expenditures also earn a rate of return authorized by the commissions in the jurisdictions in which we operate.

To meet our electric customers' continued expectations of high levels of reliability, a key strength of the Company, our Electric Utilities utilize an integrity program to ensure the timely repair and replacement of aging infrastructure.

Our Gas Utilities utilize a programmatic approach to system-wide pipeline replacement, particularly in high consequence areas. Under the programmatic approach, obsolete, at-risk and vintage materials are replaced in a proactive and systematic time frame. We have removed all cast- and wrought-iron from our natural gas transmission and distribution systems and continue to replace aging infrastructure through programs that prioritize safety and reliability for our customers. Our Gas Utilities are authorized to use system safety, integrity and replacement cost recovery mechanisms that provide for customer rate adjustments, between rate reviews, which allow timely recovery of costs incurred in repairing and replacing the gas delivery systems with a return on the investment.

As of December 31, 2025, we estimate our five-year capital investment to be approximately $4.7 billion, with most of that investment targeted toward upgrading existing utility infrastructure, supporting customer and community growth needs, and complying with safety requirements. Our actual 2025 and forecasted capital expenditures for the next five years from 2026 through 2030 are as follows:

Capital Expenditures by Segment (minor differences may result due to rounding)	Actual [a] 2025	Forecasted [b] 2026	2027	2028	2029	2030
			(in millions)			
Electric Utilities	$ 481	$ 471	$ 367	$ 455	$ 356	$ 391
Gas Utilities	397	396	455	507	591	552
Corporate and Other	11	39	22	21	22	25
Total	$ 890	$ 906	$ 844	$ 983	$ 969	$ 968

(a)   Includes accruals for property, plant and equipment as disclosed as supplemental cash flow information in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements in this Annual Report on Form 10-K. Capital expenditures are presented net of CIACs in the Consolidated Statements of Cash Flows.
(b)   Projects are being evaluated by our segments for timing, cost and other factors

Our historical capital expenditures by reportable segment are shown in Note 16 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Repayments of Indebtedness

For information relating to repayments of our short- and long-term debt and associated interest payments, see Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Unconditional Purchase Obligations

We have unconditional purchase obligations which include the energy and capacity costs associated with our PPAs, transmission services agreements, and natural gas capacity, transportation and storage agreements. Additionally, our Gas Utilities have commitments to purchase physical quantities of natural gas under contracts indexed to various forward natural gas price curves. For additional information. see Note 3 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Common Stock Dividends

2025 represented our 55th consecutive year of increasing dividends. In January 2026, our Board of Directors declared a quarterly dividend of $0.703 per share, equivalent to an annual dividend of $2.812 per share. We continue to target a dividend payout ratio of 55% to 65% of net income. A dependable and increasing dividend is an important component of our strategy for delivering long-term value for our shareholders. Pursuant to the Merger Agreement, we agreed we would not increase our dividends by more than 4% over the prior year dividend amount during the pendency of the Merger without NorthWestern's consent.

Future cash dividends, if any, will be dependent on our results of operations, financial position, cash flows, reinvestment opportunities, and other factors, and will be evaluated and approved by our Board of Directors.

Additionally, there are certain statutory limitations that could affect future cash dividends paid. Federal law places limits on the ability of public utilities within a holding company structure to declare dividends. Specifically, under the Federal Power Act, a public utility may not pay dividends from any funds properly included in a capital account. The utility subsidiaries' dividends may be limited directly or indirectly by state regulatory commissions or bond indenture covenants. See additional information in Note 8 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

The table below provides our dividends paid, dividend payout ratio, and dividends paid per share for the three years ended December 31:

	2025	2024	2023
	(Dividends Paid in millions)		
Common Stock Dividends Paid	$ 197.9	$ 182.3	$ 168.1
Dividend Payout Ratio	68%	66%	64%
Dividends Per Share	$ 2.70	$ 2.60	$ 2.50

Defined Benefit Pension Plan

We have one defined benefit pension plan, the Black Hills Retirement Plan (Pension Plan). The unfunded status of the Pension Plan is defined as the amount the projected benefit obligation exceeds the plan assets. The unfunded status of the Pension Plan is $42.2 million as of December 31, 2025, compared to $41.4 million as of December 31, 2024. See further information in Note 13 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Collateral Requirements

Our Utilities maintain wholesale commodity contracts for the purchases and sales of electricity and natural gas which have performance assurance provisions that allow the counterparty to require collateral postings under certain conditions, including when requested on a reasonable basis due to a deterioration in our financial condition or nonperformance. A significant downgrade in our credit ratings, such as a downgrade to a level below investment grade, could result in counterparties requiring collateral postings under such adequate assurance provisions. The amount of credit support that we may be required to provide at any point in the future is dependent on the amount of the initial transaction, changes in the market price, open positions, and the amounts owed by or to the counterparty. At December 31, 2025, we had sufficient liquidity to cover collateral that could be required to be posted under these contracts. The cash collateral we were required to post at December 31, 2025, was not material. See Note 9 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Guarantees

We provide various guarantees, which represent off-balance sheet commitments, supporting certain of our subsidiaries under specified agreements or transactions. For more information on these guarantees, see Note 3 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in application. There are also areas which require management's judgment in selecting among available GAAP alternatives. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. We continue to closely monitor the macroeconomic environment and related impacts on our critical accounting estimates including, but not limited to, collectability of customer receivables, recoverability of regulatory assets, impairment risk of goodwill and long-lived assets, and contingent liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from our estimates and to the extent there are material differences between these estimates, judgments or assumptions, and actual results, our financial statements will be affected. We believe the following accounting estimates are the most critical in understanding and evaluating our reported financial results. We have reviewed these critical accounting estimates and related disclosures with our Audit Committee.

The following discussion of our critical accounting estimates should be read in conjunction with Note 1, "Business Description and Significant Accounting Policies" of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Regulation

Our regulated Electric and Gas Utilities are subject to cost-of-service regulation and earnings oversight from federal and state utility commissions. This regulatory treatment does not provide any assurance as to achievement of desired earnings levels. Our retail electric and gas utility rates are regulated on a state-by-state basis by the relevant state regulatory commissions based on an analysis of our costs, as reviewed and approved in a regulatory proceeding. The rates that we are allowed to charge may or may not match our related costs and allowed return on invested capital at any given time.

Management continually assesses the probability of future recoveries associated with regulatory assets and future obligations associated with regulatory liabilities. Factors such as the current regulatory environment, recently issued rate orders, and historical precedents are considered. As a result, we believe that the accounting prescribed under rate-based regulation remains appropriate and our regulatory assets are probable of recovery in current rates or in future rate proceedings.

To some degree, each of our Electric and Gas Utilities are permitted to recover certain costs (such as increased fuel and purchased power costs) outside of a base rate review. To the extent we are able to pass through such costs to our customers, and a state regulatory commission subsequently determines that such costs should not have been paid by the customers, we may be required to refund such costs.

As of December 31, 2025, and 2024, we had total regulatory assets of $394.7 million and $427.7 million, respectively, and total regulatory liabilities of $588.2 million and $568.7 million, respectively. See Note 2 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further information.

Goodwill

We perform a goodwill impairment test on an annual basis or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. Our annual goodwill impairment testing date is as of October 1, which aligns with our financial planning process.

Accounting standards for testing goodwill for impairment require the application of either a qualitative or quantitative assessment to analyze whether or not goodwill has been impaired. Goodwill is tested for impairment at the reporting unit level. Under either the qualitative or quantitative assessment, the estimated fair value of a reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then an impairment loss would be recognized in an amount equal to that excess, limited to the amount of goodwill allocated to that reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units and determining the fair value of the reporting unit. We have determined that the reporting units for goodwill impairment testing are our operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available. We estimate the fair value of our reporting units using a combination of an income approach, which estimates fair value based on discounted future cash flows, and a market approach, which estimates fair value based on market comparables within the utility and energy industry. These valuations require significant judgments, including, but not limited to: 1) estimates of future cash flows, based on our internal five-year business plans and adjusted as appropriate for our view of market participant assumptions, with long range cash flows estimated using a terminal value calculation; 2) estimates of long-term growth rates for our businesses; 3) the determination of an appropriate weighted-average cost of capital or discount rate; and 4) the utilization of market information such as financial estimates from comparative peer companies and recent sales transactions for comparable assets within the utility and energy industry. Varying by reporting unit, weighted average cost of capital in the range of 6.7% to 7.2% and long-term growth rate projections of 1.75% were utilized in the goodwill impairment test performed as of October 1, 2025. Although 1.75% was used for a long-term growth rate projection, the short-term projected growth rate is higher with planned recovery of capital investments through rider mechanisms and rate reviews. Under the market approach, we estimate fair value using multiples derived from enterprise value to EBITDA for comparative peer companies for each respective reporting unit. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. In addition, we add a reasonable control premium when calculating fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants.

The estimates and assumptions used in our impairment assessments are based on available market information and we believe they are reasonable. However, variations in any of the assumptions could result in materially different calculations of fair value and determinations of whether or not an impairment is indicated.

For the years ended December 31, 2025, 2024, and 2023, there were no impairment losses recorded. At December 31, 2025, the fair value exceeded the carrying value at all reporting units.

See Item 1A - Risk Factors and Note 1 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for additional information.

Income Taxes

The Company and its subsidiaries file consolidated federal income tax returns. Each entity records income taxes as if it were a separate taxpayer for both federal and state income tax purposes and consolidating adjustments are allocated to the subsidiaries based on separate company computations of taxable income or loss.

The Company uses the asset and liability method in accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial and tax basis of assets and liabilities as well as operating loss and tax credit carryforwards. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and provides any necessary valuation allowances as required. If we determine that we will be unable to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax asset would be made in the period such determination was made. These adjustments may increase or decrease earnings. Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretations of tax laws and the resolution of current and any future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

See Note 15 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for additional information.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities in the regulated and non-regulated energy industries expose us to a number of risks in the normal operations of our businesses. Depending on the activity, we are exposed to varying degrees of market risk and credit risk.

Market risk is the potential loss that may occur as a result of an adverse change in market price, rate or supply. We are exposed, but not limited to, the following market risks:

- Commodity price risk associated with our retail natural gas services, wholesale electric power marketing activities and fuel procurement for several of our gas-fired generation assets. Market fluctuations may occur due to unpredictable factors such as weather, wildfires, geopolitical events, pandemics, market speculation, recession, inflation, pipeline constraints, and other factors that may impact natural gas and electric energy supply and demand; and

- Interest rate risk associated with future debt, including reduced access to liquidity during periods of extreme capital markets volatility.

Credit risk is associated with financial loss resulting from non-performance of contractual obligations by a counterparty.

To manage and mitigate these identified risks, we have adopted the Black Hills Corporation Risk Policies and Procedures. The Black Hills Corporation Risk Policies and Procedures have been approved by our Executive Risk Committee. These policies relate to numerous matters including governance, control infrastructure, authorized commodities and trading instruments, prohibited activities, and employee conduct. We report significant issues or concerns pertaining to the Risk Policies and Procedures to the Audit Committee of our Board of Directors. The Executive Risk Committee, which includes senior level executives, meets at least quarterly and as necessary, to review our business and credit activities and to ensure that these activities are conducted within the authorized policies.

Commodity Price Risk

Electric and Gas Utilities

Our Utilities have various provisions that allow them to pass the prudently-incurred cost of energy through to the customer. To the extent energy prices are higher or lower than amounts in our current billing rates, adjustments are made on a periodic basis to reflect billed amounts to match the actual energy cost we incurred. In Colorado, South Dakota, and Wyoming, we have ECA or PCA provisions that adjust electric rates when energy costs are higher or lower than the costs included in our tariffs. In Arkansas, Colorado, Iowa, Kansas, Nebraska, and Wyoming, we have GCA provisions that adjust natural gas rates when our natural gas costs are higher or lower than the energy cost included in our tariffs. These adjustments are subject to periodic prudence reviews by the state regulatory commissions. If state regulatory commissions decide to discontinue these tariff-based adjustment mechanisms, or there are delays in the timing of recovery under these mechanisms, we may be more exposed to commodity price risk.

The operations of our Utilities, including natural gas sold by our Gas Utilities and natural gas used by our Electric Utilities' generation plants or those plants under PPAs where our Electric Utilities must provide the generation fuel (tolling agreements), expose our utility customers to natural gas price volatility. Therefore, as allowed or required by state regulatory commissions, we have entered into commission-approved hedging programs utilizing natural gas futures, options, over-the-counter swaps, and basis swaps to reduce our customers' underlying exposure to these fluctuations.

For our regulated Utilities' hedging plans, unrealized and realized gains and losses, as well as option premiums and commissions on these transactions are recorded as Regulatory assets or Regulatory liabilities in the accompanying Consolidated Balance Sheets in accordance with the state utility commission guidelines. When the related costs are recovered through our rates, the hedging activity is recognized in the Consolidated Statements of Income. See additional information in Note 9 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Wholesale Power

There is a potential risk that our wholesale power sales could exceed our current generating capacity, which may arise from unplanned plant outages or from unanticipated load demands. To manage such risk, we restrict wholesale off-system sales to amounts by which our anticipated generating capabilities and purchased power resources exceed our anticipated load requirements plus a required reserve margin.

Black Hills Energy Services

Through our non-regulated natural gas commodity supplier, we buy and sell natural gas in Nebraska and Wyoming at competitive prices by managing commodity price risk. As a result of these activities, this area of our business is exposed to risks associated with changes in the market price of natural gas. We manage our exposure to such risks using over-the-counter and exchange traded options and swaps with counterparties in anticipation of forecasted purchases and sales. A portion of our over-the-counter swaps have been designated as cash flow hedges to mitigate the commodity price risk associated with fixed price forward contracts to supply gas to our Choice Gas Program customers. The gain or loss on these designated derivatives is reported in AOCI in the accompanying Consolidated Balance Sheets and reclassified into earnings in the same period that the underlying hedged item is recognized in earnings.

At December 31, 2025, and 2024, a 10% change in market prices for our derivative instruments would not materially impact pre-tax income, the fair values of our derivative assets and liabilities, or OCI.

See additional commodity risk and derivative information in Note 9 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Interest Rate Risk

Periodically, we have engaged in activities to manage risks associated with changes in interest rates. We have utilized pay-fixed interest rate swap agreements to reduce exposure to interest rate fluctuations associated with floating rate debt obligations and anticipated debt refinancings. At December 31, 2025, we had no interest rate swaps in place. Further details of past swap agreements are set forth in Note 9 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

At December 31, 2025, 99.8% of our debt is fixed rate debt, which limits our exposure to variable interest rate fluctuations. A hypothetical 100 basis point increase in the benchmark rate on our variable rate debt would not materially impact pre-tax interest expense for the years ended December 31, 2025, and 2024, respectively. See Note 8 for further information on cash amounts outstanding under short- and long-term variable rate borrowings.

We are subject to interest rate risk associated with our pension and post-retirement benefit obligations. Changes in interest rates impact the liabilities associated with these benefit plans as well as the amount of income or expense recognized for these plans. Declines in the value of the plan assets could diminish the funded status of the pension plans and potentially increase the requirements to make cash contributions to these plans. See additional information in Note 13 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Credit Risk

We have adopted the Black Hills Corporation Credit Policy that establishes guidelines, controls and limits to manage and mitigate credit risk within risk tolerances established by the Board of Directors. We attempt to mitigate our credit exposure by conducting business primarily with high credit quality entities, setting tenor and credit limits commensurate with counterparty financial strength, obtaining master netting agreements, and mitigating credit exposure with less creditworthy counterparties through parental guarantees, cash collateral requirements, letters of credit and other security agreements.

We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by review of their current credit information. We maintain a provision for estimated credit losses based upon historical experience, changes in current market conditions, expected losses, and any specific customer collection issue that is identified.

See more information in Notes 1 and 9 of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission "COSO". This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation, we have concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of Black Hills Corporation's financial statements, has issued an attestation report on the effectiveness of Black Hills Corporation's internal control over financial reporting as of December 31, 2025. Deloitte & Touche LLP's report on Black Hills Corporation's internal control over financial reporting is included herein.

Black Hills Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Black Hills Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Black Hills Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Accounting – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1 and 2 to the Financial Statements

Critical Audit Matter Description

The Company is subject to cost-of-service regulation and earnings oversight by state and federal utility commissions (collectively, the "Commissions"), which have jurisdiction over the Company's electric rates in Colorado, Montana, South Dakota and Wyoming and natural gas rates in Arkansas, Colorado, Iowa, Kansas, Nebraska, and Wyoming. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; revenue; operating expenses; and income tax benefit (expense).

Rates are regulated on a state-by-state basis by the relevant state regulatory commissions based on an analysis of the Company's costs, as reviewed and approved in a regulatory proceeding. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Decisions to be made by the Commissions in the future will impact the accounting for regulated operations, including decisions about the amount of allowable costs and return on invested capital included in rates and any refunds that may be required. While the Company has indicated its regulatory assets are probable of recovery in current rates or in future proceedings, there is a risk that the Commissions will not judge all costs to have been prudently incurred or that the rate regulation process in which rates are determined will not always result in rates that produce a full recovery of costs and a reasonable return on invested capital.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the high degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs, and (2) a refund or future rate reduction to be provided to customers. Given the uncertainty of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the Commissions included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred as property, plant, and equipment and deferred as regulatory assets, and (2) refunds or future reductions in rates that should be reported as regulatory liabilities. We tested the effectiveness of management's controls over the initial recognition of amounts as property, plant, and equipment; regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We read relevant regulatory orders issued by the Commissions, filings made by the Company, and other publicly available information, as appropriate, to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedence of the Commissions' treatment of similar costs under similar circumstances. We evaluated the external information and compared it to the Company's recorded regulatory asset and liability balances for completeness and for any evidence that might contradict management's assertions.

- We obtained and evaluated an analysis from management regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order, as applicable, to assess management's assertion that amounts are probable of recovery or of a future reduction in rates.

- We inspected minutes of the board of directors to identify any evidence that may contradict management's assertions regarding probability of recovery or refunds. We also inquired of management regarding current year rate filings and new regulatory assets or liabilities.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 11, 2026

We have served as the Company's auditor since 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Black Hills Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Black Hills Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 11, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 11, 2026

BLACK HILLS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	December 31, 2025	December 31, 2024	December 31, 2023
	(in millions, except per share amounts)		
Revenue	$ 2,310.0 $	2,127.7 $	2,331.3
Operating expenses:			
Fuel, purchased power and cost of natural gas sold	831.5	730.3	982.9
Operations and maintenance	589.8	557.0	552.0
Depreciation and amortization	283.8	270.1	256.8
Taxes other than income taxes	67.4	67.2	66.9
Total operating expenses	1,772.5	1,624.6	1,858.6
Operating income	537.5	503.1	472.7
Other income (expense):			
Interest expense incurred net of amounts capitalized	(206.9)	(195.2)	(180.0)
Interest income	6.8	13.5	12.1
Other income (expense), net	6.1	(1.4)	(3.2)
Total other income (expense)	(194.0)	(183.1)	(171.1)
Income before income taxes	343.5	320.0	301.6
Income tax (expense)	(43.7)	(36.3)	(25.6)
Net income	299.8	283.7	276.0
Net income attributable to non-controlling interest	(8.2)	(10.6)	(13.8)
Net income available for common stock	291.6 $	273.1 $	262.2
Earnings per share of common stock:			
Earnings per share, Basic	3.99	3.91 $	3.91
Earnings per share, Diluted	3.98	3.91 $	3.91
Weighted average common shares outstanding:			
Basic	73.0	69.8	67.0
Diluted	73.2	69.9	67.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

BLACK HILLS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(in millions)		
Net income	$ 299.8	$ 283.7	$ 276.0
Other comprehensive income (loss), net of tax:			
Benefit plan liability adjustments - net gain (loss) (net of tax of $0, $(0.2), and $0, respectively)	—	0.8	(0.3)
Reclassification adjustment of benefit plan liability - net loss (net of tax of $0.2, $(0.1), and $0, respectively)	(0.6)	0.1	0.2
Derivative instruments designated as cash flow hedges:			
Reclassification of net realized (gains) losses on settled/amortized interest rate swaps (net of tax of $(0.7), $(0.6), and $(0.7), respectively)	2.2	2.3	2.2
Net unrealized gains (losses) on commodity derivatives (net of tax of $0.7, $0.1, and $1.1, respectively)	(2.7)	(0.5)	(3.6)
Reclassification of net realized (gains) losses on settled commodity derivatives (net of tax of $(0.2), $(0.8), and $(0.7), respectively)	0.8	2.7	2.3
Other comprehensive income (loss), net of tax	(0.3)	5.4	0.8
Comprehensive income	299.5	289.1	276.8
Less: comprehensive income attributable to non-controlling interest	(8.2)	(10.6)	(13.8)
Comprehensive income available for common stock	$ 291.3	$ 278.5	$ 263.0

See Note 11 for additional disclosures related to Comprehensive Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

BLACK HILLS CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of	
	December 31, 2025	December 31, 2024
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 182.8	$ 16.1
Restricted cash and equivalents	7.6	7.3
Accounts receivable, net	389.0	351.2
Materials, supplies and fuel	172.4	153.9
Income tax receivable, net	23.3	19.8
Regulatory assets, current	139.7	154.8
Other current assets	81.1	39.2
Total current assets	995.9	742.3
Property, plant and equipment	10,344.9	9,566.5
Less accumulated depreciation and depletion	(2,110.7)	(1,936.6)
Total property, plant and equipment, net	8,234.2	7,629.9
Other assets:		
Goodwill	1,299.5	1,299.5
Intangible assets, net	6.4	7.6
Regulatory assets, non-current	255.0	272.9
Other assets, non-current	78.8	70.4
Total other assets, non-current	1,639.7	1,650.4
TOTAL ASSETS	$ 10,869.8	$ 10,022.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

BLACK HILLS CORPORATION
CONSOLIDATED BALANCE SHEETS
(Continued)

	As of	
	December 31, 2025	December 31, 2024
	(in millions, except share amounts)	
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 311.7	$ 229.1
Accrued liabilities	322.6	302.2
Derivative liabilities, current	5.8	4.2
Regulatory liabilities, current	99.9	94.1
Notes payable	—	133.8
Total current liabilities	740.0	763.4
Long-term debt, net of current maturities	4,701.1	4,250.2
Deferred credits and other liabilities:		
Deferred income tax liabilities, net	697.9	625.1
Regulatory liabilities, non-current	488.3	474.6
Benefit plan liabilities	123.4	122.9
Other deferred credits and other liabilities	213.4	201.2
Total deferred credits and other liabilities	1,523.0	1,423.8
Commitments, contingencies and guarantees (Note 3)		
Equity:		
Stockholders' equity -		
Common stock $1.00 par value; 100,000,000 shares authorized; issued: 75,520,234 and 71,676,756, respectively	75.5	71.7
Additional paid-in capital	2,417.5	2,193.4
Retained earnings	1,342.9	1,249.1
Treasury stock at cost - 43,167 and 56,608, respectively	(2.6)	(3.3)
Accumulated other comprehensive income (loss)	(9.7)	(9.4)
Total stockholders' equity	3,823.6	3,501.5
Non-controlling interest	82.1	83.7
Total equity	3,905.7	3,585.2
TOTAL LIABILITIES AND TOTAL EQUITY	$ 10,869.8	$ 10,022.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

BLACK HILLS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended		December 31, 2025		December 31, 2024		December 31, 2023
		(in millions)				
Operating activities:						
Net income	$	299.8	$	283.7	$	276.0
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		283.8		270.1		256.8
Deferred financing cost amortization		9.7		10.7		10.1
Stock compensation		11.8		10.6		7.0
Deferred income taxes		54.3		52.0		25.4
Employee benefit plans		11.6		11.2		11.5
Other adjustments, net		0.9		(4.1)		2.7
Change in certain operating assets and liabilities:						
Materials, supplies and fuel		(17.8)		13.2		51.4
Accounts receivable and other current assets		(45.0)		(25.7)		204.5
Accounts payable and other current liabilities		24.0		28.8		(109.9)
Regulatory assets		59.1		90.0		236.8
Other operating activities, net		(18.8)		(21.2)		(27.9)
Net cash provided by operating activities		673.4		719.3		944.4
Investing activities:						
Property, plant and equipment additions		(819.8)		(744.2)		(555.6)
Other investing activities		(8.4)		(1.8)		18.9
Net cash (used in) investing activities		(828.2)		(746.0)		(536.7)
Financing activities:						
Dividends paid on common stock		(197.9)		(182.3)		(168.1)
Common stock issued		219.2		181.4		118.3
Net borrowings (payments) of Revolving Credit Facility and CP Program		(133.8)		133.8		(535.6)
Long-term debt - issuance		450.0		450.0		800.0
Long-term debt - repayments		—		(600.0)		(525.0)
Distributions to non-controlling interests		(9.8)		(17.4)		(18.3)
Other financing activities		(5.9)		(8.4)		(13.0)
Net cash provided by (used in) financing activities		321.8		(42.9)		(341.7)
Net change in cash, restricted cash and cash equivalents		167.0		(69.6)		66.0
Cash, restricted cash and cash equivalents beginning of year		23.4		93.0		27.0
Cash, restricted cash and cash equivalents end of year	$	190.4	$	23.4	$	93.0
Supplemental cash flow information:						
Cash (paid) received during the period:						
Interest (net of amounts capitalized)	$	(196.4)	$	(174.4)	$	(157.3)
Income taxes net of transferred tax credits (Note 15)	$	8.8	$	14.4	$	(1.0)
Non-cash investing and financing activities:						
Accrued property, plant and equipment purchases at December 31	$	118.8	$	80.2	$	52.4
Increase (decrease) in capitalized assets associated with asset retirement obligations	$	(0.3)	$	0.4	$	3.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

BLACK HILLS CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Treasury Stock		Additional Paid in Capital	Retained Earnings	AOCI	Non controlling Interest	Total
	Shares	Value	Shares	Value					
					(in millions except share amounts)				
Balance at December 31, 2022	66,140,396 $	66.1	36,726 $	(2.4) $	1,882.7 $	1,064.1 $	(15.6) $	95.0 $	3,089.9
Net income	—	—	—	—	—	262.2	—	13.8	276.0
Other comprehensive income, net of tax	—	—	—	—	—	—	0.8	—	0.8
Dividends on common stock ($2.50 per share)	—	—	—	—	—	(168.1)	—	—	(168.1)
Share-based compensation	93,257	0.1	31,347	(1.7)	8.8	—	—	—	7.2
Issuance of common stock	2,031,389	2.1	—	—	117.9	—	—	—	120.0
Issuance costs	—	—	—	—	(1.7)	—	—	—	(1.7)
Distributions to non-controlling interest	—	—	—	—	—	—	—	(18.3)	(18.3)
Balance at December 31, 2023	68,265,042 $	68.3	68,073 $	(4.1) $	2,007.7 $	1,158.2 $	(14.8) $	90.5 $	3,305.8
Net income	—	—	—	—	—	273.1	—	10.6	283.7
Other comprehensive income, net of tax	—	—	—	—	—	—	5.4	—	5.4
Dividends on common stock ($2.60 per share)	—	—	—	—	—	(182.3)	—	—	(182.3)
Share-based compensation	113,824	0.1	(11,465)	0.8	7.6	0.1	—	—	8.6
Issuance of common stock	3,297,890	3.3	—	—	180.1	—	—	—	183.4
Issuance costs	—	—	—	—	(2.0)	—	—	—	(2.0)
Distributions to non-controlling interest	—	—	—	—	—	—	—	(17.4)	(17.4)
Balance at December 31, 2024	71,676,756 $	71.7	56,608 $	(3.3) $	2,193.4 $	1,249.1 $	(9.4) $	83.7 $	3,585.2
Net income	—	—	—	—	—	291.6	—	8.2	299.8
Other comprehensive income, net of tax	—	—	—	—	—	—	(0.3)	—	(0.3)
Dividends on common stock ($2.704 per share)	—	—	—	—	—	(197.9)	—	—	(197.9)
Share-based compensation	123,173	0.1	(13,441)	0.7	8.6	0.1	—	—	9.5
Issuance of common stock	3,720,305	3.7	—	—	217.9	—	—	—	221.6
Issuance costs	—	—	—	—	(2.4)	—	—	—	(2.4)
Distributions to non-controlling interest	—	—	—	—	—	—	—	(9.8)	(9.8)
Balance at December 31, 2025	75,520,234 $	75.5	43,167 $	(2.6) $	2,417.5 $	1,342.9 $	(9.7) $	82.1 $	3,905.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

BLACK HILLS CORPORATION
Notes to Consolidated Financial Statements
December 31, 2025, 2024, and 2023

(1) BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

Business Description

Black Hills Corporation is a customer-focused, growth-oriented utility company headquartered in Rapid City, South Dakota. We are a holding company that, through our subsidiaries, conducts our operations through the following reportable segments: Electric Utilities and Gas Utilities. Certain unallocated corporate expenses that support our operating segments are presented as Corporate and Other.

Use of Estimates and Basis of Presentation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in facts and circumstances or additional information may result in revised estimates and actual results could differ materially from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Black Hills Corporation and its wholly-owned and majority-owned and controlled subsidiaries. Furthermore, VIEs in which the Company has an ownership interest and is the primary beneficiary, thus controlling the VIE, have been consolidated. All intercompany balances and transactions have been eliminated in consolidation.

We use the proportionate consolidation method to account for our ownership interest in any jointly-owned facility. See Note 6 for additional information.

<u>Non-controlling Interests</u>

We account for changes in our controlling interests of subsidiaries according to ASC 810*, Consolidation.* ASC 810 requires that the Company record such changes as equity transactions, recording no gain or loss on such a sale. GAAP requires that non-controlling interests in subsidiaries and affiliates be reported in the equity section of a company's balance sheet. In addition, the amounts attributable to the non-controlling interest net income (loss) of those subsidiaries are reported separately in the consolidated statements of income and comprehensive income. See Note 12 for additional information.

<u>Variable Interest Entities</u>

We evaluate arrangements and contracts with other entities to determine if they are VIEs and if we are the primary beneficiary. GAAP provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interest, and results of activities of a VIE in its consolidated financial statements.

A VIE should be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated.

Our evaluation of whether our interest qualifies as the primary beneficiary of a VIE involves significant judgments, estimates and assumptions and includes a qualitative analysis of the activities that most significantly impact the VIE's economic performance and whether the Company has the power to direct those activities, the design of the entity, the rights of the parties and the purpose of the arrangement.

Black Hills Colorado IPP is a VIE for which Black Hills Electric Generation, and ultimately BHC, is the primary beneficiary.

To support our overall insurance program, we established the Captive to insure certain risks of BHC and our subsidiaries. The Captive is a protected separate cell captive insurance company sponsored by EIS. EIS is owned by Energy Insurance Mutual Limited Company and allows participating member sponsoring organizations, such as BHC, to insure risks using captive entities. The Captive is a VIE for which BHC is the primary beneficiary.

See Note 12 for additional information regarding VIEs.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. We maintain cash accounts for various specified purposes, which are classified as restricted cash.

Revenue Recognition

Our revenue contracts generally provide for performance obligations that are fulfilled and transfer control to customers over time, represent a series of distinct services that are substantially the same, involve the same pattern of transfer to the customer and provide a right to consideration from our customers in an amount that corresponds directly with the value to the customer for the performance completed to date. Therefore, we recognize revenue in the amount to which we have a right to invoice. Our primary types of revenue contracts are:

- Regulated natural gas and electric utility services tariffs - Our Utilities have regulated operations, as defined by ASC 980, *Regulated Operations,* that provide services to regulated customers under tariff rates, charges, terms, and conditions of service and prices determined by the jurisdictional regulators designated for our service territories. Our regulated services primarily encompass single performance obligations for delivery of either commodity natural gas, commodity electricity, natural gas transportation, or electric transmission services. These service revenues are variable based on quantities delivered, influenced by seasonal business and weather patterns. Tariffs are only permitted to be changed through a rate-setting process involving the state or federal regulatory commissions to establish contractual rates between the utility and its customers. All of our Utilities' regulated sales are subject to regulatory-approved tariffs.

- Power sales agreements - Our Electric Utilities segment has long-term wholesale power sales agreements with other load-serving entities, including affiliates, for the sale of excess power from owned generating units. These agreements include a combination of "take or pay" arrangements, where the customer is obligated to pay for the energy regardless of whether it actually takes delivery, as well as "requirements only" arrangements, where the customer is only obligated to pay for the energy the customer needs. In addition to these long-term contracts, we also sell excess energy to other load-serving entities on a short-term basis. The pricing for all of these arrangements is included in the executed contracts or confirmations, reflecting the standalone selling price and is variable based on energy delivered. Certain energy sale and purchase transactions with the same counterparty and at the same delivery point are netted to reflect the economic substance of the arrangement.

The majority of our revenue contracts are based on variable quantities delivered. Typically, our customers are billed monthly with payment due within 20 days. Any fixed consideration contracts with an expected duration of one year or more are immaterial to our consolidated revenues. Variable consideration in the form of discounts, rebates, credits, price concessions, incentives, performance bonuses, penalties, or other similar items are not material for our revenue contracts. We are the principal in our revenue contracts, as we have control over the services prior to those services being transferred to the customer.

Revenue Not in Scope of ASC 606

Other revenues included in the tables in Note 4 include our revenue accounted for under separate accounting guidance, including lease revenue under ASC 842, *Leases,* derivative revenue under ASC 815, *Derivatives and Hedging,* and alternative revenue programs revenue under ASC 980, *Regulated Operations*.

Significant Judgments and Estimates

Unbilled Revenue

To the extent that deliveries have occurred, but a bill has not been issued, our Utilities accrue an estimate of the revenue since the latest billing. This estimate is calculated based upon several factors including billings through the last billing cycle in a month and prices in effect in our jurisdictions. Each month, the estimated unbilled revenue amounts are trued-up and recorded in Accounts receivable, net on the accompanying Consolidated Balance Sheets.

Contract Balances

The nature of substantially all of our revenue contracts provides an unconditional right to consideration upon service delivery. Customer billings (and subsequent customer payments of those bills) occur after service delivery. Therefore, customer contract assets or liabilities do not exist. The unconditional right to consideration is represented by the balance in our Accounts receivable, which is further discussed below.

See Note 4 for additional information.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at billed and estimated unbilled amounts, net of allowance for credit losses, and do not bear interest. We maintain an allowance for credit losses which reflects our estimate of uncollectible trade receivables. We regularly review our trade receivable allowance by considering such factors as historical experience, credit worthiness, the age of the receivable balances, and current economic conditions that may affect collectability.

In specific cases where we are aware of a customer's inability or reluctance to pay, we record an allowance for credit losses to reduce the net receivable balance to the amount we reasonably expect to collect. However, if circumstances change, our estimate of the recoverability of accounts receivable could be affected. Circumstances which could affect our estimates include, but are not limited to, customer credit issues, expected losses, the level of commodity prices, customer deposits, and general economic conditions. Accounts are written off once they are deemed to be uncollectible or the time allowed for dispute under the contract has expired.

We utilize master netting agreements which consist of an agreement between two parties who have multiple contracts with each other that provide for the net settlement of all contracts in the event of default on or termination of any one contract. When the right of setoff exists, accounting standards permit the netting of receivables and payables under a legally enforceable master netting agreement between counterparties.

Following is a summary of accounts receivable as of December 31:

	2025	2024
	(in millions)	
Billed Accounts Receivable	$ 223.3	$ 201.5
Unbilled Revenue	168.1	151.8
Less Allowance for Credit Losses	(2.4)	(2.1)
Accounts Receivable, net	$ 389.0	$ 351.2

Changes to allowance for credit losses for the years ended December 31, were as follows:

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Recoveries and Other Additions	Write-offs and Other Deductions	Balance at End of Year
			(in millions)		
2025	$ 2.1	$ 7.2	$ 3.9	$ (10.8)	$ 2.4
2024	$ 2.2	$ 5.6	$ 4.2	$ (9.9)	$ 2.1
2023	$ 3.0	$ 8.7	$ 4.1	$ (13.6)	$ 2.2

Materials, Supplies, and Fuel

Materials and supplies represent parts and supplies for our business operations. Fuel represents diesel oil and gas used by our electric generating facilities to produce power. Natural gas in storage primarily represents gas purchased for use by our gas customers. All of our Materials, supplies, and fuel are recorded using the weighted-average cost method and are valued at the lower-of-cost or net realizable value. The value of our natural gas in storage fluctuates with seasonal volume requirements of our business and the commodity price of natural gas.

The following amounts by major classification are included in Materials, supplies, and fuel on the accompanying Consolidated Balance Sheets as of December 31:

	2025	2024
	(in millions)	
Materials and supplies	$ 117.3	$ 106.1
Fuel	6.4	7.5
Natural gas in storage	48.7	40.3
Total materials, supplies, and fuel	$ 172.4	$ 153.9

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, which includes construction-related direct labor and material costs, indirect construction costs including labor and related costs of departments associated with supporting construction activities, and AFUDC. Additions to and significant replacements of property are charged to property, plant, and equipment at cost. We also classify our Cushion Gas as Property, plant, and equipment. Ordinary repairs and maintenance of property, except as allowed under rate regulations, are expensed as incurred.

We receive CIACs from third parties that are generally intended to defray all or a portion of the costs for certain capital projects. Such CIAC costs are recorded as a reduction to Property, plant, and equipment.

The cost of regulated utility property, plant, and equipment retired, or otherwise disposed in the ordinary course of business, less salvage plus retirement costs, is charged to accumulated depreciation. Estimated removal costs related to our regulated properties that do not have legal retirement obligations are reclassified from accumulated depreciation and reflected as regulatory liabilities. Retirement or disposal of all other operating assets which result in gains or losses are recognized within Operations and maintenance expense.

See Note 5 for additional information.

Depreciation

Depreciation provisions for property, plant, and equipment are generally computed on a straight-line basis based on the applicable estimated service life of the various classes of property. The composite depreciation method is applied to regulated utility property. Depreciation studies are conducted periodically to update composite rates and are approved by state utility commissions and/or the FERC when required. Capitalized mining costs and coal leases are amortized on a unit-of-production method based on volumes produced and estimated reserves. For certain non-regulated power plant components, depreciation is computed on a unit-of-production methodology based on plant hours run.

AFUDC

Included in the cost of regulated construction projects is AFUDC, when applicable, which represents the approximate composite cost of borrowed funds and a return on equity used to finance a regulated utility project. The following table presents AFUDC amounts for the years ended December 31:

	Income Statement Location	2025	2024	2023
		(in millions)		
AFUDC Debt	Interest expense incurred, net of amounts capitalized	$ 12.9	$ 8.7	$ 6.0
AFUDC Equity	Other income (expense), net	10.7	4.0	0.4

We also capitalize interest, when applicable, on undeveloped leasehold costs and certain non-regulated construction projects. In addition, asset retirement costs associated with tangible long-lived regulated utility assets are recognized as liabilities with an increase to the carrying amounts of the related long-lived regulated utility assets in the period incurred. The amounts capitalized are included in Property, plant, and equipment on the accompanying Consolidated Balance Sheets.

Asset Retirement Obligations

Accounting standards for AROs associated with long-lived assets require that the present value of retirement costs for which we have a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over an appropriate period. The associated ARO accretion expense for our non-regulated operations, and regulated operations without a corresponding recovery mechanism, is included within Depreciation, depletion and amortization on the accompanying Consolidated Statements of Income. The accounting for the obligation for regulated operations with a regulatory mechanism has no income statement impact due to the deferral of the adjustments through the establishment of a regulatory asset or a regulatory liability.

We initially record liabilities for the present value of retirement costs for which we have a legal obligation, with an equivalent amount added to the asset cost. The asset is then depreciated or depleted over the appropriate useful life and the liability is accreted over time by applying an interest method of allocation. Any difference in the actual cost of the settlement of the liability and the recorded amount is recognized as a gain or loss in the results of operations at the time of settlement for our non-regulated operations. See Note 7 for additional information.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but the carrying values are reviewed upon an indicator of impairment or at least annually. Intangible assets with a finite life are amortized over their estimated useful lives.

We perform a goodwill impairment test on an annual basis or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. Our annual goodwill impairment testing date is as of October 1, which aligns our testing date with our financial planning process.

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment.

Our goodwill impairment analysis includes an income approach and a market approach to estimate the fair value of our reporting units. These valuations require significant judgments, including, but not limited to: 1) estimates of future cash flows, based on our internal five-year business plans and adjusted as appropriate for our view of market participant assumptions, with long range cash flows estimated using a terminal value calculation; 2) estimates of long-term growth rates for our businesses; 3) the determination of an appropriate weighted-average cost of capital or discount rate; and 4) the utilization of market information such as financial estimates from comparative peer companies and recent sales transactions for comparable assets within the utility and energy industries.

We believe that goodwill reflects the inherent value of the relatively stable, long-lived cash flows of our Utilities businesses, considering the regulatory environment, and the long-lived cash flow and rate base growth opportunities at our Utilities, and those businesses vertically integrated. Goodwill amounts have not changed since 2016.

As of December 31, 2025, and 2024, Goodwill balances were as follows:

	Electric Utilities	Gas Utilities	Total
	(in millions)		
Goodwill	$ 257.3 $	1,042.2 $	1,299.5

Our intangible assets represent contract intangibles, easements, rights-of-way, customer listings, and trademarks. The finite-lived intangible assets are amortized using a straight-line method based on estimated useful lives; these assets are currently being amortized from 2 years to 16 years. Changes to intangible assets for the years ended December 31, were as follows:

	2025	2024	2023
	(in millions)		
Intangible assets, net, beginning balance	$ 7.6 $	8.4 $	9.6
Additions	—	0.3	—
Amortization expense [a]	(1.2)	(1.1)	(1.2)
Intangible assets, net, ending balance	$ 6.4 $	7.6 $	8.4

_____

(a) Amortization expense for existing intangible assets is expected to be $1.2 million for each year of the next five years.

Accrued Liabilities

The following amounts by major classification are included in Accrued liabilities on the accompanying Consolidated Balance Sheets as of December 31:

	2025	2024
	(in millions)	
Accrued employee compensation, benefits and withholdings	$ 92.8 $	85.5
Accrued property taxes	54.8	54.7
Customer deposits and prepayments	59.0	55.6
Accrued interest	57.2	56.4
Other (none of which is individually significant)	58.8	50.0
Total accrued liabilities	$ 322.6 $	302.2

Fair Value Measurements

Financial Instruments

We use the following fair value hierarchy for determining inputs for our financial instruments. Our assets and liabilities for financial instruments are classified and disclosed in one of the following fair value categories:

Level 1 — Unadjusted quoted prices available in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities. Level 1 instruments primarily consist of highly liquid and actively traded financial instruments with quoted pricing information on an ongoing basis.

Level 2 — Pricing inputs include quoted prices for identical or similar assets and liabilities in active markets other than quoted prices in Level 1, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Pricing inputs are generally less observable from objective sources. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy levels. We record transfers, if necessary, between levels at the end of the reporting period for all of our financial instruments.

Transfers into Level 3, if any, occur when significant inputs used to value the derivative instruments become less observable, such as a significant decrease in the frequency and volume in which the instrument is traded, negatively impacting the availability of observable pricing inputs. Transfers out of Level 3, if any, occur when the significant inputs become more observable, such as when the time between the valuation date and the delivery date of a transaction becomes shorter, positively impacting the availability of observable pricing inputs.

<u>Valuation Methodologies for Derivatives</u>

The wholesale electric energy and natural gas commodity contracts for our Utilities are valued using the market approach and include forward strip pricing at liquid delivery points, exchange-traded futures, options, basis swaps and over-the-counter swaps and options (Level 2). For exchange-traded futures, options and basis swap assets and liabilities, fair value was derived using broker quotes validated by the exchange settlement pricing for the applicable contract. For over-the-counter instruments, the fair value is obtained by utilizing a nationally recognized service that obtains observable inputs to compute the fair value, which we validate by comparing our valuation with the counterparty. The fair value of these swaps includes a credit valuation adjustment based on the credit spreads of the counterparties when we are in an unrealized gain position or on our own credit spread when we are in an unrealized loss position.

See Notes 10 and 13 for additional information.

Derivatives and Hedging Activities

All our derivatives are measured at fair value and recognized as either assets or liabilities on the Consolidated Balance Sheets, except for derivative contracts that qualify for and are elected under the normal purchase and normal sales exception. Normal purchases and normal sales are contracts where physical delivery is probable, quantities are expected to be used or sold in the normal course of business over a reasonable amount of time and pricing is clearly and closely related to the asset being purchased or sold. Normal purchase and sales contracts are recognized when the underlying physical transaction is completed under the accrual basis of accounting.

In addition, certain derivative contracts approved by regulatory authorities are either recovered or refunded through customer rates. Any changes in the fair value of these approved derivative contracts are deferred as a regulatory asset or regulatory liability pursuant to ASC 980, *Regulated Operations*.

We also have some derivatives that qualify for hedge accounting and are designated as cash flow hedges. The gain or loss on these designated derivatives is deferred in AOCI and reclassified into earnings when the corresponding hedged transaction is recognized in earnings. Changes in the fair value of all other derivative contracts are recognized in earnings.

We utilize master netting agreements which consist of an agreement between two parties who have multiple contracts with each other that provide for the net settlement of all contracts in the event of default on or termination of any one contract. When the right of setoff exists, accounting standards permit the netting of receivables and payables under a legally enforceable master netting agreement between counterparties. Accounting standards also permit offsetting of fair value amounts recognized for the right to reclaim, or the obligation to return, cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty. We reflect the offsetting of net derivative positions with fair value amounts for cash collateral with the same counterparty when a legal right of setoff exists. Therefore, the gross amounts are not indicative of either our actual credit or net economic exposures.

The cash impacts of settled derivatives are recorded as operating activities on the Consolidated Statements of Cash Flows.

See Notes 9, 10, and 11 for additional information.

Debt Discounts, Premiums, and Deferred Financing Costs

Deferred financing costs include loan origination fees, underwriter fees, legal fees, and other costs directly attributable to the issuance of debt. Debt discounts, premiums, and deferred financing costs are amortized as interest expense on a basis that approximates the effective interest method over the term of the related debt. Unamortized discounts, premiums, and deferred financing costs are presented on the balance sheet as an adjustment to the related debt liabilities. See Note 8 for additional information.

Regulatory Accounting

Our regulated Utilities are subject to cost-of-service regulation and earnings oversight from federal and state regulatory commissions. Our Utilities account for income and expense items in accordance with accounting standards for regulated operations. These accounting policies differ in some respects from those used by our non-regulated businesses. Under these regulated operations accounting standards:

- Certain costs, which would otherwise be charged to expense or OCI, are deferred as regulatory assets based on the expected ability to recover the costs in future rates.

- Certain credits, which would otherwise be reflected as income or OCI, are deferred as regulatory liabilities based on the expectation the amounts will be returned to customers in future rates, or because the amounts were collected in rates prior to the costs being incurred.

Management continually assesses the probability of future recoveries and obligations associated with regulatory assets and liabilities. Factors such as the current regulatory environment, recently issued rate orders, and historical precedents are considered. As a result, we believe that the accounting prescribed under rate-based regulation remains appropriate and our regulatory assets are probable of recovery in current rates or in future rate proceedings.

If changes in the regulatory environment occur, we may no longer be eligible to apply this accounting treatment and may be required to eliminate regulatory assets and liabilities from our balance sheet. Such changes could adversely affect our results of operations, financial position, or cash flows.

See Note 2 for additional information.

Income Taxes

The Company is subject to federal income tax as well as income tax in various state and local jurisdictions. The Company and its subsidiaries file consolidated federal income tax returns. Each subsidiary records both federal and state income taxes as if it were a separate taxpayer and consolidating expense adjustments are allocated to the subsidiaries based on separate company computations of taxable income or loss.

We use the asset and liability method in accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial and tax basis of assets and liabilities as well as operating loss and tax credit carryforwards. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements.

It is our policy to apply the flow-through method of accounting for ITCs. Under the flow-through method, ITCs are reflected in net income as a reduction to income tax expense in the year they qualify. An exception to this general policy is the deferral method, which applies to our regulated businesses. Such a method results in the ITC being amortized as a reduction to income tax expense over the estimated useful lives of the underlying property that gave rise to the credit.

We recognize interest income or interest expense and penalties related to income tax matters in Income tax (expense) on the Consolidated Statements of Income.

We have elected to account for transferable renewable tax credits, including PTCs and ITCs, as a reduction to income taxes payable under the scope of ASC 740 *Income Taxes*. We include the discount from the sale of our tax credits as a component of income tax expense. The sale of tax credits is presented within Operating activities in the Consolidated Statement of Cash Flows consistent with the presentation of cash taxes paid. Renewable tax credits, subject to future transfer, are recorded at the expected net realizable tax value, which includes the difference between the tax value of the credits and the expected sales price. Tax credits are derecognized when control of the tax credits is transferred to other corporate taxpayers. See Notes 3 and 15 for further discussion of the transfer of renewable tax credits to other corporate taxpayers, including related indemnification requirements and valuation allowances, respectively.

We account for uncertainty in income taxes recognized in the financial statements in accordance with the accounting standards for income taxes. The unrecognized tax benefit is classified in Other deferred credits and other liabilities or in Deferred income tax liabilities, net on the accompanying Consolidated Balance Sheets. See Note 15 for additional information.

Earnings per Share of Common Stock

Basic earnings per share is computed by dividing Net income available for common stock by the weighted average number of common shares outstanding during each year. Diluted earnings per share is computed by including all dilutive common shares outstanding during each year, as calculated using the treasury stock method. Diluted common shares are primarily due to equity units, outstanding stock options, restricted stock, and performance shares under our equity compensation plans.

A reconciliation of share amounts used to compute earnings per share is as follows for the years ended December 31:

	2025	2024	2023
	(in millions, except per share amounts)		
Net income available for common stock	$ 291.6	$ 273.1	$ 262.2
Weighted average shares - basic	73.0	69.8	67.0
Dilutive effect of equity compensation	0.2	0.1	0.1
Weighted average shares - diluted	73.2	69.9	67.1
Net income available for common stock, per share - Diluted	$ 3.98	$ 3.91	$ 3.91

Anti-dilutive shares excluded from the diluted earnings per share computation were not material for the years ended December 31, 2025, 2024, and 2023.

Share-Based Compensation

We account for our share-based compensation arrangements in accordance with ASC 718, *Compensation-Stock Compensation*, by recognizing compensation costs for all share-based awards over the respective service period for employee services received in exchange for an award of equity or equity-based compensation. Awards that will be settled in stock are accounted for as equity and the compensation expense is based on the grant date fair value. Awards that are settled in cash are accounted for as liabilities and the compensation expense is re-measured each period based on the current market price and performance achievement measures. See Note 14 for additional information.

Pension and Other Retiree Plans

We recognize on our Consolidated Balance Sheets an asset or liability reflecting the funded status of pension and other retiree plans with current-year changes in actuarial gains or losses recognized in AOCI, except for those plans at certain of our regulated utilities that can recover portions of their pension and retiree obligations through future rates. All plan assets are recorded at fair value. We follow the measurement date provisions of ASC 715, *Compensation-Retirement Benefit*s, which require a year-end measurement date of plan assets and obligations for all defined benefit plans.

Contingencies and Environmental Liabilities

We are involved in certain legal and environmental matters that arise in the normal course of business. Contingent losses and environmental liabilities are recorded when it is determined that it is probable that a loss has occurred, and the amount of the loss can be reasonably estimated. When a range of the probable loss exists and no amount within the range is a better estimate than any other amount, we record a loss contingency at the minimum amount in the range. We record gain contingencies when realized and expected recoveries under applicable insurance contracts when we are assured of recovery.

The Captive's contingent losses may include an amount for losses IBNR. A reserve for IBNR is based upon a loss analysis prepared using actuarial assumptions and techniques. Such liabilities are based on estimates and the ultimate liability may be in excess of or less than the amount provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments for the review process as well as differences between estimates and ultimate payments are reflected in earnings. As of December 31, 2025, a $2.1 million IBNR reserve relating to our Captive has been recorded. See Note 12 for additional information.

Recently Issued Accounting Standards

Targeted Improvements to the Accounting for Internal-Use Software, ASU 2025-06

In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, which amends the accounting guidance for internal-use software under ASC 350-40. The amendments are intended to modernize the recognition and capitalization framework to better reflect current software development practices, particularly agile methodologies. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of ASU 2025-06 on our consolidated financial statements and related disclosures.

Disaggregation of Income Statement Expenses, ASU 2024-03

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures*, and in January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Clarifying the Effective Date.* ASU 2024-03 requires public entities to disclose, in the notes to financial statements, certain costs and expenses, such as purchases of inventory, employee compensation, and costs related to depreciation and amortization. ASU 2024-03, as clarified by ASU 2025-01, is effective for our Annual Report on Form 10-K for the fiscal year ended December 31, 2027, and subsequent interim periods, with early adoption permitted. We are currently evaluating the impact of these standards on our consolidated financial statement disclosures.

Recently Adopted Accounting Standards

Improvements to Income Tax Disclosures, ASU 2023-09

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* which expands public entities' annual disclosures by requiring disclosure of tax rate reconciliation amounts and percentages for specific categories, income taxes paid disaggregated by federal and state taxes, and income tax expense disaggregated by federal and state taxes jurisdiction. We adopted this ASU retrospectively, effective for our Annual Report on Form 10-K for the year ended December 31, 2025. Adoption of this ASU did not have a material impact on our consolidated financial statement disclosures. The additional disclosures required by this ASU are included in Note 15.

(2) REGULATORY MATTERS

We had the following regulatory assets and liabilities as of December 31:

	2025	2024
	(in millions)	
Regulatory assets		
Winter Storm Uri [a]	$ 50.7	$ 109.5
Deferred energy and fuel cost adjustments [b]	83.3	62.8
Deferred gas cost adjustments [b]	10.2	14.5
Gas price derivatives [b]	4.6	2.9
Deferred taxes on AFUDC [b]	10.6	8.0
Employee benefit plans and related deferred taxes [c]	87.4	89.0
Environmental [b]	13.1	10.7
Loss on reacquired debt [b]	14.1	15.7
Deferred taxes on flow-through accounting [b]	94.8	87.7
Other regulatory assets [b]	25.9	26.9
Total regulatory assets	394.7	427.7
Less current regulatory assets	(139.7)	(154.8)
Regulatory assets, non-current	$ 255.0	$ 272.9
Regulatory liabilities		
Deferred energy and fuel cost adjustments [b]	$ 12.3	$ 5.8
Deferred gas cost adjustments [b]	51.5	62.0
Employee benefit plans and related deferred taxes [c]	36.2	36.7
Cost of removal [b]	216.5	197.0
Excess deferred income taxes [c]	230.3	238.5
Colorado renewable energy [b]	33.2	24.1
Other regulatory liabilities [c]	8.2	4.6
Total regulatory liabilities	588.2	568.7
Less current regulatory liabilities	(99.9)	(94.1)
Regulatory liabilities, non-current	$ 488.3	$ 474.6

_____

(a)   Timing of Winter Storm Uri incremental cost recovery and associated carrying costs vary by jurisdiction. See further information below.
(b)   Recovery/repayment of costs, but we are not allowed a rate of return.
(c)   In addition to recovery or repayment of costs, we are allowed a return on a portion of this amount or a reduction in rate base.

Regulatory assets represent items we expect to recover from customers through probable future rates.

Winter Storm Uri - Our Utilities received commission approval to recover incremental fuel, purchased power, and natural gas costs associated with Winter Storm Uri. In certain jurisdictions, we also received commission approval to recover carrying costs. As of December 31, 2025, we estimate that our Winter Storm Uri regulatory asset, which only remains for Arkansas Gas and Kansas Gas, has a weighted-average recovery period of 0.8 year.

Deferred Energy and Fuel Cost Adjustments - Deferred energy and fuel cost adjustments represent the cost of electricity delivered to our Electric Utilities' customers that is either higher or lower than the current rates and will be recovered or refunded in future rates. Deferred energy and fuel cost adjustments are recorded and recovered or amortized as approved by the appropriate state regulatory commission. Our Electric Utilities file periodic quarterly, semi-annual, and/or annual filings to recover these costs based on the respective cost mechanisms approved by their applicable state regulatory commissions.

Deferred Gas Cost Adjustments - Our regulated Gas Utilities have GCA provisions that allow them to pass the cost of gas on to their customers. The GCA is based on forecasts of the upcoming gas costs and recovery or refund of prior under-recovered or over-recovered costs. To the extent that gas costs are under-recovered or over-recovered, they are recorded as a regulatory asset or liability, respectively. Our Gas Utilities file periodic monthly, quarterly, semi-annual, and/or annual filings to recover these costs based on the respective cost mechanisms approved by their applicable state regulatory commissions.

Gas Price Derivatives - Our regulated Gas Utilities, as allowed or required by state regulatory commissions, have entered into certain exchange-traded natural gas futures and options to reduce our customers' underlying exposure to fluctuations in gas prices. Gas price derivatives represent our unrealized positions on our commodity contracts supporting our utilities. Gas price derivatives at December 31, 2025, are hedged over a maximum forward term of two years.

Deferred Taxes on AFUDC - The equity component of AFUDC is considered a temporary difference for tax purposes with the tax detriment being flowed through to customers as prescribed or allowed by regulators. If, based on a regulator's action, it is probable the utility will recover the future increase in taxes payable represented by this flow-through treatment through a rate revenue increase, a regulatory asset is recognized. This regulatory asset is a temporary difference for which a deferred tax liability must be recognized. Accounting standards for income taxes specifically address AFUDC-equity and require a gross-up of such amounts to reflect the revenue requirement associated with a rate-regulated environment.

Employee Benefit Plans and Related Deferred Taxes - Employee benefit plans include the unrecognized prior service costs and net actuarial loss associated with our defined benefit pension plan and post-retirement benefit plans in regulatory assets rather than in AOCI. In addition, this regulatory asset includes the income tax effect of the adjustment required under accounting for compensation - defined benefit plans, to record the full pension and post-retirement benefit obligations. Such income tax effect has been grossed-up to account for the revenue requirement associated with a rate regulated environment.

Environmental - Environmental costs are associated with certain former manufactured gas plant sites. These costs are first offset by recognition of insurance proceeds and settlements with other third parties. Any remaining cost will be requested for recovery in future rate filings. Recovery for these specific environmental costs has not yet been approved by the applicable state regulatory commission and therefore, the recovery period is unknown at this time.

Loss on Reacquired Debt - Loss on reacquired debt is recovered over the remaining life of the original issue or, if refinanced, over the life of the new issue.

Deferred Taxes on Flow-Through Accounting - Under flow-through accounting, the income tax effects of certain tax items are reflected in our cost of service for the customer and result in lower utility rates in the year in which the tax benefits are realized. A regulatory asset was established to reflect that future increases in income taxes payable will be recovered from customers as the temporary differences reverse. As a result of this regulatory treatment, we continue to record a net tax benefit for costs considered currently deductible for tax purposes but are capitalized for book purposes.

Regulatory liabilities represent items we expect to refund to customers through probable future decreases in rates.

Deferred Energy and Fuel Cost Adjustments - Deferred energy and fuel costs that have been over-recovered through customer rates and will be returned to customers in future periods.

Deferred Gas Cost Adjustments - Deferred gas costs that have been over-recovered through customer rates and will be returned to customers in future periods.

Employee Benefit Plans and Related Deferred Taxes - Employee benefit plans represent the cumulative excess of pension and retiree healthcare costs recovered in rates over pension expense recorded in accordance with ASC 715, *Compensation-Retirement Benefits*. In addition, this regulatory liability includes the income tax effect of the adjustment required under ASC 715, *Compensation-Retirement Benefits*, to record the full pension and post-retirement benefit obligations. Such income tax effect has been grossed-up to account for the revenue requirement associated with a rate regulated environment.

Cost of Removal - Cost of removal represents the estimated cumulative net provisions for future removal costs for which there is no legal obligation for removal included in depreciation expense.

Colorado Renewable Energy - Colorado renewable energy represents Colorado Electric's RESA and CEPR mechanisms. Through these mechanisms, which are authorized by the CPUC, Colorado Electric is allowed to charge its retail customers an incremental rate limited to 1.5% per mechanism that provides funding for various renewable energy projects and programs to comply with requirements under the State of Colorado's emissions reduction legislation.

Excess Deferred Income Taxes - The revaluation of the regulated utilities' deferred tax assets and liabilities due to the passage of the TCJA was recorded as excess deferred income taxes to be refunded to customers primarily using the normalization principles as prescribed in the TCJA. A majority of the excess deferred taxes are subject to the average rate assumption method, as prescribed by the IRS, and will generally be amortized as a reduction of customer rates over the remaining lives of the related assets.

Recent Rate Review Activity

Arkansas Gas

On December 5, 2025, Arkansas Gas filed a rate review with the APSC seeking recovery of infrastructure investments in its 7,200-mile natural gas pipeline system. The rate review requested $29.4 million in new annual revenue with a capital structure of 50% equity and 50% debt and a return on equity of 10.5%. The request seeks to implement new rates in the fourth quarter of 2026.

Colorado Electric

On June 14, 2024, Colorado Electric filed a rate review with the CPUC seeking recovery of infrastructure investments in its 3,200-mile electric distribution and 600-mile electric transmission systems. On March 17, 2025, Colorado Electric received an order from the CPUC for a general rate increase which was expected to generate approximately $17.0 million of new annual revenue based on a weighted average cost of capital of 6.9% with a capital structure in a range of 47% to 49% equity and 51% to 53% debt, and a return on equity in a range of 9.3% to 9.5%. The new rates were effective March 22, 2025. On April 7, 2025, Colorado Electric filed a request with the CPUC for rehearing, re-argument or reconsideration ("RRR"). On May 6, 2025, Colorado Electric received a final decision from the CPUC related to its RRR request, increasing new annual revenue from approximately $17.0 million to approximately $17.5 million.

Iowa Gas

On May 1, 2024, Iowa Gas filed a rate review with the IUC seeking recovery of infrastructure investments in its 5,000-mile natural gas pipeline system. In the fourth quarter of 2024, Iowa Gas received final approval from the IUC for a settlement agreement for a general rate increase. The approved Black-box Settlement is expected to generate $15.0 million of new annual revenue based on a weighted average cost of capital of 7.2%. New rates were enacted on January 1, 2025, which replaced interim rates.

Kansas Gas

On February 3, 2025, Kansas Gas filed a rate review with the KCC seeking recovery of infrastructure investments in its 4,765-mile natural gas pipeline system and increased operations and maintenance costs driven by inflation and operational needs to serve customers. On July 24, 2025, Kansas Gas received final approval from the KCC for a settlement agreement for a general rate increase. The approved Black-box Settlement is expected to generate $10.8 million in new annual revenue and will shift $4.4 million of GSRS rider revenue to base rates. New rates were enacted on August 1, 2025. The settlement also includes approval for Kansas Gas to file an abbreviated case that includes the addition of capital placed in service through December 31, 2025, which Kansas Gas expects to submit in first quarter of 2026.

Nebraska Gas

On May 1, 2025, Nebraska Gas filed a rate review with the NPSC seeking recovery of infrastructure investments in its 12,900-mile natural gas pipeline system and increased operations and maintenance costs driven by inflation and operational needs to serve customers. On December 9, 2025, Nebraska Gas received final approval from the NPSC for a settlement agreement for a general rate increase. The settlement is expected to generate $23.9 million in new annual revenue with a capital structure of 51% equity and 49% debt and a return on equity of 9.85%. The settlement also includes renewal of Nebraska Gas' SSIR for five years and the development of a two-year pilot program for a weather normalization adjustment rider. New rates were enacted on January 1, 2026, which replaced interim rates effective in August 2025.

(3) COMMITMENTS, CONTINGENCIES, AND GUARANTEES

Unconditional Purchase Obligations

We have various PPAs and transmission service agreements, which extend to 2044, to support our Electric Utilities' capacity and energy needs beyond our regulated power plants' generation.

Our Utilities purchase natural gas, including transportation and storage capacity, to meet customers' needs under short-term and long-term purchase contracts. These contracts extend to 2044.

The following is a schedule of unconditional purchase obligations required under the power purchase, transmission services, and natural gas transportation and storage agreements:

	PPAs [a]	Transmission Services Agreements	Natural gas supply, transportation and storage agreements
		(in millions)	
Future commitments for the year ending December 31,			
2026	$ 1.7	$ 33.5	$ 225.0
2027	126.9	44.8	200.9
2028	33.6	44.8	134.5
2029	—	44.8	39.9
2030	—	44.8	32.6
Thereafter	—	—	111.7
Total future commitments	$ 162.2	$ 212.7	$ 744.6

(a) This schedule does not reflect renewable energy PPA future obligations since these agreements vary based on weather conditions.

Lease Agreements

Lessee

We lease from third parties certain office and operation center facilities, communication tower sites, equipment, and materials storage. Our leases have remaining terms ranging from less than one year to 30 years, including options to extend that are reasonably certain to be exercised. Our operating and finance leases were not material to the Company's Consolidated Financial statements.

Lessor

We lease to third parties certain generating station ground leases, communication tower sites, and a natural gas pipeline. These leases have remaining terms ranging from less than one year to 29 years. Lease revenue was not material for the years ended December 31, 2025, 2024, and 2023.

As of December 31, 2025, scheduled maturities of operating lease payments to be received in future years were as follows:

	Operating Leases
	(in millions)
2026	$ 3.9
2027	2.4
2028	2.5
2029	2.5
2030	2.4
Thereafter	52.0
Total lease receivables	$ 65.7

Environmental Matters

We are subject to costs resulting from a number of federal, state, and local laws and regulations which affect future planning and existing operations. Laws and regulations can result in increased capital expenditures, operating, and other costs as a result of compliance, remediation, and monitoring obligations. Due to the environmental issues discussed below, we may be required to modify, curtail, replace, or cease operating certain facilities or operations to comply with statutes, regulations, and other requirements of regulatory bodies.

Reclamation Liabilities

For our Pueblo Airport Generation site, we posted a bond with the State of Colorado to cover the costs of remediation for a waste water containment pond permitted to provide wastewater storage and processing for this zero-discharge facility. The reclamation liability is recorded at the present value of the estimated future cost to reclaim the land.

Under our land leases for our wind generation facilities, we are required to reclaim land where we have placed wind turbines. The reclamation liabilities are recorded at the present value of the estimated future cost to reclaim the land.

Under its mining permit, WRDC is required to reclaim all land where it has mined reserves. The reclamation liability is recorded at the present value of the estimated future cost to reclaim the land.

See Note 7 for additional information.

Manufactured Gas Plants

In 2008, we acquired whole and partial liabilities for former manufactured gas plant sites in Nebraska and Iowa, which were previously used to convert coal to natural gas. The acquisition provided for an insurance recovery, which was valued at $1.5 million at the time of recovery in October 2025 and was used to offset remediation costs.

As of December 31, 2024, we had an Accrued liability of $9.7 million on our Consolidated Balance Sheets for the remaining remediation of the manufactured gas plant site in Iowa. During the year ended December 31, 2025, we completed substantially all remaining remediation work. As of December 31, 2025, $11.5 million of cumulative remediation costs, which are net of our $1.5 million insurance recovery asset, were recorded to a Regulatory asset on our Consolidated Balance Sheets. Iowa Gas intends to seek recovery of this $11.5 million regulatory asset during a future rate review.

As of December 31, 2025, we had $0.6 million accrued for remediation of the manufactured gas plant sites in Nebraska, which are included in Other deferred credits and other liabilities on our Consolidated Balance Sheets.

The remediation cost estimates for Nebraska could change materially due to results of further investigations, actions of environmental agencies, or the financial viability of other responsible parties.

Contingencies and Legal Proceedings

In the normal course of business, we are subject to various lawsuits, actions, proceedings, claims, and other matters asserted under laws and regulations. We believe the amounts provided in the consolidated financial statements to satisfy alleged liabilities are adequate in light of the probable and estimable contingencies. However, there can be no assurance that the actual amounts required to satisfy alleged liabilities from various legal proceedings, claims, and other matters discussed, and to comply with applicable laws and regulations will not exceed the amounts reflected in the consolidated financial statements.

Deborah Ferrari et al. v. Colorado Electric, Case No. 2024CV31889 (District Court for the City and County of Denver, Colorado)

During the year ended December 31, 2025, Colorado Electric settled a legal matter involving an auto accident. As part of the settlement, Colorado Electric recognized a legal liability of $20 million, which is included in Accrued liabilities on the Consolidated Balance Sheets as of December 31, 2025.

In connection with this matter, Colorado Electric also recognized a loss recovery receivable of $20 million under its insurance coverage, which management determined is probable of collection based on confirmation from the insurer and policy terms. The receivable is presented in Other current assets on the Consolidated Balance Sheet as of December 31, 2025. The liability and receivable are presented gross, as we do not have an enforceable legal right of set‑off and do not intend net settlement.

The settlement and recovery were both recognized in the same reporting period, resulting in no material net impacts on the Consolidated Statements of Income for the year ended December 31, 2025. We do not expect additional material losses related to this matter. We expect to pay the legal liability and receive the insurance receivable in 2026.

GT Resources, LLC v. Black Hills Corporation, Case No. 2020CV30751 (District Court for the City and County of Denver, Colorado)

On April 13, 2022, a jury awarded $41 million for claims made by GT Resources, LLC ("GTR") against BHC and two of its subsidiaries (Black Hills Exploration and Production, Inc. and Black Hills Gas Resources, Inc.), which ceased oil and natural gas operations in 2018 as part of BHC's decision to exit the exploration and production business. The claims involved a dispute over a 2.3 million-acre concession award in Costa Rica which was acquired by a BHC subsidiary in 2003. GTR retained rights to receive a royalty interest on any hydrocarbon production from the concession upon the occurrence of contingent events. GTR contended that BHC and its subsidiaries failed to adequately pursue the opportunity and failed to transfer the concession to GTR. We appealed this verdict to the Colorado Court of Appeals. On October 19, 2023, the Appellate Court reversed and remanded the case with directions limiting any retrial to the narrow issue of whether there was improper interference with the prospective conveyance of the concession. The retrial occurred and on May 12, 2025, the jury returned a verdict in favor of BHC and its subsidiaries on all counts, thus resolving any claims without material impact on our financial position, results or operations and cash flows.

Indemnification

In the normal course of business, we enter into agreements that include indemnification in favor of third parties, such as information technology agreements, purchase and sale agreements, and lease contracts. We have also agreed to indemnify our directors, officers, and employees in accordance with our articles of incorporation, as amended. Certain agreements do not contain any limits on our liability and therefore, it is not possible to estimate our potential liability under these indemnifications. In certain cases, we have recourse against third parties with respect to these indemnities. Further, we maintain insurance policies, including the Captive, that may provide coverage against certain claims under these indemnities.

Transfers of Renewable Tax Credits

In June 2024 and January 2025 we entered into agreements with a third party to sell our 2023 and 2024 generated PTCs, respectively. In January 2026, we entered into a similar agreement with the same third party to sell our 2025 generated PTCs. In each of these agreements, we provided indemnifications associated with the proceeds for PTCs transferred to the third party in the event of an adverse interpretation of tax law, including whether the related tax credits meet the qualification requirements. Additionally, in our agreement for the sale of our 2024 and 2025 generated PTCs, we provided indemnifications in the event of a change in tax law. We believe the likelihood of having to make any material cash payments under these indemnifications is remote. See Note 15 for additional information.

Guarantees

We have entered into various parent company-level guarantees providing financial or performance assurance to third parties on behalf of certain of our subsidiaries. These guarantees do not represent incremental consolidated obligations, but rather, represent guarantees of subsidiary obligations to allow those subsidiaries to conduct business without posting other forms of assurance. The agreements, which are off-balance sheet commitments, include support for business operations, indemnification for reclamation and surety bonds. The guarantees were entered into in the normal course of business. To the extent liabilities are incurred as a result of activities covered by these guarantees, such liabilities are included in our Consolidated Balance Sheets.

We had the following guarantees in place as of:

Nature of Guarantee	Maximum Exposure at December 31, 2025
	(in millions)
Indemnification for reclamation/surety bonds	$ 84.7
Guarantees supporting business transactions	485.2
Total guarantees	$ 569.9

(4) REVENUE

The following tables depict the disaggregation of revenue, including intercompany revenue, from contracts with customers by customer type and timing of revenue recognition for each of the reportable segments, for the years ended December 31, 2025, 2024, and 2023. Sales tax and other similar taxes are excluded from revenues.

Year ended December 31, 2025	Electric Utilities	Gas Utilities	Inter-segment Eliminations	Total
Customer types:		(in millions)		
Retail	$ 760.4	$ 1,124.9	$ —	$ 1,885.3
Transportation	—	194.4	(0.4)	194.0
Wholesale	21.7	—	—	21.7
Market - off-system sales	51.9	0.2	—	52.1
Transmission	45.2	0.6	—	45.8
Other revenues	59.3	43.2	(15.2)	87.3
Revenue from contracts with customers	938.5	1,363.3	(15.6)	2,286.2
Alternative revenue and other	4.3	19.5	—	23.8
Total revenues	$ 942.8	$ 1,382.8	$ (15.6)	$ 2,310.0
Timing of revenue recognition:				
Services transferred at a point in time	$ 34.9	$ —	$ —	$ 34.9
Services transferred over time	903.6	1,363.3	(15.6)	2,251.3
Revenue from contracts with customers	$ 938.5	$ 1,363.3	$ (15.6)	$ 2,286.2

Year ended December 31, 2024	Electric Utilities	Gas Utilities	Inter-segment Eliminations	Total
Customer types:		(in millions)		
Retail	$ 698.6	$ 1,022.6	$ —	$ 1,721.2
Transportation	—	178.2	(0.4)	177.8
Wholesale	26.8	—	—	26.8
Market - off-system sales	34.8	0.1	—	34.9
Transmission	52.2	0.7	—	52.9
Other revenues	58.7	43.1	(17.4)	84.4
Revenue from contracts with customers	871.1	1,244.7	(17.8)	2,098.0
Alternative revenue and other	5.0	24.7	—	29.7
Total revenues	$ 876.1	$ 1,269.4	$ (17.8)	$ 2,127.7
Timing of revenue recognition:				
Services transferred at a point in time	$ 34.7	$ —	$ —	$ 34.7
Services transferred over time	836.4	1,244.7	(17.8)	2,063.3
Revenue from contracts with customers	$ 871.1	$ 1,244.7	$ (17.8)	$ 2,098.0

Year ended December 31, 2023	Electric Utilities	Gas Utilities	Inter-segment Eliminations	Total
Customer types:		(in millions)		
Retail	$ 666.1	$ 1,248.8	$ —	$ 1,914.9
Transportation	—	176.8	(0.5)	176.3
Wholesale	34.2	—	—	34.2
Market - off-system sales	50.9	0.4	—	51.3
Transmission	47.1	0.7	—	47.8
Other revenues	55.9	38.7	(17.4)	77.2
Revenue from contracts with customers	854.2	1,465.4	(17.9)	2,301.7
Alternative revenue and other	10.8	18.8	—	29.6
Total revenues	$ 865.0	$ 1,484.2	$ (17.9)	$ 2,331.3
Timing of revenue recognition:				
Services transferred at a point in time	$ 31.5	$ —	$ —	$ 31.5
Services transferred over time	822.7	1,465.4	(17.9)	2,270.2
Revenue from contracts with customers	$ 854.2	$ 1,465.4	$ (17.9)	$ 2,301.7

(5) PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31 consisted of the following:

Electric Utilities	2025 Property, Plant and Equipment	2025 Weighted Average Useful Life	2024 Property, Plant and Equipment	2024 Weighted Average Useful Life	Lives Minimum	Lives Maximum
	(dollars in millions, life in years)				(in years)	
Electric plant:						
Production	$ 1,545.4	40	$ 1,508.5	39	32	45
Electric transmission	1,052.3	48	793.7	48	44	51
Electric distribution	1,347.3	49	1,238.5	47	45	55
Integrated Generation	727.3	30	724.0	30	19	38
Plant acquisition adjustment [a]	4.9	32	4.9	32	32	32
General	310.2	25	306.6	26	16	28
Total electric plant in service	4,987.4		4,576.2			
Construction work-in-progress	270.1		259.4			
Total electric plant	5,257.5		4,835.6			
Less accumulated depreciation	(1,366.5)		(1,280.3)			
Electric plant net of accumulated depreciation	$ 3,891.0		$ 3,555.3			

[a] The plant acquisition adjustment, which relates to the acquisition of our ownership interest in Wyodak Plant, is included in rate base and is being recovered with 5 years remaining.

Gas Utilities	2025		2024		Lives	
	Property, Plant and Equipment	Weighted Average Useful Life	Property, Plant and Equipment	Weighted Average Useful Life	Minimum	Maximum
	(dollars in millions, life in years)				(in years)	
Gas plant:						
Production	$ 26.3	44	$ 21.6	43	24	45
Gas transmission	860.0	57	817.5	58	32	73
Gas distribution	3,414.3	57	3,107.3	57	48	61
Cushion gas - not depreciable [a]	51.4	N/A	52.1	N/A	N/A	N/A
Storage	83.6	42	78.8	42	36	47
General	587.2	22	599.4	22	20	25
Total gas plant in service	5,022.8		4,676.7			
Construction work-in-progress	50.5		43.5			
Total gas plant	5,073.3		4,720.2			
Less accumulated depreciation	(744.4)		(656.3)			
Gas plant net of accumulated depreciation	$ 4,328.9		$ 4,063.9			

(a) Depreciation of Cushion Gas is determined by the respective regulatory jurisdiction in which the Cushion Gas resides.

Corporate	2025		2024		Lives	
	Property, Plant and Equipment	Weighted Average Useful Life	Property, Plant and Equipment	Weighted Average Useful Life	Minimum	Maximum
	(dollars in millions, life in years)				(in years)	
Total plant in service	$ 0.3	N/A	$ 0.4	N/A	N/A	N/A
Construction work-in-progress	13.8		10.3			
Total gross property, plant and equipment	14.1		10.7			
Less accumulated depreciation	0.2		—			
Total net of accumulated depreciation	$ 14.3		$ 10.7			

(6) JOINTLY OWNED FACILITIES

Investments in certain generation and transmission facilities are jointly-owned with non-affiliated third parties. A proportionate share of jointly-owned facilities is recorded as Property, plant and equipment on the Consolidated Balance Sheets. Our share of the facilities' expenses is reflected in the appropriate categories of operating expenses in the Consolidated Statements of Income. Each owner of the facility is responsible for financing its investment in the jointly-owned facilities.

At December 31, 2025, our interests in jointly-owned generating facilities and transmission systems were:

	Ownership Interest	Plant in Service	Construction Work in Progress	Less Accumulated Depreciation	Total property, plant and equipment, net
			(in millions)		
Wyodak Plant [a]	20%	$ 123.5	$ —	$ (80.1)	$ 43.4
Transmission Tie	35%	$ 24.5	$ —	$ (8.7)	$ 15.8
Wygen III [b]	52%	$ 144.3	$ 0.4	$ (31.3)	$ 113.4
Wygen I [c]	76.5%	$ 119.4	$ 0.5	$ (64.2)	$ 55.7

(a) In addition to supplying South Dakota Electric with coal for its share of the Wyodak Plant, our mine supplies PacifiCorp's share of the coal under a separate long-term agreement through December 31, 2026, with an annual renewal option for one-year extensions. This coal supply agreement is collateralized by a mortgage on and a security interest in some of WRDC's coal reserves.
(b) South Dakota Electric retains responsibility for plant operations. WRDC supplies fuel to Wygen III for the life of the plant.
(c) Black Hills Wyoming retains responsibility for plant operations. WRDC supplies fuel to Wygen I for the life of the plant.

(7) ASSET RETIREMENT OBLIGATIONS

We have identified legal obligations related to reclamation of mining sites; removal of fuel tanks, transformers containing polychlorinated biphenyls, an evaporation pond; and reclamation of wind turbine sites at our Electric Utilities segment. In addition, we have identified legal obligations related to retirement of gas pipelines, wells, and compressor stations at our Gas Utilities and removal of asbestos at our Utilities. We periodically review and update estimated costs related to these AROs. The actual cost may vary from estimates due to regulatory requirements, changes in technology and increased labor, materials, and equipment costs.

The following tables present the details of AROs which are included on the accompanying Consolidated Balance Sheets in Other deferred credits and other liabilities:

	December 31, 2024	Liabilities Incurred	Liabilities Settled	Accretion	Revisions to Prior Estimates	December 31, 2025
	(in millions)					
Electric Utilities	$ 30.0	$ —	$ —	$ 1.3	$ (0.3)	$ 31.0
Gas Utilities	70.7	—	—	2.9	—	73.6
Total	$ 100.7	$ —	$ —	$ 4.2	$ (0.3)	$ 104.6

	December 31, 2023	Liabilities Incurred	Liabilities Settled	Accretion	Revisions to Prior Estimates	December 31, 2024
	(in millions)					
Electric Utilities	$ 28.7	$ —	$ —	$ 1.1	$ 0.2	$ 30.0
Gas Utilities	67.5	0.2	—	3.0	—	70.7
Total	$ 96.2	$ 0.2	$ —	$ 4.1	$ 0.2	$ 100.7

We also have legally required AROs related to certain assets within our electric transmission and distribution systems. These retirement obligations are pursuant to an easement or franchise agreement and are only required if we discontinue our utility service under such easement or franchise agreement. Accordingly, it is not possible to estimate a time period when these obligations could be settled, and therefore, a liability for the cost of these obligations cannot be measured at this time.

(8) FINANCING

Shelf Registration Statement

We maintain an effective shelf registration statement (Registration No. 333-272739) with the SEC under which we may issue, from time to time, an unspecified amount of senior debt securities, subordinated debt securities, common stock, preferred stock, warrants, and other securities.

Short-term debt

Revolving Credit Facility and CP Program

On May 31, 2024, we amended and restated our corporate Revolving Credit Facility, maintaining total commitments of $750 million and extending the term through May 31, 2029, with two one-year extension options (subject to consent from lenders). On June 6, 2025, with approval from our lenders, we utilized one of our two available one-year extension options under the amended and restated Revolving Credit Facility, thereby extending its maturity date to May 31, 2030.This facility is similar to the former revolving credit facility, which includes an accordion feature that allows us to increase total commitments up to $1.0 billion with the consent of the administrative agent, the issuing agents and each bank increasing or providing a new commitment. Borrowings continue to be available under a base rate or various SOFR rate options. The interest costs associated with the letters of credit or borrowings and the commitment fee under the Revolving Credit Facility are determined based upon our Corporate credit rating from S&P and Moody's for our senior unsecured long-term debt. Based on our current credit ratings, the margins for base rate borrowings, SOFR borrowings and letters of credit were 0.125%, 1.125%, and 1.125%, respectively, at December 31, 2025. Based on our credit ratings, the commitment fee on unused amounts was 0.175%.

We have a $750 million, unsecured CP Program that is backstopped by the Revolving Credit Facility. Amounts outstanding under the Revolving Credit Facility and the CP Program, either individually or in the aggregate, cannot exceed $750 million. The notes issued under the CP Program may have maturities not to exceed 397 days from the date of issuance and bear interest (or are sold at par less a discount representing an interest factor) based on, among other things, the size and maturity date of the note, the frequency of the issuance and our credit ratings. Under the CP Program, any borrowings rank equally with our unsecured debt. Notes under the CP Program are not registered and are offered and issued pursuant to a registration exemption.

Our Revolving Credit Facility and CP Program, which are classified as Notes payable on the Consolidated Balance Sheets, had the following borrowings, outstanding letters of credit, and available capacity at December 31:

	2025	2024
	(dollars in millions)	
Amount outstanding	$ —	$ 133.8
Letters of credit [a]	3.2	3.5
Available capacity	746.8	612.7
Weighted average interest rates	N/A	4.74%

[a]   Letters of credit are off-balance sheet commitments that reduce the borrowing capacity available on our corporate Revolving Credit Facility.

Revolving Credit Facility and CP Program borrowing activity for the years ended December 31 was as follows:

	2025	2024
	(dollars in millions)	
Maximum amount outstanding (based on daily outstanding balances)	$ 263.6	$ 140.6
Average amount outstanding (based on daily outstanding balances)	87.1	17.1
Weighted average interest rates	4.55%	4.86%

Long-term debt

Long-term debt outstanding was as follows:

	Due Date	Interest Rate at December 31, 2025	Balance Outstanding December 31, 2025	December 31, 2024
			(in millions)	
BHC				
Senior unsecured notes due 2026	January 15, 2026	3.95%	$ 300.0	$ 300.0
Senior unsecured notes due 2027	January 15, 2027	3.15%	400.0	400.0
Senior unsecured notes due 2028	March 15, 2028	5.95%	350.0	350.0
Senior unsecured notes, due 2029	October 15, 2029	3.05%	400.0	400.0
Senior unsecured notes, due 2030	June 15, 2030	2.50%	400.0	400.0
Senior unsecured notes, due 2031	January 31, 2031	4.55%	450.0	—
Senior unsecured notes due 2033	May 1, 2033	4.35%	400.0	400.0
Senior unsecured notes due 2034	May 15, 2034	6.15%	450.0	450.0
Senior unsecured notes due 2035	January 15, 2035	6.00%	450.0	450.0
Senior unsecured notes, due 2046	September 15, 2046	4.20%	300.0	300.0
Senior unsecured notes, due 2049	October 15, 2049	3.88%	300.0	300.0
Total BHC debt			4,200.0	3,750.0
South Dakota Electric				
First Mortgage Bonds due 2032 [a]	August 15, 2032	7.23%	75.0	75.0
First Mortgage Bonds due 2039 [a]	November 1, 2039	6.13%	180.0	180.0
First Mortgage Bonds due 2044 [a]	October 20, 2044	4.43%	85.0	85.0
Total South Dakota Electric debt			340.0	340.0
Wyoming Electric				
Industrial development revenue bonds due 2027 [b] [c]	March 1, 2027	3.35%	10.0	10.0
First Mortgage Bonds due 2037 [a]	November 20, 2037	6.67%	110.0	110.0
First Mortgage Bonds due 2044 [a]	October 20, 2044	4.53%	75.0	75.0
Total Wyoming Electric debt			195.0	195.0
Total long-term debt			4,735.0	4,285.0
Less current maturities			—	—
Less unamortized debt discount			(7.8)	(8.7)
Less unamortized deferred financing costs [d]			(26.1)	(26.1)
Long-term debt, net of current maturities and deferred financing costs			$ 4,701.1	$ 4,250.2

_____

[a] Substantially all of the tangible utility property of South Dakota Electric and Wyoming Electric is subject to the lien of indentures securing their first mortgage bonds. First mortgage bonds of South Dakota Electric and Wyoming Electric may be issued in amounts limited by property, earnings and other provisions of the mortgage indentures.

[b] Variable interest rate.

[c] A reimbursement agreement is in place with Wells Fargo on behalf of Wyoming Electric for the $10 million bonds due March 1, 2027. In the case of default, we hold the assumption of liability for drawings on Wyoming Electric's Letter of Credit attached to these bonds.

[d] Includes unamortized deferred financing costs associated with our Revolving Credit Facility of $2.3 million and $2.4 million as of December 31, 2025, and December 31, 2024, respectively.

Scheduled maturities of long-term debt and associated interest payments by year are shown below:

	Payments Due by Period						
	2026	**2027**	**2028**	**2029**	**2030**	**Thereafter**	**Total**
	(in millions)						
Principal payments on Long-term debt including current maturities [a]	$ 300.0 $	410.0 $	350.0 $	400.0 $	400.0 $	2,875.0 $	4,735.0
Interest payments on Long-term debt [a]	206.1	197.1	180.3	169.9	152.7	956.3	1,862.4

_____

(a)   Long-term debt amounts do not include deferred financing costs or discounts or premiums on debt. Estimated interest payments on variable rate debt are calculated by utilizing the applicable rates as of December 31, 2025.

Debt Transactions

On October 2, 2025, we completed a public debt offering of $450 million, 4.55% senior unsecured notes due January 31, 2031. Proceeds from the offering, which were reduced by $4.0 million of deferred financing costs, were used to repay all $300 million principal amount outstanding of our 3.95% senior unsecured notes at their January 15, 2026, maturity date and for other general corporate purposes.

Financial Covenants

Revolving Credit Facility

We were in compliance with all of our Revolving Credit Facility covenants as of December 31, 2025. We are required to maintain a Consolidated Indebtedness to Capitalization Ratio not to exceed 0.65 to 1.00. Subject to applicable cure periods, a violation of this covenant would constitute an event of default that entitles the lenders to terminate their remaining commitments and accelerate all principal and interest outstanding. As of December 31, 2025, our Consolidated Indebtedness to Capitalization Ratio was 0.55 to 1.00.

Wyoming Electric

Wyoming Electric was in compliance with all covenants within its financing agreements as of December 31, 2025. Wyoming Electric is required to maintain a debt to capitalization ratio of no more than 0.60 to 1.00. As of December 31, 2025, Wyoming Electric's debt to capitalization ratio was 0.50 to 1.00.

Dividend Restrictions

Our Revolving Credit Facility and other debt obligations contain restrictions on the payment of cash dividends when a default or event of default occurs.

Due to our holding company structure, substantially all of our operating cash flows are provided by dividends paid or distributions made by our subsidiaries. The cash to pay dividends to our shareholders is derived from these cash flows. As a result, certain statutory limitations or regulatory or financing agreements could affect the levels of distributions allowed to be made by our subsidiaries.

Our Utilities are generally limited to the amount of dividends allowed to be paid to our utility holding company under the Federal Power Act and settlement agreements with state regulatory jurisdictions. As of December 31, 2025, the amount of restricted net assets at our Utilities that may not be distributed to our utility holding company in the form of a loan or dividend was approximately $160.8 million.

South Dakota Electric and Wyoming Electric are generally limited to the amount of dividends allowed to be paid to our utility holding company under certain financing agreements.

Equity

Although our aforementioned shelf registration statement does not limit our issuance capacity, our ability to issue securities is limited to the authority granted by our Board of Directors, certain covenants in our financing arrangements and restrictions imposed by federal and state regulatory authorities. Our articles of incorporation authorize the issuance of 100 million shares of common stock and 25 million shares of preferred stock. As of December 31, 2025, we had 75.5 million shares of common stock outstanding and no shares of preferred stock outstanding.

At-the-Market Equity Offering Program

On May 8, 2025, we entered into a First Amendment to our Equity Distribution Sales Agreement (the "First Amendment"). The First Amendment, among other things, provides for the continuation of the ATM, which allows us to sell shares of common stock under the Company's shelf registration statement (Registration No. 333-272739), and resets the size of the ATM to $400 million. The First Amendment aggregate gross sales price limitation of $400 million supersedes and replaces the aggregate gross sales price limitation provided in our Equity Distribution Sales Agreement. Except as modified by the First Amendment, our Equity Distribution Sales Agreement remains in full force and effect.

ATM activity for the years ended December 31 was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	(in millions, except per share amounts)		
August 4, 2020 ATM Program			
Proceeds, (net of issuance costs of $0.0, $0.0, and $(0.5), respectively)	$ —	$ —	$ 48.5
Number of shares issued	—	—	0.8
June 16, 2023 ATM Program			
Proceeds, (net of issuance costs of $(0.6), $(1.8), and $(0.7), respectively)	$ 45.7	$ 181.6	$ 70.2
Number of shares issued	0.8	3.3	1.2
May 8, 2025 ATM Program			
Proceeds, (net of issuance costs of $(1.8), $0.0, and $0.0, respectively)	$ 173.9	$ —	$ —
Number of shares issued	2.9	—	—
Total activity under all ATM Programs			
Proceeds, (net of issuance costs of $(2.4), $(1.8), and $(1.2), respectively)	$ 219.6	$ 181.6	$ 118.7
Number of shares issued	3.7	3.3	2.0
Average price per share	$ 59.56	$ 55.63	$ 59.04

(9) RISK MANAGEMENT AND DERIVATIVES

Market and Credit Risk Disclosures

Our activities in the energy industry expose us to a number of risks in the normal operations of our businesses. Depending on the activity, we are exposed to varying degrees of market risk and credit risk.

Market Risk

Market risk is the potential loss that may occur as a result of an adverse change in market price, rate or supply. We are exposed, but not limited to, the following market risks:

- Commodity price risk associated with our retail natural gas and wholesale electric power marketing activities and our fuel procurement for several of our gas-fired generation assets, which include market fluctuations due to unpredictable factors such as weather, wildfires, geopolitical events, pandemics, market speculation, recession, inflation, pipeline constraints, and other factors that may impact natural gas and electric supply and demand; and

- Interest rate risk associated with future debt, including reduced access to liquidity during periods of extreme capital markets volatility.

Credit Risk

Credit risk is the risk of financial loss resulting from non-performance of contractual obligations by a counterparty.

We attempt to mitigate our credit exposure by conducting business primarily with high credit quality entities, setting tenor, and credit limits commensurate with counterparty financial strength, obtaining master netting agreements, and mitigating credit exposure with less creditworthy counterparties through parental guarantees, cash collateral requirements, letters of credit, and other security agreements.

We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by review of their current credit information. We maintain a provision for estimated credit losses based upon historical experience, changes in current market conditions, expected losses, and any specific customer collection issue that is identified.

Derivatives and Hedging Activity

Our derivative and hedging activities included in the accompanying Consolidated Balance Sheets, Consolidated Statements of Income, and Consolidated Statements of Comprehensive Income (Loss) are detailed below and within Note 10.

The operations of our Utilities, including natural gas sold by our Gas Utilities and natural gas used by our Electric Utilities' generation plants or those plants under PPAs where our Electric Utilities must provide the generation fuel (tolling agreements), expose our utility customers to natural gas price volatility. Therefore, as allowed or required by state utility commissions, we have entered into commission approved hedging programs utilizing natural gas futures, options, over-the-counter swaps, and basis swaps to reduce our customers' underlying exposure to these fluctuations. These transactions are considered derivatives, and in accordance with accounting standards for derivatives and hedging, mark-to-market adjustments are recorded as Derivative assets or Derivative liabilities on the accompanying Consolidated Balance Sheets, net of balance sheet offsetting as permitted by GAAP.

For our regulated Utilities' hedging plans, unrealized and realized gains and losses, as well as option premiums and commissions on these transactions are recorded as Regulatory assets or Regulatory liabilities in the accompanying Consolidated Balance Sheets in accordance with state regulatory commission guidelines. When the related costs are recovered through our rates, the hedging activity is recognized in the Consolidated Statements of Income.

Through Black Hills Energy Services, our non-regulated natural gas commodity supplier, we buy, sell, and deliver natural gas in Nebraska and Wyoming at competitive prices by managing commodity price risk. As a result of these activities, this area of our business is exposed to risks associated with changes in the market price of natural gas. We manage our exposure to such risks using over-the-counter and exchange traded options and swaps with counterparties in anticipation of forecasted purchases and sales through December 2027. A portion of our over-the-counter swaps have been designated as cash flow hedges to mitigate the commodity price risk associated with deliveries under fixed price forward contracts to deliver gas to our Choice Gas Program customers. The gain or loss on these designated derivatives is reported in AOCI in the accompanying Consolidated Balance Sheets and reclassified into earnings in the same period that the underlying hedged item is recognized in earnings. Effectiveness of our hedging position is evaluated at least quarterly.

The contract or notional amounts and terms of the natural gas derivative commodity instruments held by our Utilities are comprised of both short and long positions. We had the following net long positions as of:

	Units	December 31, 2025		December 31, 2024	
		Notional Amounts	Maximum Term (months) [a]	Notional Amounts	Maximum Term (months) [a]
Natural gas futures purchased	MMBtus	620,000	3	660,000	3
Natural gas options purchased, net	MMBtus	2,750,000	3	2,780,000	3
Natural gas basis swaps purchased	MMBtus	1,040,000	3	1,080,000	3
Natural gas over-the-counter swaps, net [b]	MMBtus	3,430,000	23	3,480,000	20
Natural gas physical commitments, net [c]	MMBtus	14,285,200	10	20,276,230	10

(a)   Term reflects the maximum forward period hedged.
(b)   As of December 31, 2025, 1,915,000 MMBtus of natural gas over-the-counter swaps purchased were designated as cash flow hedges.
(c)   Volumes exclude derivative contracts that qualify for the normal purchase, normal sales exception permitted by GAAP.

We have certain derivative contracts which contain credit provisions. These credit provisions may require the Company to post collateral when credit exposure to the Company is in excess of a negotiated line of unsecured credit. At December 31, 2025, the Company posted $2.9 million related to such provisions, which is included in Other current assets on the Consolidated Balance Sheets.

Derivatives by Balance Sheet Classification

The following tables present the fair value and balance sheet classification of our derivative instruments as of December 31:

	Balance Sheet Location	2025	2024
		(in millions)	
Derivatives designated as hedges:			
Liability derivative instruments:			
Current commodity derivatives	Derivative liabilities - current	$ (2.8)	$ (0.7)
Total derivatives designated as hedges		$ (2.8)	$ (0.7)
Derivatives not designated as hedges:			
Liability derivative instruments:			
Current commodity derivatives	Derivative liabilities - current	$ (3.0)	$ (3.5)
Total derivatives not designated as hedges		$ (3.0)	$ (3.5)

Derivatives Designated as Hedge Instruments

The impact of cash flow hedges on our Consolidated Statements of Comprehensive Income and Consolidated Statements of Income is presented below for the years ended December 31, 2025, 2024, and 2023. Note that this presentation does not reflect the gains or losses arising from the underlying physical transactions; therefore, it is not indicative of the economic profit or loss we realized when the underlying physical and financial transactions were settled.

Derivatives in Cash Flow Hedging Relationships	2025	2024	2023	Income Statement Location	2025	2024	2023
	Amount of Gain/(Loss) Recognized in OCI				Amount of Gain/(Loss) Reclassified from AOCI into Income		
	(in millions)				(in millions)		
Interest rate swaps	$ 2.9	$ 2.9	$ 2.9	Interest expense	$ (2.9)	$ (2.9)	$ (2.9)
Commodity derivatives	(2.4)	2.9	(1.6)	Fuel, purchased power and cost of natural gas sold	(1.0)	(3.5)	(3.0)
Total	$ 0.5	$ 5.8	$ 1.3		$ (3.9)	$ (6.4)	$ (5.9)

As of December 31, 2025, $5.5 million of net losses related to our interest rate swaps and commodity derivatives are expected to be reclassified from AOCI into earnings within the next 12 months. As market prices fluctuate, estimated and actual realized gains or losses will change during future periods.

Derivatives Not Designated as Hedge Instruments

The following table summarizes the impacts of derivative instruments not designated as hedge instruments on our Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023. Note that this presentation does not reflect the expected gains or losses arising from the underlying physical transactions; therefore, it is not indicative of the economic gross profit we realized when the underlying physical and financial transactions were settled.

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) on Derivatives Recognized in Income	2025	2024	2023
		Amount of Gain/(Loss) on Derivatives Recognized in Income		
		(in millions)		
Commodity derivatives - Natural Gas	Fuel, purchased power and cost of natural gas sold	$ (0.3)	$ 0.7	$ (4.2)
		$ (0.3)	$ 0.7	$ (4.2)

As discussed above, financial instruments used in our regulated Gas Utilities are not designated as cash flow hedges. However, there is no earnings impact because the unrealized gains and losses arising from the use of these financial instruments are recorded as Regulatory assets or Regulatory liabilities. The net unrealized losses included in a Regulatory asset related to these financial instruments used in our Gas Utilities were $4.6 million and $2.9 million at December 31, 2025, and 2024, respectively.

(10) FAIR VALUE MEASUREMENTS

Derivatives

Valuation methodologies for our derivatives are detailed within Note 1. The following tables set forth, by level within the fair value hierarchy, our gross assets and gross liabilities and related offsetting as permitted by GAAP that were accounted for at fair value on a recurring basis for derivative instruments.

	As of December 31, 2025				
	Level 1	Level 2	Level 3	Cash Collateral and Counterparty Netting [a]	Total
	(in millions)				
Assets:					
Commodity derivatives	$ —	$ 2.0	$ —	$ (2.0)	$ —
Total	$ —	$ 2.0	$ —	$ (2.0)	$ —
Liabilities:					
Commodity derivatives	$ —	$ 8.8	$ —	$ (3.0)	$ 5.8
Total	$ —	$ 8.8	$ —	$ (3.0)	$ 5.8

[a] As of December 31, 2025, $2.0 million of our commodity derivative gross assets and $3.0 million of our commodity derivative gross liabilities, as well as related gross collateral amounts, were subject to master netting agreements.

	As of December 31, 2024				
	Level 1	Level 2	Level 3	Cash Collateral and Counterparty Netting [a]	Total
	(in millions)				
Assets:					
Commodity derivatives	$ —	$ 2.2	$ —	$ (2.2)	$ —
Total	$ —	$ 2.2	$ —	$ (2.2)	$ —
Liabilities:					
Commodity derivatives	$ —	$ 4.8	$ —	$ (0.6)	$ 4.2
Total	$ —	$ 4.8	$ —	$ (0.6)	$ 4.2

[a] As of December 31, 2024, $2.2 million of our commodity derivative assets and $0.6 million of our commodity derivative liabilities, as well as related gross collateral amounts, were subject to master netting agreements.

Captive Insurance Cell Investments

We have investments in the Captive that may be used to pay insurance losses in the event of certain insured loss events. The Captive may hold investment assets in cash, cash equivalents, and equity and fixed income instruments. These investments are restricted for insured loss events. See Note 12 for additional information regarding the Captive.

The following table presents fair value of our investments in equity securities related to the Captive and the unrealized gains and losses based on the original cost of the investment:

	As of December 31, 2025					
	Level 1	Level 2	Level 3	Total	Total Unrealized Gains	Total Unrealized Losses
	(in millions)					
Investment type:						
Cash and cash equivalents	$ 7.6	$ —	$ —	$ 7.6	$ —	$ —
Debt securites	3.0	—	—	3.0	—	0.1
Equity securities	6.3	—	—	6.3	2.6	—
Total	$ 16.9	$ —	$ —	$ 16.9	$ 2.6	$ 0.1

Investments in cash and cash equivalents

The Captive investments in Cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

Investments in debt and equity securities

These investments represent holdings of mutual funds that are SEC-registered open-end investment companies that pool money from many investors and invests the money in stocks, bonds, short-term money-market instruments, other securities or assets, or some combination of these investments. Mutual funds traded in active markets and valued using quoted (unadjusted) prices, which are Level 1 inputs.

Pension and Retiree Plan Assets

A discussion of the fair value of our Pension and Retiree Plan assets is included in Note 13.

Other Fair Value Measurements

The carrying amount of cash and cash equivalents, restricted cash and equivalents, and short-term borrowings approximates fair value due to their liquid or short-term nature. Cash, cash equivalents, and restricted cash are classified in Level 1 in the fair value hierarchy. Notes payable consist of commercial paper borrowings and are not traded on an exchange; therefore, they are classified as Level 2 in the fair value hierarchy.

The following table presents the carrying amounts and fair values of financial instruments not recorded at fair value on the Consolidated Balance Sheets at December 31:

	2025		2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)			
Long-term debt, including current maturities [a]	$ 4,701.1	$ 4,639.0	$ 4,250.2	$ 4,059.1

(a) Long-term debt is valued based on observable inputs available either directly or indirectly for similar liabilities in active markets and therefore is classified in Level 2 in the fair value hierarchy. Carrying amount of long-term debt is net of deferred financing costs.

(11) OTHER COMPREHENSIVE INCOME

We record deferred gains (losses) in AOCI related to interest rate swaps designated as cash flow hedges, commodity contracts designated as cash flow hedges, and the amortization of components of our defined benefit plans. Deferred gains (losses) for our commodity contracts designated as cash flow hedges are recognized in earnings upon settlement, while deferred gains (losses) related to our interest rate swaps are recognized in earnings as they are amortized.

The following table details reclassifications out of AOCI and into Net income. The amounts in parentheses below indicate decreases to Net income in the Consolidated Statements of Income for the period, net of tax:

	Location on the Consolidated Statements of Income	Amount Reclassified from AOCI	
		December 31, 2025	December 31, 2024
		(in millions)	
Gains and (losses) on cash flow hedges:			
Interest rate swaps	Interest expense	$ (2.9)	$ (2.9)
Commodity contracts	Fuel, purchased power, and cost of natural gas sold	(1.0)	(3.5)
		(3.9)	(6.4)
Income tax	Income tax benefit (expense)	0.9	1.4
Total reclassification adjustments related to cash flow hedges, net of tax		$ (3.0)	$ (5.0)
Amortization of components of defined benefit plans:			
Prior service cost	Operations and maintenance	$ —	$ —
Actuarial gain (loss)	Operations and maintenance	0.8	(0.2)
		0.8	(0.2)
Income tax	Income tax benefit (expense)	(0.2)	0.1
Total reclassification adjustments related to defined benefit plans, net of tax		$ 0.6	$ (0.1)
Total reclassifications		$ (2.4)	$ (5.1)

Balances by classification included within AOCI, net of tax on the accompanying Consolidated Balance Sheets were as follows:

	Derivatives Designated as Cash Flow Hedges			
	Interest Rate Swaps	Commodity Derivatives	Employee Benefit Plans	Total
	(in millions)			
As of December 31, 2023	$ (6.1)	$ (2.5)	$ (6.2)	$ (14.8)
Other comprehensive income (loss) before reclassifications	—	(0.5)	0.8	0.3
Amounts reclassified from AOCI	2.3	2.7	0.1	5.1
As of December 31, 2024	$ (3.8)	$ (0.3)	$ (5.3)	$ (9.4)
Other comprehensive income (loss) before reclassifications	—	(2.7)	—	(2.7)
Amounts reclassified from AOCI	2.2	0.8	(0.6)	2.4
As of December 31, 2025	$ (1.6)	$ (2.2)	$ (5.9)	$ (9.7)

(12) VARIABLE INTEREST ENTITIES

Captive Insurance

To support our overall insurance program, we established the Captive to insure certain risks of BHC and our subsidiaries. The Captive is a protected separate cell captive insurance company sponsored by EIS. EIS is owned by Energy Insurance Mutual Limited Company and allows participating member sponsoring organizations, such as BHC, to insure risks using captive entities. BHC, through its contractual rights, has a controlling financial interest in the separate protected Captive cell's assets. BHC obtains all the benefits from the Captive and makes all the primary controlling decisions that economically impact the Captive. As a separate protected cell, BHC is the Captive's only participant. The Captive is a VIE for which BHC is the primary beneficiary. Accordingly, BHC consolidates the Captive.

Under a mutual business program participation agreement between the Captive and EIS, EIS will issue policies, make claim disbursements, claim expenses and other underwriting fees on behalf of the Captive, as necessary.

The Captive insures BHC and our subsidiaries for general liability including certain transmission and employment practice liabilities. Claim payments to the insureds can only be made up to the amount of the Captive's available assets. In addition to policies obtained through the Captive, we also have insurance policies purchased through third-party insurers that may provide coverage if a loss event occurs.

As a result of consolidation, we eliminate intercompany transactions between BHC and the Captive and record the Captive's assets, liabilities and third-party operating activities. In consolidation, the Captive's insurance premium revenues derived from BHC's policies are eliminated against the insurance premium expense recorded by BHC and our subsidiaries relating to insurance policy coverage provided by the Captive. Consolidation primarily resulted in BHC reflecting the Captive's investment holdings on our Consolidated Balance Sheets, and the Captive's investment gains and losses reflected through earnings on our Consolidated Income Statements.

Consolidation of the Captive resulted in an increase in our net income of $10.5 million for the year ended December 31, 2025. Consolidation impacts were included in Operations and maintenance, Interest income and Other income (expense), net on the accompanying Consolidated Statements of Income.

Our Consolidated Balance Sheet as of December 31, 2025, included $16.0 million of assets relating to the Captive which were reported within Other current assets. See Note 10 for additional details on these investment holdings.

Black Hills Colorado IPP

Black Hills Colorado IPP owns and operates a 200 MW, combined-cycle natural gas generating facility located in Pueblo, Colorado. In 2016, Black Hills Electric Generation sold a 49.9%, non-controlling interest in Black Hills Colorado IPP to a third-party buyer. Black Hills Electric Generation is the operator of the facility, which is contracted to provide capacity and energy through 2031 to Colorado Electric.

Net income available for common stock for the years ended December 31, 2025, 2024, and 2023 was reduced by $8.2 million, $10.6 million, and $13.8 million, respectively, attributable to this non-controlling interest. The net income allocable to the non-controlling interest holder is based on ownership interest with the exception of certain agreed upon adjustments. Distributions of net income attributable to this non-controlling interest are due within 30 days following the end of a quarter but may be withheld as necessary by Black Hills Electric Generation.

Black Hills Colorado IPP has been determined to be a VIE in which the Company has a variable interest. Black Hills Electric Generation has been determined to be the primary beneficiary of the VIE as Black Hills Electric Generation is the operator and manager of the generation facility and, as such, has the power to direct the activities that most significantly impact Black Hills Colorado IPP's economic performance. Black Hills Electric Generation, as the primary beneficiary, continues to consolidate Black Hills Colorado IPP. Black Hills Colorado IPP has not received financial or other support from the Company outside of pre-existing contractual arrangements during the reporting period. Black Hills Colorado IPP does not have any debt and its cash flows from operations are sufficient to support its ongoing operations.

We have recorded the following Black Hills Colorado IPP assets and liabilities on our Consolidated Balance Sheets as of December 31:

	2025	2024
	(in millions)	
Assets:		
Current assets	$ 9.6	$ 11.7
Property, plant and equipment, net	$ 156.9	$ 160.4
Liabilities:		
Current liabilities	$ 5.8	$ 8.3

(13) EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

We sponsor a 401(k)-retirement savings plan (the "401(k) Plan"). Participants in the 401(k) Plan may elect to invest a portion of their eligible compensation in the 401(k) Plan up to the maximum amounts established by the IRS. The 401(k) Plan provides employees the opportunity to invest up to 50% of their eligible compensation on a pre-tax or after-tax basis.

The 401(k) Plan provides a Company matching contribution for all eligible participants. Certain eligible participants who are not currently accruing a benefit in the Pension Plan also receive a Company retirement contribution based on the participant's age and years of service. Vesting of all Company and matching contributions occurs at 20% per year with 100% vesting when the participant has 5 years of service with the Company.

Defined Benefit Pension Plan

We have one defined benefit pension plan, the Black Hills Retirement Plan (Pension Plan). The Pension Plan covers certain eligible employees of the Company. The benefits for the Pension Plan are based on years of service and calculations of average earnings during a specific time period prior to retirement. The Pension Plan is closed to new employees and frozen for certain employees who did not meet age and service-based criteria.

The Pension Plan assets are held in a Master Trust. Our Board of Directors has approved the Pension Plan's investment policy. The objective of the investment policy is to manage assets in such a way that will allow the eventual settlement of our obligations to the Pension Plan's beneficiaries. To meet this objective, our pension assets are managed by an outside adviser using a portfolio strategy that will provide liquidity to meet the Pension Plan's benefit payment obligations. The Pension Plan's assets consist primarily of equity, fixed income and hedged investments.

The expected rate of return on the Pension Plan assets is determined by reviewing the historical and expected returns of both equity and fixed income markets, taking into account asset allocation, the correlation between asset class returns and the mix of active and passive investments. The Pension Plan utilizes a dynamic asset allocation where the target range to return-seeking and liability-hedging assets is determined based on the funded status of the Plan. As of December 31, 2025, the expected rate of return on pension plan assets was based on the targeted asset allocation range of 26% to 34% return-seeking assets and 66% to 74% liability-hedging assets.

Our Pension Plan is funded in compliance with the federal government's funding requirements.

Plan Assets

The percentages of total plan asset by investment category for our Pension Plan at December 31 were as follows:

Return-seeking Assets	2025	2024
Equity	19%	19%
Real estate	5%	5%
Hedge funds	2%	3%
Fixed income	3%	3%
Total	29%	30%

Liability-hedging Assets	2025	2024
Fixed income	69%	68%
Cash	2%	2%
Total	71%	70%

Total Assets	100%	100%

Supplemental Non-qualified Defined Benefit Plans

We have various supplemental retirement plans for key executives of the Company. The plans are non-qualified defined benefit and defined contribution plans (Supplemental Plans). The Supplemental Plans are subject to various vesting schedules and are funded on a cash basis as benefits are paid.

Non-pension Defined Benefit Retiree Healthcare Plan

BHC sponsors a retiree healthcare plan (Healthcare Plan) for employees who meet certain age and service requirements at retirement. Healthcare Plan benefits are subject to premiums, deductibles, co-payment provisions and other limitations. A portion of the Healthcare Plan for participating business units are pre-funded via VEBA trusts. Pre-65 retirees as well as a grandfathered group of post-65 retirees receive their retiree medical benefits through the Black Hills self-insured retiree medical plans.

Healthcare coverage for post-65 Medicare-eligible retirees is provided through an individual market healthcare exchange. We fund the Healthcare Plan on a cash basis as benefits are paid. The Healthcare Plan provides for partial pre-funding via VEBA trusts. Assets related to this pre-funding are held in trust and are for the benefit of the union and non-union employees located in the states of Arkansas, Iowa, and Kansas. We do not pre-fund the Healthcare Plan for those employees outside Arkansas, Iowa, and Kansas.

100% of Healthcare Plan assets are invested in a Northern Institutional Government Assets Portfolio, which is a government money market fund.

Plan Contributions

Contributions to the Pension Plan are cash contributions made directly to the Master Trust. Healthcare and Supplemental Plan contributions are made in the form of benefit payments. Healthcare benefits include company and participant paid premiums.

Contributions for the years ended December 31 were as follows:

	2025	2024
	(in millions)	
Defined Contribution Plan		
Company retirement contributions	$ 11.5	$ 11.3
Company matching contributions	17.6	17.7
Defined Benefit Plans		
Pension Plan	$ 1.8	$ 2.3
Healthcare Plan	4.6	5.7
Supplemental Plans	4.5	4.1

In 2026, we expect to make contributions of $1.6 million, $4.5 million, and $2.8 million to the Pension Plan, Healthcare Plan and Supplemental Plans, respectively.

Fair Value Measurements

The following tables set forth, by level within the fair value hierarchy, the assets that were accounted for at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	NAV [a]	Total Investments
December 31, 2025						
				(in millions)		
Pension Plan						
Common Collective Trust - Money Market	$ —	$ 6.2	$ —	$ 6.2	$ —	$ 6.2
Common Collective Trust - Equity	—	51.9	—	51.9	—	51.9
Common Collective Trust - Fixed Income	—	196.4	—	196.4	—	196.4
Common Collective Trust - Real Estate	—	—	—	—	14.8	14.8
Hedge Funds	—	—	—	—	5.0	5.0
Total investments measured at fair value	$ —	$ 254.5	$ —	$ 254.5	$ 19.8	$ 274.3
Healthcare Plan						
Cash and Cash Equivalents	7.1	—	—	7.1	—	7.1
Total investments measured at fair value	$ 7.1	$ —	$ —	$ 7.1	$ —	$ 7.1

	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	NAV [a]	Total Investments
December 31, 2024						
				(in millions)		
Pension Plan						
Common Collective Trust - Cash and Cash Equivalents	$ —	$ 5.4	$ —	$ 5.4	$ —	$ 5.4
Common Collective Trust - Equity	—	51.5	—	51.5	—	51.5
Common Collective Trust - Fixed Income	—	190.8	—	190.8	—	190.8
Common Collective Trust - Real Estate	—	—	—	—	14.9	14.9
Hedge Funds	—	—	—	—	7.6	7.6
Total investments measured at fair value	$ —	$ 247.7	$ —	$ 247.7	$ 22.5	$ 270.2
Healthcare Plan						
Cash and Cash Equivalents	7.5	—	—	7.5	—	7.5
Total investments measured at fair value	$ 7.5	$ —	$ —	$ 7.5	$ —	$ 7.5

(a) Certain investments that are measured at fair value using NAV per share (or its equivalent) for practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables for these investments are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the reconciliation of changes in the plan's benefit obligations and fair value of plan assets above.

Additional information about assets of the benefit plans, including methods and assumptions used to estimate the fair value of these assets, is as follows:

Pension Plan

Common Collective Trust Funds: These funds are valued based upon the redemption price of units held by the Pension Plan, which is based on the current fair value of the common collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. The Pension Plan's investments in common collective trust funds, with the exception of shares of the common collective trust-real estate are categorized as Level 2, whereby the underlying securities are valued utilizing quoted market prices of the underlying investments in the common collective trust funds. Advance written notice of no less than fifteen (15) business days will generally be required to redeem an investment in these funds. Additionally, the Trustee retains the right to implement trading procedures and restrictions that the Trustee (in its sole and absolute discretion) determines to be necessary or advisable to protect the interest of the Trust. There are no unfunded commitments related to these funds.

The following investments are measured at NAV and are not classified in the fair value hierarchy, in accordance with accounting guidance:

Common Collective Trust-Real Estate Funds: These funds are valued based on various factors of the underlying real estate properties, including market rent, market rent growth, occupancy levels, etc. As part of the trustee's valuation process, properties are externally appraised generally on an annual basis. The appraisals are conducted by reputable independent appraisal firms and signed by appraisers that are members of the Appraisal Institute, with professional designation of Member, Appraisal Institute. All external appraisals are performed in accordance with the Uniform Standards of Professional Appraisal Practices. We receive monthly statements from the trustee, along with the annual schedule of investments, and rely on these reports for pricing the units of the fund. Advance written notice of no less than one hundred and five (105) calendar days prior to the desired valuation date will generally be required to redeem an investment in these funds. Additionally, the Trustee retains the right to implement trading procedures and restrictions that the Trustee (in its sole and absolute discretion) determines to be necessary or advisable to protect the interests of the Trust. There are no unfunded commitments related to these funds.

Hedge Funds: These funds represent investments in other investment funds that seek a return utilizing a number of diverse investment strategies. The strategies, when combined, aim to reduce volatility and risk while attempting to deliver positive returns under all market conditions. Amounts are reported on a one-month lag. The fair value of hedge funds is determined using net asset value per share based on the fair value of the hedge fund's underlying investments. Partial and full redemptions may be redeemed on a semi-annual basis in June and December with a 95-day notice. Partial redemptions at or above 30% of net asset value may be subject to a redemption gate. Full redemptions are subject to up to a 10% holdback of net asset value which may be made available following the annual fund audit. The net asset values are based on the fair value of each fund's underlying investments. There are no unfunded commitments related to these hedge funds.

Non-pension Defined Benefit Retiree Healthcare Plan

Cash and Cash Equivalents: This represents an investment in Northern Institutional Government Assets Portfolio, which is a government money market fund. As shares held reflect quoted prices in an active market, they are categorized as Level 1.

Components of Net Periodic Expense

The following table provides a reconciliation of components of the net periodic expense:

For the years ended December 31,	Pension Plan			Supplemental Plans			Healthcare Plan		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
				(in millions)					
Service cost	$ 1.7 $	2.3 $	2.5 $	3.6 $	3.3 $	3.1 $	1.5 $	1.6 $	1.5
Interest cost	16.0	16.4	17.5	1.4	1.4	1.5	2.4	2.4	2.4
Expected return on assets	(17.0)	(18.0)	(18.7)	—	—	—	(0.3)	(0.3)	(0.2)
Net amortization of prior service cost	(0.1)	(0.1)	(0.1)	—	—	—	0.2	0.2	—
Recognized net actuarial loss (gain)	2.2	2.0	2.0	—	—	—	—	—	—
Net periodic expense	$ 2.8 $	2.6 $	3.2 $	5.0 $	4.7 $	4.6 $	3.8 $	3.9 $	3.7

Service costs are recorded in Operations and maintenance expense while non-service costs are recorded in Other expense on the Consolidated Statements of Income.

Actuarial gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants or over the average remaining lifetime of the remaining plan participants if the plan is viewed as "all or almost all" inactive participants.

Other Plan Information

The following tables provide a reconciliation of the employee benefit plan obligations and fair value of employee benefit plan assets, amounts recognized on our Consolidated Balance Sheets, accumulated benefit obligation, and elements of AOCI:

	Pension Plan		Supplemental Plans		Healthcare Plan	
	2025	2024	2025	2024	2025	2024
			(in millions)			
Accumulated benefit obligation at December 31	$ 311.8	$ 307.1	$ 47.4	$ 46.1	$ 47.9	$ 48.5
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 311.6	$ 348.1	$ 46.1	$ 46.7	$ 48.5	$ 51.1
Service cost	1.7	2.3	3.6	3.3	1.5	1.6
Interest cost	16.0	16.4	1.4	1.4	2.4	2.4
Actuarial (gain) loss	10.6	(16.0)	0.8	(1.2)	(0.7)	(1.7)
Benefits paid	(23.4)	(39.2)	(4.5)	(4.1)	(4.6)	(5.7)
Plan participants' contributions	—	—	—	—	0.8	0.8
Benefit obligation at end of year	316.5	311.6	47.4	46.1	47.9	48.5
Change in fair value of plan assets:						
Fair value of plan assets at beginning of year	270.2	308.6	—	—	7.5	8.0
Investment income (loss)	25.7	(1.6)	—	—	0.1	0.1
Employer contributions	1.8	2.3	4.5	4.1	3.3	4.2
Retiree contributions	—	—	—	—	0.8	0.9
Benefits paid	(23.4)	(39.1)	(4.5)	(4.1)	(4.6)	(5.7)
Fair value of plan assets at end of year	274.3	270.2	—	—	7.1	7.5
Funded status - deficiency	$ 42.2	$ 41.4	$ 47.4	$ 46.1	$ 40.8	$ 41.0
Amounts recognized on our Consolidated Balance Sheets as of December 31:						
Regulatory assets	$ 81.7	$ 81.6	$ —	$ —	$ 5.1	$ 4.9
Current liabilities	—	—	2.8	2.8	4.1	4.3
Non-current liabilities	42.2	41.4	44.6	43.3	36.6	36.7
Regulatory liabilities	3.4	3.1	—	—	8.3	7.3
Amounts recognized in AOCI, net of tax as of December 31:						
Net (gain) loss	$ 5.1	$ 5.2	$ 1.5	$ 0.8	$ (0.7)	$ (0.7)
Prior service cost (gain)	—	—	—	—	—	—
Total amounts included in AOCI, net of tax not yet recognized as components of net periodic expense	$ 5.1	$ 5.2	$ 1.5	$ 0.8	$ (0.7)	$ (0.7)

In 2025, actuarial losses related to the pension benefit obligation was primarily due to a decrease in the discount rate. In 2024, actuarial gains related to the pension benefit obligation was primarily due to an increase in the discount rate.

Assumptions

	Pension Plan			Supplemental Plans			Healthcare Plan		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Weighted-average assumptions used to determine benefit obligations:									
Discount rate	5.38%	5.63%	4.99%	5.22%	5.56%	4.93%	5.32%	5.60%	4.97%
Rate of increase in compensation levels	3.01%	3.04%	3.04%	—	—	—	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for plan year:									
Discount rate [a]	5.63%	4.99%	5.17%	5.56%	4.93%	5.13%	5.60%	4.97%	5.14%
Expected long-term rate of return on assets [b]	6.50%	6.00%	6.00%	N/A	N/A	N/A	4.10%	3.50%	3.10%
Rate of increase in compensation levels	3.04%	3.04%	3.06%	—	—	—	N/A	N/A	N/A

(a) The estimated discount rate for the Defined Benefit Pension Plan is 5.38% for the calculation of the 2026 net periodic pension costs.
(b) The expected rate of return on plan assets for the Defined Benefit Pension Plan is 6.50% for the calculation of the 2026 net periodic pension cost.

The healthcare benefit obligation at December 31 was determined as follows:

	2025	2024
Trend Rate - Medical		
Pre-65 for next year - All Plans	7.00%	7.50%
Pre-65 Ultimate trend rate - Black Hills Corp	4.50%	4.50%
Trend Year	2035	2035
Post-65 for next year - All Plans	6.00%	6.50%
Post-65 Ultimate trend rate - Black Hills Corp	4.50%	4.50%
Trend Year	2035	2033

The following benefit payments to employees, which reflect future service, are expected to be paid:

	Pension Plan	Supplemental Plans	Healthcare Plan
	(in millions)		
2026	$ 24.9	$ 2.8	$ 5.2
2027	25.3	2.8	5.1
2028	25.3	2.7	4.9
2029	25.8	2.5	4.7
2030	25.3	2.4	4.6
2031-2035	$ 123.6	$ 10.9	$ 20.9

(14) SHARE-BASED COMPENSATION PLANS

Our Amended and Restated 2015 Omnibus Incentive Plan allows for the granting of stock, restricted stock, restricted stock units, stock options, performance shares, and performance share units. We had 1,828,512 shares available to grant at December 31, 2025.

Compensation expense is determined using the grant date fair value estimated in accordance with the provisions of accounting standards for stock compensation and is recognized over the vesting periods of the individual awards. As of December 31, 2025, total unrecognized compensation expense related to non-vested stock awards was $14.9 million and is expected to be recognized over a weighted-average period of 2.1 years. Stock-based compensation expense, which is included in Operations and maintenance on the accompanying Consolidated Statements of Income, was as follows for the years ended December 31:

	2025	2024	2023
	(in millions)		
Stock-based compensation expense	$ 11.8	$ 10.6	$ 7.0

Restricted Stock

The fair value of restricted stock and restricted stock unit awards equals the market price of our stock on the date of grant.

The shares carry a restriction on the ability to sell the shares until the shares vest. The shares substantially vest over three years, contingent on continued employment. Compensation expense related to the awards is recognized over the vesting period.

A summary of the status of the restricted stock and restricted stock units at December 31, 2025, was as follows:

	Restricted Stock	Weighted-Average Grant Date Fair Value
Balance at January 1, 2025	231,942	$ 56.68
Granted	187,983	60.00
Vested	(103,344)	58.71
Forfeited	(31,257)	57.74
Balance at December 31, 2025	285,324	$ 58.01

The weighted-average grant-date fair value of restricted stock granted, and the total fair value of shares vested during the years ended December 31, were as follows:

	Weighted-Average Grant Date Fair Value	Total Fair Value of Shares Vested
		(in millions)
2025	$ 60.00	$ 6.4
2024	$ 53.58	$ 4.5
2023	$ 63.33	$ 5.9

As of December 31, 2025, there was $10.8 million of unrecognized compensation expense related to non-vested restricted stock that is expected to be recognized over a weighted-average period of 2.1 years.

Performance Share Units

Beginning in 2021, certain officers of the Company, and its subsidiaries, were granted performance share units which have a three-year vesting period, do not have voting rights until vested, and are subject to three specified conditions. A market condition of relative total shareholder return and two equally weighted performance metrics of average earnings per share and the average cost to serve. Beginning in 2023, the metric of natural gas emissions reduction by 2035 was added, resulting in three equally weighted performance metrics. The units are paid 100% in common stock should conditions be met and can range from 0% to 200% of the target award. Dividend equivalents are accrued during the vesting period and paid out based on the final number of shares awarded. In the event of participant's death or retirement at age 55 or older, shares awarded vest on a pro-rata basis commensurate with the months of service performed over the three-year period.

Performance Share Units - Market Condition

The fair value of each share unit is based on the Company's closing price at December 31 of the year prior to the award and a Monte Carlo simulation. The Monte Carlo simulation is used to estimate expected share payout based on the Company's TSR for a three-year performance period relative to the designated peer group beginning January 1 of the award year. The significant assumptions included in the company's Monte Carlo simulations were as follows:

	2025	2024
Fair value of share units award	77.95	55.14
Risk-free rate	3.84%	4.12%
Black Hills Corporation's common stock volatility	31%	24%
Volatility range for the peer group	24-39%	12-53%

Performance Share Units - Performance Condition

A performance condition share unit vests at the end of the three-year performance period if the specified performance conditions are achieved. The conditions are based on the Company's average earnings per share, the average cost to serve and natural gas emissions reductions by 2035. The grant-date fair value for an individual outcome of a performance condition is determined by the closing common share price on the grant date or, beginning in 2023, the average ten-day closing common share price preceding the grant date.

The following table summarizes the performance share unit activity for the year ended December 31, 2025:

	Performance Share Units - Market Condition		Performance Share Units - Performance Condition	
	Share Units	Weighted-Average Fair Value per Share Unit	Share Units	Weighted-Average Fair Value per Share Unit
Nonvested at January 1, 2025	151,535	$ 66.43	72,805	$ 62.59
Granted	31,275	62.16	46,915	57.56
Vested	(32,986)	74.48	(21,994)	70.57
Forfeited	(14,510)	64.45	(10,142)	58.71
Nonvested at December 31, 2025	135,314	$ 63.69	87,584	$ 58.34

As of December 31, 2025, there was $4.1 million of unrecognized compensation expense related to outstanding performance share/units that is expected to be recognized over a weighted-average period of 1.7 years.

On January 23, 2026, the Compensation Committee of our Board of Directors confirmed a payout equal to 29.97% of target shares valued at $1.3 million. The payout was fully accrued at December 31, 2025.

(15) INCOME TAXES

Transfers of Production Tax Credits

In August 2022, H.R. 5376, commonly known as the IRA of 2022, or IRA, was enacted. The IRA contains a tax credit transferability provision that allows us to transfer (e.g. sell) PTCs produced after December 31, 2022, to third parties. In June 2024 and January 2025, under this transferability provision, we entered into agreements with a third party to sell 2023 generated PTCs for $16.0 million and 2024 generated PTCs for $16.0 million. In January 2026, we entered into a similar agreement to sell 2025 generated PTCs for $15.3 million.

We expect to continue to explore the ability to efficiently monetize our tax credits through third party transferability agreements.

One Big Beautiful Bill Act

In July 2025, H.R. 1, commonly referred to as the OBBBA, was enacted. The OBBBA is a legislative package designed to permanently extend certain expiring provisions of the TCJA and deliver additional tax relief for individuals and businesses. The OBBBA introduced changes to federal energy policies by rolling back several clean energy provisions and codified restrictions related to prohibited foreign entities, termination and restrictions on clean energy PTCs, and extension and modification of clean fuel production. The OBBBA does not repeal tax credit transferability provisions enacted under the IRA and continues to permit the execution of our transferability agreements as originally agreed upon, but restricts credit transfers to prohibited foreign entities.

Additionally, on August 15, 2025, the IRS issued Notice 2025-42, which provides guidance on the beginning of construction requirements for applicable wind and solar. These requirements are critical for determining eligibility for energy-related tax credits, particularly considering the OBBBA's modifications to clean energy incentives. Projects must meet specific criteria—such as physical work of a significant nature—to be considered as having begun construction. This determination affects whether a project qualifies under pre-OBBBA or post-OBBBA credit regimes, which may differ in value, availability, or restrictions.

We do not anticipate material impacts to our pre-OBBBA in-service clean energy generation facilities as a result of the OBBBA. Further, we do not anticipate impacts to the execution of Colorado Electric's Clean Energy Plan. However, we continue to monitor IRS guidance and legislative developments to ensure compliance and optimize the timing and structure of future clean energy investments.

Income Tax (Expense) Benefit

Income tax (expense) benefit from continuing operations for the years ended December 31 was:

	2025	2024	2023
	(in millions)		
Current:			
Federal	$ 12.4	$ 16.5	$ 0.8
State	(1.8)	(0.8)	(1.0)
Current income tax benefit (expense)	10.6	15.7	(0.2)
Deferred:			
Federal	(52.8)	(47.2)	(30.9)
State	(1.5)	(4.8)	5.5
Deferred income tax (expense)	(54.3)	(52.0)	(25.4)
Income tax (expense)	$ (43.7)	$ (36.3)	$ (25.6)

Effective Tax Rates

The effective tax rate differs from the federal statutory rate for the years ended December 31, as follows:

	2025		2024		2023	
		(dollars in millions)				
Income before income taxes	$ 343.5		$ 320.0		$ 301.6	
U.S. Federal statutory rate	$ 72.1	21.0%	$ 67.2	21.0%	$ 63.3	21.0%
State and local income taxes, net of federal income tax effect [a]	2.8	0.8%	4.7	1.5%	(3.4)	(1.1)%
Tax credits						
Energy-related tax credits, net of transferability discount	(15.3)	(4.5)%	(15.0)	(4.7)%	(16.9)	(5.6)%
Other	(2.2)	(0.7)%	(2.8)	(0.9)%	(2.7)	(0.9)%
Nontaxable or Nondeductible Items	3.2	0.9%	1.9	0.6%	1.9	0.6%
Changes in Unrecognized Tax Benefits	1.6	0.5%	0.9	0.3%	0.9	0.3%
Regulatory						
Amortization of excess deferred income taxes [b]	(5.3)	(1.5)%	(7.7)	(2.4)%	(8.8)	(2.9)%
Flow-through adjustments [c]	(5.0)	(1.5)%	(7.0)	(2.2)%	(5.3)	(1.8)%
Other	(2.0)	(0.6)%	(0.6)	(0.2)%	0.2	0.1%
Other	(6.2)	(1.7)%	(5.3)	(1.7)%	(3.6)	(1.2)%
Effective Tax Rate	$ 43.7	12.7%	$ 36.3	11.3%	$ 25.6	8.5%

(a)   State taxes in Colorado made up the majority (greater than 50 percent) of the tax effect in this category. The state effective tax rate contains the tax expense attributable to multiple statutory state rate changes in the Company's state jurisdictions. For the year ended December 31, 2023, we recognized an $8.2 million tax benefit from a Nebraska income tax rate decrease.

(b)   Primarily TCJA - see Note 2 for additional information.

(c)   Flow-through adjustments related primarily to accounting method changes for tax purposes that allow us to take a current tax deduction for repair costs and certain indirect costs. We recorded a deferred income tax liability in recognition of the temporary difference created between book and tax treatment and flowed the tax benefit through to tax expense. A regulatory asset was established to reflect the recovery of future increases in taxes payable from customers as the temporary differences reverse. As a result of this regulatory treatment, we continue to record tax benefits consistent with the flow-through method.

Income Taxes Paid

Income taxes (paid) received for the years ended December 31 were as follows:

	2025	2024	2023
		(in millions)	
Federal:			
Direct payments (net of refunds)	$ (3.5)	$ (0.9)	$ —
Transferred Renewable Credits (net of discount)	16.0	16.0	—
Total Federal	$ 12.5	$ 15.1	$ —
State:			
Arkansas [a]	$ (0.7)	N/A	N/A
Colorado [a]	(0.6)	(0.2)	N/A
Kansas [a]	N/A	N/A	(0.2)
Nebraska	(2.4)	(0.3)	(0.8)
Other	—	(0.2)	—
Total State	$ (3.7)	$ (0.7)	$ (1.0)
Total income taxes (paid) received	$ 8.8	$ 14.4	$ (1.0)

(a)   N/A indicates the amount of income taxes paid during the year does not meet the 5% disaggregation threshold

Deferred Tax Assets and Liabilities

The temporary differences, which gave rise to the net deferred tax liability, for the years ended December 31 were as follows:

	2025	2024
	(in millions)	
Deferred tax assets:		
Regulatory liabilities	$ 68.5	$ 70.9
State tax credits	8.1	8.4
Federal NOL	79.8	114.9
State NOL	8.1	12.4
Partnership	9.9	11.6
Credit Carryovers (net of discount)	104.1	109.5
Other deferred tax assets	40.2	35.4
Total deferred tax assets	318.7	363.1
Deferred tax liabilities:		
Accelerated depreciation, amortization, and other property-related differences	(753.7)	(729.2)
Regulatory assets	(39.8)	(49.5)
Goodwill	(84.0)	(75.9)
State deferred tax liability	(88.9)	(88.7)
Other deferred tax liabilities	(50.2)	(44.9)
Total deferred tax liabilities	(1,016.6)	(988.2)
Net deferred tax liability	$ (697.9)	$ (625.1)

Net Operating Loss and Tax Credit Carryforwards

At December 31, 2025, we have federal NOL and state NOL and tax credit carryforwards that will expire at various dates as follows:

	Amounts	Expiration Dates
	(in millions)	
Federal NOL Carryforward	$ 380.1	No expiration
Federal Tax Credit Carryforward (net of discount)	$ 104.1	2030-2044
State NOL Carryforward [a]	$ 142.3	2026-2044
State Tax Credit Carryforward	$ 8.1	2030-2038

_____

[a] The carryforward balance is reflected on the basis of apportioned tax losses to jurisdictions imposing state income taxes.

As of December 31, 2025, we did not have a valuation allowance against the state NOL carryforwards. Our 2025 analysis of the ability to utilize such NOLs resulted in no increase in the valuation allowance. If the valuation allowance is adjusted due to higher or lower than anticipated utilization of the NOLs, the offsetting amount will affect tax expense.

Refer to Notes 1 and 3 for a discussion of the expected transfer of renewable tax credits to other corporate taxpayers.

As of December 31, 2025, we did not have a valuation allowance against the state ITC carryforwards.

Unrecognized Tax Benefits

The following table reconciles the total amounts of unrecognized tax benefits, without interest, at the beginning and end of the period included in Other deferred credits and other liabilities on the accompanying Consolidated Balance Sheets:

Changes in Uncertain Tax Positions:	2025	2024	2023
	(in millions)		
Beginning balance	$ 7.8	$ 13.7	$ 11.9
Additions for prior year tax positions	0.8	0.6	—
Reductions for prior year tax positions	(0.2)	(8.1)	(0.3)
Additions for current year tax positions	0.7	1.6	2.1
Ending balance	$ 9.1	$ 7.8	$ 13.7

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $8.8 million.

We recognized interest expense of $0.4 million associated income tax for the years ended December 31, 2025. We recognized no interest expense for the tax years ended December 31, 2024 and 2023. We have accrued interest (before tax effect) associated with income taxes of $0.4 million and $0.0 million at December 31, 2025 & 2024 respectively.

We are subject to federal income tax as well as income tax in various state and local jurisdictions. As of December 31, 2025, tax years for 2022, 2023, and 2024 are subject to examination by the tax authorities. With few exceptions, we are no longer subject to U.S. or state exam for years before 2022. Tax years 2017 and 2018 were open as of December 31, 2025.

(16) BUSINESS SEGMENT INFORMATION

We are a holding company that, through our subsidiaries, conducts our operations through the following two reportable segments: Electric Utilities and Gas Utilities. Certain unallocated corporate expenses that support our reportable segments are presented as Corporate and Other.

Our operating segments, which are equivalent to our reportable segments, are based on our method of internal reporting, which is generally segregated by differences in products and services. All of our operations and assets are located within the United States.

Our Electric Utilities segment includes the operating results of the regulated electric utility operations of Colorado Electric, South Dakota Electric, and Wyoming Electric, which supply regulated electric utility services to areas in Colorado, Montana, South Dakota, and Wyoming. We also own and operate non-regulated power generation and mining businesses that are vertically integrated with our Electric Utilities.

Our Gas Utilities segment consists of the operating results of our regulated natural gas utility subsidiaries in Arkansas, Colorado, Iowa, Kansas, Nebraska, and Wyoming.

Corporate and Other consists of certain unallocated expenses for administrative activities that support our operating segments. Corporate and Other also includes our captive insurance cell, business development activities that are not part of our operating segments, and inter-segment eliminations.

Our Chief Executive Officer, who is considered to be our CODM, sets financial performance objectives and budgets and establishes separate targets based on operating income for our Electric Utilities segment as well as our Gas Utilities segment. Our CODM assesses segment financial performance, including quarterly and annual budget-to-actual and year-over-year variances in revenues and expenses, to inform operating decisions, capital investments and cost recovery strategies. Our CODM reviews capital expenditures by operating segment rather than any individual or total asset amount.

Segment information was as follows:

Consolidating Income Statement

Year Ended December 31, 2025	Electric Utilities	Gas Utilities	Total Reportable Segments	Corporate and Other	Total
	(in millions)				
Revenue -					
External Customers	$ 933.2 $	1,376.8 $	2,310.0 $	— $	2,310.0
Inter-segment	9.6	6.0	15.6	(15.6)	—
Total revenue	942.8	1,382.8	2,325.6	(15.6)	2,310.0
Fuel, purchased power and cost of natural gas sold	259.6	572.3	831.9	(0.4)	831.5
Operations and maintenance [a] -					
Direct	138.6	159.5	298.1	(9.4)	288.7
Allocated	132.6	168.5	301.1	—	301.1
Depreciation, depletion and amortization	152.4	131.4	283.8	—	283.8
Taxes other than income taxes	37.1	30.3	67.4	—	67.4
Operating income (loss)	$ 222.5 $	320.8 $	543.3 $	(5.8) $	537.5
Interest expense, net					(200.1)
Other income (expense), net					6.1
Income tax (expense)					(43.7)
Net income					299.8
Net income attributable to non-controlling interest					(8.2)
Net income available for common stock					$ 291.6

Consolidating Income Statement

Year Ended December 31, 2024	Electric Utilities	Gas Utilities	Total Reportable Segments	Corporate and Other	Total
	(in millions)				
Revenue -					
External Customers	$ 864.4 $	1,263.3 $	2,127.7 $	— $	2,127.7
Inter-segment	11.7	6.1	17.8	(17.8)	—
Total revenue	876.1	1,269.4	2,145.5	(17.8)	2,127.7
Fuel, purchased power and cost of natural gas sold	206.4	524.3	730.7	(0.4)	730.3
Operations and maintenance [a] -					
Direct	127.5	155.4	282.9	(16.3)	266.6
Allocated	125.1	165.3	290.4	—	290.4
Depreciation, depletion and amortization	145.3	124.7	270.0	0.1	270.1
Taxes other than income taxes	38.8	28.4	67.2	—	67.2
Operating income (loss)	$ 233.0 $	271.3 $	504.3 $	(1.2) $	503.1
Interest expense, net					(181.7)
Other income (expense), net					(1.4)
Income tax (expense)					(36.3)
Net income					283.7
Net income attributable to non-controlling interest					(10.6)
Net income available for common stock					$ 273.1

Consolidating Income Statement

Year Ended December 31, 2023	Electric Utilities	Gas Utilities	Total Reportable Segments	Corporate and Other	Total
			(in millions)		
Revenue -					
External Customers	$ 853.6	$ 1,477.7	$ 2,331.3	$ —	$ 2,331.3
Inter-segment	11.4	6.5	17.9	(17.9)	—
Total revenue	865.0	1,484.2	2,349.2	(17.9)	2,331.3
Fuel, purchased power and cost of natural gas sold	200.1	783.2	983.3	(0.4)	982.9
Operations and maintenance [a] -					
Direct	112.2	162.2	274.4	(12.9)	261.5
Allocated	124.0	166.5	290.5	—	290.5
Depreciation, depletion and amortization	142.6	113.9	256.5	0.3	256.8
Taxes other than income taxes	37.3	29.6	66.9	—	66.9
Operating income (loss)	$ 248.8	$ 228.8	$ 477.6	$ (4.9)	$ 472.7
Interest expense, net					(167.9)
Other income (expense), net					(3.2)
Income tax (expense)					(25.6)
Net income					276.0
Net income attributable to non-controlling interest					(13.8)
Net income available for common stock					$ 262.2

(a)   Direct and Allocated Operations and maintenance expenses for our operating segments are regularly provided to the CODM. Direct expenses represents the costs incurred directly by our operating segments. Allocated expenses represent costs incurred by BHSC for various direct and indirect support services provided to our operating segments. Pursuant to the BHSC Cost Allocation Manual, indirect cost allocations are determined in accordance with PUHCA 2005.

Capital Expenditures [a] for the years ended December 31,	2025	2024	2023
		(in millions)	
Electric Utilities	$ 481.3	$ 381.9	$ 210.7
Gas Utilities	397.2	402.7	371.9
Corporate and Other	11.3	13.0	7.3
Total capital expenditures	$ 889.8	$ 797.6	$ 589.9

(a)   Includes accruals for property, plant, and equipment as disclosed in the Supplemental Cash Flow Information to the Consolidated Statement of Cash Flows.

(17)   Pending Merger with NorthWestern Energy

On August 18, 2025, we entered into an Agreement and Plan of Merger, with NorthWestern and Merger Sub. The Merger Agreement provides for Merger Sub to merge with and into NorthWestern, with NorthWestern continuing as the surviving entity and a direct wholly owned subsidiary of Black Hills Corporation, which will assume a new corporate name as the resulting parent company of the combined corporate group. At the effective time of the Merger (the "Effective Time"), each share of common stock of NorthWestern, par value $0.01 per share, issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive 0.98 validly issued, fully paid and non-assessable shares of our common stock, par value $1.00 per share (or cash-in-lieu of fractional shares thereof), in each case upon and subject to the terms and conditions of the Merger Agreement.

The Merger Agreement, which was unanimously approved by both the board of directors of Black Hills Corporation and the board of directors of NorthWestern on August 18, 2025, provides for a tax-free, all-stock business combination of Black Hills Corporation and NorthWestern upon the terms and subject to the conditions set forth therein. Such conditions include, among other things, clearance under the HSR Act, consent of the FCC, approval from each company's shareholders, and regulatory approvals, including approval from the SDPUC, NPSC and MPSC, as well as the FERC.

At closing, the combined company will be named Bright Horizon Energy Corporation.

To date, regulatory efforts by Black Hills Corporation and NorthWestern include the following actions:

- In October 2025, we filed a joint applications for approval with the MPSC, NPSC and SDPUC.

- On December 22, 2025, we filed a joint application with the FERC.

- On January 30, 2026, the Form S-4, which contains a joint proxy statement/prospectus for Black Hills Corporation and NorthWestern, was publicly filed with the SEC. On February 6, 2026, the Form S-4 was declared effective by the SEC. Meetings for Black Hills Corporation and NorthWestern shareholders to vote on the acquisition are scheduled for April 2, 2026.

We expect to file an application for clearance under the HSR Act in the first quarter of 2026.

We anticipate the transaction closing in the second half of 2026, subject to the satisfaction of certain closing conditions including receipt of shareholder approvals and certain regulatory approvals as mentioned above.

(18) SUBSEQUENT EVENTS

Except as described below, there have been no events subsequent to December 31, 2025, which would require recognition in the Consolidated Financial Statements or disclosures.

See Note 8, for information regarding the repayment of our $300 million, 3.95% senior unsecured notes on their January 15, 2026, maturity date.

See Notes 3 and 15, for information regarding the January 2026 transfer of renewable energy credits.

See Note 17, for recent updates regarding the pending merger with NorthWestern.

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (Exchange Act)) as of December 31, 2025. Based on their evaluation, they have concluded that our disclosure controls and procedures are effective.

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2025, there were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting is presented on Page 61 of this Annual Report on Form 10-K.

ITEM 9B. **OTHER INFORMATION**

None of our directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2025.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

None.

PART III

ITEM 10. **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

Information required under this item with respect to directors and information required by Items 401, 405, 406, 407(c)(3), 407(d)(4), 407(d)(5), and 408(b) of Regulation S-K, is set forth in the Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference. Information about our Executive Officers is reported in Part 1 of this Annual Report on Form 10-K.

ITEM 11. **EXECUTIVE COMPENSATION**

Information required under this item is set forth in the Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the security ownership of certain beneficial owners and management is set forth in the Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table includes information as of December 31, 2025, with respect to our equity compensation plans which includes the Amended and Restated 2015 Omnibus Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	
	(a)		(b)		(c)	
Equity compensation plans approved by security holders	$	391,190 [1]	$	— [1]	$	1,437,322 [2]
Equity compensation plans not approved by security holders		—		—		—
Total	$	391,190	$	—	$	1,437,322

_____

(1)   391,190 full value awards outstanding as of December 31, 2025, comprised of restricted stock units, performance shares, short-term incentive plan (STIP) units and Director common stock units. In addition, 265,326 shares of unvested restricted stock were outstanding as of December 31, 2025, which are not included in the table above because they have already been issued. We do not have any outstanding options, warrants or rights.

(2)   Shares available for issuance are from the 2015 Amended and Restated Omnibus Incentive Plan. The 2015 Amended and Restated Omnibus Incentive Plan permits grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards and other stock-based awards.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is set forth in the Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal accounting fees and services billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) is set forth in the Proxy Statement for our 2026 Annual Meeting to Shareholders, which is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as part of this report

1.   Consolidated Financial Statements

Financial statements required under this item are included in Item 8 of Part II

2.   Schedules

All other schedules have been omitted because of the absence of the conditions under which they are required or because the required information is included in our consolidated financial statements and notes thereto. Consolidated valuation and qualifying accounts are detailed within Note 1 of the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

3.   Exhibits

Exhibits filed herewithin are designated by an asterisk (*). All exhibits not so designated are incorporated by reference to a prior filing, as indicated. Items constituting a board of director or management compensatory plan are designated by a cross (†).

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of August 18, 2025, by and among Black Hills Corporation, NorthWestern Energy Group, Inc. and River Merger Sub, Inc. (filed as Exhibit 2.1 to the Registrant's Form 8-K filed on August 19, 2025).
3.1	Restated Articles of Incorporation of the Registrant (filed as Exhibit 3 to the Registrant's Form 8-K filed on February 5, 2018).
3.2	Amended and Restated Bylaws of the Registrant dated August 18, 2025 (filed as Exhibit 3.2 to the Registrant's Form 10-Q for the quarterly period ended September 30, 2025).
4.1	Indenture dated as of May 21, 2003 between the Registrant and Wells Fargo Bank, National Association (as successor to LaSalle Bank National Association), as Trustee (filed as Exhibit 4.1 to the Registrant's Form 10-Q for the quarterly period ended June 30, 2003).
4.1-1	First Supplemental Indenture dated as of May 21, 2003, (filed as Exhibit 4.2 to the Registrant's Form 10-Q for the quarterly period ended June 30, 2003).
4.1-2	Second Supplemental Indenture dated as of May 14, 2009, (filed as Exhibit 4 to the Registrant's Form 8-K filed on May 14, 2009).
4.1-3	Third Supplemental Indenture dated as of July 16, 2010, (filed as Exhibit 4 to Registrant's Form 8-K filed on July 15, 2010).
4.1-4	Fourth Supplemental Indenture dated as of November 19, 2013, (filed as Exhibit 4 to the Registrant's Form 8-K filed on November 18, 2013).
4.1-5	Fifth Supplemental Indenture dated as of January 13, 2016, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on January 13, 2016).
4.1-6	Sixth Supplemental Indenture dated as of August 19, 2016, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on August 19, 2016).
4.1-7	Seventh Supplemental Indenture dated as of August 17, 2018, (filed as Exhibit 4.2 to the Registrant's Form 8-K filed on August 17, 2018).
4.1-8	Eighth Supplemental Indenture dated as of October 3, 2019, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on October 4, 2019).
4.1-9	Ninth Supplemental Indenture dated as of June 17, 2020, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on June 17, 2020).
4.1-10	Tenth Supplemental Indenture dated as of August 26, 2021, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on August 26, 2021).
4.1-11	Eleventh Supplemental Indenture dated as of March 7, 2023, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on March 7, 2023).
4.1-12	Twelfth Supplemental Indenture dated as of September 15, 2023, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on September 15, 2023).

4.1-13	Thirteenth Supplemental Indenture dated as of May 16, 2024, (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on May 16, 2024).
4.1-14	Fourteenth Supplemental Indenture dated as of October 2, 2025 between Black Hills Corporation and Computershare Trust Company, N.A. (as current successor to LaSalle Bank National Association), as trustee (filed as Exhibit 4.1 to the Registrant's Form 8-K filed on October 2, 2025).
4.2	Restated and Amended Indenture of Mortgage and Deed of Trust of Black Hills Corporation (now called Black Hills Power, Inc.) dated as of September 1, 1999, (filed as Exhibit 4.19 to the Registrant's Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-3 (No. 333-150669)).
4.2-1	First Supplemental Indenture, dated as of August 13, 2002, between Black Hills Power, Inc. and The Bank of New York Mellon (as successor to JPMorgan Chase Bank), as Trustee (filed as Exhibit 4.20 to the Registrant's Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S‑3 (No. 333‑150669)).
4.2-2	Second Supplemental Indenture, dated as of October 27, 2009, between Black Hills Power, Inc. and The Bank of New York Mellon (filed as Exhibit 4.21 to the Registrant's Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 333-150669)).
4.2-3	Third Supplemental Indenture, dated as of October 1, 2014, between Black Hills Power, Inc. and The Bank of New York Mellon (filed as Exhibit 10.1 to the Registrant's Form 8-K filed on October 2, 2014).
4.3	Restated Indenture of Mortgage, Deed of Trust, Security Agreement and Financing Statement, amended and restated as of November 20, 2007, between Cheyenne Light, Fuel and Power Company and Wells Fargo Bank, National Association (filed as Exhibit 10.2 to the Registrant's Form 8-K filed on October 2, 2014).
4.3-1	First Supplemental Indenture, dated as of September 3, 2009, between Cheyenne Light, Fuel and Power Company and Wells Fargo Bank, National Association (filed as Exhibit 10.3 to the Registrant's Form 8-K filed on October 2, 2014).
4.3-2	Second Supplemental Indenture, dated as of October 1, 2014, between Cheyenne Light, Fuel and Power Company and Wells Fargo Bank, National Association (filed as Exhibit 10.4 to the Registrant's Form 8-K filed on October 2, 2014).
4.4	Form of Stock Certificate for Common Stock, Par Value $1.00 Per Share (filed as Exhibit 4.2 to the Registrant's Form 10-K for 2000).
4.5	Description of Securities (filed as Exhibit 4.5 to the Registrant's Form 10-K for 2019).
10.1†	Amended and Restated Pension Equalization Plan of Black Hills Corporation dated November 6, 2001, (filed as Exhibit 10.11 to the Registrant's Form 10-K/A for 2001).
10.1-1†	First Amendment to Pension Equalization Plan (filed as Exhibit 10.10 to the Registrant's Form 10-K for 2002).
10.1-2†	Grandfather Amendment to the Amended and Restated Pension Equalization Plan of Black Hills Corporation (filed as Exhibit 10.2 to the Registrant's Form 10-K for 2008).
10.2†	Restoration Plan of Black Hills Corporation (filed as Exhibit 10.5 to the Registrant's Form 10-K for 2008).
10.2-1†	First Amendment to the Restoration Plan of Black Hills Corporation dated July 24, 2011, (filed as Exhibit 10.2 to the Registrant's Form 10-Q for the quarterly period ended June 30, 2011).
10.3†	Black Hills Corporation Non-qualified Deferred Compensation Plan as Amended and Restated effective January 1, 2011, (filed as Exhibit 10.4 to the Registrant's Form 10-K for 2010).
10.3-1†	First Amendment to the Black Hills Corporation Nonqualified Deferred Compensation Plan as Amended and Restated effective January 1, 2011, (filed as Exhibit 10.5 to the Registrant's Form 10-K for 2018).
10.4†	Black Hills Corporation Post-2018 Nonqualified Deferred Compensation Plan (filed as Exhibit 10.4 to the Registrant's Form 10-K for 2022).
10.5†	Black Hills Corporation 2005 Omnibus Incentive Plan ("Omnibus Plan") (filed as Appendix A to the Registrant's Proxy Statement filed April 13, 2005).
10.5-1†	First Amendment to the Omnibus Plan (filed as Exhibit 10.11 to the Registrant's Form 10-K for 2008).
10.5-2†	Second Amendment to the Omnibus Plan (filed as Exhibit 10 to the Registrant's Form 8-K filed on May 26, 2010).
10.6†	Black Hills Corporation Amended and Restated 2015 Omnibus Incentive Plan effective January 24, 2023, (filed as Exhibit 10.6 to the Registrant's Form 10-K for 2022).
10.7†	Form of Stock Option Agreement effective for awards granted on or after April 28, 2015, (filed as Exhibit 10.8 to Registrant's Form 10-K for 2015).
10.8†	Form of Performance Unit Award Agreement for 2015 Omnibus Incentive Plan effective for awards granted on or after January 1, 2021, (filed as Exhibit 10.17 to the Registrant's Form 10-K for 2020).

10.9†	Form of Indemnification Agreement (filed as Exhibit 10.5 to the Registrant's Form 8-K filed on September 3, 2004).
10.10†*	Change in Control Agreement dated November 15, 2025, between Black Hills Corporation and Linden R. Evans.
10.11†*	Change in Control Agreements dated November 15, 2025, between Black Hills Corporation and its non-CEO Senior Executive Officers.
10.12†	Outside Directors Stock Based Compensation Plan as Amended and Restated effective January 1, 2009, (filed as Exhibit 10.23 to the Registrant's Form 10-K for 2008).
10.12-1†	First Amendment to the Outside Directors Stock Based Compensation Plan effective January 1, 2011, (filed as Exhibit 10.16 to the Registrant's Form 10-K for 2010).
10.12-2†	Second Amendment to the Outside Director's Stock Based Compensation Plan effective January 1, 2013, (filed as Exhibit 10.15 to the Registrant's Form 10-K for 2012).
10.12-3†	Third Amendment to the Outside Director's Stock Based Compensation Plan effective January 1, 2015, (filed as Exhibit 10.16 to the Registrant's Form 10-K for 2014).
10.12-4†	Fourth Amendment to the Outside Director's Stock Based Compensation Plan effective January 1, 2017, (filed as Exhibit 10.4 to the Registrant's Form 10-Q for the quarterly period ended September 30, 2016).
10.12-5†	Fifth Amendment to the Outside Director's Stock Based Compensation Plan effective January 1, 2018, (filed as Exhibit 10.16 to the Registrant's Form 10-K for 2017).
10.12-6†	Sixth Amendment to the Outside Director's Stock Based Compensation Plan effective January 1, 2019, (filed as Exhibit 10.18 to the Registrant's Form 10-K for 2018).
10.13†	Form of Non-Disclosure and Non-Solicitation Agreement for Certain Employees (filed as Exhibit 10.8 to the Registrant's Form 10-Q for the quarterly period ended March 31, 2016).
10.14	Equity Distribution Sales Agreement dated June 16, 2023, among Black Hills Corporation and the several Agents named therein (filed as Exhibit 1.1 to the Registrant's Form 8-K filed on June 20, 2023).
10.14-1	First Amendment to Equity Distribution Sales Agreement dated May 8, 2025 among Black Hills Corporation and the Agents, Forward Purchasers and Forward Sellers named therein (filed as Exhibit 1.1 to the Registrant's Form 8-K filed on May 8, 2025).
10.15	Fourth Amended and Restated Credit Agreement dated as of July 19, 2021, (relating to $750 million Revolving Credit Facility), among Black Hills Corporation, as Borrower, the financial institutions party thereto, as Banks, and U.S. Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to the Registrant's Form 8-K filed on July 19, 2021).
10.15-1	First Amendment to Fourth Amended and Restated Credit Agreement dated as of May 9, 2023, (relating to $750 million Revolving Credit Facility), among Black Hills Corporation, as Borrower, the financial institutions party thereto, as Banks, and U.S. Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to the Registrant's Form 10-Q filed on August 3, 2023).
10.15-2	Second Amendment to Fourth Amended and Restated Credit Agreement dated as of May 31, 2024, (relating to $750 million Revolving Credit Facility), among Black Hills Corporation, as Borrower, the financial institutions party there, as Banks, and U.S. Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to the Registrant's Form 8-K on June 5, 2024).
10.16†	Non-Employee Director Equity Compensation Plan effective January 1, 2022, (filed as Exhibit 10.25 to the Registrant's Form 10-K filed on February 15, 2022).
10.17†	Form of Restricted Stock Unit Award Agreement (Non-Employee Director) effective for awards granted on or after January 1, 2022, (filed as Exhibit 10.26 to the Registrant's Form 10-K filed on February 15, 2022).
10.18	Coal Leases between WRDC and the Federal Government -Dated October 1, 1965 (filed as Exhibit 5(k) to the Registrant's Form S‑7, File No. 2‑60755) -Modified January 22, 1990 (filed as Exhibit 10(j) to the Registrant's Form 10‑K for 1989).
10.19	Assignment of Mining Leases and Related Agreement effective May 27, 1997, between WRDC and Kerr-McGee Coal Corporation (filed as Exhibit 10(u) to the Registrant's Form 10-K for 1997).
10.20†	Form of Restricted Stock Award Agreement for the Amended and Restated 2015 Omnibus Incentive Plan effective for awards granted on or after January 24, 2023, (filed as Exhibit 10.30 to the Registrant's Form 10-K for 2022).
10.21†	Form of Performance Unit Award Agreement for the Amended and Restated 2015 Omnibus Incentive Plan effective for awards granted on or after January 1, 2023, (filed as Exhibit 10.29 to the Registrant's Form 10-K for 2022).

10.22†	Form of Short-term Incentive Plan Award Agreement for the Amended and Restated 2015 Omnibus Incentive Plan effective for awards granted on or after January 1, 2024 (filed as Exhibit 10.30 to the Registrant's Form 10-K for 2023).
10.23†	Form of Performance Unit Award Agreement for the Amended and Restated 2015 Omnibus Incentive Plan effective for awards granted on or after January 1, 2024 (filed as Exhibit 10.31 to the Registrant's Form 10-K for 2023).
10.24†	Chief Executive Officer Agreement, dated as of August 18, 2025, between Black Hills Corporation and Brian B. Bird (filed as Exhibit 10.1 to the Registrant's Form 8-K filed on August 19, 2025).
10.25†	Transition Agreement, dated August 18, 2025, by and between Black Hills Corporation and Linden R. Evans (filed as Exhibit 10.2 to the Registrant's Form 8-K filed on August 19, 2025).
10.26†*	Form of Performance Unit Award Agreement for the Amended and Restated 2015 Omnibus Incentive Plan effective for awards granted on or after January 1, 2026.
19	Insider Trading Policy (filed as Exhibit 19 to the Registrant's Form 10-K for 2023).
21*	List of Subsidiaries of Black Hills Corporation.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a - 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a - 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
95*	Mine Safety and Health Administration Safety Data.
97†	Mandatory Compensation Recovery Policy dated December 1, 2023 (filed as Exhibit 97 to the Registrant's Form 10-K for 2023).
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK HILLS CORPORATION

By: /S/ LINDEN R. EVANS

Linden R. Evans, President and Chief Executive Officer

Dated: February 11, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/S/ STEVEN R. MILLS Steven R. Mills	Director and Chairman	February 11, 2026
/S/ LINDEN R. EVANS Linden R. Evans, President and Chief Executive Officer	Director and Principal Executive Officer	February 11, 2026
/S/ KIMBERLY F. NOONEY Kimberly F. Nooney, Senior Vice President and Chief Financial Officer	Principal Financial and Accounting Officer	February 11, 2026
/S/ ROBERT F. BEARD Robert Beard	Director	February 11, 2026
/S/ BARRY M. GRANGER Barry M. Granger	Director	February 11, 2026
/S/ TONY A. JENSEN Tony A. Jensen	Director	February 11, 2026
/S/ KATHLEEN S. MCALLISTER Kathleen S. McAllister	Director	February 11, 2026
/S/ ROBERT P. OTTO Robert P. Otto	Director	February 11, 2026
/S/ SCOTT M. PROCHAZKA Scott M. Prochazka	Director	February 11, 2026
/S/ TERESA A. TAYLOR Teresa A. Taylor	Director	February 11, 2026
/S/ ANNE G. WALESKI Anne Waleski	Director	February 11, 2026

(This page has been left blank intentionally.)

INVESTOR INFORMATION

Common Stock
Transfer Agent, Registrar &
Dividend Disbursing Agent
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
800-468-9716
shareowneronline.com

**Senior Unsecured Notes
— Black Hills Corporation**
Computershare Trust Company, N.A.
Corporate Trust
WF 8113
P.O. Box 1450
Minneapolis, MN 55485

**First Mortgage Bonds
— Black Hills Power, Inc.**
The Bank of New York Mellon
Corporate Trust, CF
101 Barclay 7 West
New York, NY 10286

**First Mortgage Bonds
— Cheyenne Light,
Fuel & Power Company**
Computershare Trust Company, N.A.
Corporate Trust
WF 8113
P.O. Box 1450
Minneapolis, MN 55485

**Industrial Development
Revenue Bonds — Cheyenne
Light, Fuel & Power Company**
Trustee & Paying Agent
Corporate Trust Services
US Bank National Association
EP-MN-WN3L
60 Livingston Avenue
St. Paul, MN 55107

Corporate Offices
Black Hills Corporation
P.O. Box 1400
7001 Mount Rushmore Road
Rapid City, SD 57709
605-721-1700
blackhillscorp.com

2026 Annual Meeting
The 2026 Annual Meeting of
Shareholders is to be held as a
virtual-only webcast on Wednesday,
April 29, 2026, at 10:30 a.m.
(Mountain Time). Prior to the
meeting, formal notice, proxy
statement and proxy will be mailed
to shareholders.

Market for Equity Securities
The Company's Common Stock
($1 par value) is traded on the New
York Stock Exchange. Quotations
for the Common Stock are reported
under the symbol BKH. The
continued interest and support of
equity owners are appreciated. The
Company has declared Common
Stock dividends payable in each
year since its incorporation in 1941.
Regular quarterly dividends when
declared are normally payable on
March 1, June 1, September 1 and
December 1.

Internet Account Access
Registered shareholders can
access their accounts electronically
at shareowneronline.com.
Shareowner Online allows
shareholders to view their account
balance, dividend information,
reinvestment details and much
more. The transfer agent maintains
stockholder account access.

Direct Deposit of Dividends
We encourage you to consider the
direct deposit of your dividends.
With direct deposit, your quarterly
dividend payment can be
automatically transferred on the
dividend payment date to the bank,
savings and loan, or credit union of
your choice.

Direct deposit assures payments are
credited to shareholders' accounts
without delay. A form is attached

to your dividend check where you
can request information about this
method of payment. Questions
regarding direct deposit should be
directed to EQ Shareowner Services.

**Dividend Reinvestment and
Direct Stock Purchase Plan**
A Dividend Reinvestment and Direct
Stock Purchase Plan provides
interested investors the opportunity
to purchase shares of the Company's
Common Stock and to reinvest all
or a percentage of their dividends.
For complete details, including
enrollment, contact the transfer
agent, EQ Shareowner Services.
Plan information is also available at
shareowneronline.com.

Website Access to Reports
The reports we file with the SEC
are available free of charge at our
website ir.blackhillscorp.com as
soon as reasonably practicable
after they are filed. In addition, the
charters of our Audit, Governance
and Leadership Development &
Compensation Committees are
located on our website along with
our Code of Business Conduct, Code
of Ethics for our Chief Executive
Officer and Senior Financial Officers,
Corporate Governance Guidelines of
our Board of Directors, and Policy for
Director Independence.

